UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2021

COMMISSION FILE NUMBER: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Eulji-ro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

ANNUAL BUSINESS REPORT

(From January 1, 2020 to December 31, 2020)

THIS IS A SUMMARY OF THE ANNUAL BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN WHICH IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

ALL REFERENCES TO THE “COMPANY” SHALL MEAN SK TELECOM CO., LTD. AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, ITS CONSOLIDATED SUBSIDIARIES. REFERENCES TO “SK TELECOM” SHALL MEAN SK TELECOM CO., LTD., BUT SHALL NOT INCLUDE ITS CONSOLIDATED SUBSIDIARIES.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA (“K-IFRS”) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. THE COMPANY HAS MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I.	COMPANY OVERVIEW

1. Company Overview

The Company’s annual business report for the year ended December 31, 2020 includes the following consolidated subsidiaries:

Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2020 (millions of Won)	Material Subsidiary*
SK Telink Co., Ltd.	Apr. 9, 1998	Telecommunication services and satellite broadcasting services	176,872	Material
SK Communications Co., Ltd.	Sept. 19, 1996	Internet portal and other Internet information services	45,584
SK Broadband Co., Ltd.	Sept. 5, 1997	Fixed-line telecommunication services, multimedia and Internet protocol TV (“IPTV”) services	5,765,808	Material
PS&Marketing Co., Ltd.	Apr. 3, 2009	Sale of telecommunication devices	470,521	Material
Service Ace Co., Ltd.	Jul. 1, 2010	Customer center management services	96,258	Material
Service Top Co., Ltd.	Jul. 1, 2010	Customer center management services	69,496
SK O&S Co., Ltd.	Jul. 1, 2010	Network maintenance services	88,633	Material
SK Telecom China Holdings Co., Ltd.	Jul. 12, 2007	Investment (holding company)	48,684
SK Global Healthcare Business Group, Ltd.	Sept. 14, 2012	Investment (SPC)	2,675
YTK Investment Ltd.	Jul. 1, 2010	Investment	3,218
Atlas Investment	Jun. 24, 2011	Investment	128,039	Material
SKT Americas, Inc.	Dec. 29, 1995	Information collection and management consulting services	24,985
One Store Co., Ltd.	Mar. 1, 2016	Contents distribution	243,442	Material
SK Planet Co., Ltd.	Oct. 1, 2011	Telecommunication and platform services	536,981	Material
Eleven Street Co., Ltd.	Sept. 1, 2018	E-commerce and Internet-related services	999,225	Material
Dreamus Company	Jul. 12, 2000	Audio device manufacturing	171,931	Material
SK Infosec Co., Ltd.	Jun. 26, 2000	Information security services	3,792,573	Material
Quantum Innovation Fund I	Dec. 3, 2018	Investment	25,354
SK telecom Japan Inc.	Mar. 1, 2018	Information collection and management consulting services	8,720
id Quantique Ltd.	Oct. 29, 2001	QRNG technology development	44,050
SK Telecom TMT Investment Corp.	Jan. 4, 2019	Investment	154,729
FSK L&S Co., Ltd.	Oct. 20, 2016	Logistics consulting services	35,259
Incross Co., Ltd.	Aug. 13, 2007	Advertising agency services	177,694	Material
Happy Hanool Co., Ltd.	Aug. 8, 2019	Services	671
SK stoa Co., Ltd.	Dec. 1, 2017	Commercial retail data broadcasting channel services	107,982

2

Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2020 (millions of Won)	Material Subsidiary*
Broadband Nowon Broadcasting Co., Ltd.	June 15, 2001	Cable broadcasting services	23,227
T map Mobility Co., Ltd.	Dec. 29, 2020	—	170,381	Material
SK M&Service Co., Ltd.	Feb. 10, 2000	Database and online information services	129,738	Material
SK Planet Global Holdings Pte. Ltd.	Aug. 10, 2012	Investment (holding company)	361
SKP America LLC	Jan. 27, 2012	Digital contents sourcing services	43,826
K-net Culture and Contents Venture Fund	Nov. 24, 2008	Investment partnership	377,863	Material
Iriver Enterprise Ltd.	Jan. 14, 2004	Management of Chinese subsidiary	171
Iriver China Co., Ltd.	Jun. 24, 2004	Electronic device manufacturing	525
DongGuan Iriver Electronics Co., Ltd.	Jul. 6, 2006	Electronic device manufacturing	3
Life Design Company Inc.	June 25, 2008	Merchandise business	5,097
SKinfosec Information Technology (wuxi) Co., Ltd.	Aug. 21, 2019	System software development and supply services	8,285
ADT CAPS Co., Ltd.	Jan. 22, 1971	Unmanned security services	838,918	Material
CAPSTEC Co., Ltd.	Jan. 1, 2005	Manned security services	36,845
Home & Service Co., Ltd.	June 5, 2017	Information and telecommunication network maintenance	124,197	Material
Panasia Semiconductor Materials LLC	May 12, 2020	Trust services and joint investment	39,015
SK Planet Japan, K. K.	Mar. 14, 2012	Digital contents sourcing services	—
id Quantique LLC	Jul. 27, 2018	Quantum information and communications services	—
FSK L&S (Shanghai) Co., Ltd.	Jul. 29, 2010	International cargo transportation agent	34,922
FSK L&S (Hungary) Co., Ltd.	Sept. 13, 2019	International cargo transportation agent	8,605
FSK L&S Vietnam Company Limited	May 5, 2020	International cargo transportation agent	1,540
Infra Communications Co., Ltd.	Aug. 1, 2017	Service operations	2,156
Mindknock Co., Ltd.	Jan. 23, 2018	Information services	317
SK Telecom Innovation Fund, L.P.	Jan. 15, 2016	Investment	71,846
SK Telecom China Fund I L.P.	Sept. 14, 2011	Investment	14,193

*	“Material Subsidiary” means a subsidiary with total assets of Won 75 billion or more as of the end of the previous fiscal year.

3

Changes in subsidiaries during the year ended December 31, 2020 are set forth below.

Change	Name	Remarks
Additions	Broadband Nowon Broadcasting Co., Ltd.	Newly acquired by SK Telecom
	FSK L&S Vietnam Company Limited	Newly established by FSK L&S Co., Ltd.
	Panasia Semiconductor Materials LLC	Newly established by Quantum Innovation Fund I
	T map Mobility Co., Ltd.	Newly established by SK Telecom through a vertical spin-off of the mobility business division
Exclusions	ADT SECURITY Co., Ltd.	Merged into ADT CAPS Co., Ltd.
	SK TELINK VIETNAM Co., Ltd.	Disposed
	Life & Security Holdings Co., Ltd.	Merged into SK Infosec Co., Ltd.

A.	Corporate Legal Business Name: SK Telecom Co., Ltd.

B.	Date of Incorporation: March 29, 1984

C.	Location of Headquarters

(1)	Address: 65 Euljiro, Jung-gu, Seoul, Korea

(2)	Phone: +82-2-6100-2114

(3)	Website: http://www.sktelecom.com

D.	Major Businesses

(1)	Wireless business

The Company provides wireless telecommunications services, characterized by its competitive strengths in handheld devices, affordable pricing, network coverage and an extensive contents library. The Company continues to maintain its reputation as the unparalleled premium network operator in the 3G, 4G and 5G markets on the basis of its technological leadership and network management technology. With the world’s first commercialization of 5G technology in 2019, the Company continues to maintain its position as the top network operator in the 5G era and strives to provide differentiated services to its customers.

In order to strengthen its sales channels, the Company has been offering a variety of fixed-line and wireless telecommunication convergence products through its subsidiary, PS&Marketing Co., Ltd. (“PS&Marketing”). PS&Marketing provides differentiated service to customers through the establishment of new sales channels and product development. Through its subsidiaries Service Ace Co., Ltd. and Service Top Co., Ltd., the Company operates customer service centers in Seoul and provides telemarketing services. Additionally, SK O&S Co., Ltd. (“SK O&S”), the Company’s subsidiary responsible for the operation of the Company’s networks, including its 5G network, provides customers with quality network services and provides the Company with technological know-how in network operations.

The Company plans to make efforts to evolve into a subscription product marketing company by sourcing a variety of services including music, over-the-top (“OTT”) contents, rental and insurance as well as big data that it has gained through its wireless business, while providing optimally personalized product packages leveraging artificial intelligence (“AI”) capabilities.

(2)	Fixed-line business

SK Broadband Co., Ltd. (“SK Broadband”) is engaged in providing telecommunications, broadcasting and new media services and various other services that are permitted to be carried out by SK Broadband under relevant regulations, as well as business activities that are directly or indirectly related to providing those services. In 1999, SK Broadband launched its high-speed Internet service in Seoul, Busan, Incheon and Ulsan and currently provides such services nationwide. SK Broadband also commercialized its TV-Portal service in July 2006 and its IPTV service in January 2009 upon receipt of permit in September 2008. In April 2019, SK Broadband decided to launch an integrated OTT platform “wavve,” combining its OTT service “oksusu” with POOQ, an OTT service alliance of Korea’s three terrestrial broadcasters. SK Broadband is focusing on strengthening the competitiveness of the combined OTT service through an increased investment in content and thereby developing it into a key service in the 5G era. In addition, SK Broadband’s merger with Tbroad Co., Ltd. (“Tbroad”) obtained all requisite regulatory approvals in January 2020, and the merger became effective as of April 30, 2020.

4

(3)	Security business

In the field of security business, the Company has completed its converged security business portfolio ranging from physical security to information security through the acquisitions of new material subsidiaries ADT CAPS Co., Ltd. (“ADT CAPS”) and SK Infosec Co., Ltd. (“SK Infosec”). Due to a growing number of single-person households and increasing awareness for crime prevention, the security industry has been growing steadily in recent years. New markets for physical security have also been developing as a result of integrating cutting-edge information and communications technology (“ICT”), such as big data, Internet of Things (“IoT”) and AI, and bio-recognition technologies. The domestic market size of the physical security industry expanded from Won 3.6 trillion in 2012 to Won 5.5 trillion in 2017 (at an average annual growth rate of 8.7%), and is expected to grow to Won 7.9 trillion (at an average annual growth rate of 7.5%) in 2022. The Company plans to expand its security business into one of its major business areas by leveraging such industry growth as well as by seeking to evolve into a converged security company following the recent merger of SK Infosec and ADT CAPS and promoting synergies with its other ICT-based businesses.

(4)	Commerce business

The Company is a leading player in the Korean e-commerce industry through its material subsidiary Eleven Street Co., Ltd. (“Eleven Street”), which operates an e-commerce platform service that connects various sellers and purchasers through its online and mobile platforms. In addition, the Company continues to evolve into a commerce portal by providing differentiated shopping-related services covering shopping information, product search and purchases, relying on the strength of the Company’s core principles of innovation supported by its advanced technological capabilities, including AI-based commerce search technology and customized recommendations based on big data analysis.

See “II.1. Business Overview” for more information.

5

E.	Credit Ratings

(1)	Corporate bonds and other long-term securities

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
February 5, 2018	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
February 5, 2018	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
February 6, 2018	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
April 10, 2018	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
April 11, 2018	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
April 16, 2018	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
May 29, 2018	Hybrid securities	AA+ (Stable)	Korea Ratings	Current rating
August 31, 2018	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
August 31, 2018	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
August 31, 2018	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
February 20, 2019	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
February 20, 2019	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
February 20, 2019	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
May 31, 2019	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
June 4, 2019	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
June 18, 2019	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
July 15, 2019	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
July 15, 2019	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
July 15, 2019	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
October 4, 2019	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
October 7, 2019	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
October 8, 2019	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
December 26, 2019	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
December 27, 2019	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
December 27, 2019	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
June 16, 2020	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
June 18, 2020	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
June 22, 2020	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
September 28, 2020	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
September 29, 2020	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
September 29, 2020	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
December 30, 2020	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
January 4, 2021	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
January 4, 2021	Corporate bond	AAA (Stable)	Korea Investors Service, Co., Ltd.	Current rating

*

Rating definition: “AAA” - The certainty of principal and interest payment is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

*	Rating definition: “AA” - The certainty of principal and interest payment is extremely high with very low investment risk, but has slightly inferior factors compared to “AAA” rating.

6

(2)	Commercial paper (“CP”) and short-term bonds

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
April 10, 2018	CP	A1	Korea Investors Service, Inc.	Current rating
April 10, 2018	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
April 11, 2018	CP	A1	Korea Ratings	Current rating
April 11, 2018	Short-term bond	A1	Korea Ratings	Current rating
April 16, 2018	CP	A1	NICE Investors Service Co., Ltd.	Current rating
April 16, 2018	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
August 31, 2018	CP	A1	Korea Ratings	Regular rating
August 31, 2018	CP	A1	Korea Investors Service, Inc.	Regular rating
August 31, 2018	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
August 31, 2018	Short-term bond	A1	Korea Ratings	Regular rating
August 31, 2018	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
August 31, 2018	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating
May 31, 2019	CP	A1	Korea Ratings	Current rating
May 31, 2019	Short-term bond	A1	Korea Ratings	Current rating
June 4, 2019	CP	A1	NICE Investors Service Co., Ltd.	Current rating
June 4, 2019	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
June 18, 2019	CP	A1	Korea Investors Service, Inc.	Current rating
June 18, 2019	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
October 4, 2019	CP	A1	Korea Ratings	Regular rating
October 4, 2019	Short-term bond	A1	Korea Ratings	Regular rating
October 7, 2019	CP	A1	Korea Investors Service, Inc.	Regular rating
October 7, 2019	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
October 8, 2019	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
October 8, 2019	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating
June 16, 2020	CP	A1	Korea Ratings	Current rating
June 16, 2020	Short-term bond	A1	Korea Ratings	Current rating
June 18, 2020	CP	A1	Korea Investors Service, Inc.	Current rating
June 18, 2020	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
June 22, 2020	CP	A1	NICE Investors Service Co., Ltd.	Current rating
June 22, 2020	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
September 28, 2020	CP	A1	NICE Investors Service Co., Ltd.	Current rating
September 28, 2020	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
September 29, 2020	CP	A1	Korea Ratings	Current rating
September 29, 2020	Short-term bond	A1	Korea Ratings	Current rating
September 29, 2020	CP	A1	Korea Investors Service, Inc.	Current rating
September 29, 2020	Short-term bond	A1	Korea Investors Service Co., Ltd.	Current rating

*

Rating definition: “A1” - Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

7

(3)	International credit ratings

Date of credit rating	Subject of rating	Credit rating of securities	Credit rating agency	Rating type
October 23, 2017	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating
April 8, 2018	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Current rating
April 9, 2018	Bonds denominated in foreign currency	A3 (Stable)	Moody’s Investors Service	Current rating
May 8, 2018	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating
May 10, 2018	Bonds denominated in foreign currency	A3 (Negative)	Moody’s Investors Service	Regular rating
October 15, 2018	Bonds denominated in foreign currency	A- (Negative)	Fitch Ratings	Regular rating
March 6, 2019	Bonds denominated in foreign currency	A- (Negative)	S&P Global Ratings	Regular rating
May 30, 2019	Bonds denominated in foreign currency	A3 (Negative)	Moody’s Investors Service	Regular rating
October 14, 2019	Bonds denominated in foreign currency	A- (Negative)	Fitch Ratings	Regular rating
June 11, 2020	Bonds denominated in foreign currency	A3 (Negative)	Moody’s Investors Service	Regular rating
October 6, 2020	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating

(4)	Listing (registration or designation) of Company’s shares and special listing status

Listing (registration or designation) of stock	Date of listing (registration or designation)	Special listing	Special listing and applicable regulations
KOSPI Market of Korea Exchange	November 7, 1989	Not applicable	Not applicable

2. Company History

March 1984: Establishment of Korea Mobile Telecommunications Co., Ltd.

November 1989: Listing on the KOSPI Market of the Korea Exchange

March 1997: Change of name to SK Telecom Co., Ltd.

March 2008: Acquisition of Hanaro Telecom (the predecessor entity of SK Broadband)

October 2011: Spin-off of SK Planet Co., Ltd. (“SK Planet”)

June 2015: Comprehensive exchange of shares of SK Broadband

May 2018: Acquisition of ADT CAPS through the acquisition of shares of Siren Holdings Korea Co., Ltd.

December 2018: Comprehensive exchange of shares of SK Infosec

April 2020: Merger of SK Broadband and Tbroad

December 2020: Spin-off of T map Mobility Co., Ltd. (“T Map Mobility”)

A.	Location of Headquarters

•	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

•	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

•	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

8

•	99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)

•	65 Euljiro, Jung-gu, Seoul (December 13, 2004)

B.	Significant Changes in Management

At the 32nd General Meeting of Shareholders held on March 18, 2016, Dae Sik Cho was re-elected as an inside director and Dae Shick Oh was re-elected as an independent director and member of the audit committee of the Company’s board of directors (the “Board of Directors”). At the 33rd General Meeting of Shareholders held on March 24, 2017, Jung Ho Park was elected as an inside director and Dae Sik Cho was elected as a non-executive director. Jae Hoon Lee and Jae Hyeon Ahn were re-elected as independent directors and members of the audit committee and Jung Ho Ahn was elected as an independent director. At the 34th General Meeting of Shareholders held on March 21, 2018, Young Sang Ryu was elected as an inside director and Youngmin Yoon was elected as an independent director and member of the audit committee of the Board of Directors. At the 35th General Meeting of Shareholders held on March 26, 2019, Seok-Dong Kim was elected as an independent director and member of the audit committee of the Board of Directors. At the 36th General Meeting of Shareholders held on March 26, 2020, Jung Ho Park was re-elected as an inside director, Dae Sik Cho was re-elected as a non-executive director, Jung Ho Ahn was re-elected as an independent director and member of the audit committee of the Board of Directors, Yong-Hak Kim was newly elected as an independent director and member of the audit committee and Junmo Kim was newly elected as an independent director. At the 36th General Meeting of Shareholders held on March 25, 2021, Young Sang Ryu was re-elected as inside director, and Youngmin Yoon was re-elected as an independent director and member of the audit committee of the Board of Directors.

C.	Change in Company Name

On January 2, 2017, SK M&Service Co., Ltd. (“SK M&Service”), one of the Company’s subsidiaries, changed its name to SK M&Service Co., Ltd. from M&Service Co., Ltd. in accordance with a resolution at its general meeting of shareholders on December 26, 2016.

On March 28, 2019, Iriver Ltd., one of the Company’s subsidiaries, changed its name to Dreamus Company in accordance with a resolution at its general meeting of shareholders.

On April 17, 2019, Network O&S Co., Ltd., one of the Company’s subsidiaries, changed its name to SK O&S Co., Ltd. pursuant to a resolution at its extraordinary meeting of shareholders.

D.	Mergers, Acquisitions and Restructuring

(1) Establishment of SK TechX Co., Ltd. and One Store Co., Ltd. (“One Store”)

In March 2016, SK Planet spun off its platform business and T Store business and established SK TechX Co., Ltd. (“SK TechX”) and One Store. The Company exchanged 12,323,905 shares of SK Planet for 6,323,905 shares of SK TechX and 6,000,000 shares of One Store at the time of the spin-off. The Company later acquired an additional 4,409,600 shares of One Store at a purchase price of Won 22 billion by participating in the follow-on rights offering. The Company did not participate in the subsequent follow-on rights offering and as of December 31, 2020, the Company had a 52.1% interest in One Store.

(2) Spin-off and merger of SK Planet’s location-based services business and mobile phone verification services business

Through the merger of SK Planet’s location-based services business and mobile phone verification services business into SK Telecom, the Company seeks to provide a solid base for continued growth, especially in the next generation platform business. The spin-off and merger was effective as of April 5, 2016 and was registered as of April 7, 2016. SK Planet is a wholly-owned subsidiary of the Company, and as the Company did not issue any new shares in connection with the merger, there was no change in the share ownership of the Company.

9

(3) Establishment of Hana-SK Fintech Corporation

In order to provide an everyday finance platform, the Company entered into a joint venture agreement with Hana Financial Group, in accordance with the resolution of the Board of Directors on July 28, 2016. Combining the Company’s leading mobile technology and big data analysis capabilities with Hana Financial Group’s financial service, Hana-SK Fintech Corporation plans to provide innovative mobile financial services such as mobile asset management, easy payment and overseas wire transfer services. SK Telecom holds a 49% equity stake in the joint venture, and Hana Financial Group holds the remaining 51%.

(4) Capital contribution of shares of NSOK Co., Ltd. (“NSOK”) for new shares of SK Telink

On October 25, 2016, the Company made a capital contribution of all shares of NSOK owned by the Company to SK Telink in exchange for 219,967 newly issued shares of SK Telink, which resulted in an increase of the Company’s equity interest in SK Telink to 85.86%.

(5) Acquisition of shares of SM Mobile Communications

In October 2016, the Company transferred the media platform businesses Hotzil and 5Ducks to SM Mobile Communications in exchange for 1,200,000 shares of SM Mobile Communications. As a result, the Company owned a 46.2% equity interest in SM Mobile Communications as of December 31, 2020.

(6) Exchange of shares of SK Communications Co., Ltd. (“SK Communications”)

On November 24, 2016, the Board of Directors resolved to approve the payment of cash consideration in lieu of the issuance of shares of the Company in a comprehensive exchange of shares of SK Communications. The amount of cash consideration was based on a share exchange ratio of one common share of the Company to 0.0125970 common share of SK Communications. In February 2017, SK Communications became a wholly-owned subsidiary of the Company.

(7) Acquisition of shares of Iriver

The Company acquired 4,699,248 shares of Iriver at a purchase price of Won 5,320 in connection with a capital contribution. The Company’s equity interest in Iriver following the acquisition is 45.9%. See “Report on Important Business Matters (Decision on Capital Increase)” filed on July 17, 2017 by Iriver for more information.

*	Iriver changed its name to “Dreamus Company” pursuant to a resolution at its general meeting of shareholders on March 28, 2019.

(8) Acquisition of newly issued shares of SK China Company Limited (“SK China”)

On July 28, 2017, the Company acquired newly issued shares of SK China to find investment opportunities in ICT and other promising areas of growth in China. In exchange for newly issued shares of SK China, the Company contributed its full equity interest in each of SKY Property Management Limited (“SKY”) and SK Industrial Development China Co., Ltd. (“SK IDC”) as well as cash, equal to the following amounts: 1) SKY stock: USD 276,443,440.64, 2) SK IDC stock: USD 108,072,007.67 and 3) Cash: USD 100,000,000.00. As a result of the acquisition, the Company holds 10,928,921 shares and a 27.27% of equity interest in SK China. See “Report on Decision on Acquisition of SK China Shares” filed by the Company on July 28, 2017 for more information about this transaction.

(9) Exchange of shares of SK Telink

On September 28, 2017, the Company disclosed a resolution approving the payment of cash consideration in lieu of the issuance of shares of SK Telecom in an exchange of shares of SK Telink. The amount of cash consideration was based on a share exchange ratio of 1:1.0687714. The exchange was completed on December 14, 2017, upon which exchange SK Telink became a wholly-owned subsidiary of the Company.

10

(10) Acquisition of shares of FSK L&S Co., Ltd.

On February 6, 2016, the Company acquired 2,415,750 shares of FSK L&S Co., Ltd. at a purchase price of Won 17.8 billion from SK Inc. (formerly known as SK Holdings Co., Ltd.) to utilize its logistics sharing infrastructure with its counterparties and pursue new business opportunities. As a result of the acquisition, the Company had a 60% equity interest in FSK L&S Co., Ltd.

(11) Acquisition of shares of id Quantique SA

In order to increase the value of the Company by enhancing its position as the top mobile network operator (“MNO”) through utilizing quantum cryptography and by generating returns from its global business, the Company acquired an additional 41,157,506 shares of id Quantique SA on April 30, 2018. As a result, the Company owns a total of 58.1% of the issued and outstanding shares (44,157,506 shares), and has acquired control, of id Quantique SA.

(12) Acquisition of shares of Siren Holdings Korea Co., Ltd.

The Company acquired shares of Siren Holdings Korea Co., Ltd. (“SHK”), which wholly owns ADT CAPS, in order to strengthen its security business and expand its residential customer base. See “Report on Decision on Acquisition of Shares of Siren Holdings Korea Co., Ltd.” filed on May 8, 2018 for more information.

*

Siren Investments Korea Co., Ltd. merged with and into SHK with SHK as the surviving entity, following which CAPSTEC Co., Ltd. (“CAPSTEC”) and ADT SECURITY Co., Ltd. (“ADT SECURITY”), which were subsidiaries of ADT CAPS, became subsidiaries of SHK.

*

SHK changed its name to Life & Security Holdings Co., Ltd. (“Life & Security Holdings”) in accordance with a resolution at its extraordinary meeting of shareholders on October 23, 2018, and Life & Security Holdings merged with SK Infosec on December 30, 2020.

(13) Capital increase of Iriver

On July 26, 2018, the board of directors of Iriver, a subsidiary of the Company, resolved to approve a capital increase of Won 70,000 million through third-party allotment and subsequently issued 7,990,867 common shares. The Company participated in the capital increase and paid Won 65,000 million to subscribe 7,420,091 common shares of Iriver on August 10, 2018, resulting in an increase of the Company’s ownership interest from 45.9% to 53.7%.

(14) Exchange of shares of SK Infosec

On October 26, 2018, the Company announced the decision of the Board of Directors to approve the comprehensive exchange of shares of SK Infosec for shares of the Company. The share exchange ratio was one common share of the Company to 0.0997678 common share of SK Infosec. The share exchange was completed on December 27, 2018, upon which SK Infosec became a wholly-owned subsidiary of the Company.

(15) Acquisition of shares of SK stoa Co., Ltd. (“SK Stoa”)

On April 25, 2019, the Board of Directors resolved to acquire the 100% equity interest in SK Stoa owned by SK Broadband, a subsidiary of the Company, in order to expand its T-commerce business and maximize synergies with other ICT businesses of the Company. On January 3, 2020, the Company acquired 3,631,355 shares of SK Stoa after obtaining governmental approvals.

(16) Acquisition of shares of Tbroad Nowon Broadcasting Co., Ltd. (“Tbroad Nowon”)

On April 26, 2019, the Board of Directors resolved to acquire shares of Tbroad Nowon to enhance the Company’s competitiveness in the media business pursuant to a share purchase agreement with Tbroad Nowon’s largest shareholder, Tbroad. The Company acquired a 55.00% equity interest, or 627,000 shares, of Tbroad Nowon at a purchase price of Won 10.4 billion. See the report on “Amendment Regarding Decision on Acquisition of Tbroad Nowon” filed by the Company on January 28, 2020 for more information.

11

(17) Disposal of shares of SMC and Shopkick

On June 11, 2019, SKP America, a subsidiary of the Company, disposed of its 100% equity interest in SMC and SMC’s wholly-owned subsidiary Shopkick.

(18) Acquisition of shares of Incross Co., Ltd. (“Incross”)

On June 28, 2019, the Company acquired 2,786,455 shares of Incross in order to strengthen its digital advertising business. The Company’s equity interest in Incross following the acquisition is 34.6%. See the report on “Decision on Acquisition of Shares of Incross” filed by the Company on April 11, 2019, as amended on June 3, 2019 for more information.

(19) Capital increase of Content Alliance Platform Inc. (“Content Alliance Platform”)

On September 18, 2019, the Company participated in a capital increase by Content Alliance Platform in the amount of Won 90 billion through third-party allotment in order to provide innovative media services and contents to customers and to enhance its competitiveness as a differentiated mobile OTT platform. See the report on “Participation in Capital Increase by Content Alliance Platform” filed by the Company on April 5, 2019, as amended on June 28, 2019.

(20) Acquisition of newly-issued shares of Kakao Corp. (“Kakao”)

In order to pursue a strategic alliance with Kakao, the Company acquired newly-issued common shares of Kakao in the aggregate amount of approximately Won 300 billion through third-party allotment on November 5, 2019. Kakao acquired treasury shares of the Company. See the report on “Results of Disposal of Treasury Shares” filed by the Company on November 5, 2019 for more information.

(21) Spin-off of T Map Mobility

In order to strengthen the business expertise and enhance the efficiency of the Company’s mobility business, the Company engaged in a vertical spin-off of such business into T Map Mobility. The spin-off was a simple vertical spin-off, whereby the shareholder ownership composition remained the same, and it had no effect on the Company’s consolidated financial statements. The spin-off registration date was December 30, 2020.

*	See the report on “Decision to Spin Off Mobility Business” filed by the Company on October 16, 2020, for more information.

[SK Broadband]

(1) Establishment of a subsidiary

On May 23, 2017, SK Broadband’s board of directors resolved to approve the establishment of a subsidiary. On June 5, 2017, SK Broadband established Home & Service Co., Ltd. (“Home & Service”), a subsidiary responsible for the management of customer service operations. Home & Service was incorporated by SK Broadband under the Korean Commercial Code. The subsidiary was capitalized at Won 46 billion and the Korea Fair Trade Commission approved the subsidiary’s incorporation as an SK affiliate on July 1, 2017.

(2) Spin-off

On August 16, 2017, SK Broadband’s board of directors resolved to approve the spin-off of its T-commerce subsidiary through a spin-off and subsequent establishment of a subsidiary pursuant to Article 530-2 and 530-12 of the Korean Commercial Code, with both companies from the simple vertical spin-off remaining as existing companies. The spin-off was effective as of December 1, 2017, and the subsidiary was capitalized at Won 15 billion, with SK Broadband holding a 100% equity interest. The Korea Fair Trade Commission approved the subsidiary’s incorporation as an SK affiliate on January 1, 2018.

12

(3) Transfer of business

On April 5, 2019, SK Broadband’s board of directors resolved to approve an agreement for the transfer of its OTT service, oksusu, to Content Alliance Platform (POOQ), a joint venture among KBS, MBC and SBS. The transaction was completed on September 18, 2019.

(4) Transfer of subsidiary shares

On April 24, 2019, SK Broadband’s board of directors approved the transfer of its 100% equity interest (3,631,355 shares) in SK Stoa, a subsidiary of SK Broadband, to SK Telecom. On December 30, 2019, the Ministry of Science and ICT (“MSIT”) approved the change in the largest capital contributor, and the transaction was completed on January 3, 2020.

(5) Merger of Tbroad, Tbroad Dongdaemun Broadcasting Co., Ltd. (“Tbroad Dongdaemun”) and Korea Digital Cable Media Center (“KDMC”) with and into SK Broadband (the “Tbroad Merger”)

On April 26, 2019, SK Broadband’s board of directors resolved to enter into a merger agreement pursuant to which Tbroad, Tbroad Dongdaemun and KDMC will merge with and into SK Broadband. On January 23, 2020, the parties entered into an amendment to the merger agreement due to changes in the merger timeline, and on March 26, 2020, the entry into the merger agreement was approved as proposed at the extraordinary general meeting of shareholders. The Tbroad Merger was completed as of April 30, 2020.

(6) Transfer of Business

On July 30, 2020, SK Broadband’s board of directors resolved to approve a certain MVNO Business Transfer Agreement in connection with the sale of its Mobile Virtual Network Operator (“MVNO”) business to Korea Cable Telecom Co., Ltd. The sale was a follow-up measure to, and a condition to MSIT’s approval of, the Tbroad Merger, and was carried out pursuant to the terms of the merger agreement for the Tbroad Merger. The transfer was completed on August 31, 2020.

[SK Telink]

(1) Acquisition of shares of NSOK

In accordance with the resolution of its board of directors on September 22, 2016, SK Telink received a capital contribution of 408,435 shares (an 83.9% equity interest) of NSOK owned by SK Telecom. On October 25, 2016, SK Telink acquired the remaining 78,200 outstanding shares (a 16.1% equity interest) of NSOK, pursuant to which NSOK became a wholly-owned subsidiary of SK Telink.

In accordance with the resolution of its board of directors on April 12, 2017, SK Telink acquired 525,824 additional shares of NSOK pursuant to a rights offering for an aggregate amount of Won 40.0 billion (or Won 76,071 per share), resulting in SK Telink’s ownership of 1,012,459 shares (a 100% equity interest) of NSOK.

(2) Comprehensive exchange of shares

On September 28, 2017, SK Telink’s board of directors approved a comprehensive exchange of shares with SK Telecom, pursuant to which SK Telecom would acquire SK Telink’s remaining outstanding shares for cash consideration in lieu of issuance of shares of SK Telecom. The share exchange agreement was subsequently approved at the extraordinary general meeting of shareholders held on November 9, 2017.

Following the exchange, there were no changes to SK Telecom’s share ownership interest level or to management structure, and SK Telecom and SK Telink will remain as corporate entities. SK Telink became a wholly-owned subsidiary of SK Telecom and remains as an unlisted corporation, while SK Telecom remains as a listed corporation.

(3) Disposal of NSOK shares

Pursuant to the resolution of its board of directors on October 8, 2018, SK Telink entered into an agreement to sell 1,012,459 shares of NSOK (representing a 100.00% equity interest) to Life & Security Holdings. The date of sale was October 10, 2018, and the sale consideration amount was Won 100 billion. See “Report on Disposal of Shares of Related Party” filed on October 8, 2018 by SK Telink for more information about this transaction.

13

(4) Change in location of headquarters

As of April 20, 2020, SK Telink changed the location of its headquarters to 144 Mapo T-town, Mapo-daero, Mapo-gu, Seoul pursuant to a resolution of its board of directors on April 16, 2020.

(5) Transfer of access ID business

On May 22, 2020, the board of directors of SK Telink resolved to transfer its access ID business and related assets to ADT CAPS, a related party, for Won 0.4 billion, effective as of May 31, 2020.

(6) Transfer of device business

On May 22, 2020, the board of directors of SK Telink resolved to transfer its device business and related assets to SK Networks Co., Ltd., a related party, for Won 4.4 billion, effective as of July 1, 2020. As such transfer qualified as a simplified business transfer, the board resolution served as requisite approval in lieu of approval by the general meeting of shareholders.

(7) Transfer of Business-to-Business (“B2B”) business

On December 2, 2020, SK Telink held an extraordinary general meeting of shareholders, which resolved to transfer its B2B business and related assets to its affiliated company, SK Broadband. The expected transfer date is March 31, 2021, and the expected value of the transfer is Won 21 billion. The above date and value may be subject to change due to factors such as requisite regulatory approvals and consultations with relevant governmental agencies.

[ADT CAPS]

(1) Merger of NSOK

Pursuant to resolutions of the board of directors on October 8, 2018 and the general meeting of shareholders on October 23, 2018, ADT CAPS merged NSOK with and into itself effective as of December 1, 2018 to seek new sources of growth, taking into account the growth potential of the physical security market.

(2) Merger of ADT SECURITY

Pursuant to resolutions of the board of directors on November 14, 2019 and the general meeting of shareholders on November 29, 2019, ADT CAPS completed the merger of ADT SECURITY with and into itself effective as of January 1, 2020 to enhance management efficiency.

(3) Acquisition of SK Hystec’s business

On July 31, 2020, ADT CAPS acquired SK Hystec Co., Ltd.’s security construction and security service businesses with the purpose of strengthening its security business expertise and competitiveness.

[Eleven Street]

(1) Establishment of Eleven Street

On July 31, 2018, the board of directors of SK Planet resolved to spin off its 11st business division (including Scinic, Gifticon and 11Pay) into a newly established company, Eleven Street, effective as of September 1, 2018. In the spin-off, newly issued shares of the spun-off company were allocated in proportion to the equity interest of the shareholders as of the date of such allocation, at a ratio of 0.14344419 newly issued share for 1 share of SK Planet (8,383,931 common shares).

14

(2) Capital increase of Eleven Street

Pursuant to the resolution of the board of directors on September 7, 2018, Eleven Street issued new shares through a third-party allotment in order to increase its capital, allocating all such new shares to Nile Holdings Co., Ltd. The payment date was September 28, 2018. After the capital increase, SK Telecom holds a 80.26% interest in Eleven Street. See “Report on Decision on Capital Increase of Eleven Street Co., Ltd.” filed by the Company on September 7, 2018 for more information.

(3) Acquisition of shares of Hello Nature Co., Ltd. (“Hello Nature”)

On October 10, 2018, Eleven Street acquired 281,908 shares of Hello Nature, a fresh food delivery service provider, from SK Planet for Won 29.9 billion. As a result of this acquisition, Eleven Street owns a 49.90% interest in Hello Nature.

(4) Share repurchase

Pursuant to the resolution at its general shareholders’ meeting held on March 26, 2019 approving a share repurchase and the resolution of its board of directors held on April 26, 2019 approving the terms of such repurchase, Eleven Street repurchased 158,429 units of its own shares from SK Planet for Won 42.5 billion and 203 units of its own shares from certain other shareholders (Young-hoon Jeon and four others) for Won 50 million, effective as of August 30, 2019, in order to enhance the value of its shares. As a result of this repurchase, Eleven Street owns 1.55% of its total shares issued as treasury shares.

[SK Infosec]

(1) Comprehensive exchange of shares

On October 25, 2018, the board of directors of SK Infosec resolved to enter into a share exchange agreement with SK Telecom pursuant to which the shareholders of record of SK Infosec would be allotted 0.00997678 treasury share of SK Telecom in exchange for one common share of SK Infosec on December 27, 2018, after which SK Infosec would become a wholly-owned subsidiary of SK Telecom. The share exchange agreement was executed on November 26, 2018 and the comprehensive share exchange was completed on December 27, 2018.

(2) Merger of Life & Security Holdings

Pursuant to the resolution of SK Infosec’s board of directors on November 27, 2020, Life & Security Holdings merged with and into SK Infosec with the purpose of enhancing operational efficiency as of December 30, 2020.

(3) Merger of ADT CAPS

Pursuant to the resolution of SK Infosec’s board of directors on January 13, 2021, ADT CAPS merged with and into SK Infosec with the purpose of enhancing operating efficiency as of March 4, 2021.

[SK Planet]

(1) Spin-off of platform business and T Store business

Effective as of March 1, 2016, SK Planet spun off its platform business and T Store business in order to enhance the competitiveness of each business for future growth.

(2) Spin-off and merger of location-based services and mobile phone verification services businesses

Effective as of April 5, 2016, SK Planet spun off its location-based services business and mobile phone verification services business and merged them into the Company in order to further concentrate its resources on its commerce business.

15

(3) Transfer of BENEPIA business

On May 29, 2017, the board of directors of SK Planet resolved to transfer the operations and assets related to its BENEPIA business for Won 7.5 billion to SK M&Service as of July 1, 2017.

(4) Spin-off of advertising agency business and sale of equity interest in SM Contents & Communications

On July 17, 2017, the board of directors of SK Planet resolved to (1) spin-off SK Planet’s advertising agency business as a newly established company, SM Contents & Communications, in order to strengthen the competitiveness of the business for future growth, which spin-off was effective as of October 1, 2017 and (2) sell 100% of its shares of SM Contents & Communications to SM Culture & Contents Co., Ltd. to further concentrate business capabilities and efficiently allocate management resources. The closing date of the sale transaction was October 24, 2017.

(5) Spin-off of 11st business

On June 19, 2018, the board of directors of SK Planet resolved to spin off its 11st business (including Scinic, Gifticon and 11Pay) into a newly established company, effective as of September 1, 2018, in order to enhance the level of specialization and competitiveness of its businesses by strengthening their core competencies and obtain further growth potential of the businesses. See the “Report on Decision on Spin-off of SK Planet’s 11st Business” filed on June 19, 2018 for more information.

(6) Merger of SK TechX

On June 19, 2018, the board of directors of SK Planet resolved to merge SK TechX with and into SK Planet, effective as of September 1, 2018, with a merger ratio between SK Planet and SK TechX of 1:3.0504171, in order to enhance management efficiency and create synergies. See the “Report on Decision on Merger of SK TechX into SK Planet” filed on June 19, 2018 for more information.

(7) Capital reduction

SK Planet decided to reduce the par value of its shares from Won 500 to Won 150 to improve its financial structure through coverage of losses. The capital reduction is effective as of April 27, 2020.

[SK M&Service]

(1) Acquisition of SK Planet’s BENEPIA business

Pursuant to the resolutions of its board of directors and its extraordinary shareholders meeting held on May 29, 2017, SK M&Service decided to acquire SK Planet’s BENEPIA business (including agency service for the Flexible Benefit Plan and related tangible and intangible assets, goodwill, systems, etc.) for Won 7.5 billion on July 1, 2017.

(2) Change in location of headquarters

Pursuant to the resolution of its board of directors on August 25, 2020, SK M&Service changed the location of its headquarters to 16th Floor, 34, Supyo-ro, Jung-gu, Seoul as of September 4, 2020.

[Dreamus Company]

(1) Acquisition of shares of S.M. Life Design Company Japan Inc.

Pursuant to the resolution of its board of directors on July 17, 2017, Dreamus Company approved a contract to acquire a total of 1,000,000 shares of S.M. Life Design Company Japan Inc. (a 100% equity interest) from S.M. Entertainment Japan Co., Ltd. with the purposes of entering foreign markets and maximizing business synergy. Dreamus Company acquired control of S.M. Life Design Company Japan Inc. upon its completion of payment for the shares on September 1, 2017.

16

(2) Merger of S.M. Mobile Communications JAPAN Inc.

Pursuant to the resolution of its board of directors on July 17, 2017, Dreamus Company decided to merge with S.M. Mobile Communications JAPAN Inc., a contents and information distribution company, with the purpose of reinforcing its contents based device business and enhancing managerial efficiency. As of October 1, 2017, Dreamus Company merged S.M. Mobile Communications JAPAN Inc. into it with a merger ratio of 1:1.6041745, based on which Dreamus Company issued 4,170,852 new common shares.

(3) Acquisition of important assets (Supply and distribution rights for music and digital contents)

On February 28, 2018, Dreamus Company entered into an agreement with S.M. Entertainment Co., Ltd. to acquire supply and distribution rights for music and digital contents of S.M. Entertainment Co., Ltd., JYP Entertainment Corporation and Big Hit Entertainment. Through this arrangement, the Company plans to increase sales by entering the music and sound recording industries and to create synergies through strategic alliances.

(4) Merger between subsidiaries

In order to achieve management efficiency and maximize organizational operation synergies, groovers Japan Co., Ltd. and SM Mobile Communications Japan Inc., each of which was a Japanese subsidiary of Dreamus Company, completed their merger with groovers Japan Co., Ltd. as the surviving entity, effective as of July 1, 2018.

(5) Investment in groovers Inc. (“Groovers”)

On July 26, 2018, the board of directors of Dreamus Company resolved to make an equity investment of Won 11,000 million (2,200,000 common shares) in Groovers for the purposes of providing operating funds to improve its financial structure and pursue new businesses. Payment was completed on July 27, 2018, and the Company’s ownership interest after such equity investment is 100%.

(6) Transfer of Music Mate business between Groovers and SK TechX

On August 31, 2018, pursuant to the resolutions of its board of directors and the extraordinary meeting of shareholders, each of which was held on June 28, 2018, Groovers acquired all properties, assets and rights related to the Music Mate streaming service from SK TechX for Won 3,570 million.

(7) Merger of Groovers

Pursuant to the resolution of its board of directors on December 26, 2018, Dreamus Company merged Groovers, a provider of music, contents and other services, with and into itself on March 1, 2019, in order to seek synergies by integrating management resources and enhance management efficiency. The merger was completed based on a merger ratio of 1:0 with no capital increase. The merger and merger registration were completed on March 1, 2019 and March 5, 2019, respectively. Since this merger qualified as a small-scale merger, the approval of the merger by a resolution of the board of directors substituted for the approval by a general meeting of shareholders.

17

(8) Disposal of shares of Iriver Inc.

Pursuant to the resolution of its board of directors on July 18, 2019, Dreamus Company disposed of all of its shares in Iriver Inc., effective as of September 1, 2019, with the goal of achieving sustainable growth of its device business by improving its financial structure and profitability and maintaining its business expertise and continuity of operations.

(9) Merger between subsidiaries

In order to achieve management efficiency and maximize organizational operation synergies, Life Design Company Inc. and groovers Japan Co., Ltd., each of which is a Japanese subsidiary of Dreamus Company, completed their merger with Life Design Company Inc. as the surviving entity, effective as of December 15, 2019.

[Incross]

(1) Spin-off of Infra Communications Co., Ltd. (“Infra Communications”)

Effective as of August 1, 2017, Incross spun off its business related to the operation agency service of the integrated mobile application marketplace “ONE Store” into a newly established company, Infra Communications, in order to strengthen the expertise and enhance management efficiency of each of its businesses, to respond effectively to the external environment by re-investing the value generated from each business into such business, and to grow and develop such business through strategic and efficient allocation of management resources.

(2) Transfer of mobile advertising network business

Effective as of April 1, 2017, Incross acquired SK Planet’s mobile advertising network business, “Syrup Ad” with the purpose of strengthening the competitiveness of its advertising network business.

(3) Transfer of media representative business

Effective as of March 17, 2020, Incross acquired SK Stoa’s advertisement media agency and advertising agency businesses with the purpose of strengthening the competitiveness of its media lab business.

3. Total Number of Shares

A.	Total Number of Shares

(As of December 31, 2020)	(Unit: in shares)
Classification	Share type			Remarks
	Common shares	Preferred shares	Total
I. Total number of authorized shares	220,000,000	—	220,000,000	—
II. Total number of shares issued to date	89,278,946	—	89,278,946	—
III. Total number of shares retired to date	8,533,235	—	8,533,235	—
a. reduction of capital	—	—	—	—
b. retirement with profit	8,533,235	—	8,533,235	—
c. redemption of redeemable shares	—	—	—	—
d. others	—	—	—	—
IV. Total number of shares (II-III)	80,745,711	—	80,745,711	—
V. Number of treasury shares	9,418,558	—	9,418,558	—
VI. Number of shares outstanding (IV-V)	71,327,153	—	71,327,153	—

18

B.	Treasury Shares

(As of December 31, 2020)			(Unit: in shares)
Acquisition methods			Type of shares	At the beginning of period	Changes			At the end of period
					Acquired (+)	Disposed (-)	Retired (-)
Acquisition pursuant to the Financial Investment Services and Capital Markets Act of Korea	Direct acquisition	Direct acquisition from market	Common shares	7,609,263	—	—	—	7,609,263
			Preferred shares	—	—	—	—	—
		Direct over- the-counter acquisition	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total (a)	Common shares	7,609,263	—	—	—	7,609,263
			Preferred shares	—	—	—	—	—
	Acquisition through trust and other agreements	Held by trustee	Common shares	—	1,809,295	—	—	1,809,295
			Preferred shares	—	—	—	—	—
		Held in actual stock	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total (b)	Common shares	—	1,809,295	—	—	1,809,295
			Preferred shares	—	—	—	—	—
Other acquisition (c)			Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
Total (a+b+c)			Common shares	7,609,263	1,809,295	—	—	9,418,558
			Preferred shares	—	—	—	—	—

*

The Board of Directors resolved to enter into a share repurchase agreement (the “Share Repurchase Agreement”) on August 27, 2020. See the report on the “Decision to Enter into Share Repurchase Agreement” filed by the Company on August 28, 2020 for more information.

*	As of March 17, 2021, the cumulative number of shares acquired under the Share Repurchase Agreement was 2,097,295, following acquisitions of additional shares thereunder after December 31, 2020.
*

As of March 17, 2021, following the Company’s disposal of 120,990 treasury shares on February 3, 2021, the number of directly acquired treasury shares decreased to 7,488,273 shares and the total number of treasury shares decreased to 9,585,568 shares. See the report on “Disposal of Shares” filed by the Company on February 9, 2021 for more information.

19

4. Status of Voting Rights

(As of December 31, 2020)		(Unit: in shares)
Classification		Number of shares	Remarks
Total shares (A)	Common share	80,745,711	—
	Preferred share	—	—
Number of shares without voting rights (B)	Common share	9,418,558	Treasury shares
	Preferred share	—	—
Shares without voting rights pursuant to the Company’s articles of incorporation (the “Articles of Incorporation”) (C)	Common share	—	—
	Preferred share	—	—
Shares with restricted voting rights pursuant to Korean law (D)	Common share	—	—
	Preferred share	—	—
Shares with reestablished voting rights (E)	Common share	—	—
	Preferred share	—	—
The number of shares with exercisable voting rights (F = A - B - C - D + E)	Common share	71,327,153	—
	Preferred share	—	—

*	As of March 17, 2021, there were 9,585,568 treasury shares without voting rights, of which 2,097,295 shares were acquired and held by a trustee pursuant to the Share Repurchase Agreement.

5. Dividends and Others

A.	Dividend Policy

Our fundamental shareholder distribution policy seeks to enhance long-term shareholder returns through stable cash dividends based on the Company’s performance and through the enhancement of corporate value based on sustained growth. To this end, the Company strives to enhance its corporate value under its capital management principle of balancing investment for growth and shareholder returns. In addition, the Company determines its shareholder return in consideration of a comprehensive set of factors including its business performance, investment plans, financial status and prospects, and the Company may make shareholder return in the form of cash or shares in accordance with its articles of incorporation. Cash dividends are determined based on the Company’s consideration of investment needs for its continued future growth as well as its annual business performance and overall cash flow status. In the case of share dividends, the type of the shares to be distributed may be determined pursuant to the resolution of the Company’s general meeting of shareholders, to the extent there are multiple classes of shares outstanding. The Company distributes annual dividends to shareholders or pledgees registered on its shareholder’s register as of the end of each fiscal year, and the Company may distribute an interim dividend once a year as of June 30 pursuant to the resolution of its board of directors. The agenda items for the 37th General Meeting of Shareholders held on March 25, 2021 included certain proposed changes to the Company’s articles of incorporation relating to quarterly dividends, as a result of which more diverse shareholder return policies are expected to be possible in the future.

(1)	Distribution of cash dividends was approved during the 34th General Meeting of Shareholders held on March 21, 2018.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

(2)	Distribution of interim dividends of Won 1,000 was approved during the 416th Board of Directors’ Meeting on July 26, 2018.

(3)	Distribution of cash dividends was approved during the 35th General Meeting of Shareholders held on March 26, 2019.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

(4)	Distribution of interim dividends of Won 1,000 was approved during the 426th Board of Directors’ Meeting on July 25, 2019.

20

(5)	Distribution of cash dividends was approved during the 36th General Meeting of Shareholders held on March 26, 2020.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

(6)	Distribution of interim dividends of Won 1,000 was approved during the 438th Board of Directors’ Meeting on July 21, 2020.

(7)	Distribution of cash dividends was approved during the 37th General Meeting of Shareholders held on March 25, 2021.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

B.	Dividends for the Past Three Fiscal Years

		(Unit: in millions of Won, except per share data and percentages)
Classification		As of and for the year ended December 31, 2020	As of and for the year ended December 31, 2019	As of and for the year ended December 31, 2018
Par value per share (Won)		500	500	500
(Consolidated) Net income		1,504,352	888,698	3,127,887
(Separate) Net income		758,792	979,891	933,902
Net income per share (Won)		20,463	12,127	44,066
Total cash dividend		715,080	730,098	717,438
Total stock dividends		—	—	—
(Consolidated) Percentage of cash dividend to available income (%)		47.5	82.0	22.9
Cash dividend yield ratio (%)	Common shares	4.1	3.7	3.6
	Preferred shares	—	—	—
Stock dividend yield ratio (%)	Common shares	—	—	—
	Preferred shares	—	—	—
Cash dividend per share (Won)	Common shares	10,000	10,000	10,000
	Preferred shares	—	—	—
Stock dividend per share (share)	Common shares	—	—	—
	Preferred shares	—	—	—

*

The total amount of cash dividends was calculated by adding the total amount of cash dividends resolved at the general meeting of shareholders for the relevant fiscal year and any quarterly cash dividends paid during such fiscal year (including interim dividends) in accordance with applicable disclosure requirements.

*	Consolidated net income is based on equity attributable to owners of the parent company.
*	Cash dividend for each of the years above include an interim dividend of Won 1,000 per share.

21

C.	Past Distributions of Dividends

Number of consecutive dividends		Average dividend yield (%)
Interim dividends	Annual dividends	Past three years	Past five years
17	27	4.0	4.0

*	Distribution of interim dividends commenced in 2004 and have continued to be made without interruption until 2020.

6. Matters Concerning Articles of Incorporation

A.	Latest Revision

The latest revision date of the articles of incorporation is March 26, 2020, and some of the articles of incorporation subject to revision were included in the agenda for the 37th General Meeting of Shareholders (held on March 25, 2021).

B.	Past Revisions

Date of Revision	General Meeting of Shareholders	Key Revisions	Reason for Revisions
March 26, 2019	35th General Meeting of Shareholders	Type of shares, change in transfer agent, etc.	Changes in accordance with the mandatory electronic registration of shares
March 26, 2020	36th General Meeting of Shareholders	Specialized safety and health planning, etc.	Changes in accordance with amendments to the Industrial Safety and Health Act of Korea and to reflect the relevant revisions to SK Group-wide management policies under SK Management System

22

II.	BUSINESS

1. Business Overview

Each company in the consolidated entity is a separate legal entity providing independent services and products. The business is primarily separated into (1) the wireless business consisting of cellular voice, wireless data and wireless Internet services, (2) the fixed-line business consisting of fixed-line telephone, high speed Internet, data and network lease services, among others, (3) commerce business, (4) security business and (5) other businesses consisting of platform services and online information services, among others.

Set forth below is a summary business description of material consolidated subsidiaries.

Classification	Company name	Description of business
Wireless	SK Telecom Co., Ltd.	Wireless voice and data telecommunications services via digital wireless networks
	PS&Marketing Co., Ltd.	Sale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels
	SK O&S Co., Ltd.	Maintenance of switching stations
	Service Ace Co., Ltd	Management and operation of customer centers
Fixed-line	SK Broadband Co., Ltd.

High-speed Internet, TV, telephone, commercial data and other fixed-line services and management of the transmission system for online digital contents

Various media-related services, such as channel management services including video-on-demand (“VOD”)

	SK Telink Co., Ltd.	International wireless direct-dial “00700” services, voice services using Internet protocol and MVNO business
	Home & Service Co., Ltd.	System maintenance of high-speed Internet, IPTV and fixed-line services
Security	ADT CAPS Co., Ltd.	Unmanned machine-based security and manned security services
	SK Infosec Co., Ltd.	Comprehensive information protection services and integrated computer system consulting and implementation services
Commerce	Eleven Street Co., Ltd.	E-commerce and Internet-related businesses
Other business	SK Planet Co., Ltd.	Information telecommunications business and development and supply of software
	One Store Co., Ltd.	Operation of mobile application store
	Dreamus Company	Online music service and distribution of records and digital content
	SK M&Service Co., Ltd.	System software development, distribution and technical support services and other online information services
	K-net Culture and Contents Venture Fund	Start-up investment support
	Atlas Investment	Investments
	Incross Co., Ltd.	Digital advertisement media lab business and video advertisement network platform business
	T map Mobility Co., Ltd.	Database and online information services

23

[Wireless Business]

A.	Industry Characteristics

The telecommunications services market can be categorized into telecommunications services (such as fixed-line, wireless, leased line and value-added services) and broadcasting and telecommunications convergence services. Pursuant to the Telecommunications Business Act, the telecommunications services market can be further classified into basic telecommunications (fixed-line and wireless telecommunications), special category telecommunications (resale of telecommunications equipment, facilities and services) and value-added telecommunications (Internet connection and management, media contents and others). The size of the domestic telecommunications services market is determined based on various factors specific to Korea, including size of population that uses telecommunication services and telecommunications expenditures per capita. While it is possible for Korean telecommunication service providers to provide services abroad through acquisitions or otherwise, foreign telecommunication services markets have their own characteristics depending, among others, on the regulatory environment and demand for telecommunication services.

The Korean mobile communication market is considered to have reached its maturation stage with more than a 100% penetration rate. However, the Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced smartphones which enable the provision of New ICT services for advanced multimedia contents, mobile commerce, mobility and other related services. In addition, the ultra-low latency and high capacity characteristics of 5G networks as well as the advancement of AI are expected to accelerate the introduction of new services and the growth of IoT-based B2B businesses.

B.	Growth Potential

		(Unit: in 1,000 persons)
Classification		As of December 31,
		2020	2019	2018
Number of subscribers	SK Telecom	29,089	28,648	27,382
	Others (KT, LGU+)	31,341	31,539	29,989
	MVNO	9,111	7,750	7,989
	Total	69,541	67,937	65,360

*	Source: Wireless subscriber data from the MSIT as of December 31, 2020.

C.	Domestic and Overseas Market Conditions

The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Sales revenue related to data services has been growing due to the increasing popularity of smartphones and high-speed wireless networks. There is also a growing importance to the B2B segment, which creates added value by selling and developing various solutions. The telecommunications industry is a regulated industry requiring license and approval from the MSIT.

In the wireless business, industry players compete on the basis of the following three main competitive elements:

(i) brand competitiveness, which refers to the overall sense of recognition and loyalty experienced by customers with respect to services and values provided by a company, including the images created by a company’s comprehensive activities and communications on top of the actual services rendered;

(ii) product and service competitiveness, which refers to the fundamental criteria for wireless telecommunications services, including voice quality, service coverage, broad ranges of rate plans, diversified mobile Internet services, price and quality of devices and customer service quality, as well as the ability to develop new services that meet customer needs in a market environment defined by convergence; and

(iii) sales competitiveness, which refers to novel and diversified marketing methods and the strength of the distribution network.

24

Set forth below is the historical market share of the Company (excluding MVNO subscribers).

	(Unit: in percentages)
Classification	As of December 31,
	2020	2019	2018
Mobile communication services	48.1	47.6	47.7

*	Source: Wireless subscriber data from the MSIT as of December 31, 2020.

D.	Business Overview and Competitive Strengths

The Company is seeking to transform into a comprehensive ICT service provider. In light of the ongoing COVID-19 pandemic, the Company has quickly adapted to the contactless environment based on its diverse ICT portfolio and has continued to show steady growth in each of its major business divisions, including MNO, media, security and commerce. As a result, the Company was able to achieve the best results of operations in its history for the second consecutive year.

In the MNO business, the Company secured 5.48 million 5G subscribers as of December 31, 2020 through innovations and quality enhancements in its 5G services. The Company also solidified its status as the top MNO service operator while maintaining market stability through innovations in its distribution channels in response to the contactless environment and rational market operations. In May 2020, the Company released the world’s first 5G smartphone featuring quantum cryptography technology. The Company was also ranked as the top service provider with respect to certain key metrics such as transmission speed in each of the two 5G service quality evaluations conducted by the MSIT in 2020.

SK Telink, a consolidated subsidiary of the Company, operates its MVNO service, “SK 7Mobile,” which is offered at reasonable rates and provides excellent quality. SK Telink is increasing its efforts to develop low-cost distribution channels and create niche markets through targeted marketing towards customers including foreign workers, middle-aged adults and students.

SK O&S, a subsidiary of the Company responsible for the operation of the Company’s base stations and related transmission and power facilities, offers quality fixed-line and wireless network services to customers, including mobile office products to business customers. In addition, Service Ace is developing its competence as a marketing company while providing top-quality customer service.

PS&Marketing, a subsidiary of the Company, provides a sales platform for products of the Company and SK Broadband including fixed-line and wireless telecommunication products that address customers’ needs for various convergence products. PS&Marketing provides differentiated service to clients through the establishment of new sales channels and product development.

[Fixed-line Business]

A.	Industry Characteristics

The telecommunications services market can be categorized into telecommunications services (such as fixed-line, wireless, leased line and value-added services) and broadcasting and telecommunications convergence services (such as IPTV, cable TV and bundled fixed-line/wireless services). Pursuant to the Telecommunications Business Act, the telecommunications services market can be further classified into basic telecommunications (fixed-line and wireless telecommunications), special category telecommunications (resale of telecommunications equipment, facilities and services) and value-added telecommunications (Internet connection and management, media contents and others).

The broadcasting business involves the planning, progamming or production of broadcasting programs and transmission to viewers through telecommunication facilities. Pursuant to the Broadcasting Act, the broadcasting market can be categorized into terrestrial broadcasting, fixed-line TV broadcasting, satellite broadcasting and programming-providing businesses. The Company engages in the fixed-line TV broadcasting business, which is defined as the business of managing and operating fixed-line TV broadcasting stations (including their facilities and employees for the purpose of providing multi-channel broadcasting) and providing broadcasts through transmission and line facilities.

25

As a result of the government’s direct and indirect control over the fixed-line telecommunications industry, ranging from service licensing to business activities, the industry’s overall growth potential and degree of competition are greatly affected by the government’s regulatory policies. The fixed-line telecommunications industry is also a technology-intensive industry that evolves rapidly and continuously through the development of communications technology and equipment, which requires proactive responses in meeting the needs of subscribers by developing new services and penetrating the market. Fixed-line telecommunications services have become universal and essential means of communication and act as the foundation for integration and convergence with various other services. The essential nature of such services provides stable demand, resulting in low sensitivity to economic conditions.

The Korean fixed-line services industry is marked by a high level of market concentration, as the government is highly selective in granting telecommunications business licenses. The competitive landscape of the fixed-line and wireless services markets is dominated by its three leading operators, the Company (including SK Broadband), KT and LG U+. Growing competition within the industry has promoted rapid technological evolution, including the convergence of fixed-line and wireless services, as well as broadcasting and telecommunications.

In the high speed internet services market, the demand for faster and more reliable premium Giga Internet services is increasing due to the growth in usage of home mobile networks using Wi-Fi and an increased consumption of high-definition large media content.

With the mergers and acquisitions among IPTV service providers and multiple service operators, the paid broadcasting market has reorganized around IPTV operators, and companies are moving away from competition based on subscriber base expansion to competition based on media platform services. The transition to a contactless service society due to COVID-19 has led to increased consumption of paid content by viewers, accelerating competition through the ability to source unique contents. The Company expects new growth in the home platform domain by providing customized services using ICT convergence technologies such as AI and big data in addition to differentiated contents.

In the corporate business market, the Company is continuing its efforts to generate stable returns by securing growth drivers in new service areas such as cloud computing, while also strengthening its competitiveness in the traditional fixed line-based business through infrastructure expansion.

B.	Growth Potential

		(Unit: in 1,000 persons)
		As of December 31,
Classification		2020	2019	2018
Fixed-line Subscribers	High-speed Internet	22,330	21,762	21,155
	Fixed-line telephone	12,859	13,600	14,334
	IPTV	17,490	16,440	15,054
	Cable TV	13,379	13,642	13,925

*	Source: MSIT website.

C.	Cyclical Nature and Seasonality

High-speed Internet and fixed-line telephone services operate in mature markets that are comparatively less sensitive to cyclical economic changes as the services provided by different operators have become less differentiated. TV services have become necessities that provide broadcasting, and the market, which is subject to a subscriber-based business model, has little sensitivity to cyclical economic changes. The telecommunications services market overall is not expected to be particularly affected by economic downturns due to the low income elasticity of demand for telecommunication services.

26

D.	Domestic and Overseas Market Conditions

Set forth below is the historical market share of the Company.

	(Unit: in percentages)
	As of December 31,
Classification	2020	2019	2018
High-speed Internet (including resales)	29.0	25.1	24.9
Fixed-line telephone (including Voice over Internet Protocol (“VoIP”)	16.8	16.8	16.8
IPTV	30.3	30.3	30.3
Cable TV	22.5	22.5	22.5

*	Source: MSIT website.
*	With respect to Internet telephone, the market share was calculated based on market shares among the Company, KT and LG U+ and is based on the number of IP phone subscribers.

In each of its principal business areas, SK Broadband principally competes on the basis of price, service quality and speed. In the IPTV business, the ability to offer complex services and differentiated contents are becoming increasingly important. General telecommunications businesses operate in a licensed industry with a high barrier of entry, which is dominated by SK Broadband, KT and LG U+.

E.	Business Overview and Competitive Strengths

In 2020, SK Broadband recorded, on a consolidated basis, Won 3,713.5 billion in revenue, Won 230.9 billion in operating profit and Won 163.5 billion in profit. SK Broadband achieved a revenue growth of 17.2% compared to 2019 mainly as a result of the Tbroad Merger and a net increase in IPTV subscribers.

In the case of high-speed Internet, revenue increased compared to the third quarter of 2019 due to an increase in the proportion of subscribers of premium services, such as Giga Internet. Despite the absence of new cinematic releases and other new content, the IPTV service business continued its solid growth compared to the second quarter of 2020 due to the growth in subscribers and platform sales. Revenue from the corporate business increased compared to the third quarter of 2019 as a result of new leased lines and an expansion of metered lines.

[Security Business]

A.	Industry Characteristics

The security systems service business provides security services to governments, companies and individuals with the purpose of protecting tangible and intangible assets and human resources. Depending on the risk prevention method used, the security business can be classified into machine-based security, security system integration (“SI”) and manned security. Machine-based security operates by receiving information that is detected and transmitted by various sensors and cameras installed at the target facilities through control facility equipment and taking prompt and appropriate action, such as dispatching an agent or contacting the police or the fire department, if an abnormality is detected. Security SI is a service that integrates installation, operation, maintenance and repair of various equipment and systems by analyzing the appropriate security system for customer facilities, such as buildings, factories and schools. Manned security services deploy security personnel to areas subject to security, who perform on-site security services such as patrols and access control of buildings and facilities. The Company’s primary business in the security industry is its unmanned security service, and its business areas consist of the following:

Classification	Product
Machine-based security	CAPS service (unmanned security service), access control, view guard (CCTV), attendance management, drinking water management
Security SI and maintenance and repair	Access control (entry and parking), CCTV (recording, camera, monitor, network equipment), other security systems
Integrated security services (machine-based security + manned security)	Machine-based security services, manned security services (security, cleaning, concierge, etc.)

27

B.	Growth Potential

(1) Size of the domestic security industry

	(Unit: in 100 millions of Won except percentages)
	2021	2020	2019
Physical security industry	40,736	39,396	37,449
Cybersecurity industry	20,952	20,185	19,186

Total domestic security industry	61,688	59,581	56,635

*	Source: 2020 Domestic and Global Security Market Forecast Report, Security News / Security World
*	Figures for 2020 and 2021 are estimates.

(2) Size of the domestic physical security industry

	(Unit: in 100 millions of Won except percentages)
	2021		2020		2019		2018
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
CCTV monitoring	14,275	35.04%	13,938	35.38%	13,095	34.97%	12,871	35.16%
Alarm monitoring	2,695	6.62%	2,601	6.60%	2,574	6.87%	2,526	6.90%
Comprehensive security services	15,757	39.00%	15,452	39.22%	14,903	39.80%	14,610	39.91%
Access Control	4,432	10.88%	4,184	10.62%	4,069	10.87%	3,983	10.88%
Biometric Recognition	3,577	8.78%	3,221	8.18%	2,808	7,50%	2,617	7.15%

Total	40,736	100.00%	39,396	100.00%	37,449	100.00%	36,607	100.00%

*	Source: 2020 Domestic and Global Security Market Forecast Report, Security News / Security World
*	Figures for 2020 and 2021 are estimates.

C.	Cyclical Nature and Seasonality

The security systems business seeks to satisfy the basic need for safety and is less sensitive to economic fluctuations compared to other industries. Although the slowdown in the Korean economy and competition based on lower-cost alternatives has had a negative impact on industry growth, sustained growth is nevertheless expected due to the recent expansion of the industry into converged security markets with the integration of ICT.

D.	Domestic and Overseas Market Conditions

The security industry is experiencing a rapid increase in demand for CCTV, access control and other security systems due to threats including crime, natural disasters and calamities and terrorism. With increased consumer interest in safety, demand for security system services is expected to continue to grow. To date, the Korean security market is characterized by an oligopoly dominated by three leading companies due to the high barriers to entry as a result of high initial investment costs of building large-scale network systems and the effects of brand loyalty. The traditional security industry, characterized by price competition aimed at increasing market share, is expanding into a converged security market with the integration of ICT. In addition, the global converged security market integrating ICT has recently been experiencing rapid growth and increased competition due to the entry of global information technology companies. While the size of the domestic security market in 2020 failed to reach Won 6 trillion in light of the effects of COVID-19, it is expected to grow annually by 3.9% to Won 6.4 trillion in 2021 and by 5.2% to Won 6.3 trillion in 2022.

E.	Business Overview and Competitive Strengths

For the year ended December 31, 2020, ADT CAPS recorded Won 843.7 billion in revenue and Won 109.9 billion in operating profit, and it secured approximately 660,000 subscribers as of December 31, 2020, including subscribers to newly launched businesses.

28

Due to the saturation of the unmanned security market, there was no significant change in the number of ADT CAPS’ unmanned security contracts in 2020 compared to the previous year. However, ADT CAPS was able to record approximately Won 840 billion in revenue in 2020, exceeding expectations, due to increases in the number of new subscribers acquired through the SK distribution network and sales in newly-launched businesses, such as CAPS Home and parking services.

Although the unmanned security market is expected to remain saturated in 2021, ADT CAPS will pursue efforts to improve its core unmanned security business through the development of products and market approaches that are tailored to the needs of various customers, while steadily improving its new security businesses at the same time.

In particular, through its merger with SK Infosec, a cybersecurity service provider, ADT CAPS plans to reach customers with a diverse range of converged security products in 2021.

Unmanned security services range from crime prevention based on cutting-edge sensors and prompt dispatch of security personnel to follow-up services. With increased efforts to reduce false alarms, ADT CAPS continues to reduce dispatch and control costs, thereby improving service quality and ultimately generating new sources of revenue to establish a positive cycle for continuous growth.

Video security services provide objective security through full identification of subjects with the use of high-definition video, made convenient and safe through a diverse lineup of products and remote control services. Access security services provide outsider access control, employee attendance checks and even drinking water management, which are made user-friendly and convenient due to the integration of cutting edge AI-based technology such as fingerprint, facial and mobile recognition. ADT CAPS plans to continue advancing such technology-based services and deliver more convenient and safer security services to customers through innovative technologies.

The SI business provides comprehensive security solutions suitable for the management of large buildings, such as access control and energy, fire safety and parking management services. ADT CAPS is striving to provide customers with the best comprehensive security solution, including more economical and optimized products through the development of innovative technologies.

[Commerce Business]

A.	Industry Characteristics

Electronic commerce, or e-commerce, refers to transactions of goods and services that are processed electronically by information processing systems, such as personal computers, and can be classified into “online order” and “online order brokerage” businesses. The mail order brokerage business refers to the act of intermediating a transaction between a seller and a buyer by an online shopping mall, and the online order business refers to direct sales of goods and services by an online shopping mall. Online shopping malls can be categorized, based on the range of products that they handle, into special malls that handle products limited to specific categories and general malls that handle products across multiple categories. The Korean e-commerce market started to grow in the early 2000s with the spread of the Internet, and it is now going through a second period of growth in the form of mobile commerce as a result of the removal of time and space constraints on shopping following the proliferation of smartphones beginning in 2010, the simplification and improved convenience of payment services, the expansion of fast delivery services following intense competition in such services beginning in 2018, the combination of offline and online shopping experiences (omni-channel and O2O services) and advancements in personalization and recommendation services based on AI. Eleven Street, which operates an online order brokerage business, is known as an “open market business” operator within the e-commerce market. As a result of leading the trend of mobile commerce and pursuing innovative customer experience since the early stages of its business, Eleven Street has grown into a major player in the e-commerce market.

29

B.	Growth Potential

As of December 31, 2020, the size of the Korean e-commerce market was Won 161.1 trillion, accounting for approximately 34% of the total online and offline distribution market and demonstrating rapid growth at an annual average growth rate of over 19% for the past three years. In addition, mobile transactions accounted for 67.5% of the total e-commerce transaction value in 2020, after surpassing 50% for the first time in 2016. Considering the current acceleration in the shift of products traditionally sold offline, such as food products, food delivery services, apparels and household products, to the mobile e-commerce platform and with the expansion of contactless consumption of goods in light of COVID-19, mobile e-commerce is expected to continue its growth in the future.

Year	2020	2019	2018	2017	2016
E-commerce transaction value (trillion Won)	161.1	135.3	113.3	94.2	65.6
Annual growth rate	19.1%	19.3%	20.3%	43.6%	21.5%

*	Source: Statistics Korea, “Online Shopping Trends.”

C.	Cyclical Nature and Seasonality

While the commerce industry is inherently affected by fluctuations in the economy to a certain extent, their effect on the e-commerce market has been limited due to its ongoing rapid growth.

D.	Domestic and Overseas Market Conditions

The mobile-centered online commerce market is expected to grow steadily due to the further growth potential of the Internet shopping population, the development of online business models by offline commerce operators and the growth of mobile commerce. New business models are expected to emerge and proliferate into new markets as diverse lifestyle services that go beyond commodities are incorporated into the area of commerce.

E.	Business Overview and Competitive Strengths

Focusing on the 11st Marketplace, Eleven Street plans to continue expanding its commerce ecosystem and ultimately enhance its corporate value by providing diverse and innovative shopping experiences based on technology and strengthening customer benefits using synergies with other ICT businesses of the Company. In particular, Eleven Street recorded an operating profit in 2019, thereby successfully establishing a foundation for sustainable growth, and a positive growth in revenue in 2020 due to a meaningful increase in the transaction value through efficient execution of marketing expenses. Eleven Street has become a leader in the Korean e-commerce market through steady growth since the launch of 11st in 2008 by building customer trust and through effective marketing, despite its late entry into the online commerce market that was previously dominated by two players, Gmarket and Auction. Eleven Street has also firmly established itself as a market leader and top player in the Korean mobile commerce market by rapidly responding to the shift of the e-commerce market towards mobile platforms. In addition, Eleven Street has made efforts to gain the market’s confidence and improve customer satisfaction since the launch of 11st, resulting in recognition by certifications from KS-SQI (Service Quality Index) for thirteen consecutive years, KCSI (Consumer Satisfaction Index) for twelve consecutive years and CCM (Consumer Centered Management). Leveraging the large user base of 11st, Eleven Street plans to become a “leading commerce portal most trusted by users” by expanding the product offerings of 11st through expanded strategic partnerships with domestic and foreign players and upgrading services in order to evolve into a future-oriented commerce company, thereby continuing to strengthen the unique value of 11st as a commerce portal through improvements in customer’s convenience and continuous innovation.

[Other Businesses]

OK Cashbag, operated by SK Planet, is a point-based loyalty marketing program which has grown to become a global top-tier loyalty marketing program since its inception in 1999. Customers have access to increased benefits through accumulation of loyalty reward points and partner companies use OK Cashbag as a marketing resource. As Korea’s largest loyalty mileage program, OK Cashbag maintains a leading position in the industry. The Company is continuing to develop its service in light of market conditions and customers’ needs to enhance its customers’ perception of point value and is reviewing and pursuing various plans to develop OK Cashbag into a service that goes beyond a mileage program that leverages the key competitiveness of OK Cashbag such as its platform and partnership network.

Syrup is a service that provides information about coupons and events based on time, place and occasion, thereby maximizing economic benefits for consumers, as well as a marketing tool based on consumption behavior data that enables its business partners to achieve smart, low-cost and high-efficiency marketing. Based on big data accumulated over the years, Syrup expanded its service to the area of mobile finance, which allows users to check their financial assets and provides an integrated process including recommendation for and subscription to customized financial products. The Company plans to continue developing Syrup to provide more practical benefits to its customers in their daily lives.

30

Incross, a material subsidiary of the Company, primarily focuses on the digital advertising media representative business, which involves establishing media strategies and executing advertising on behalf of advertisers and advertising agencies, and its “Dawin” business, Korea’s first video advertising network platform. In April 2020, Incross launched T-Deal, a CPS (cost per sales) advertising product that utilizes SK Telecom’s text messaging services. In addition, Infra Communications, a subsidiary of Incross, provides operational services for the integrated mobile application market “ONE Store.”

FLO, launched in December 2018 by Dreamus Company, a material subsidiary of the Company, is a music streaming service that recommends music and provides a user experience (“UX”) tailored to individual users. Based on AI, FLO recommends music for its users by closely analyzing such user’s music listening history and provides various playlists on a home screen that changes daily by applying an adaptive UX. As of December 31, 2020, FLO’s number of average unique visitors increased by 0.17 million from 2019 to 2.31 million, based on Dreamus Company’s internal data. In addition to its online music service, Dreamus Company operates a music records and digital content distribution business, artist merchandise business and device business under the “Astell&Kern” brand.

The Company’s mobility business was vertically spun off into a new company, T Map Mobility, in December 2020, and it is expected to enhance the its capabilities in the future through partnerships with global mobility business operators. The “T map” service provides maps, information on local areas, real-time traffic information and navigation services, and it has achieved a leading position in the domestic location-based service platform market. In addition, the Company is expanding its mobile platform base that connects daily lives by expanding into online-to-offline service areas such as “T map Taxi” and “T map Public Transportation” services. The Company also continues to secure new subscribers by differentiating itself through services such as an AI-based driver assistant software named “T map x NUGU,” and it is continuing to further build a location-based platform by providing built-in solutions for automobile “infotainment” systems to car manufacturers while also providing services to link local information and advertising.

ONE Store, which was established through a horizontal spin-off from SK Planet in March 2016, launched its proprietary ONE Store App Market in June 2016 by integrating the mobile application marketplaces of the three leading domestic MNO companies and NAVER. ONE Store, which is pre-installed on Android-based mobile devices distributed by the three leading domestic MNO companies, offers over 20,000 mobile game titles, 200,000 mobile applications as well as various contents, including web novels and webtoons, and platform services including an e-commerce business. In its four years of operation, ONE Store has continually increased its market presence with an annual transaction value of over Won 800 billion, a cumulative membership-based user base of over 50 million and a monthly average user access of approximately 20 million.

2. Updates on Major Products and Services

	(Unit: in millions of Won and percentages)
Business	Major Companies	Item	Major Trademarks	Consolidated Sales Amount	Ratio
Wireless	SK Telecom Co., Ltd., PS&Marketing Co., Ltd., Service Ace Co., Ltd. SK O&S Co., Ltd.	Mobile communication service, wireless data service, ICT service	T, 5GX, baro, T Plan and others	12,295,684	66.0%
Fixed-line	SK Broadband Co., Ltd., SK Telink Co., Ltd. Home & Service Co., Ltd.	Fixed-line phone, high speed Internet, data and network lease service	B tv, 00700 international call, 7mobile and others	3,405,677	18.3%
Security	ADT CAPS Co., Ltd.	Manned and unmanned security, information security and others	CAPS, T&CAPS, B&CAPS and others	1,246,517	6.7%
Commerce	Eleven Street Co., Ltd.	E-commerce	11st, 11Pay, Gifticon and others	792,850	4.3%
Other	SK Planet Co., Ltd., One Store Co., Ltd., Dreamus Company, SK M&Service Co., Ltd., Incross Co., Ltd.	Information telecommunication, electronic finance, advertising, Internet platform service	OK Cashbag, ONE Store, FLO and others	883,923	4.7%

Total				18,624,651	100%

31

3. Price Trends for Major Products

[Wireless Business]

As of December 31, 2020, based on the Company’s standard monthly subscription plan, the basic service fee was Won 12,100 and the usage fee was Won 1.98 per second. Among the 4G-based “T-Plans” launched in 2018, the “Medium Plan” provides 4 GB of data and unlimited voice calls at Won 50,000 per month (including value-added tax). Among the “5GX Plans” launched in 2019, the “Slim Plan” provides 8 GB of data and unlimited voice calls at Won 55,000 per month (including value-added tax). The Company provides a variety of other subscription plans catered to subscriber demand.

[Fixed-line Business]

In October 2020, the Company launched its “Safe Internet” and “Smart Internet” service plans targeted to meet customer needs for a safe and convenient Internet use. The service fee ranges from Won 24,750 to Won 41,250 per month (based on a three-year subscription period), depending on the transmission speed. Safe Internet provides services such as blocking functions for harmful sites and malware, while Smart Internet provides services such as remote inspection and optimization of subscribers’ personal computers. The Company also provides a variety of other subscription plans.

[Commerce Business]

Eleven Street acts as an intermediary in e-commerce transactions between sellers and buyers on 11st, and charges sellers sales commissions in accordance with the terms of use as consideration for execution of transactions, payment settlement and security measures. Although the amount of sales commissions vary by product category, it is generally set at market standard rates ranging from 10% to 12% of the transaction value. Such sales commission rate structure has largely remained unchanged since the launch of 11st, although Eleven Street occasionally offers temporary promotional reductions for certain periods in order to encourage transactions.

4. Investment Status

[Wireless Business]

A.	Investment in Progress

	(Unit: in billions of Won)
Business	Classification	Investment period	Subject of investment	Investment effect	Expected investment amount	Amount already invested	Future investment
Network/Common	Upgrade/ New installation	Year ended December 31, 2020	Network, systems and others	Capacity increase and quality improvement; systems improvement	2,205	2,205	—

Total					2,205	2,205	—

32

B.	Future Investment Plan

(Unit: in billions of Won)
Business	Expected investment amount		Expected investment for each year			Investment effect
	Asset type	Amount	2021	2022	2023
Network/Common	Network, systems and others	To be determined	To be determined	To be determined	To be determined	Upgrades to the existing services and expanded provision of network services including 5G
Total		To be determined	To be determined	To be determined	To be determined

*	The Company indicated during the earnings conference call held on February 3, 2021 that the level of capital expenditures for 2021 is expected to be similar to that of 2020.

[Fixed-line Business]

A.	Investment in Progress and Future Investment Plan

	(Unit: in billions of Won)
Purpose of investment	Subject of investment	Investment period	Amount already invested	Future investment	Investment effect
Coverage expansion, upgrade of media platform	Network, systems, internet data center and others	Year ended December 31, 2020	818.3	To be determined	Secure subscriber networks and equipment; quality and system improvements

*	The amount of capital expenditures of Tbroad prior to the Tbroad Merger was approximately Won 6.9 billion.

5. Revenues

	(Unit: in millions of Won)
Business	Sales type	Item		For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
Wireless	Services	Mobile communication	Export	152,518	141,496	50,959
			Domestic	12,143,166	12,030,919	12,327,938
			Subtotal	12,295,684	12,172,415	12,378,897
Fixed-line	Services	Fixed-line, B2B data, high-speed Internet, IPTV	Export	127,618	96,962	104,592
			Domestic	3,278,058	3,445,469	2,828,006
			Subtotal	3,405,676	3,542,431	2,932,598
Security	Services	Personnel and system security, information security and others	Export	16,696	—	—
			Domestic	1,229,821	913,301	197,487
			Subtotal	1,246,517	913,301	197,487
Commerce	Services	E-commerce	Export	1,299	3,829	5,620
			Domestic	791,552	526,660	612,459
			Subtotal	792,851	530,489	618,079
Other	Services	Display and search ad., contents	Export	50,129	81,844	56,925
			Domestic	833,794	503,222	689,974
			Subtotal	883,923	585,066	746,899
	Total		Export	348,260	324,131	218,096
			Domestic	18,276,391	17,419,571	16,655,864
			Total	18,624,651	17,743,702	16,873,960

33

	(Unit: in millions of Won)
For the year ended December 31, 2020	Wireless	Fixed	Security	Commerce	Other	Sub total	Internal transaction	After consolidation
Total sales	13,853,274	4,467,863	1,332,363	814,250	1,186,015	21,653,765	(3,029,114)	18,624,651
Internal sales	1,557,590	1,062,187	85,846	21,399	302,092	3,029,114	(3,029,114)	—
External sales	12,295,684	3,405,676	1,246,517	792,851	883,923	18,624,651	—	18,624,651
Depreciation and amortization	2,892,460	874,562	210,092	35,742	62,403	4,075,259	(84,176)	3,991,083
Operating profit (loss)	1,031,887	258,973	137,830	11,000	21,299	1,418,391	(69,067)	1,349,324
Finance profit (loss)								(255,997)
Gain from subsidiaries, investments in associates and joint ventures								1,028,403
Other non-operating profit (loss)								(244,690)
Profit before income tax								1,877,040

6. Derivative Transactions

A.	Current Swap Contract Applying Cash Flow Risk Hedge Accounting

Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2020 are as follows:

(Unit: in millions of Won and thousands of USD)
Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Fixed rate foreign currency denominated bonds (face value of USD 400,000)	Foreign currency risk	Cross currency swap	Morgan Stanley and four other banks	Jul. 20, 2007 – Jul. 20, 2027
Dec. 16, 2013	Fixed rate foreign currency denominated loan (face value of USD 17,211)	Foreign currency risk	Cross currency swap	Deutsche Bank	Dec. 16, 2013 – Apr. 29, 2022
Apr. 16, 2018	Fixed rate foreign currency denominated bonds (face value of USD 500,000)	Foreign currency risk	Cross currency swap	The Export-Import Bank of Korea and three other banks	Apr. 16, 2018 – Apr. 16, 2023
Mar. 4, 2020	Floating rate foreign currency denominated bonds (face value of USD 300,000)	Foreign currency and interest rate risks	Cross currency interest rate swap	Citibank	Mar. 4, 2020 – Jun. 4, 2025
Aug. 13, 2018	Fixed rate foreign currency denominated bonds (face value of USD 300,000)	Foreign currency risk	Cross currency swap	Citibank	Aug. 13, 2018 – Aug. 13, 2023
Dec. 20, 2016	Floating rate Korean Won denominated loan (face value of KRW 12,250)	Interest rate risk	Interest rate swap	Korea Development Bank	Dec. 20, 2016 – Dec. 20, 2021
Dec. 21, 2017	Floating rate Korean Won denominated loan (face value of KRW 25,000)	Interest rate risk	Interest rate swap	Korea Development Bank	Dec. 21, 2017 – Dec. 21, 2022
Dec. 19, 2018	Floating rate Korean Won denominated loan (face value of KRW 37,500)	Interest rate risk	Interest rate swap	Credit Agricole CIB	Mar. 19, 2019 – Dec. 14, 2023

34

B.	Treatment of Derivative Instruments on the Balance Sheet

As of December 31, 2020, fair values of derivative instruments under cash flow hedge accounting that are held by the Company are included in the consolidated financial statements as current derivate financial assets, derivative financial assets and derivative financial liabilities, which constitute part of its current assets, non-current assets and non-current liabilities, respectively, as follows:

(Unit: in millions of Won and thousands of USD)

Classification	Hedged item	Fair value
		Under cash flow hedge accounting	Total
Cross currency swap (non-current assets)	Fixed rate foreign currency denominated bonds (face value of USD 400,000)	32,059	32,059
	Fixed rate foreign currency denominated bonds (face value of USD 500,000)	30,247	30,247
	Fixed rate foreign currency denominated bonds (face value of USD 300,000)	2,830	2,830
Total derivative financial assets			65,136
Interest rate swap (current liabilities)	Floating rate Korean Won denominated loan (face value of 12,250)	(77)	(77)
Interest rate swap, cross currency swap and cross currency interest rate swap (non-current liabilities)	Fixed rate foreign currency denominated loan (face value of USD 17,211)	(453)	(453)
	Floating rate foreign currency denominated bonds (face value of USD 300,000)	(40,565)	(40,565)
	Floating rate Korean Won denominated loan (face value of 25,000)	(360)	(360)
	Floating rate Korean Won denominated loan (face value of 37,500)	(606)	(606)
Total derivative financial liabilities			(42,061)

As of December 31, 2020, fair values of derivative instruments held for trading purposes are included in the consolidated financial statements as current derivative financial assets, derivative financial assets and derivative financial liabilities, which constitute part of its current assets, non-current assets and non-current liabilities, respectively, as follows:

	(Unit: in millions of Won)
Classification	Held for Trading Purposes	Fair Value
Conditional preemptive rights (current assets)	8,704	8,704
Balance settlement contracts (non-current assets)	5,488	5,488
Preemptive rights (non-current assets)	85,367	85,367
Total derivative financial assets	99,559	99,559
Stock options (non-current liabilities)	(320,984)	(320,984)
Conditional preemptive rights (non-current liabilities)	(12,115)	(12,115)
Total derivative financial liabilities	(333,099)	(333,099)

See note 22 of the notes to the Company’s audited consolidated financial statements as of and for the years ended December 31, 2020 and 2019 for more information.

35

7. Major Contracts

[SK Telecom]

None.

[SK Broadband]

	(Unit: in millions of Won)
Counterparty	Contract Contents	Date of Contract	Contract Amount	Notes
SK D&D Co., Ltd.	Sale of land and building in Seocho-dong	May 16, 2018	40,306	Sale of idle assets to improve financial structure
Sejin Jin (Individual)	Sale of Deogyang Bunyang Guksa	October 10, 2019	788	Sale of idle assets for non-business use
Gihun Lee (Individual)	Sale of Daegu Namsan-dong building	October 15, 2020	3,550	Sale of idle assets for non-business use
Sam Ju Environment Industry Co., Ltd.	Sale of Ansan Gojan-dong building	October 29, 2020	690	Sale of idle assets for non-business use

8. R&D Investments

Set forth below are the Company’s R&D expenditures.

		(Unit: in millions of Won except percentages)
	Category	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018	Remarks
	Raw material	627	633	760	—
	Labor	163,426	125,248	131,792	—
	Depreciation	176,381	161,655	155,093	—
	Commissioned service	46,046	65,794	78,323	—
	Others	41,751	52,167	47,511	—
	Total R&D costs	428,230	405,497	413,480	—
Accounting	Sales and administrative expenses	416,445	391,327	387,675	—
	Development expenses (Intangible assets)	11,785	14,170	25,805	—
	R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	2.30%	2.29%	2.45%	—

9. Other information relating to investment decisions

A.	Trademark Policies

The Company manages its corporate brand and other product brands in a comprehensive way to protect and increase their value. The Company operates an intranet system called “Comm.ON” in order to implement consistent communication with consumers across various areas including branding, design, marketing and public relations, and systematically manages the development, registration and licensing of brands through such system.

B.	Business-related Intellectual Property

[SK Telecom]

As of December 31, 2020, the Company held 3,253 Korean-registered patents and 1,228 foreign-registered patents. The Company holds 725 Korean-registered trademarks and owns intellectual property rights to its proprietary graphic design of the alphabet “T” representing its brand. The designed alphabet “T” is registered in all business categories for trademarks (total of 45). The number of registered patents and trademarks is subject to constant change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

36

[SK Broadband]

As of December 31, 2020, SK Broadband held 304 Korean-registered patents and 142 foreign-registered patents (including those held jointly with other companies). It also holds 314 Korean-registered trademarks and owns intellectual property rights to its proprietary graphic design of the alphabet “B” representing its brand. The designed alphabet “B” is registered in all business categories for trademarks (total of 45). The number of registered patents and trademarks is subject to continual change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

[SK Planet]

SK Planet holds 1,462 registered patents, 85 design marks, 774 registered trademarks and 4 copyrights (in each case including those held jointly with other companies) in Korea. It also holds various other intellectual property rights in other countries, including 226 U.S.-registered patents, 104 Chinese-registered patents, 64 Japanese-registered patents, 66 E.U.-registered patents (in each case including those held jointly with other companies) and 152 foreign registered trademarks.

[Eleven Street]

Eleven Street holds 114 registered patents, 12 registered design marks, 609 registered trademarks and 5 copyrights (in each case including those held jointly with other companies) in Korea. It also holds various other intellectual property rights in other countries, including 36 U.S.-registered patents (including those held jointly with other companies).

C.	Business-related Pollutants and Environmental Protection

[SK Telecom]

The Company does not directly engage in any manufacturing and therefore does not undertake any industrial processes that emit pollutants into the air or industrial processes in which hazardous materials are used. The Company leads in energy savings and environmental protections based on ICT technology, and recently became the first company in the telecommunications industry to obtain carbon emission rights by reducing greenhouse gas through integration of telecommunications equipment and technology upgrades.

[SK Broadband]

SK Broadband does not directly engage in any manufacturing processes that emit environmental pollutants, and more than 99% of its greenhouse gas emissions is indirect emissions from its use of external electricity. SK Broadband was selected as a business subject to allocation of emission permits as part of Korea’s greenhouse gas emissions trading scheme that commenced in 2015, and it actively fulfills its obligations and consistently achieves the targets set by the government. In addition, SK Broadband continues to invest in environment-friendly facilities for its data centers and improve the stability and efficiency of its services.

37

III.	FINANCIAL INFORMATION

1. Summary Financial Information (Consolidated and Separate)

A.	Summary Financial Information (Consolidated)

Below is the summary consolidated financial information of the Company as of and for the years ended December 31, 2020, 2019 and 2018. The Company’s audited consolidated financial statements as of and for the years ended December 31, 2020 and 2019, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won except number of companies)
	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
Assets
Current Assets	8,775,086	8,088,507	7,958,839
• Cash and Cash Equivalents	1,369,653	1,270,824	1,506,699
• Accounts Receivable – Trade, net	2,188,893	2,230,979	2,008,640
• Accounts Receivable – Other, net	979,044	903,509	937,837
• Others	4,237,496	3,683,195	3,505,663
Non-Current Assets	39,131,871	37,113,861	34,410,272
• Long-Term Investment Securities	1,648,837	857,215	664,726
• Investments in Associates and Joint Ventures	14,354,113	13,385,264	12,811,771
• Property and Equipment, net	13,377,077	12,933,460	10,718,354
• Intangible Assets, net	4,436,194	4,866,092	5,513,510
• Goodwill	3,357,524	2,949,530	2,938,563
• Others	1,958,126	2,122,300	1,763,348
Total Assets	47,906,957	45,202,368	42,369,111
Liabilities
Current Liabilities	8,177,967	7,851,673	6,847,557
Non-Current Liabilities	15,332,747	14,533,761	13,172,304
Total Liabilities	23,510,714	22,385,434	20,019,861
Equity
Equity Attributable to Owners of the Parent Company	23,743,894	22,950,227	22,470,822
Share Capital	44,639	44,639	44,639
Capital Surplus (Deficit) and Other Capital Adjustments	677,203	1,006,481	655,084
Retained Earnings	22,981,913	22,228,683	22,144,541
Reserves	40,139	(329,576)	(373,442)
Non-controlling Interests	652,349	(133,293)	(121,572)
Total Equity	24,396,243	22,816,934	22,349,250
Total Liabilities and Equity	47,906,957	45,202,368	42,369,111
Number of Companies Consolidated	49	48	44

	(Unit: in millions of Won except per share data)
	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
Operating Revenue	18,624,651	17,740,716	16,873,960
Operating Profit	1,349,324	1,108,177	1,201,760
Profit Before Income Tax	1,877,040	1,161,001	3,975,966
Profit for the Period	1,500,538	860,733	3,131,988
Profit for the Period Attributable to Owners of the Parent Company	1,504,352	888,698	3,127,887
Profit for the Period Attributable to Non-controlling Interests	(3,814)	(27,965)	4,101
Basic Earnings Per Share (Won)	20,463	12,127	44,066
Diluted Earnings Per Share (Won)	20,459	12,127	44,066

38

B.	Summary Financial Information (Separate)

Below is the summary separate financial information of the Company as of and for the years ended December 31, 2020, 2019 and 2018. The Company’s audited separate financial statements as of and for the years ended December 31, 2020 and 2019, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won)
	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
Assets
Current Assets	5,047,115	4,998,465	4,679,378
• Cash and Cash Equivalents	329,208	497,282	877,823
• Accounts Receivable – Trade, net	1,503,552	1,479,971	1,354,260
• Accounts Receivable – Other, net	434,713	506,642	518,451
• Others	2,779,642	2,514,570	1,928,844
Non-Current Assets	26,939,336	26,619,167	24,168,645
• Long-Term Investment Securities	983,688	510,633	410,672
• Investments in Subsidiaries and Associates	11,357,504	10,578,158	10,188,914
• Property and Equipment, net	9,157,548	9,052,709	6,943,490
• Intangible Assets, net	2,665,083	3,461,152	4,010,864
• Goodwill	1,306,236	1,306,236	1,306,236
• Others	1,469,277	1,710,279	1,308,469
Total Assets	31,986,451	31,617,632	28,848,023
Liabilities
Current Liabilities	5,076,404	5,165,744	4,178,068
Non-Current Liabilities	9,560,189	9,067,989	7,782,468
Total Liabilities	14,636,593	14,233,733	11,960,536
Equity
Share Capital	44,639	44,639	44,639
Capital Surplus and Other Capital Adjustments	289,134	715,619	415,324
Retained Earnings	16,684,640	16,672,947	16,467,789
Reserves	331,445	(49,306)	(40,265)
Total Equity	17,349,858	17,383,899	16,887,487
Total Liabilities and Equity	31,986,451	31,617,632	28,848,023

	(Unit: in millions of Won except per share data)
	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
Operating Revenue	11,746,630	11,421,342	11,705,639
Operating Profit	1,023,067	951,803	1,307,494
Profit Before Income Tax	941,455	1,184,878	1,221,244
Profit for the Period	758,792	979,891	933,902
Basic Earnings Per Share (Won)	10,221	13,393	13,000
Diluted Earnings Per Share (Won)	10,219	13,393	13,000

2. Other Matters Related to Financial Information

A.	Restatement of the Financial Statements

The Company has initially adopted the amendments to the “Definition of a Business” (Amendments to K-IFRS No. 1103, Business Combination) and “Interest Rate Benchmark Reform” (Amendments to K-IFRS No. 1109, Financial Instruments, K-IFRS No. 1039, Financial Instrument - Recognition and Measurement, K-IFRS No. 1107, Financial Instruments - Disclosures) from January 1, 2020. A number of other amended standards are effective from January 1, 2020, but they do not have a material effect on the Company’s consolidated financial statements. See note 3 of the notes to the Company’s audited consolidated financial statements as of and for the years ended December 31, 2020 and 2019 for more information.

39

B.	Loss Allowance

(1) Loss Allowance of Trade and Other Receivables

	(Unit: in millions of Won)
	For the year ended December 31, 2020
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,478,851	264,498	11%
Loans	182,721	45,024	25%
Accounts receivable – other	1,366,922	55,075	4%
Accrued income	3,418	166	5%
Guarantee deposits	285,507	300	0%

Total	4,317,419	365,063	8%

	(Unit: in millions of Won)
	For the year ended December 31, 2019
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,497,396	249,501	10%
Loans	147,937	48,054	32%
Accounts receivable – other	1,298,477	48,379	4%
Accrued income	3,977	166	4%
Guarantee deposits	310,074	299	0%

Total	4,257,861	346,399	8%

	(Unit: in millions of Won)
	For the year ended December 31, 2018
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,280,090	260,157	11%
Loans	135,503	47,375	35%
Accounts receivable – other	1,280,236	68,346	5%
Accrued income	6,232	166	3%
Guarantee deposits	315,854	—	0%

Total	4,017,915	376,045	9%

(2) Movements in Loss Allowance of Trade and Other Receivables

	(Unit: in millions of Won)
	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
Beginning balance	346,399	376,045	362,171
Effect of change in accounting policy	—	—	13,049
Increase of loss allowance	59,184	28,841	45,051
Reversal of loss allowance	—	—	—
Write-offs	(57,575)	(46,616)	(65,762)
Other	17,054	17,650	21,536

Ending balance	365,062	346,399	376,045

40

(3) Policies for Loss Allowance

The Company establishes loss allowances based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period and past customer default experience for the past three years. With respect to trade receivables relating to wireless telecommunications services, the Company considers the likelihood of recovery based on past customer default experience and the length of default in connection with the type of default (e.g., whether the customer’s service has been terminated or is continued). Consistent with customary practice, the Company writes off trade and other receivables for which the prescription period has passed or that are determined to be impossible or economically too costly to collect, including receivables that are less than Won 200,000 and more than six months overdue and receivables that have been determined to be the subject of identity theft.

(4) Aging of Accounts Receivable

	(Unit: in millions of Won)
	As of December 31, 2020
	Six months or less	From six months to one year	From one year to three years	More than three years	Total
Accounts receivable – general	2,202,397	56,336	135,525	84,593	2,478,851
Percentage	89%	2%	5%	3%	100%

C.	Inventories

(1) Detailed Categories of Inventories

	(Unit: in millions of Won)
Account Category	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
Merchandise	162,196	147,928	259,524
Goods in transit	—	—	—
Other inventories	9,247	14,954	28,529

Total	171,443	162,882	288,053

Percentage of inventories to total assets [ Inventories / Total assets ]	0.36%	0.37%	0.68%
Inventory turnover [ Cost of sales / { ( Beginning balance of inventories + Ending balance of inventories ) / 2} ]	7.60	7.79	6.41

(2) Reporting of Inventories

The Company holds handsets, ICT equipment for offline sales, etc. in inventory. The Company conducts physical due diligence of its inventories with its auditors at the end of each year.

D.	Fair Value Measurement

See notes 2 and 37 of the notes to the Company’s audited consolidated financial statements as of and for the years ended December 31, 2020 and 2019 for more information.

41

E.	Key Terms of Debt Securities

[SK Telecom]

The following are key terms and conditions of bonds issued by the Company. The compliance status is as of the date of the latest financial statements including the audit opinion of the independent auditor applicable to the determination of compliance status, except for the compliance status of the restriction on changes of ownership structure, which is as of the end of the reporting period.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 61-2	Dec. 27, 2011	Dec. 27, 2021	190,000	Dec. 19, 2011	Hana Financial Investment Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 50% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Not applicable
	Compliance Status	Not applicable
Submission of Compliance Certificate	Compliance Status	Submitted on August 14, 2020

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 62-2	Aug. 28, 2012	Aug. 28, 2022	140,000	Aug. 22, 2012	Meritz Securities Co., Ltd.
Unsecured Bond – Series 62-3	Aug. 28, 2012	Aug. 28, 2032	90,000	Aug. 22, 2012	Meritz Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 14, 2020

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 63-1	April 23, 2013	April 23, 2023	230,000	April 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 63-2	April 23, 2013	April 23, 2033	130,000	April 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 64-2	May 14, 2014	May 14, 2024	150,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-3	Oct. 28, 2014	Oct. 28, 2024	190,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 66-1	Feb. 26, 2015	Feb. 26, 2022	100,000	Feb. 11, 2015	Korea Securities Finance Corp.

42

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 66-2	Feb. 26, 2015	Feb. 26, 2025	150,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-3	Feb. 26, 2015	Feb. 26, 2030	50,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-2	July 17, 2015	July 17, 2025	70,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-3	July 17, 2015	July 17, 2030	90,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-2	Nov. 30, 2015	Nov. 30, 2025	100,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-3	Nov. 30, 2015	Nov. 30, 2035	70,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 69-2	March 4, 2016	March 4, 2021	100,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-3	March 4, 2016	March 4, 2026	90,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-4	March 4, 2016	March 4, 2036	80,000	Feb. 22, 2016	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 14, 2020

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 70-2	June 3, 2016	June 3, 2021	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-3	June 3, 2016	June 3, 2026	120,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-4	June 3, 2016	June 3, 2031	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 71-2	April 25, 2017	April 25, 2022	120,000	April 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-3	April 25, 2017	April 25, 2027	100,000	April 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-4	April 25, 2017	April 25, 2032	90,000	April 13, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 5 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—
Submission of Compliance Certificate	Compliance Status	Submitted on August 14, 2020

43

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 72-2	Nov. 10, 2017	Nov. 10, 2022	80,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 72-3	Nov. 10, 2017	Nov. 10, 2027	100,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 73-1	Feb. 20, 2018	Feb. 20, 2021	110,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-2	Feb. 20, 2018	Feb. 20, 2023	100,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-3	Feb. 20, 2018	Feb. 20, 2028	200,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-4	Feb. 20, 2018	Feb. 20, 2038	90,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-1	Sept. 17, 2018	Sept. 17, 2021	100,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-2	Sept. 17, 2018	Sept. 17, 2023	150,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-3	Sept. 17, 2018	Sept. 17, 2038	50,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 75-1	March 6, 2019	March 6, 2022	180,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-2	March 6, 2019	March 6, 2024	120,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-3	March 6, 2019	March 6, 2029	50,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-4	March 6, 2019	March 6, 2039	50,000	Feb. 21, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 14, 2020

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 76-1	July 29, 2019	July 29, 2022	120,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-2	July 29, 2019	July 29, 2024	60,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-3	July 29, 2019	July 29, 2029	120,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-4	July 29, 2019	July 29, 2039	50,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-5	July 29, 2019	July 29, 2049	50,000	July 17, 2019	Korea Securities Finance Corp.

44

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 14, 2020

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 77-1	Oct. 22, 2019	Oct. 21, 2022	90,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-2	Oct. 22, 2019	Oct. 22, 2024	50,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-3	Oct. 22, 2019	Oct. 22, 2029	30,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-4	Oct. 22, 2019	Oct. 22, 2039	30,000	Oct. 10, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 14, 2020

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 78-1	Jan. 14, 2020	Jan. 13, 2023	170,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-2	Jan. 14, 2020	Jan. 14, 2025	130,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-3	Jan. 14, 2020	Jan. 14, 2030	50,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-4	Jan. 14, 2020	Jan. 14, 2040	70,000	Dec. 31, 2019	Korea Securities Finance Corp.

45

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 14, 2020

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 79-1	Oct. 19, 2020	Oct. 19, 2025	140,000	Oct. 6, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 79-2	Oct. 19, 2020	Oct. 19, 2030	40,000	Oct. 6, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 79-3	Oct. 19, 2020	Oct. 19, 2040	110,000	Oct. 6, 2020	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	To be submitted after the release of the 2020 business report

[SK Broadband]

The following are key terms and conditions of bonds issued by SK Broadband.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 43-2	Oct. 5, 2016	Oct. 5, 2021	120,000	Sept. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 44	Feb. 3, 2017	Feb. 3, 2022	150,000	Jan. 20, 2017	Korea Securities Finance Corp.

46

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—
Submission of Compliance Certificate	Compliance Status	Submitted on September 11, 2020

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 45-2	Oct. 11, 2017	Oct. 11, 2022	140,000	Sept. 20, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—
Submission of Compliance Certificate	Compliance Status	Submitted on September 11, 2020

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 46-1	Feb. 1, 2018	Feb. 1, 2021	70,000	Jan. 19, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 46-2	Feb. 1, 2018	Feb. 1, 2023	80,000	Jan. 19, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 47-1	March 26, 2019	March 26, 2022	50,000	March 14, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 47-2	March 26, 2019	March 26, 2024	160,000	March 14, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 48-1	Sept. 24, 2019	Sept. 23, 2022	80,000	Sept. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 48-2	Sept. 24, 2019	Sept. 24, 2024	100,000	Sept. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 48-3	Sept. 24, 2019	Sept. 23, 2026	50,000	Sept. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 49-1	June 11, 2020	June 9, 2023	100,000	June 1, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 49-2	June 11, 2020	June 11, 2025	100,000	June 1, 2020	Korea Securities Finance Corp.

47

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction on changes of ownership structure
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on September 11, 2020

*	Beginning with Series 47, the basis for the maintenance of financial ratio has changed to a consolidated basis.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 50	Sept. 25, 2020	Sept. 25, 2020	160,000	Sept. 15, 2025	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction on changes of ownership structure
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	To be submitted after the finalization of the financial statements for the year 2020

IV.	MANAGEMENT’S DISCUSSION AND ANALYSIS

1. Forward-Looking Statements

This section contains forward-looking statements with respect to the financial condition, results of operations and business of the Company and plans and objectives of the management of the Company. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements.

The Company does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained in this section, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Such forward-looking statements were based on current plans, estimates and projections of the Company and the political and economic environment in which the Company will operate in the future, and therefore you should not place undue reliance on them.

Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events.

48

2. Overview

In 2020, the Company expanded its 5G leadership, achieved its highest consolidated revenue to date and increased its consolidated operating profit due to the growth and profitability improvements of its new ICT businesses, despite the ongoing COVID-19 pandemic.

Consolidated revenue increased by 5.0% from 2019 to Won 18,624.7 billion. The Company achieved growth across all of its businesses – MNO, media, security and commerce – every quarter in 2020 and record-best operating results for two consecutive years as a result of its rapid adoption to social distancing measures based on its ICT portfolio built around “hyper-connection.”

Operating profit increased by 21.8% from 2019 to Won 1,349.3 billion in 2020 as a result of an increase in profit from the MNO business as well as improvements in profitability of the media and commerce businesses. The share of operating profit derived from the non-MNO, new ICT businesses increased by 10 percentage points from 2019 to 24%. Such new ICT businesses have become significant contributors not only to revenue but also operating profit.

5G services, which the Company was the first to commercialize in the world in 2019, are propelling the Company’s growth. As of December 31, 2020, the Company secured 5.48 million 5G subscribers and a 46% share of the 5G services market. As a result, cellular services revenue increased by 3% compared to 2019 despite a decrease in roaming services revenue due to a decrease in travel. In response to the changing market environments resulting from the COVID-19 pandemic, the Company has expanded its online distribution channels, and it seeks to promote continuous growth by launching new subscription-based products such as “V Coloring.”

In the case of the Company’s media business, the Company completed the merger with Tbroad, which was the second-largest cable TV operator in Korea, in April 2020 and secured approximately 8.6 million pay TV subscribers, and in the second half of 2020, it achieved the highest growth in the market in terms of new IPTV subscribers. Wavve, which was launched in 2019, is solidifying its position in the domestic OTT market by strengthening the competitiveness of its contents and increasing subscribers.

In the security segment, the Company combined ADT CAPS and SK Infosec to establish the foundation for conversion into a converged security service provider, and it is accelerating its growth by developing new business models such as residential security, parking and disease prevention and entering into other markets outside of Korea.

Despite fierce competition in the commerce industry, the Company’s commerce business recorded operating profit and exceeded 10% annual growth in transaction volume for the second consecutive year. Eleven Street entered into a partnership with Amazon, a global e-commerce leader, and SK Stoa has emerged as the leading T-Commerce company in just three years after its spin-off.

In November 2020, SK Telecom spun-off its mobility business as its fifth business division, and will strengthen its service capabilities in taxi hailing and chauffeur services in partnership with Uber Technologies, Inc. (“Uber”), a global leader in this segment. The Company is also looking into future mobility services such as flying cars.

In addition, the Company is expanding the scope of its investment in and cooperation with domestic and foreign businesses possessing world-class technologies in order to discover new growth engines comparable to its current five business divisions. The Company is also making meaningful strides in AI accelerators, digital X-ray, quantum cryptography and other emerging technologies.

3. Analysis of Consolidated Financial Position

	(Unit: in billions of Won, except percentages)
	As of December 31, 2020	As of December 31, 2019	Percentage Change from 2019 to 2020
Current Assets	8,775	8,088	7.8%
Non-Current Assets	39,132	37,114	5.2%
Total Assets	47,907	45,202	5.6%
Current Liabilities	8,178	7,852	4.0%
Non-current Liabilities	15,333	14,534	5.2%
Total Liabilities	23,511	22,385	4.8%
Total Equity	24,396	22,817	6.5%

49

A.	Assets

As of December 31, 2020, SK Telecom’s assets comprised 67% of the Company’s total assets on a consolidated basis.

The Company’s total assets as of December 31, 2020 increased by 7.8% from the end of the previous year, primarily as a result of valuation gains in the Company’s investments in SK hynix Inc. (“SK Hynix”) and Kakao as well as the addition of assets from the Tbroad Merger.

B.	Liabilities

As of December 31, 2020, SK Telecom’s liabilities comprised 62% of the Company’s total liabilities on a consolidated basis.

The Company’s total liabilities as of December 31, 2020 increased by 4.8% from the end of the previous year, primarily due to the Tbroad Merger and SK Telecom’s issuances of bonds.

4. Analysis of Consolidated Results of Operations

	(Unit: in billions of Won, except percentages)
	For the year ended December 31, 2020	For the year ended December 31, 2019	Percentage Change from 2019 to 2020
Operating Revenue	18,625	17,741	5.0%
MNO(1)	11,746	11,421	2.8%
Media(2)	3,713	3,167	17.2%
Security(3)	1,338	1,193	12.2%
Commerce(4)	814	726	12.1%
Operating Expense	17,275	16,632	3.9%
Operating Profit	1,349	1,108	21.8%
MNO(1)	1,023	951	7.5%
Media(2)	230	145	59.2%
Security(3)	140	153	(8.2)%
Commerce(4)	11	2	497.7%
Profit for the Year	1,500	861	74.3%
EBITDA	5,518	5,128	7.6%
Earnings per Share (Won)	20,463	12,127	68.7%

(1)	SK Telecom on a separate basis
(2)	SK Broadband on a consolidated basis
(3)	Sum of ADT CAPS (including CAPSTEC) and SK Infosec
(4)	Sum of Eleven Street and SK Stoa

A.	Operating Revenue

SK Telecom’s (MNO) operating revenue on a separate basis in 2020 increased by 2.8% compared to 2019 primarily due to an increase in 5G subscribers. All of the Company’s new ICT businesses (media, security and commerce) achieved even growth, with their aggregate operating revenue increasing by 15.3% compared to 2019. As a result, the Company’s consolidated operating revenue increased by 5% compared to 2019.

B.	Operating Profit

The Company’s operating profit in 2020 increased by 21.8% compared to 2019, primarily due to an increase in the operating profit of the MNO business as well as improvements in profitability of the media and commerce businesses.

50

C.	Operating Expense

	(Unit: in billions of Won, except percentages)
	For the year ended December 31, 2020	For the year ended December 31, 2019	Change from 2019 to 2020	Percentage Change from 2019 to 2020
Labor Cost	3,006	2,823	183	6.5%
Commissions Paid	5,347	5,002	345	6.9%
Depreciation and Amortization(1)	3,991	3,857	134	3.5%
Network Interconnection	771	752	18	2.4%
Leased Line Fees and Frequency License Fees	295	263	31	11.9%
Advertising	432	435	(3)	(0.7)%
Rent	173	155	18	11.9%
Cost of Goods Sold	1,608	1,833	(225)	(12.3)%
Other Operating Expense	1,652	1,513	139	9.2%

(1)	Includes depreciation and amortization expenses related to research and development.

Labor cost in 2020 increased by 6.5% from 2019, primarily due to the increase in the number of employees as a result of the Tbroad Merger.

Commissions paid in 2020 increased by 6.9% from 2019, primarily due to the Tbroad Merger.

D.	Profit for the Year

The Company’s profit for the year increased by 74.3% from 2019 to Won 15,005 billion in 2020, primarily due to an increase in gains relating to its equity-method investment in SK Hynix.

5. Analysis of Separate Operating Information

[SK Telecom]

A.	Number of Subscribers

	(Unit: in 1,000 persons, except percentages)
	For the year ended December 31, 2020	For the year ended December 31, 2019	Change from 2019 to 2020	Percentage Change from 2019 to 2020
MNO Subscribers	29,089	28,648	441	1.5%
Monthly Churn Rate (%)	0.9%	1.0%	(0.1)%p
5G Subscribers	5,476	2,084	3,392	162.8%

The number of MNO subscribers increased by 0.44 million during 2020 due to the increase in the number of IoT lines and the expansion of 5G network services.

The Company achieved a record low annual churn rate of 0.9% in 2020 as a result of innovations in distribution channels and reasonable market operations in response to social distancing measures due to the COVID-19 pandemic.

Through the launch of various handsets and continuous improvements in quality and service, the Company secured 5.48 million 5G subscribers as of December 31, 2020.

51

B.	Average Monthly Revenue per Subscriber

	For the year ended December 31, 2020	For the year ended December 31, 2019	Change from 2019 to 2020	Percentage Change from 2019 to 2020
Billing ARPU (Won)	30,314	31,091	(778)	(2.5)%

*

The billing ARPU is derived by dividing total SK Telecom revenues from voice service and data service (excluding revenue from MVNO subscribers) for the period by the monthly average number of subscribers that are not MVNO subscribers for the period, then dividing that number by the number of months in the period. Although the definition of ARPU may vary by company, it is a measure that is widely used in the telecommunications industry for revenue comparison purposes.

In 2020, despite increases in the number of 5G subscribers and the average customer data usage, billing ARPU decreased primarily due to the increase of IoT lines that are included in calculating billing ARPU.

	1st Quarter of 2020	2nd Quarter of 2020	3rd Quarter of 2020	4th Quarter of 2020
Quarterly Billing ARPU (Won)	30,777	30,158	30,051	30,269

In terms of quarter-to-quarter changes, quarterly billing ARPU began to increase following the third quarter, when the impact of the increase in IoT lines subsided.

C.	Capital Expenditures

	(Unit: in billions of Won)
New investments and expansions	For the year ended December 31, 2020	For the year ended December 31, 2018	Change from 2018 to 2019	Method of financing
Network investment	1,879	2,514	(635)	Internal Cashflow
Other investment	326	401	(75)

Total	2,205	2,914	(709)

Capital expenditures in 2020 decreased by approximately Won 709 billion from 2019, when the Company made initial investments in 5G networks, to Won 2.2 trillion in 2020. Such amount in 2020 was slightly higher than capital expenditures of Won 2.1 trillion in 2018, prior to the launch of 5G services.

[SK Broadband]

	(Unit: in 100 millions of Won, except percentages)
Operating revenue	For the year ended December 31, 2020	For the year ended December 31, 2019*	Change from 2019 to 2020	Percentage Change from 2019 to 2020
Media	16,501	12,397	4,104	33.1%
Fixed-line Business	20,634	19,282	1,352	7.0%

Total	37,135	31,679	5,456	17.2%

*	Does not include revenues from discontinued operations, such as oksusu and SK Stoa.

•	Media

SK Broadband’s media business consists of IPTV and cable TV services. Despite the absence of new cinematic releases and other content, operating revenue from IPTV services increased by 9.3% as compared to 2019 to Won 1,354.5 billion in 2020 as a result of increases in the number of subscribers and platform sales. Following the Tbroad Merger, additional operating revenue of Won 295.6 billion was derived from cable TV services in 2020.

52

•	Fixed-line Telecommunications Business

SK Broadband’s fixed-line telecommunications business consists of high-speed internet services, corporate business and residential telephone services. Operating revenue from high-speed internet services increased by 13.3% from 2019 to Won 916.7 billion as a result of the Tbroad Merger and the increase in proportion of subscribers to premium plans such as Giga Internet. Operating revenue from the corporate business increased by 3.5% from 2019 to Won 1,053.6 billion, as a result of increased data traffic due to COVID-19 and new customers. Revenue from residential telephone and other services decreased by 7.9% from 2019 to Won 93.0 billion.

6. Guidance for Fiscal Year 2021

The Company announced the following guidance for fiscal year 2021 during its earnings release conference call on February 3, 2021.

1. Operating revenue (consolidated): Won 19.5 trillion

The Company expects its consolidated operating revenue to increase by 5% from 2020 to approximately Won 19.5 trillion in 2021, based on even growth across all of its new ICT businesses.

2. Capital expenditures

The Company plans to make efficient capital expenditures in 2021 that are similar in amount to 2020.

7. Corporate Reorganization

•	Spin-off of T Map Mobility

SK Telecom established a new company, T Map Mobility, to operate taxi hailing, vehicle infotainment system, individualized mobility platform and other mobility-related services based on T map, the leading navigation system in Korea. SK Telecom spun off its mobility business into T Map Mobility and attracted investment from Uber that valued T Map Mobility at Won 1 trillion. T Map Mobility and Uber will cooperate will each other in operating a mobility business. See the report on See the reports on “Decision to Spin Off Mobility Business” filed by the Company on October 16, 2020 and “Report on Completion of Spin-off” filed by the Company on December 30, 2020 for more information.

•	Merger of SK Infosec and Life & Security Holdings

On December 30, 2020, SK Infosec, the leading information security company in Korea, and Life & Security Holdings, the parent company of ADT CAPS, the second-largest physical security company in Korea, merged in order to evolve into a converged security company that keeps pace with societal and technological developments. In March 2021, ADT CAPS merged with and into SK Infosec. The combined entity will strive to become a converged security business provider that transforms its business into a technology-driven one and seek to grow into the leading security service company in Korea with a corporate value of Won 5 trillion within the next three years.

•	Corporate reorganization

On December 3, 2020, the Company undertook a corporate reorganization in order to accelerate the overall growth of its 5G and new ICT businesses. The Company will maintain its dual organizational structure to optimize and support its MNO business and new businesses separately while strengthening its technological resources to focus on building AI service platforms, developing technology products and transitioning to a cloud environment. Following the spin-off of T Map Mobility, the Company’s five main businesses – MNO, media, security, commerce and mobility – will each endeavor to strengthen its market leadership and maintain continued growth.

8. Liquidity

As of December 31, 2020, the Company’s debt-to-equity ratio (as calculated by dividing the interest-bearing financial debt by total equity) was 43.9%, compared to 45.0% as of December 31, 2019 and 43.2% as of December 31, 2018. The net debt-to-equity ratio (as calculated by the interest-bearing financial debt minus cash and marketable securities, divided by total equity) was 31.9%, 35.0% and 30.9% at the end of 2020, 2019 and 2018, respectively. Interest coverage ratio (EBITDA divided by interest expense) was 13.8, 12.7 and 14.6 at the end of each of 2020, 2019 and 2018. The Company continues to have sufficient liquidity.

53

9. Financing

As of December 31, 2019, the Company’s aggregate interest-bearing debt amounted to Won 10,719 billion, comprising long-term and short-term borrowings, debentures and current portions of long-term borrowings and debentures, compared to Won 10,264 billion as of December 31, 2019 and Won 9,652 billion as of December 31, 2018, showing small increases over the last three years.

10. Fund Outflows

None of the fund outflows of the Company in 2020 had a significant impact on the Company.

V.	AUDITOR’S OPINION

1. Independent Auditors and Audit Opinions

A.	Independent Auditor and Audit Opinion (Separate and Consolidated)

Period	Independent auditor	Audit opinion	Emphasis of Matter	Critical Audit Matters
Year ended December 31, 2020	KPMG Samjong Accounting Corp.	Unqualified	Retroactive application of change in accounting policy related to change to determination of lease period	Revenue recognition; assessment of impairment of cash-generating unit of security services, assessment of fair value of customer relationship
Year ended December 31, 2019	KPMG Samjong Accounting Corp.	Unqualified	N/A	Revenue recognition; assessment of impairment of cash-generating unit of security services
Year ended December 31, 2018	KPMG Samjong Accounting Corp.	Unqualified	N/A	Revenue recognition; recognition of incremental costs of obtaining contracts

Note: All consolidated subsidiaries of the Company that are subject to audits and whose audits have been completed received unqualified audit opinions.

54

B.	Audit Services Contracts with Independent Auditors

	(Unit: in millions of Won except number of hours)
Period	Auditors	Contents	Audit Contract		Actual Performance
			Fee	Total number of hours	Fee	Total number of hours
Year ended December 31, 2020	KPMG Samjong Accounting Corp.	Quarterly review	2,360	23,600	2,360	23,600
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit
Year ended December 31, 2019	KPMG Samjong Accounting Corp.	Quarterly review	1,860	23,040	1,860	23,040
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2018	KPMG Samjong Accounting Corp.	Semi-annual review	1,700	22,058	1,700	22,058
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task

C.	Non-Audit Services Contracts with Independent Auditors

	(Unit: in millions of Won)
Period	Contract date	Service provided	Service duration	Fee
Year ended December 31, 2020	July 23, 2020	Confirmation of financial information	July 23, 2020 – July 30, 2020	3
	December 8, 2020	Confirmation of financial information	December 8, 2020 – December 10, 2020	3
	December 30, 2020	Consulting services for new business group model research project	December 31, 2020 – February 12, 2021	90
Year ended December 31, 2019	February 8, 2019	Consulting for publication of 2018 integrated annual report	February 8, 2019 – June 30, 2019	120
	April 26, 2019	Confirmation of financial information	April 26, 2019 – April 29, 2019	3
Year ended December 31, 2018	September 20, 2018	Confirmation of financial information	September 20, 2018 – September 21, 2018	2
	March 5, 2018	Issuance of comfort letters	March 5, 2018 – April 26, 2018	110

55

D.	Discussions between Audit Committee and Independent Auditors

Date	Attendance	Method	Key Matters Discussed
February 3, 2020	Audit Committee: 4 Independent Auditor: 2	Written	Report on the progress of internal accounting management system audit

February 19, 2020	Audit Committee: 4 Independent Auditor: 2	In-person	Report on critical audit matters and results of audit of financial statements; report on the results of internal accounting management system audit

April 22, 2020	Audit Committee: 4 Independent Auditor: 1	In-person	Report on 2019 Public Company Accounting Oversight Board audit results; report on 2020 audit plan and selection of critical audit matters

June 10, 2020	Audit Committee: 4 Independent Auditor: 3	In-person	Report on evaluation of 2019 independent auditor services

July 20, 2020	Audit Committee: 4 Independent Auditor: 1	In-person	Report on independent auditor’s 2020 semi-annual review

December 28, 2020	Audit Committee: 4 Independent Auditor: 1	In-person	Report on progress of test of internal control and year-end audit plan for 2020

February 24, 2021	Audit Committee: 4 Independent Auditor: 1	In-person	Report on 2020 critical audit matters and results of accounting audit; report on the results of 2020 internal accounting management system audit

VI.	CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS

1. Board of Directors

A.	Overview of the Composition of the Board of Directors

The Board of Directors is composed of eight members: five independent directors, two inside directors and one non-executive director. Within the Board of Directors, there are five committees: Independent Director Nomination Committee, Audit Committee, Compensation Committee, CapEx Review Committee and Corporate Citizenship Committee.

(As of December 31, 2020)
Total number of persons	Inside directors	Non-executive director	Independent directors
8	Jung Ho Park, Young Sang Ryu	Dae Sik Cho	Yong-Hak Kim, Seok-Dong Kim, Jung Ho Ahn, Youngmin Yoon, Junmo Kim

At the 36th General Meeting of Shareholders held on March 26, 2020, Yong-Hak Kim was newly elected as an independent director and a member of the audit committee and Junmo Kim was newly elected as an independent director.

Yong-Hak Kim, as a highly respected sociologist with knowledge and virtue that can contribute to the Company’s proactive pursuit of social value, was elected as the chairman of the Board of Directors by the directors pursuant to Article 4(2) of the regulations of the Board of Directors.

56

B.	Significant Activities of the Board of Directors

Meeting	Date	Agenda	Approval
431st (the 1st meeting of 2020)	January 16, 2020	• Management plan for 2020	Approved as proposed
432nd (the 2nd meeting of 2020)	February 6, 2020

•  Financial statements as of and for the year ended December 31, 2019

•  Delegation of funding through long-term borrowings

•  Annual business report as of and for the year ended December 31, 2019

•  Participation in capital increase by SK’s investment company in Southeast Asia

•  Donation to the Korean Fencing Association

•  Donation for the creation of social values

•  Report of internal accounting management

•  Report for the period after the fourth quarter of 2019

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed — —

433rd (the 3rd meeting of 2020)	February 20, 2020	• Plan for the 36th General Meeting of Shareholders • Results on internal accounting management	Approved as proposed —

434th (the 4th meeting of 2020)	March 26, 2020	• Election of the chairman of the Board of Directors • Election of the representative director • Election of committee members • Transactions with SK Inc. in the second quarter of 2020	Approved as proposed Approved as proposed Approved as proposed Approved as proposed

435th (the 5th meeting of 2020)	April 23, 2020	• Payment of operating costs of SUPEX Council in 2020 • Report for the period after the first quarter of 2020	Approved as proposed —

436th (the 6th meeting of 2020)	May 28, 2020

•  Participation in capital increase of SK Telecom TMT Investment Corp., an overseas subsidiary, for investment in NANO-X IMAGING Ltd.

•  Participation in capital increase of ID Quantique SA, an overseas subsidiary

Approved as proposed Approved as proposed

437th (the 7th meeting of 2020)	June 25, 2020	• Transactions with SK Inc. in the third quarter of 2020	Approved as proposed

438th (the 8th meeting of 2020)	July 21, 2020	• Interim dividends • Report on settlement of accounts for first half of 2020 • Report for the period after the second quarter of 2020	Approved as proposed — —

439th (the 9th meeting of 2020)	August 27, 2020	• Entry into the Share Repurchase Agreement	Approved as proposed
440th (the 10th meeting of 2020)	September 25, 2020

•  Transactions with SK Inc. in the fourth quarter of 2020

•  Donation to the Center for Social Value Enhancement Studies in 2020

•  Sale of SK Academy training facilities in Yongin to SK Hynix

•  Corporate value-linked compensation

Approved as proposed Approved as proposed Approved as modified Approved as modified
441th (the 11th meeting of 2020)	October 15, 2020	• Spin-off plan • Convocation of first extraordinary general meeting of shareholders of 2020 • Determination of record date • Report for the period after the third quarter of 2020	Approved as proposed Approved as proposed Approved as proposed —

442nd (the 12th meeting of 2020)	November 26, 2020

•  Lease of Indeungsan SUPEX Center from SK Inc. in 2021

•  Contract with SK Forest for landscape and facility management service in 2021

•  Allocation of operating expenses of SK Academy in 2021

•  Joint management contract of aircraft for business purposes in 2021

•  Resale of fixed-line products with SK Broadband in 2021

•  Review of compliance and evaluation of effectiveness

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed —

57

Meeting	Date	Agenda	Approval
443rd (the 13th meeting of 2020)	December 29, 2020

•  Management plan for 2021

•  Transactions with SK Inc. in the first quarter of 2021

•  Changes in payment of operating expenses of SUPEX Council for 2021

•  Changes in affiliate transaction amount related to aircraft for business purposes in 2020

•  Extension of SK brand use contract

•  Approval of issuance limit for asset-backed short-term bonds

•  Purchase of PS&M handset installment receivables for 2021

•  Announcement of board meeting in lieu of general meeting of shareholders to report spin-off

•  Operation of customer contact channel operation services in 2021

•  Transactions for fixed-line and wireless infrastructure construction in 2021

•  Cell site maintenance services in 2021

•  Revisions to corporate governance-related laws and their impact

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

—

444th (the 1st meeting of 2021)	February 2, 2021

•  Financial statements as of and for the year ended December 31, 2020

•  Annual business report for the year ended December 31, 2020

•  Delegation of funding through long-term borrowings

•  Disposal of treasury stock

•  Donations for ESG management (creation of social value)

•  Revisions to Audit Committee regulations

•  Report of internal accounting management

•  Report for the period after the fourth quarter of 2020

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed — —

445th (the 2nd meeting of 2021)	February 25, 2021

•  Calling of 37th General Meeting of Shareholders

•  Capital contribution to T Map Mobility and transfer of mobility assets

•  Transactions with SK Pinx in 2021

•  Transfer of assets including SK Futures Park

•  Results of evaluation of internal accounting management system

Approved as proposed Approved as proposed Approved as proposed Approved as proposed —
*	The line items that do not show approval are for reporting purposes only.

C.	Committees within Board of Directors

(1)	Committee structure (as of December 31, 2020)

(a)	Independent Director Nomination Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	Jung Ho Park	Seok-Dong Kim, Jung Ho Ahn	Nomination of independent directors

*	Under the Korean Commercial Code, a majority of the members of the Independent Director Nomination Committee must be independent directors.

(b)	Compensation Review Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Yong-Hak Kim, Seok-Dong Kim, Junmo Kim	Review CEO remuneration system and amount

*	The Compensation Review Committee is a committee established by the resolution of the Board of Directors.

58

(c) Capex Review Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
6	Young Sang Ryu	Yong-Hak Kim, Seok-Dong Kim, Jung Ho Ahn, Youngmin Yoon, Junmo Kim	Review major investment plans and changes thereto

*	The Capex Review Committee is a committee established by the resolution of the Board of Directors.

(d) Corporate Citizenship Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Jung Ho Ahn, Youngmin Yoon, Junmo Kim	Review guidelines on corporate social responsibility (“CSR”) programs, etc.

*	The Corporate Citizenship Committee is a committee established by the resolution of the Board of Directors.

(e) Audit Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
4	—	Seok-Dong Kim, Yong-Hak Kim, Youngmin Yoon, Jung Ho Ahn	Review financial statements and supervise independent audit process, etc.

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation and the Korean Commercial Code.

2. Audit System

The Company’s Audit Committee consists of four independent directors, Seok-Dong Kim (chairman of the Audit Committee and financial and accounting expert), Yong-Hak Kim, Youngmin Yoon and Jung Ho Ahn.

Major activities of the Audit Committee as of December 31, 2020 are set forth below.

Meeting	Date	Agenda	Approval
The 1st meeting of 2020	February 5, 2020

•  Evaluation of internal accounting management system operation

•  Review of business and audit results for 2019 and business and audit plans for 2020

•  Evaluation of internal monitoring controls based on the opinion of the members of the Audit Committee

— — Approved as proposed

The 2nd meeting of 2020	February 19, 2020

•  Report on results of audit of fiscal year 2019

•  Report on audit of 2019 internal accounting management system

•  Evaluation of internal accounting management system operation

•  Report on contract for customer appreciation gifts to fixed-line telephone customers for 2020

— — Approved as proposed Approved as proposed

The 3rd meeting of 2020	February 20, 2020	• Agenda and document review for the 36th General Meeting of Shareholders • Auditor’s report for fiscal year 2019	Approved as proposed Approved as proposed

The 4th meeting of 2020	March 25, 2020	• Contract for maintenance services of optical cables in 2020 • Contract for maintenance services of transmission equipment in 2020	Approved as proposed Approved as proposed
The 5th meeting of 2020	April 22, 2020	• Election of the chairman of the Audit Committee • Approval of external auditor services for fiscal year 2020 • Audit plan for fiscal year 2020	Approved as proposed Approved as proposed —

The 6th meeting of 2020	May 27, 2020	• Establishment of regulations for appointment of independent auditors • Report on evaluation of independent auditor services for fiscal year 2019	Approved as proposed —

The 7th meeting of 2020	July 20, 2020	• Report on results of semi-annual review by independent auditors of fiscal year 2020	—

The 8th meeting of 2020	October 14, 2020	• Review of agenda and documents for the first extraordinary general meeting of shareholders of 2020	Approved as proposed

59

Meeting	Date	Agenda	Approval
The 9th meeting of 2020	November 25, 2020	• Appointment of independent auditor for 2021 - 2023	Approved as proposed

The 10th meeting of 2020	December 28, 2020

•  Delegation of default consulting and collection of accounts receivable for 2021

•  Purchase of telecommunication and general goods from Happynarae Co., Ltd. for 2021

•  Operating services of switchboard equipment for 2021

•  Lease transaction of telecommunications equipment for 2021

•  Services transactions with SK Wyverns for 2021

•  Products/services transactions with SK Planet for 2021

•  Business partnership with One Store for 2021

•  Products/services transactions with Dreamus Company for 2021

•  Products/services transactions with Content Wavve Co., Ltd. for 2021

•  Transactions with SK Infosec for 2021

•  Products/services transaction with ADT CAPS for 2021

•  Consulting services for research on new business group model

•  Remuneration for independent auditor for fiscal year 2021

•  Progress report on financial reporting internal control test for 2020 and year-end audit plan

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

—

The 1st meeting of 2021	February 1, 2021

•  Evaluation of internal accounting management system operation

•  Review of business and audit results for 2020 and business and audit plans for 2021

•  Auditor’s opinion on internal monitoring controls

•  Approval of services by independent auditor in 2021

— — Approved as proposed Approved as proposed

The 2nd meeting of 2021	February 24, 2021

•  Audit results for fiscal year 2020

•  Audit results for internal accounting management system for fiscal year 2020

•  Evaluation of internal accounting management system

•  Finalization of agenda and document review for the 37th General Meeting of Shareholders

•  Audit report for fiscal year 2020

•  Real estate transaction with SK Broadband

•  Contract for customer appreciation gifts to fixed-line telephone customers for 2021

— — Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed

*	The line items that do not show approval are for reporting purposes only.

3. Shareholders’ Exercise of Voting Rights

A.	Voting System and Exercise of Minority Shareholders’ Rights

Pursuant to the Articles of Incorporation as shown below, the cumulative voting system was first introduced in the general meeting of shareholders held in 2003.

Articles of Incorporation	Description
Article 32(3) (Election of Directors)	Cumulative voting under Article 382-2 of the Korean Commercial Code will not be applied for the election of directors.
Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation)	Article 32(3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general meeting of shareholders held in 2003.

During the 34th general meeting of shareholders held on March 21, 2018, the Company adopted the electronic voting method. Pursuant to Article 368-4 of the Korean Commercial Code, the Company entrusted the Korea Securities Depository with the role of administering the electronic voting system, allowing shareholders to exercise their voting rights through electronic voting without attending the general meeting of shareholders.

Written voting system is not applicable. Minority shareholder rights were not exercised during the relevant period.

60

VII.	SHAREHOLDERS

1. Shareholdings of the Largest Shareholder and Related Persons

A.	Shareholdings of the Largest Shareholder and Related Persons

(As of December 31, 2020)	(Unit: in shares and percentages)
Name	Relationship	Type of share	Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Inc.	Largest Shareholder	Common share	21,624,120	26.78	21,624,120	26.78
Tae Won Chey	Officer of affiliated company	Common share	100	0.00	100	0.00
Dong Hyun Jang	Officer of affiliated company	Common share	251	0.00	251	0.00
Jung Ho Park	Officer of the Company	Common share	1,000	0.00	2,500	0.00
Young Sang Ryu	Officer of the Company	Common share	—	0.00	500	0.00
Total		Common share	21,625,471	26.78	21,627,471	26.78

*	Subsequent to the reporting period, Jung Ho Park acquired 1,000 additional common shares and Young Sang Ryu acquired 500 additional common shares on February 3, 2021.

B.	Overview of the Largest Shareholder

As of December 31, 2020, the Company’s largest shareholder was SK Inc. SK Inc. was established on April 13, 1991 and was made public on the securities market on November 11, 2009 under the identification code “034730.” SK Inc. is located at 26, Jong-ro, Jongno-gu, Seoul, Korea. SK Inc.’s telephone number is +82-2-2121-5114 and its website is www.sk.co.kr.

C.	Changes in Shareholdings of the Largest Shareholder and Related Persons

Changes in shareholdings of the largest shareholder are as follows:

(As of December 31, 2020)		(Unit: in shares and percentages)
Largest Shareholder	Date of the change in the largest shareholder/ Date of change in shareholding	Shares Held*	Holding Ratio	Remarks
SK Inc.	March 24, 2017	20,364,870	25.22	Retirement of Myung Hyun Cho, SK Broadband’s independent director (ownership of 60 shares of the Company)
	March 28, 2017	20,365,370	25.22	Jung Ho Park, CEO of the Company, purchased 500 shares.
	March 30, 2017	20,365,870	25.22	Jung Ho Park, CEO of the Company, purchased 500 additional shares.
	July 7, 2017	20,364,803	25.22	Shin Won Chey, SKC’s Chairman, disposed of 1,067 shares.
	December 27, 2018	21,625,471	26.78	SK Inc.’s interest in SK Infosec was transferred to the Company in exchange for the Company’s issuance of treasury shares to SK Inc.
	February 17, 2020	21,627,471	26.78	Jung Ho Park, CEO of the Company, purchased 1,500 additional shares; Young Sang Ryu, inside director of the Company, purchased 500 shares.

*	Subsequent to the reporting period, Jung Ho Park acquired 1,000 additional common shares and Young Sang Ryu acquired 500 additional common shares on February 3, 2021.

61

2. Distribution of Shares

A.	Shareholders with Ownership of 5% or Greater

(As of December 31, 2020)	(Unit: in shares and percentages)
Name (title)	Common share
	Number of shares	Ownership ratio	Remarks
SK Inc.	21,624,120	26.8%	—
SK Telecom	9,418,558	11.7%	Treasury shares
National Pension Service	8,853,906	11.0%	—
Citibank ADR	6,791,254	8.4%	—
Shareholdings under the Employee Stock Ownership Program	—	—	—

B.	Minority Shareholders

(As of December 31, 2020)	(Unit: in shares and percentages)
Classification	Shareholders			Ownership
	Number of minority shareholders	Total number of shareholders	Ratio (%)	Number of shares owned by minority shareholders	Total number of shares issued	Ratio (%)
Minority shareholders*	156,093	156,099	99.9%	31,513,010	80,745,711	39.0%

*	Shareholders who hold less than 1% of total shares issued.

3. Share Price and Trading Volume in the Last Six Months

A.	Domestic Securities Market

		(Unit: in Won and shares)
Types		December 2020	November 2020	October 2020	September 2020	August 2020	July 2020
Common stock	Highest	249,000	248,500	242,500	248,000	248,500	225,000
	Lowest	236,500	237,500	214,000	230,500	219,000	208,000
	Average	242,833	228,357	234,579	239,975	235,675	217,130
Daily transaction volume	Highest	600,115	526,025	860,420	528,401	2,365,827	872,553
	Lowest	177,141	230,773	147,788	108,166	418,322	202,037
Monthly transaction volume		6,750,652	7,342,612	5,630,992	5,961,664	14,992,417	8,729,265

62

B.	Foreign Securities Market (New York Stock Exchange)

		(Unit : in US$ and ADRs)
Types		December 2020	November 2020	October 2020	September 2020	August 2020	July 2020
Depositary receipt	Highest	25.09	23.83	23.32	23.09	23.11	20.86
	Lowest	23.61	21.11	21.06	21.92	20.32	18.98
	Average	24.53	22.81	22.63	22.48	21.55	19.86
Daily transaction volume	Highest	986,698	375,757	453,267	610,280	741,516	1,227,702
	Lowest	50,957	84,967	128,868	110,616	147,412	290,473
Monthly transaction volume		6,994,369	4,169,388	5,837,549	6,092,468	7,535,024	12,125,909

VIII.	EMPLOYEES AND DIRECTORS

1. Officers and Employees

A.	Employees

(As of December 31, 2020)	(Unit: in persons and millions of Won)
Business segment	Gender	Number of employees					Average length of service (years)	Aggregate wage for the year of 2020	Average wage per person
		Employees without a fixed term of employment		Employees with a fixed term of employment		Total
		Total	Part-time employees	Total	Part-time employees
—	Male	4,271	—	58	—	4,329	13	577,663	130
—	Female	861	—	162	—	1,023	8	89,950	86
Total		5,132	—	220	—	5,352	12	667,613	121

B.	Compensation of Unregistered Officers

(As of December 31, 2020)	(Unit: in persons and millions of Won)
Number of Unregistered Officers	Aggregate wage for the year of 2020	Average wage per person
90	49,806	553

2. Compensation of Directors

A.	Amount Approved at the Shareholders’ Meeting

(As of December 31, 2020)	(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Approved
Directors	8	12,000

63

B.	Amount Paid

B-1. Total Amount

(As of December 31, 2020)	(Unit: in millions of Won)
Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director	Remarks
8	10,029	1,254	—

B-2. Amount by Classification

(As of December 31, 2020)	(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director	Remarks
Inside Directors	3	9,609	3,203	—
Independent Directors (Excluding Audit Committee Members)	1	84	84	—
Audit Committee Members	4	336	84	—
Auditor	—	—	—	—

3. Individual Compensation of Directors and Officers

A.	Remuneration for Individual Directors (among those Paid over ~~W~~500 Million per Year)

(As of December 31, 2019)		(Unit: in millions of Won)
Name	Position	Total remuneration	Payment not included in total remuneration
Jung Ho Park	Representative Director and President	7,380	Stock options*
Young Sang Ryu	Inside Director and President of Mobile Network Operations Division	2,229	Stock options*

*	See “VIII.4. Stock Options Granted and Exercised” below for details on the number of stock options, exercise price and exercise period.

Composition	of Total Remuneration

Name	Composition
Jung Ho Park	Total remuneration: Won 7,380 million • Salary: Won 1,700 million • Bonus: Won 5,679 million • Other earned income: Won 1 million

Young Sang Ryu	Total remuneration: Won 2,229 million • Salary: Won 540 million • Bonus: Won 1,668 million • Other earned income: Won 21 million

64

B.	Remuneration for the Five Highest-Paid Officers (among those Paid over ~~W~~500 Million per Year)

			(Unit: in millions of Won)
Name	Position	Total remuneration	Payment not included in total remuneration
Jung Ho Park	Representative Director and President	7,380	Stock options*
Jin Woo So	Committee Chairman	2,365	—
Young Sang Ryu	Inside Director and President of Mobile Network Operations Division	2,229	Stock options*
Yoon Kim	Head of T3K	1,640	Stock options*
Poong Young Yoon	Head of Corporate Center 1	1,548	Stock options*

*	See “VIII.4. Stock Options Granted and Exercised” below for details on the number of stock options, exercise price and exercise period.

Composition	of Total Remuneration

Name	Composition
Jung Ho Park	See “VIII.3.A. Remuneration for Individual Directors (among those Paid over ~~W~~500 Million per Year)” above.

Jin Woo So	Total remuneration: Won 2,365 million • Salary: Won 1,200 million • Bonus: Won 1,163 million • Other earned income: Won 2 million

Young Sang Ryu	See “VIII.3.A. Remuneration for Individual Directors (among those Paid over ~~W~~500 Million per Year)” above.

Yoon Kim	Total remuneration: Won 1,640 million • Salary: Won 430 million • Bonus: Won 1,127 million • Other earned income: Won 83 million

Poong Young Yoon	Total remuneration: Won 1,548 million • Salary: Won 400 million • Bonus: Won 1,105 million • Other earned income: Won 43 million

4. Stock Options Granted and Exercised

A.	Stock Options Granted to Directors and Auditors

(As of December 31, 2020)
Classification	Number of Directors	Fair Value of Stock Options (millions of Won)	Remarks
Inside Directors	3	157	—
Independent Directors (Excluding Audit Committee Members)	1	—	—
Audit Committee Members	4	—	—
Total	8	—	—

65

B.	Stock Options Granted and Exercised

(As of December 31, 2020)				(Unit: in Won and shares)
Grantee	Relationship with the Company	Date of Grant	Method of Grant	Initially Granted	Changes during Reporting Period		Total Changes		Unexercised as of End of Reporting Period	Exercise Period	Exercise Price
					Exercised	Canceled	Exercised	Canceled
Jung Ho Park	Inside Director	March 24, 2017	Issuance of treasury stock, cash settlement	22,168	—	—	—	—	22,168	March 25, 2019 – March 24, 2022	246,750
Jung Ho Park	Inside Director	March 24, 2017	Issuance of treasury stock, cash settlement	22,168	—	—	—	—	22,168	March 25, 2020 – March 24, 2023	266,490
Jung Ho Park	Inside Director	March 24, 2017	Issuance of treasury stock, cash settlement	22,168	—	—	—	—	22,168	Mach 25, 2021 – March 24, 2024	287,810
Jung Ho Park	Inside Director	March 26, 2020	Issuance of treasury stock, cash settlement	111,106	—	—	—	—	111,106	March 27, 2023 – March 26, 2027	192,260
Young Sang Ryu	Inside Director	February 20, 2018	Issuance of treasury stock, cash settlement	1,358	—	—	—	—	1,358	February 21, 2020 – February 20, 2023	254,120
Young Sang Ryu	Inside Director	March 26, 2019	Issuance of treasury stock, cash settlement	1,734	—	—	—	—	1,734	March 27, 2021 – March 26, 2024	254,310
Young Sang Ryu	Inside Director	March, 26, 2020	Issuance of treasury stock, cash settlement	2,353	—	—	—	—	2,353	March 27, 2023 – March 26, 2027	192,260
Jong Ryeol Kang	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	2,048	—	—	—	—	2,048	March 27, 2023 – March 26, 2027	192,260
Hyoung Il Ha	Unregistered Officer	February 22, 2019	Issuance of treasury stock, cash settlement	1,564	—	—	—	—	1,564	February 23, 2021 – February 22, 2024	265,260
Hyoung Il Ha	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	1,961	—	—	—	—	1,961	March 27, 2023 – March 26, 2027	192,260
Yoon Kim	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	1,874	—	—	—	—	1,874	March 27, 2023 – March 26, 2027	192,260
Seok Joon Huh	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	1,852	—	—	—	—	1,852	March 27, 2023 – March 26, 2027	192,260
Poong Young Yoon	Unregistered Officer	February 22, 2019	Issuance of treasury stock, cash settlement	1,244	—	—	—	—	1,244	February 23, 2021 – February 22, 2024	265,260

66

Poong Young Yoon	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	1,743	—	—	—	—	1,743	March 27, 2023 – March 26, 2027	192,260
Seong Ho Ha	Unregistered Officer	February 22, 2019	Issuance of treasury stock, cash settlement	1,369	—	—	—	—	1,369	February 23, 2021 – February 22, 2024	265,260
Seong Ho Ha	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	1,656	—	—	—	—	1,656	March 27, 2023 – March 26, 2027	192,260
Dong Hwan Cho	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	1,525	—	—	—	—	1,525	March 27, 2023 – March 26, 2027	192,260
HyunA Lee	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	1,525	—	—	—	—	1,525	March 27, 2023 – March 26, 2027	192,260

IX.	RELATED PARTY TRANSACTIONS

1. Line of Credit Extended to the Largest Shareholder and Related Parties

(As of December 31, 2020)			(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
SK Wyverns	Affiliate	Long-term and short-term loans	204	—	204	—	—	—

67

2. Transfer of Assets to/from the Largest Shareholder and Related Parties and Other Transactions

Purchase	and Dispositions of Investments

(As of December 31, 2020)	(Unit: in millions of Won)
Name (Corporate name)	Relationship	Purchase and Dispositions of Investments					Remarks
		Type of Investment	Transaction Details
			Beginning	Increase	Decrease	Ending
SK Telecom TMT Investment Corp.	Overseas Affiliate	Shares	33,834	60,302	—	94,136	Capital increase
SE ASIA INVESTMENT PTE. LTD.	Overseas Affiliate	Shares	224,470	119,770	—	344,240	Capital increase
id Quantique Ltd.	Overseas Affiliate	Shares	94,119	6,409	—	100,528	Capital increase
Digital Games International Pte. Ltd	Overseas Affiliate	Shares	—	8,810	—	8,810	Newly established
KDX Korea Data Exchange	Affiliate	Shares	—	673	—	673	Newly established
Techmaker GmbH	Overseas Affiliate	Shares	—	5,609	—	5,609	Newly established
T Map Mobility	Affiliate	Shares	—	155,408	—	155,408	Vertical spin-off
Atlas	Overseas Affiliate	Shares	130,200	12,897	—	143,097	Capital increase

Purchase and Disposition of Securities

- On January 3, 2020, in order to achieve growth in the T-commerce business and enhance synergies with the Company’s ICT businesses, SK Telecom completed its acquisition of a 100% interest in SK Stoa (3,631,355 shares), with a book value of Won 40 billion, from SK Broadband.

Transfer of Assets

						(Unit: in millions of Won)
Counterparty	Relationship with Counterparty	Details of Transfer
		Type	Date of Transaction	Purpose	Subject of Transfer	Transaction Amount
						Purchase	Sale
SK Innovation Co., Ltd.	Affiliate	Sale	February 18, 2020	Transfer of assets	Golf membership (Lakeside)	—	573
SK Innovation Co., Ltd.	Affiliate	Sale	June 24, 2020	Transfer of assets	Equipment and construction supplies for Susong Tower	—	413
SK Hynix	Group	Sale	November 18, 2020	Sale of Yongin SK Academy training facilities	Tangible and intangible assets including land and buildings	—	70,495
T Map Mobility	Affiliate	Sale	December 31, 2020	Vertical spin-off	Tangible and intangibles assets including machinery and equipment and computer software	—	45,636

Total						—	117,117

*	In accordance with applicable disclosure requirements, transactions of less than Won 100 million are omitted.

68

3. Transactions with the Largest Shareholder and Related Parties

					(Unit: in millions of Won)
Counterparty	Relationship with Counterparty	Type	Transaction Period	Transaction Details	Transaction Amount
PS&Marketing	Affiliate	Purchase	January 1, 2020 – December 31, 2020	Marketing fees, etc.	1,351,550

4. Related Party Transactions

See note 38 of the notes to the Company’s audited consolidated financial statements attached hereto for more information regarding related party transactions.

5. Other Related Party Transactions (excluding Transactions with the Largest Shareholder and Related Parties listed above)

A.	Provisional Payment and Loans (including loans on marketable securities)

(As of December 31, 2020)			(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Baekmajang and others	Agency	Long-term and short-term loans	65,681	100,739	69,654	96,766	—	—
Daehan Kanggun BCN Inc.	Investee	Long-term loans	22,147	—	—	22,147	—	—

69

X.	OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1. Developments in the Items Mentioned in Prior Reports on Important Business Matters

A.	Summary Minutes of the General Meeting of Shareholders

Date	Agenda	Resolution
34th Fiscal Year Meeting of Shareholders (March 21, 2018)

1.  Approval of the financial statements for the year ended December 31, 2017

2.  Award of stock options

3.  Election of directors

•  Election of an inside director

•  Election of an independent director

4.  Election of an independent director as Audit Committee member

5.  Approval of remuneration limit for directors

Approved (Cash dividend, Won 9,000 per share) Approved Approved (Young Sang Ryu) Approved (Youngmin Yoon) Approved (Youngmin Yoon) Approved (Won 12 billion)

35th Fiscal Year Meeting of Shareholders (March 26, 2019)

1.  Approval of the financial statements for the year ended December 31, 2018

2.  Amendments to Articles of Incorporation

3.  Approval of award of stock options

4.  Award of stock options

5.  Election of an independent director

6.  Election of an independent director as Audit Committee member

7.  Approval of remuneration limit for directors

Approved (Cash dividend, Won 9,000 per share) Approved Approved Approved Approved (Seok-Dong Kim) Approved (Seok-Dong Kim) Approved (Won 12 billion)

36th Fiscal Year Meeting of Shareholders (March 26, 2020)

1.  Approval of the financial statements for the year ended December 31, 2019

2.  Amendments to Articles of Incorporation

3.  Award of stock options

4.  Election of directors

•  Election of an inside director

•  Election of a non-executive director

•  Election of an independent director

•  Election of an independent director

•  Election of an independent director

5.  Election of an independent director as Audit Committee member

•  Election of an independent director as Audit Committee member

•  Election of an independent director as Audit Committee member

6.  Approval of remuneration limit for directors

7.  Amendment of remuneration policy for executives

Approved (Cash dividend, Won 9,000 per share)

Approved

Approved

Approved (Jung Ho Park)

Approved (Dae Sik Cho)

Approved (Yong-Hak Kim)

Approved (Junmo Kim)

Approved (Jung Ho Ahn)

Approved (Yong-Hak Kim)

Approved (Jung Ho Ahn)

Approved (Won 12 billion)

Approved

1st Extraordinary Meeting of Shareholders of 2020 (November 26, 2020)	1. Approval of spin-off plan	Approved

2. Contingent Liabilities

A.	Legal Proceedings

[SK Telecom]

As of December 31, 2020, the Company is involved in various pending legal proceedings and the provisions recognized for these proceedings are not material. The management of the Company has determined that there are currently no present obligations in connection with proceedings for which no provision has been recognized. The management has also determined that the outcome of these proceedings will not have a significant impact on the Company’s financial position and operating performance.

70

[SK Broadband]

As of December 31, 2020, there were 29 pending lawsuits against SK Broadband (aggregate amount of claims of Won 25,103 million), and provisions in the amount of Won 10,124 million in connection with such lawsuits were recognized.

[SK Planet]

As of December 31, 2020, there were two pending lawsuits against SK Planet (aggregate amount of claims of Won 250 million). The management cannot reasonably predict the outcome of these cases, and no amount in connection with these proceedings was recognized on the Company’s financial statements.

[Eleven Street]

As of December 31, 2020, there were four pending lawsuits against Eleven Street (aggregate amount of claims of Won 268 million). The management cannot reasonably predict the outcome of these cases, and no amount in connection with these proceedings was recognized on the Company’s financial statements.

[ADT CAPS]

As of December 31, 2020, there were 26 pending lawsuits against ADT CAPS (aggregate amount of claims of Won 1,610 million), and provisions in the amount of Won 1,138 million in connection with such lawsuits were recognized.

[Incross]

As of December 31, 2020, there was one pending lawsuit against Incross by creditors of a customer in connection with collateral provided by such customer as a condition to Incross’ transaction with such customer, which is on appeal. The Company recognized as provision its best estimate for the amount to be paid as a result of the lawsuit as of the December 31, 2020, and has determined that the outcome of such lawsuit will not have a significant impact on the its financial condition.

[SK Telink]

As of December 31, 2020, there were three pending lawsuits against SK Telink (aggregate amount of claims of Won 210 million). The management cannot reasonably predict the outcome of these cases, and no amount in connection with these proceedings was recognized on the Company’s financial statements.

B.	Other Contingent Liabilities

[SK Telecom]

None.

[SK Broadband]

As of December 31, 2020, SK Broadband has entered into revolving credit facilities with a limit of Won 213.9 billion with four financial institutions including Hana Bank in relation to its loans.

In connection with public offerings of notes, SK Broadband is subject to certain restrictions with respect to its debt ratio, third party payment guarantees and other limitations on liens.

71

SK Broadband has provided “geun” mortgage amounting to Won 1,568 million on certain of its buildings, including Guri Guksa, in connection with leasing of such buildings.

SK Broadband has entered into a leased line contract and a resale contract for fixed-line telecommunication services with SK Telecom.

As of December 31, 2020, Seoul Guarantee Insurance Company has provided a performance guarantee of Won 48,018 million to SK Broadband in connection with the performance of certain contracts and the repair of any defects, and Korea Content Financial Cooperative has provided a performance guarantee of Won 40,945 million in connection with the performance of certain contracts.

[SK Planet]

As of December 31, 2020, SK Planet has entered into revolving credit facilities of up to Won 17 billion with Shinhan Bank and KEB Hana Bank.

As of December 31, 2020, Seoul Guarantee Insurance Company and KEB Hana Bank have provided guarantees of Won 6,048 million in total to SK Planet in connection with the performance of certain contracts and curing of defects.

[ADT CAPS]

As of December 31, 2020, ADT CAPS has entered into the following agreements with financial institutions, including loan agreements:

		(Unit: in millions of Won)
Financial Institution	Type of Loan	Line of Credit	Amount Borrowed
KEB Hana Bank	Revolving credit	5,000	5,000
KEB Hana Bank	Revolving credit	58,000	27,000
Shinhan Bank	Revolving credit	15,000	15,000

As of December 31, 2020, ADT CAPS has been provided with the following material payment guarantees by other parties:

		(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Defect performance guarantee, etc.	31,164
Seoul Guarantee Insurance Company	Fidelity guarantee	47,770

As of December 31, 2020, ADT CAPS has entered into an accounts receivable-backed loan agreement with a credit limit of Won 58,000 million (of which ADT CAPS has borrowed Won 42,863 million) and a letter of credit of Won 2,000 million with KEB Hana Bank in order to make purchase payments

ADT CAPS has provided its shares as collateral for a long-term loan (face value of Won 1,950 billion) of SK Infosec.

[Dreamus Company]

As of December 31, 2020, there is one pending lawsuit against Dreamus Company (claim of Won 30 million). The management cannot reasonably predict the outcome of this case or its impact on the Company’s financial statements due to the uncertainty of the amount to be paid by the Company.

As of December 31, 2020, Seoul Guarantee Insurance Company has provided a guarantee of Won 186 million in connection with the performance and curing of defects under certain contracts, and Dreamus Company has provided a guarantee of Won 483 million in connection with prepayment under certain contracts to Seoul Guarantee Insurance Company.

72

Dreamus Company has entered into agreements with certain domestic and foreign companies for the implementation of designs and technologies in connection with product manufacturing, pursuant to which it is paying certain fees for the revenues generated from applicable products and the use of patents. The aggregate amount of such fees paid in 2020 and 2019 were Won 1,290 million and Won 4,639 million, respectively, which were included in its cost of sales and selling and administrative expenses.

[One Store]

As of December 31, 2020, details of the major payment guarantees received by One Store from third parties are as follows:

	(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
KEB Hana Bank	Miscellaneous Won payment guarantee	100
Seoul Guarantee Insurance Company	E-commerce (payment method) guarantee	2,140

[Incross]

As of December 31, 2020, Incross has pledged the following assets:

(Unit: in millions of Won)
Pledged Assets	Agreement Details	Amount	Pledgee
Short-term financial instruments	Guarantee of contract performance	9,100	NAVER Corporation
		5,894	Kakao Corp.
		250	Smart Media Representative Co., Ltd.
		1,500	SK Broadband
		955	KT
		748	Kakao Games Corp.
		1,610	LG U+

Total		20,057

As of December 31, 2020, Incross has entered into the following loan or transaction limit agreements on a consolidated basis:

	(Unit: in millions of Won)
Counterparty	Agreement Details	Amount
KEB Hana Bank	Loan for general funds	2,000
Woori Bank	Loan for general funds	2,000
Industrial Bank of Korea	Loan for general funds	4,100

Total		8,100

As of December 31, 2020, Seoul Guarantee Insurance Company has provided a guarantee of Won 127 million (Won 230 million as of December 31, 2019) in connection with the guarantee of contract performance related to Incross’ operations.

Pursuant to Article 530-3(1) of the Korean Commercial Code, Incross’ SP business was spun off into a newly established company pursuant to a special resolution of its general shareholders’ meeting on March 28, 2014, and pursuant to Article 530-9(1) of the Korean Commercial Code, Incross and the new spun-off company are jointly liable for the repayment of debt incurred prior to the spin-off.

73

[M&Service]

As of December 31, 2020, M&Service has entered into the following agreements with financial institutions, including loan agreements:

	(Unit: in millions of Won)
Financial Institution	Type of Loan	Line of Credit	Amount Borrowed
Shinhan Bank	KRW	1,000	200
KEB Hana Bank	KRW	5,000	—
Korea Development Bank	KRW	10,000	—

As of December 31, 2020, Seoul Guarantee Insurance Company has provided M&Service with a performance guarantee in the amount of Won 2,280 million.

3. Status of Sanctions, etc.

[SK Telecom]

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Jan. 24, 2018	KCC	SK Telecom	Decision of 5th KCC Meeting of 2018 • Correctional order • Fine of Won 21.1 billion	Payment of subsidies exceeding 115% limit by dealers; payment of discriminatory subsidies by dealers; inducement of such payments (Articles 4-5, 3-1(1) and 9-3 of the MDDIA)	Decision confirmed; fine paid; correctional order implemented	Immediately ceased such activities; provided notice of plan for implementation of correctional order to marketing personnel; revised standard agreement and reinforced supervision

Jan. 24, 2018	KCC	SK Telecom	Decision of 5th KCC Meeting of 2018 • Correctional order • Fine of Won 223.4 million	Payment of excessive subsidies contradictory with disclosure for recruitment of corporate customers (Article 4-4 of the MDDIA)	Decision confirmed; fine paid; correctional order implemented	Immediately ceased such activities; provided notice of plan for implementation of correctional order to marketing personnel; provided training and reinforced supervision of corporate business

74

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Jan. 24, 2018	KCC	SK Telecom	Decision of 5th KCC Meeting of 2018 • Correctional order • Fine of Won 27 million	Payment of subsidies exceeding 115% limit by Samsung Electronics; payment of discriminatory subsidies by Samsung Electronics; inducement of such payments (Articles 4-5, 3-1(1) and 9-3 of the MDDIA)	Decision confirmed; fine paid; correctional order implemented	Immediately ceased such activities; provided notice of plan for implementation of correctional order to marketing personnel; provided training and reinforced supervision
Sept. 2, 2018	Korea Fair Trade Commission	SK Telecom, former director	Sept. 12, 2018 decision by Seoul Central District Court • SK Telecom: Fine of Won 50 million • Former director: Sentence of 6 months of imprisonment (2 years of probation)	Abuse of bargaining power in transferring visiting salespeople against the intent of the head of the sales office that contracted with such salespeople (Articles 70, 67-2 and 23-1(4) of the Monopoly Regulation and Fair Trade Act; Article 30 of the Criminal Code)	Decision confirmed; fine paid	Provided training (twice a year); implemented compliance program for employees and executives
Mar. 20, 2019	KCC	SK Telecom	Decision of 14th KCC Meeting of 2019 • Correctional order • Fine of Won 975 million	Payment of subsidies exceeding 115% limit by dealers; payment of discriminatory subsidies by dealers; inducement of such payments in connection with operation of online business channels (Articles 4-5, 3-1(1) and 9-3 of the MDDIA)	Decision confirmed; fine paid; correctional order implemented	Immediately ceased such activities; implemented compliance monitoring of online sales guidelines; revised online request system
June 26, 2019	KCC	SK Telecom	Decision of 31st KCC Meeting of 2019 • Correctional order • Fine of Won 231 million	Refusal or delay of termination of user contract without just cause (Article 50-1(5) of the Telecommunications Business Act; Article 42-1(5) of the Enforcement Decree)	Decision confirmed; payment of fine and implementation of correctional order completed	Addressed issues discovered during investigation, such as outbound contact with customers regarding termination without customer consent
July 9, 2019	KCC	SK Telecom	Decision of 33rd KCC Meeting of 2019 • Correctional order • Fine of Won 1.5 million	Failure to maintain subsidies without change for a minimum period of seven days (Article 4-3 of the MDDIA)	Decision confirmed; report on implementation of correctional order and payment of fine completed	Implemented improvements to work procedures (announce subsidies separately from public announcements on official website in case of notice of subsidies during pre-order period)
June 4, 2020	KCC	SK Telecom	Decision of 33rd KCC Meeting of 2020 • Correctional order • Fine of Won 4 million	Obtaining consent from users for collection of personal location information through new contracts for mobile phones with material omissions instead of applicable terms of use for location information business (Article 18-1 of the Location Information Act and Article 22 of Enforcement Decree)	Decision confirmed; payment of fine and implementation of correctional order completed	Provided training to persons responsible for location information management, including representatives, and personnel handling location information

75

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
July 8, 2020	KCC	SK Telecom	Decision of 40th KCC Meeting of 2020 • Correctional order and submission of report • Fine of Won 22.3 billion	Payment of subsidies exceeding 115% limit by dealers; payment of unreasonably discriminatory subsidies based on subscription type and rate plan; selection of certain dealers and instruction to and inducement of such subsidies by such dealers (Articles 3-1, 4-5 and 9-3 of the MDDIA)	Decision confirmed; payment of fine completed; implementation plan and report on implementation of correctional order submitted	Immediately ceased such activities; promoted measures to prevent recurrence, such as operation of voluntary consultative body regarding illegal online postings, standardization of incentive instructions/forms, establishment of record management system, development of monitoring activities of online retailers and expansion of the electronic subscription system
Sept. 9, 2020	KCC	SK Telecom	Decision of 49th KCC Meeting of 2020 • Correctional order and submission of report • Fine of Won 76 million	False, exaggerated or deceptive advertising through offline and online channels that could potentially mislead users regarding key information about bundled products, such as component products and discount details, to induce subscription (Article 50(1)-5 of the Telecommunications Business Act and Article 42(1) of Enforcement Decree)	Decision confirmed; payment of completed and implementation plan submitted	Immediately ceased such activities; implemented improvements to work procedures such as designation of manager for false or exaggerated advertising of bundled products, regular self-monitoring, strengthening of evaluation and employee training of dealers/agents

[SK Broadband]

Subject Company	Date	Reason	Sanction	Relevant Law	Status of Implementation	Company’s Measures
SK Broadband	October 12, 2018	Failure to explain or disclose or misrepresentation of important matters to users such as rates, contract conditions or rate discounts	Correctional order (corrective measures for violation of the Telecommunications Business Act related to representative phone number card payment services)	Article 50-1 Paragraph 5(2) of the Telecommunications Business Act and Article 42-1 of its Enforcement Decree	Made an official announcement about having received the correctional order and paid the fine	Implement the correctional order and pay the fine
	December 21, 2018	Failure to prepare and submit the Telecommunications Business Report for the year ended December 31, 2017 in compliance with the requirements under the Regulations on Accounting and Reporting of Telecommunications Businesses and the Accounting Classification Standards of Telecommunications Businesses, as such report contained errors in the classification of assets, income and expenses	Correctional order to amend its business report for the year ended December 31, 2017 to correct errors and submit it to the MSIT; fine of Won 164 million	Article 49 of the Telecommunications Business Act	Submitted the amended business report and paid the fine	Improve work procedures to prevent errors in the future

76

Subject Company	Date	Reason	Sanction	Relevant Law	Status of Implementation	Company’s Measures
	February 25, 2019	Failure to accurately report the number of high-speed Internet subscribers	Correctional order (for violation of the Telecommunications Business Act related to a misrepresentation of statistics) and fine of Won 2.8 million	Article 88-1, Article 92-1 and Article 104-5(17) of the Telecommunications Business Act	Submitted plans for implementation of correctional order, including improvement of relevant business procedures	Implement the correctional order and pay the fine
	March 15, 2019	Failure to establish service rejection procedures against spammers	Fine of Won 4.8 million for breach of restrictions on rendering information transmission services	Articles 50-4 and 76 of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc. and Article 74 of its Enforcement Decree	Implemented improvements to advertisement transmission related activities and paid the fine (April 2018)	Implement procedures for denying services to spammers
	June 26, 2019	Delaying, rejecting or restricting termination of user contracts without just cause	Correctional order (corrective measures for damaging users’ interests by restricting termination of high-speed Internet and bundled services)	Article 50-1(5) of the Telecommunications Business Act and Article 42-1(5) of its Enforcement Decree	Made an official announcement about having received the correctional order, improved operating procedures and paid the fine (Won 165 million).	Implement the correctional order and pay the fine
	July 29, 2019	Substantially restricting competition in a bidding process for a public sector-only network project by agreeing on the winning bidder, bidding participants and the bidding price in advance (SK Broadband was the first to voluntarily report the act of collusion and was granted exemption from applicable sanctions)	Correctional order (for unjustly restricting competition while participating in a bid for a public sector-only circuit project of public agencies) and fine of Won 32.7 million (SK Broadband was ultimately exempted from both the correctional order and the fine)	Article 19-1(3), Article 19-1(8) and Article 22-2(1)(2) of the Monopoly Regulation and Fair Trade Act, and Article 33 and Article 35-1 of its Enforcement Decree	Not applicable due to exemption	Conduct legal education regarding collusive bidding (July 1, 2019 to July 19, 2019) and establish measures to prevent recurrence, including an internal reporting channel related to collusion and a fast-track system for legal advice on related matters
	September 30, 2019	Engaging in collusive bidding in public sector-only network project auctions from 2015 to 2017	Prohibition from bidding in public sector auctions for three months	Article 76-1 of the Enforcement Decree of the Act on Contracts to which the State is a Party	Administrative proceedings withdrawn; three-month prohibition in effect beginning April 17, 2020

77

Subject Company	Date	Reason	Sanction	Relevant Law	Status of Implementation	Company’s Measures
November 29, 2019

Substantially restricting competition in an auction for selection of a mobile messaging service provider by agreeing on the winning bidder in advance, and either intentionally participating or restraining from participating in the bid so that such agreed-upon bidder can win the bid (SK Broadband was the second to voluntarily report the act of collusion and was granted a reduction in fine from Won 301 million to Won 188 million)

			Correctional order (for unjustly restricting competition while participating in a bid to be selected as a mobile messaging service provider for the Public Procurement Service) and fine of Won 188 million	Article 19-1(8), Article 21, Article 22, Article 22-2(1)(2), Article 55-3 of the Monopoly Regulation and Fair Trade Act and Article 9, Article 33, Article 35-1, Article 61 and Appendix 2 of its Enforcement Decree	Paid the fine
	January 13, 2020	Correctional order to prevent the post-merger entity from engaging in activities that may restrict competition in the pay TV market	Correctional order (prohibiting acts of restricting competition, such as unilaterally raising prices, reducing the number of channels and inducing switch to high-priced products, based on post-merger market share)	Articles 7(1) and 16(1) of the Monopoly Regulation and Fair Trade Act	Submitted implementation plans (approved by Korea Fair Trade Commission)	Implement correctional order
	January 15, 2020	Failure to prepare and submit the Telecommunications Business Report for the year ended December 31, 2018 in compliance with the requirements under the Regulations on Accounting and Reporting of Telecommunications Businesses and the Accounting Classification Standards of Telecommunications Businesses, as such report contained errors in the classification of assets, income and expenses	Correctional order to amend its business report for the year ended December 31, 2018 to correct errors and submit it to the MSIT and fine of Won 79 million	Article 49 of the Telecommunications Business Act	Submitted the amended business report on February 3, 2020 and paid the fine on February 7, 2020	Improve work procedures to prevent errors in the future

78

Subject Company	Date	Reason	Sanction	Relevant Law	Status of Implementation	Company’s Measures
	September 9, 2020	False, exaggerated or deceptive advertising of key information about bundled products, such as component products, discount rate or amount and termination fee, to induce subscription	Correctional order (to improve work procedures) and fine of Won 251 million	Article 50(1)-5 of the Telecommunications Business Act and Article 42(1) of Enforcement Decree)	To implement correctional order after receipt	Improve work procedures and pay fines
October 22, 2020

1. Unilateral change of fee payment criteria (provision of disadvantage)

2. Coercion of purchase of thrift phones (coercion of purchase)

3. Coercion of change of ownership of product (extortion of economic benefit)

			Correctional order (injunction and notice) and fine of Won 351 million	Article 23(1)-4 of the Monopoly Regulation and Fair Trade Act Articles 7(1) and 9(1) of the Fair Agency Transactions Act	Administrative proceeding	Administrative proceeding
Tbroad (merged entities)	January 19, 2018	Failure to meet digital investment objectives and violation of approval renewal conditions	Correctional order	Article 99-1 of the Broadcast Act	Submitted correctional measures and implementation plan	Compliance with correctional order
	November 26, 2018	Violation of prohibited acts of broadcasting channel blocking	Correctional order and fine of Won 151.7 million	Article 85-2 and Article 109 of the Broadcast Act	Implemented correctional measures and paid the fine	Compliance with correctional order
	December 24, 2018	Review of 2017 fiscal year sales report	Correctional order and fine of Won 7.5 million	Article 49-1, Article 92-1 and Article 53-2 of the Telecommunications Business Act	Implemented correctional measures and paid the fine	Compliance with correctional order
	December 27, 2018	Violation of permitted scope of sponsorship notice in program production	Fine of Won 5 million	Article 74-1 of the Broadcast Act	Paid the fine	—
	January 23, 2019	Failure to satisfy approval renewal conditions, including implementation of 2017 network investment plan	Correctional order	Article 99-1 of the Broadcast Act	Submitted correctional measures and implementation plan	Compliance with correctional order
	June 13, 2019	Provision of unfair benefits to related parties of Taekwang Group affiliates	Prosecution	Article 23-2 of the Monopoly Regulation and Fair Trade Act	Criminal investigation pending	Expected to be disposed as no right of arraignment due to merger
	August 28, 2019	Provision of unfair benefits to related parties of Taekwang Group affiliates	Correctional order and fine (Tbroad: Won 177 million; Tbroad Dongdaemun: Won 4 million; Tbroad Nowon: Won 1 million; KDMC: Won 2 million)	Article 23-2 of the Monopoly Regulation and Fair Trade Act	Paid the fine	Administrative proceedings pending
	December 9, 2019	Failure to satisfy approval renewal condition (implementation of 2018 plan)	Correctional order	Article 99-1 of the Broadcast Act	Submitted corrective action and implementation plan	Compliance with correctional order

79

Subject Company	Date	Reason	Sanction	Relevant Law	Status of Implementation	Company’s Measures
	December 9, 2019	Violation of disclosure rules regarding corporate group status of five Taekwang group companies	Fine of Won 8 million	Articles 11-4 and 69-2(1) of the Monopoly Regulation and Fair Trade Act	Paid the fine	—
	January 13, 2020	To prevent the merged company from engaging in activities that may restrict competition in the pay TV market

Correctional order

(prohibiting acts of restricting competition, such as unilaterally raising prices, reducing the number of channels and inducing switch to high-priced products, based on post-merger market share)

				Articles 7-1 and 16-1 of the Monopoly Regulation and Fair Trade Act	Submitted implementation plans (approved by Korea Fair Trade Commission)	Implement implementation plans
	January 16, 2020	Failure to prepare and submit the Telecommunications Business Report for the year ended December 31, 2018 in compliance with the requirements under the Regulations on Accounting and Reporting of Telecommunications Businesses and the Accounting Classification Standards of Telecommunications Businesses, as such report contained errors in the classification of assets, income and expenses	Correctional order to amend its business report for the year ended December 31, 2018 to correct errors and submit it to the MSIT and fine of Won 13 million	Article 49 of the Telecommunications Business Act	Submitted the amended business report on February 3, 2020 and paid the fine on February 7, 2020	Improve work procedures to prevent errors in the future
	May 1, 2020	Failure to submit monthly broadcasting results	Fine of Won 6 million	Article 83 of the Broadcast Act and Article 16 of the Regulation of Violations of Public Order Act	Paid the fine	—
	December 11, 2020	Notification of administrative measures regarding violation of the Broadcast Act due to failure to satisfy program provider fee allocation criteria as approval renewal condition	Correctional order	Article 99-1 of the Broadcast Act	—	Compliance with correctional order
	February 16, 2021	Failure to place sponsorship notice in the center during public interest campaign broadcasting	Fine of Won 2.8 million	Article 16-1 of the Regulation of Violations of Public Order Act	Fine to be paid	Pay the fine

80

Subject Company	Date	Reason	Sanction	Relevant Law	Status of Implementation	Company’s Measures
Home & Service	January 19, 2018	Delaying the reporting of matters related to changes in employees’ insurance eligibility	Fine of Won 500,000	Article 15 of the Employment Insurance Act	Paid the fine	Implement measures to improve reporting procedures
	March 12, 2018	Delaying the reporting of details of industrial accidents	Fine of Won 5.04 million	Article 10-2 of the Industrial Safety and Health Act	Paid the fine	Improve management of industrial accidents
	April 30, 2018	Failure to establish an industrial safety and health committee and provide training related to employee safety and health in the first quarter of 2018	Correctional order (to establish an industrial safety and health committee and provide training related to employee safety and health)	Articles 19-1 and 31-1 of the Industrial Safety and Health Act	Paid the fine, resolved to establish an industrial safety and health committee on May 16, 2018 and conducted additional offline and online training programs	Implement the correctional order

[SK Planet]

(1)	Violation of the Foreign Exchange Transactions Act

•	Date: April 27, 2018

•	Sanction: SK Planet paid a fine of Won 10 million for failing to pre-register its Payment Gateway business, as required by a change in applicable law.

•	Reason and the Relevant Law: Violated Article 8-1 of the Foreign Exchange Transactions Act.

•	Company’s Measures: Engage in close monitoring to avoid future recurrences of violation.

[SK Telink]

(1)	Violation of the Telecommunications Business Act

•	Date: October 12, 2018

•	Sanction: SK Telink received a correctional order and a fine of Won 55.4 million.

•

Reason and the Relevant Law: Violated Article 50-1, Paragraph 5 of the Telecommunications Business Act and Article 42-1 of the related Enforcement Decree by failing to explain or notify of the availability of a similar service that is relatively cheaper before entering into “representative number service” (a fixed-line telephone credit card payment service) contracts with VAN operators after October 2012.

•	Status of Implementation: Ceased the prohibited practice, disclosed the receipt of the correctional order in the press (December 2018) and paid the fine (December 2018).

•	Company’s Measures: Improve operating procedures to prevent its recurrence.

[One Store]

•	Date: December 18, 2020 (notice date)

•	Sanction: One Store received a fine of Won 6.4 million.

•

Reason and the Relevant Law: Violated Article 11-3 and Article 69-2 of the Monopoly Regulation and Fair Trade Act and regulations on disclosure of important matters by unlisted companies, etc. by reporting a 12.8% decrease in share ownership by the largest shareholder as of November 14, 2019 on April 9, 2020, after the due date of November 21, 2019.

•	Status of Implementation: Paid the fine (January 29, 2021).

•	Company’s Measures: Close review and monitoring of disclosure obligations to prevent recurrence of violation.

81

4. Use of Direct Financing

A.	Use of Proceeds from Public Offerings

[SK Telecom]

	(Unit: in millions of Won)
Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	79th	October 19, 2020	Repayment of debt	290,000	Repayment of debt	290,000	—
Corporate bond	78th	January 14, 2020	Working capital	360,000	Working capital	360,000	—
Corporate bond	78th	January 14, 2020	Repayment of debt	60,000	Repayment of debt	60,000	—
Corporate bond	77th	October 22, 2019	Working capital	400,000	Working capital	400,000	—
Corporate bond	76th	July 29, 2019	Working capital	70,000	Working capital	70,000	—
Corporate bond	76th	July 29, 2019	Repayment of debt	330,000	Repayment of debt	330,000	—
Corporate bond	75th	March 6, 2019	Frequency usage right payments	400,000	Frequency usage right payments	400,000	—
Corporate bond	74th	September 17, 2018	Frequency usage right payments	220,000	Frequency usage right payments	220,000	—
Corporate bond	74th	September 17, 2018	Repayment of debt	80,000	Repayment of debt	80,000	—
Corporate bond	73rd	February 20, 2018	Working capital	300,000	Working capital	300,000	—
Corporate bond	73rd	February 20, 2018	Repayment of debt	200,000	Repayment of debt	200,000	—
Corporate bond	72nd	November 10, 2017	Working capital	20,000	Working capital	20,000	—
Corporate bond	72nd	November 10, 2017	Repayment of debt	260,000	Repayment of debt	260,000	—
Corporate bond	71st	April 25, 2017	Working capital	30,000	Working capital	30,000	—
Corporate bond	71st	April 25, 2017	Repayment of debt	340,000	Repayment of debt	340,000	—

82

[SK Broadband]

	(Unit: in millions of Won)
Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	Series 46-1	February 1, 2018	Repayment of debt (150,000)	70,000	Repayment of debt (150,000)	150,000	—
Corporate bond	Series 46-2	February 1, 2018		80,000			—
Corporate bond	Series 47-1	March 26, 2018	Repayment of debt (210,000)	50,000	Repayment of debt (210,000)	210,000	—
Corporate bond	Series 47-2	March 26, 2018		160,000			—
Corporate bond	Series 48-1	September 24, 2019	-Repayment of debt (186,200) -Working capital (43,800)	80,000	-Repayment of debt (186,200) -Working Capital (43,800)	230,000	—
Corporate bond	Series 48-2	September 24, 2019		100,000
Corporate bond	Series 48-3	September 24, 2019		50,000
Corporate bond	Series 49-1	June 11, 2020	-Repayment of debt (159,200) -Working Capital (40,800)	100,000	-Repayment of debt (159,200) -Working Capital (40,800)	200,000	—
Corporate bond	Series 49-2	June 11, 2020		100,000
Corporate bond	Series 50	September 25, 2020	Repayment of debt (160,000)	160,000	Repayment of debt (-)	160,000	—

*	Commercial papers and foreign bonds that do not require securities reports in Korea have been omitted.

B.	Use of Proceeds from Private Offerings

[Dreamus Company]

(As of December 31, 2020)	(Unit: in millions of Won)
Classification	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
		Use	Amount	Use	Amount
Capital increase through third-party allotment (No. 4)	August 10, 2018	Strengthening of contents business and establishment of infrastructure related to music industry	70,000	Operating expenses for music business and investment in contents	70,000	—

83

C.	Material Events Subsequent to the Reporting Period

(1) Pursuant to respective resolutions of the board of directors on January 13, 2021, ADT CAPS merged with and into SK Infosec as of March 4, 2021, with SK Infosec surviving the merger. The surviving entity is SK Infosec and the merged corporation was dissolved on March 4, 2021.

(2) On January 26, 2021, SK Telecom and E-MART Inc. (“E-Mart”) entered into a memorandum of understanding in connection with a proposed sale by SK Telecom of all of its shares in SK Wyverns (1,000,000 shares) and certain land and buildings to E-Mart for Won 100,000 million and Won 35,280 million, respectively. Pursuant to such memorandum of understanding, SK Telecom and E-mart entered into a share purchase agreement on February 23, 3021 and a land and building purchase agreement on February 26, 2021.

84

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

(Registrant)

By:	/s/ Joong Suk Oh
(Signature)

Name:	Joong Suk Oh
Title:	Senior Vice President

Date: April 16, 2021

SK TELECOM CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2020 and 2019

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders of

SK Telecom Co., Ltd.:

Opinion

We have audited the accompanying consolidated financial statements of SK Telecom Co., Ltd. and its subsidiaries (the “Group”) which comprise the consolidated statements of financial position as of December 31, 2020 and 2019 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2020 and 2019, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter

Without qualifying our opinion, we draw attention to the following:

As described in Note 3 to the consolidated financial statements, the Group retrospectively applied changes in accounting policies regarding the method of determining lease term and restated the comparative financial statements as of and for the year ended December 31, 2019.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements as of and for the year ended December 31, 2020. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

1.	Revenue Recognition

As described in note 4 (21) and 5 (2) of the consolidated financial statements, the Group’s revenue from cellular services is primarily generated from the provision of a variety of telecommunications services at various rate plans and products. Revenue from wireless service amounted to ~~W~~9,801,194 million in 2020. It is recognized based on data from complex information technology systems that process large volume of transactions with subscribers. Therefore, we have identified revenue recognition related to the Group’s wireless service as a key audit matter due to the complexity of information technology systems involved and the revenue recognition standard applied.

The primary procedures we performed to address this key audit matter included:

•

Testing certain internal controls relating to the Group’s revenue recognition process, including information technology (IT) systems used for the purposes of revenue recognition. Specifically, we assessed the IT system environment for data records, rating and billing systems, which aggregate data used for revenue recognition for voice usage, text and mobile data services, generate customer bills and support measurement of revenue.

•	Comparing a sample of revenue transactions to supporting evidence, such as customer bills, rating system information, subscriber contracts, and cash received, where applicable.

•

Inspecting major contracts with subscribers to assess the Group’s revenue recognition policies based on the terms and conditions as set out in the contracts, with reference to the requirements of K-IFRS No. 1115.

2.	Evaluation of impairment analysis for goodwill in the security services cash generating unit

As described in notes 4 (11) and 16 of the consolidated financial statements, the Group performs impairment test for goodwill at least annually or when there is an indication of possible impairment by comparing the recoverable amount and the carrying amount of a cash generating unit (“CGU”) to which goodwill is allocated. The Group’s security services-related operating segments included security services and information security services. The amount of goodwill that is allocated to the security services CGU is ~~W~~1,176,274 million as of December 31, 2020. No goodwill is allocated to the information security services CGU.

In carrying out the impairment assessment of goodwill, management determined the recoverable amount based on the value in use (“VIU”). Determining the VIU of the security services CGU involves significant judgments in estimating the expected future cash flows including the estimates of revenue growth rate, labor costs, perpetual growth rate and discount rate. In the Group’s impairment test as of December 31, 2019, the VIU of security services CGU approximated its carrying value. In its impairment test as of December 31, 2020, while the Group does not expect the total carrying amount of the CGU will exceed the VIU due to reasonably possible changes in certain assumptions, there is still a high degree of uncertainty on the other significant assumptions applied, which may impact the goodwill impairment result. As such we have identified the evaluation of goodwill impairment in the security services CGU as a key audit matter.

The primary procedures we performed to address this key audit matter included:

•

Involving our internal valuation professionals to assist us in evaluating estimated revenue growth rate, labor costs and perpetual growth rate by comparison with industry reports as well as historical performance and evaluating the discount rate by comparing with the discount rate that was independently developed using publicly available market data for comparable entities.

•

Performing sensitivity analysis for both the discount rate and the perpetual growth rate applied to the discounted cash flow forecasts to assess the impact of changes in these key assumptions on the conclusion reached in management’s impairment assessment.

•

Evaluating estimated revenue growth rate and labor costs by comparison with the financial budgets approved by the Group and comparing the cash flow forecasts prepared in prior year with the actual results to assess the Group’s ability to accurately forecast.

3.	Evaluation of fair value for intangible assets – Customer relationships

As described in note 12 of the consolidated financial statements, as a result of the merger between SK Broadband Co., Ltd., a subsidiary of SK Telecom Co., Ltd., and Tbroad Co., Ltd., the Group recognized the acquired customer relationships arising from the business combination as an identifiable intangible asset. The fair value of customer relationships amounts to ~~W~~374,019 million as of April 30, 2020, the acquisition date.

The Group estimated the fair value of customer relationships using the multi-period excess earnings method (“MPEEM”). In applying MPEEM, the Group estimates revenue and cash flows derived from the acquired customer relationships based on estimated revenue per subscriber, estimated customer attrition rate and discount rate. Considering the significant degree of the judgment in measuring the fair value of customer relationships, we identified the evaluation of fair value for customer relationships as a key audit matter.

The primary procedures we performed to address this key audit matter included:

•	Involving our internal valuation professionals to assist us in:

•	Assessing the MPEEM model used for the fair value estimate considering the nature of the intangible assets and requirement by K-IFRS

•	Assessing the revenue per subscriber and customer attrition rate used in the cashflow estimate by comparing with the aquiree’s historical performance; and

•	Evaluating the discount rate by comparing with the discount rate that was independently developed using publicly available market data.

•	For historical performance used in evaluating the reasonableness of the above assumptions, evaluating the accuracy by agreeing or recalculating using public or audited information, as applicable.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•

Evaluate the appropriateness of accounting policies used in the preparation of the consolidated financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is In Hye Kang.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 11, 2021

This report is effective as of March 11, 2021, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD. (the “Parent Company”) AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020, AND DECEMBER 31, 2019, AND

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

The accompanying consolidated financial statements, including all footnote disclosures, were prepared by, and are the responsibility of, the Parent Company.

Park, Jung-Ho

Chief Executive Officer

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2020 and 2019

(In millions of won)	Note	December 31, 2020		December 31, 2019
Assets
Current Assets:
Cash and cash equivalents	36,37	~~W~~	1,369,653	1,270,824
Short-term financial instruments	6,36,37,39		1,426,952	830,647
Short-term investment securities	11,36,37		150,392	166,666
Accounts receivable – trade, net	7,36,37,38		2,188,893	2,230,979
Short-term loans, net	7,36,37,38		97,464	66,123
Accounts receivable – other, net	3,7,36,37,38,39		979,044	903,509
Contract assets	9,37		100,606	127,499
Prepaid expenses	3,8		2,128,349	2,018,690
Prepaid income taxes	33		1,984	63,748
Derivative financial assets	22,36,37,40		8,704	26,253
Inventories, net	10		171,443	162,882
Advanced payments and others	3,7,36,37		151,602	220,687

			8,775,086	8,088,507

Non-Current Assets:
Long-term financial instruments	6,36,37		893	990
Long-term investment securities	11,36,37		1,648,837	857,215
Investments in associates and joint ventures	13		14,354,113	13,385,264
Property and equipment, net	3,14,15,38,39		13,377,077	12,933,460
Goodwill	12,16		3,357,524	2,949,530
Intangible assets, net	17		4,436,194	4,866,092
Long-term contract assets	9,37		47,675	64,359
Long-term loans, net	7,36,37,38		40,233	33,760
Long-term accounts receivable – other	3,7,36,37,38,39		332,803	351,663
Long-term prepaid expenses	3,8		1,063,711	1,239,865
Guarantee deposits	3,7,36,37,38		172,474	164,652
Long-term derivative financial assets	22,36,37,40		155,991	124,707
Deferred tax assets	33		105,088	109,057
Defined benefit assets	21		3,557	1,125
Other non-current assets	7,36,37		35,701	32,122

			39,131,871	37,113,861

		~~W~~	47,906,957	45,202,368

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2020 and 2019

(In millions of won)	Note	December 31, 2020		December 31, 2019
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable – trade	36,37,38	~~W~~	372,909	438,297
Accounts payable – other	36,37,38		2,484,466	2,521,474
Withholdings	36,37,38		1,410,239	1,350,244
Contract liabilities	9		229,892	191,225
Accrued expenses	3,36,37		1,554,889	1,424,833
Income tax payable	33		219,766	5,450
Short-term derivative financial liabilities	22,36,37,40		77	—
Provisions	3,20,39		69,363	86,320
Short-term borrowings	18,36,37,40		109,998	20,603
Current installments of long-term debt, net	18,36,37,40		939,237	1,017,327
Current installments of long-term payables – other	19,36,37,40		424,600	423,839
Lease liabilities	3,36,37,38,40		359,936	371,742
Other current liabilities			2,595	319

			8,177,967	7,851,673

Non-Current Liabilities:
Debentures, excluding current installments, net	18,36,37,40		7,690,169	7,253,894
Long-term borrowings, excluding current installments, net	18,36,37,39,40		1,979,261	1,972,149
Long-term payables – other	19,36,37,40		1,142,354	1,550,167
Long-term lease liabilities	3,36,37,38,40		1,076,841	919,265
Long-term contract liabilities	9		30,704	32,231
Defined benefit liabilities	21		154,944	172,258
Long-term derivative financial liabilities	22,36,37,40		375,083	1,043
Long-term provisions	3,20,39		81,514	78,841
Deferred tax liabilities	3,33		2,709,075	2,463,861
Other non-current liabilities	3,36,37,38		92,802	90,052

			15,332,747	14,533,761

Total Liabilities			23,510,714	22,385,434

Shareholders’ Equity:
Share capital	1,23		44,639	44,639
Capital surplus and others	12,23,24,25,26		677,203	1,006,481
Retained earnings	3,27		22,981,913	22,228,683
Reserves	28		40,139	(329,576)
Equity attributable to owners of the Parent Company			23,743,894	22,950,227
Non-controlling interests			652,349	(133,293)

Total Shareholders’ Equity			24,396,243	22,816,934

		~~W~~	47,906,957	45,202,368

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2020 and 2019

(In millions of won)	Note	2020		2019
Operating revenue:	3,5,38
Revenue		~~W~~	18,624,651	17,740,716

Operating expenses:	3,38
Labor			3,006,172	2,822,673
Commissions	8		5,347,086	5,002,066
Depreciation and amortization	3,5		3,991,083	3,856,662
Network interconnection			770,712	752,334
Leased lines	3		294,722	263,367
Advertising			431,679	434,561
Rent	3		173,294	154,843
Cost of goods sold			1,608,470	1,833,362
Others	30		1,652,109	1,512,671

			17,275,327	16,632,539

Operating profit	5		1,349,324	1,108,177
Finance income	3,5,32		241,196	142,155
Finance costs	3,5,32		(497,193)	(437,955)
Gain relating to investments in subsidiaries, associates and joint ventures, net	5,13		1,028,403	449,543
Other non-operating income	3,5,31		99,051	102,731
Other non-operating expenses	3,5,31		(343,741)	(203,650)

Profit before income tax	5		1,877,040	1,161,001
Income tax expense	3,33		376,502	300,268

Profit for the year		~~W~~	1,500,538	860,733

Attributable to:
Owners of the Parent Company		~~W~~	1,504,352	888,698
Non-controlling interests			(3,814)	(27,965)
Earnings per share	3,34
Basic earnings per share (in won)		~~W~~	20,463	12,127
Diluted earnings per share (in won)			20,459	12,127

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2020 and 2019

(In millions of won)	Note	2020		2019
Profit for the year		~~W~~	1,500,538	860,733
Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	21		(2,637)	(72,605)
Net change in other comprehensive income (loss) of investments in associates and joint ventures	13,28		271	(19,269)
Valuation gain (loss) on financial assets at fair value through other comprehensive income	28,32		579,678	(17,943)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in other comprehensive income (loss) of investments in associates and joint ventures	13,28		(114,478)	75,763
Net change in unrealized fair value of derivatives	22,28,32		19,138	40,681
Foreign currency translation differences for foreign operations	28		(20,150)	(5,618)

Other comprehensive income for the year, net of taxes			461,822	1,009

Total comprehensive income		~~W~~	1,962,360	861,742

Total comprehensive income (loss) attributable to:
Owners of the Parent Company		~~W~~	1,869,075	891,051
Non-controlling interests			93,285	(29,309)

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2020 and 2019

(In millions of won)
		Controlling interests						Non-controlling interests	Total equity
	Note	Share capital		Capital surplus and others	Retained earnings	Reserves	Sub-total
Balance, January 1, 2019(As reported)			44,639	655,084	22,120,355	(373,442)	22,446,636	(122,075)	22,324,561
Changes in accounting policies	3		—	—	(5,393)	—	(5,393)	—	(5,393)

Balance, January 1, 2019(Restated)			44,639	655,084	22,114,962	(373,442)	22,441,243	(122,075)	22,319,168
Total comprehensive income (loss):
Profit (loss) for the year			—	—	888,698	—	888,698	(27,965)	860,733
Other comprehensive income (loss)	13,21,22,28,32		—	—	(41,513)	43,866	2,353	(1,344)	1,009

			—	—	847,185	43,866	891,051	(29,309)	861,742

Transactions with owners:
Annual dividends	35		—	—	(646,828)	—	(646,828)	(21,150)	(667,978)
Interim dividends	35		—	—	(71,870)	—	(71,870)	(8,650)	(80,520)
Share option	26		—	295	—	—	295	764	1,059
Interest on hybrid bonds	25		—	—	(14,766)	—	(14,766)	—	(14,766)
Disposal of treasury shares	24		—	300,000	—	—	300,000	—	300,000
Changes in ownership in subsidiaries	12		—	51,102	—	—	51,102	47,127	98,229

			—	351,397	(733,464)	—	(382,067)	18,091	(363,976)

Balance, December 31, 2019		~~W~~	44,639	1,006,481	22,228,683	(329,576)	22,950,227	(133,293)	22,816,934

Balance, January 1, 2020		~~W~~	44,639	1,006,481	22,228,683	(329,576)	22,950,227	(133,293)	22,816,934
Total comprehensive income (loss):
Profit (loss) for the year			—	—	1,504,352	—	1,504,352	(3,814)	1,500,538
Other comprehensive income (loss)	13,21,22,28,32		—	—	(4,992)	369,715	364,723	97,099	461,822

			—	—	1,499,360	369,715	1,869,075	93,285	1,962,360

Transactions with owners:
Annual dividends	35		—	—	(658,228)	—	(658,228)	(5,771)	(663,999)
Interim dividends	35		—	—	(73,136)	—	(73,136)	—	(73,136)
Share option	26		—	179	—	—	179	1,256	1,435
Interest on hybrid bonds	25		—	—	(14,766)	—	(14,766)	—	(14,766)
Acquisition of treasury shares	24		—	(426,664)	—	—	(426,664)	—	(426,664)
Changes in ownership in subsidiaries	12		—	97,207	—	—	97,207	696,872	794,079

			—	(329,278)	(746,130)	—	(1,075,408)	692,357	(383,051)

Balance, December 31, 2020		~~W~~	44,639	677,203	22,981,913	40,139	23,743,894	652,349	24,396,243

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2020 and 2019

(In millions of won)	Note	2020		2019
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the year		~~W~~	1,500,538	860,733
Adjustments for income and expenses	40		4,256,654	4,435,039
Changes in assets and liabilities related to operating activities	40		302,458	(856,130)

			6,059,650	4,439,642
Interest received			41,832	56,392
Dividends received			166,019	241,117
Interest paid			(397,351)	(360,439)
Income tax paid			(48,274)	(341,728)

Net cash provided by operating activities			5,821,876	4,034,984

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			—	253,971
Decrease in short-term investment securities, net			17,684	29,503
Collection of short-term loans			77,114	113,345
Decrease in long-term financial instruments			99	231
Proceeds from disposals of long-term investment securities			46,065	234,683
Proceeds from disposals of investments in associates and joint ventures			2,715	220
Proceeds from disposals of property and equipment			102,526	18,478
Proceeds from disposals of intangible assets			39,654	7,327
Collection of long-term loans			4,608	4,435
Decrease in deposits			16,244	9,180
Proceeds from settlement of derivatives			845	601
Collection of lease receivables			—	27,712
Proceeds from disposals of subsidiaries			165	4,802
Cash inflow from business combinations			115,834	5,016
Cash inflow from transfers of business			5,395	45,658

			428,948	755,162
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(596,025)	—
Increase in short-term loans			(103,604)	(116,320)
Increase in long-term loans			(11,044)	(11,541)
Increase in long-term financial instruments			(2)	—
Acquisitions of long-term investment securities			(95,474)	(383,976)
Acquisitions of investments in associates and joint ventures			(170,292)	(264,015)
Acquisitions of property and equipment			(3,557,800)	(3,375,883)
Acquisitions of intangible assets			(129,976)	(141,010)
Increase in deposits			(12,175)	(6,164)
Cash outflow for business combinations			(2,958)	(36,910)
Cash outflow for disposal of subsidiaries			—	(927)

			(4,679,350)	(4,336,746)

Net cash used in investing activities		~~W~~	(4,250,402)	(3,581,584)

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

(In millions of won)	Note	2020		2019
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings, net		~~W~~	76,375	—
Proceeds from issuance of debentures			1,420,962	1,633,444
Proceeds from long-term borrowings			1,947,848	—
Cash inflows from settlement of derivatives			36,691	12,426
Proceeds from disposal of treasury shares			—	300,000
Transactions with non-controlling shareholders			17,766	101,398

			3,499,642	2,047,268
Cash outflows for financing activities:
Repayments of short-term borrowings, net			—	(59,860)
Repayments of long-term payables – other			(428,100)	(428,153)
Repayments of debentures			(975,500)	(940,000)
Repayments of long-term borrowings			(1,950,874)	(89,882)
Payments of dividends			(742,136)	(718,698)
Payments of interest on hybrid bonds			(14,766)	(14,766)
Repayments of lease liabilities			(412,666)	(443,238)
Acquisition of treasury shares			(426,664)	—
Transactions with non-controlling shareholders			(6,515)	(39,345)

			(4,957,221)	(2,733,942)

Net cash used in financing activities			(1,457,579)	(686,674)

Net increase (decrease) in cash and cash equivalents			113,895	(233,274)
Cash and cash equivalents at beginning of the year			1,270,824	1,506,699
Effects of exchange rate changes on cash and cash equivalents			(15,066)	(2,601)

Cash and cash equivalents at end of the year		~~W~~	1,369,653	1,270,824

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2020, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	21,624,120	26.78
National Pension Service	8,853,906	10.97
Institutional investors and other shareholders	39,582,507	49.02
Kakao Co., Ltd.	1,266,620	1.57
Treasury shares	9,418,558	11.66

	80,745,711	100.00

These consolidated financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individually as “Group entity”). SK Holdings Co., Ltd. is the ultimate controlling entity of the Parent Company.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

1.	Reporting Entity, Continued

(2)	List of subsidiaries

The list of subsidiaries as of December 31, 2020 and 2019 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2020	Dec. 31, 2019
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.	Korea	Telecommunication and Mobile Virtual Network Operator service	100.0	100.0
	SK Communications Co., Ltd.	Korea	Internet website services	100.0	100.0
	SK Broadband Co., Ltd.(*2)	Korea	Telecommunication services	74.3	100.0
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICE ACE Co., Ltd.	Korea	Call center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Call center management service	100.0	100.0
	SK O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Telecom China Holdings Co., Ltd.	China	Investment (Holdings company)	100.0	100.0
	SK Global Healthcare Business Group, Ltd.	Hong Kong	Investment	100.0	100.0
	YTK Investment Ltd.	Cayman Islands	Investment association	100.0	100.0
	Atlas Investment	Cayman Islands	Investment association	100.0	100.0
	SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	One Store Co., Ltd.(*3)	Korea	Telecommunication services	52.1	52.7
	SK Planet Co., Ltd.	Korea	Telecommunication services, system software development and supply services	98.7	98.7
	Eleven Street Co., Ltd.(*4)	Korea	E-commerce	80.3	80.3
	DREAMUS COMPANY	Korea	Manufacturing digital audio players and other portable media devices	51.4	51.4
	SK Infosec Co., Ltd.(*5)	Korea	Information security service	62.6	100.0
	Life & Security Holdings Co., Ltd.(*5,6)	Korea	Investment (Holdings company)	—	55.0
	Quantum Innovation Fund I	Korea	Investment	59.9	59.9
	SK Telecom Japan Inc.	Japan	Information gathering and consulting	100.0	100.0
	id Quantique SA(*7)	Switzerland	Quantum information and communications service	68.1	66.8
	SK Telecom TMT Investment Corp.	USA	Investment	100.0	100.0
	FSK L&S Co., Ltd.	Korea	Freight and logistics consulting business	60.0	60.0
	Incross Co., Ltd.	Korea	Media representative business	34.6	34.6
	Happy Hanool Co., Ltd.	Korea	Service	100.0	100.0
	SK stoa Co., Ltd.(*8)	Korea	Other telecommunication retail business	100.0	—
	Broadband Nowon Co., Ltd.(*6)	Korea	Cable broadcasting services	55.0	—
	T map Mobility Co., Ltd.(*6)	Korea	Mobility business	100.0	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of December 31, 2020 and 2019 is as follows, Continued:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2020	Dec. 31, 2019
Subsidiaries owned by SK Planet Co., Ltd.	SK m&service Co., Ltd.	Korea	Database and Internet website service	100.0	100.0
	SK Planet Global Holdings Pte. Ltd.	Singapore	Investment (Holdings company)	100.0	100.0
	SKP America LLC.	USA	Digital contents sourcing service	100.0	100.0
	K-net Culture and Contents Venture Fund	Korea	Capital investing in startups	59.0	59.0
Subsidiaries owned by DREAMUS COMPANY	iriver Enterprise Ltd.	Hong Kong	Management of Chinese subsidiaries	100.0	100.0
	iriver China Co., Ltd.	China	Sales and manufacturing of MP3 and 4	100.0	100.0
	Dongguan iriver Electronics Co., Ltd.	China	Sales and manufacturing of e-book devices	100.0	100.0
	LIFE DESIGN COMPANY Inc.	Japan	Sales of goods in Japan	100.0	100.0
Subsidiary owned by SK Infosec Co., Ltd.	SKinfosec Information Technology(Wuxi) Co., Ltd.	China	System software development and supply services	100.0	100.0
	ADT CAPS Co., Ltd.	Korea	Unmanned security	100.0	100.0
	CAPSTEC Co., Ltd.	Korea	Manned security	100.0	100.0
	ADT SECURITY Co., Ltd.(*6)	Korea	Sales and trade of anti-theft devices and surveillance devices	—	100.0
Subsidiary owned by SK Telink Co., Ltd.	SK TELINK VIETNAM Co., Ltd.(*6)	Vietnam	Communications device retail business	—	100.0
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	Korea	Operation of information and communication facility	100.0	100.0
	SK stoa Co., Ltd.(*8)	Korea	Other telecommunication retail business	—	100.0
Subsidiary owned by Quantum Innovation Fund I	PanAsia Semiconductor Materials LLC (*6, 9)	Korea	Investment	66.4	—
Subsidiary owned by SK Telecom Japan Inc.	SK Planet Japan, K. K.	Japan	Digital contents sourcing service	79.8	79.8
Subsidiary owned by id Quantique SA	Id Quantique LLC	Korea	Quantum information and communications service	100.0	100.0
Subsidiaries owned by FSK L&S Co., Ltd.	FSK L&S(Shanghai) Co., Ltd.	China	Logistics business	66.0	66.0
	FSK L&S(Hungary) Co., Ltd.	Hungary	Logistics business	100.0	100.0
	FSK L&S VIETNAM COMPANY LIMITED(*6)	Vietnam	Logistics business	100.0	—
Subsidiaries owned by Incross Co., Ltd.	Infra Communications Co., Ltd.	Korea	Service operation	100.0	100.0
	Mindknock Co., Ltd.	Korea	Software development	100.0	100.0
Others(*10)	SK Telecom Innovation Fund, L.P.	USA	Investment	100.0	100.0
	SK Telecom China Fund I L.P.	Cayman Islands	Investment	100.0	100.0

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of December 31, 2020 and 2019 is as follows, Continued:

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.
(*2)

On April 30, 2020, SK Broadband Co., Ltd. merged with Tbroad Co., Ltd., Tbroad Dongdaemun Broadcasting Co., Ltd. and Korea Digital Cable Media Center Co., Ltd. to strengthen competitiveness and enhance synergy as a comprehensive media company. The Parent Company’s ownership interest of SK Broadband Co., Ltd. has changed as SK Broadband Co., Ltd. issued new shares to the shareholders of the merged companies as the consideration for the merger. The Parent Company has entered into a shareholders’ agreement with the acquiree’s shareholders and ~~W~~320,984 million of derivative financial liabilities are recognized for drag-along right of the acquiree’s shareholders and for call option of the Parent Company as of December 31, 2020. (See note 22)

(*3)	The ownership interest has changed as third-party share option of One Store Co., Ltd. was exercised during the year ended December 31, 2020.
(*4)

80.3% of the shares issued by Eleven Street Co., Ltd. are owned by the Parent Company and 18.2% of redeemable convertible preferred shares with voting rights by non-controlling shareholders. For the year ended December 31, 2019, Eleven Street Co., Ltd. acquired 1.5% of its outstanding shares from SK Planet Co., Ltd., which is currently held as treasury shares as of December 31, 2020. The Parent Company is obliged to guarantee dividend of at least 1% per annum of the preferred share’s issue price to the investor by the date on which Eleven Street Co., Ltd. is publicly listed or at the end of qualifying listing period, whichever occurs first. The present value of obligatory dividends amounting to ~~W~~14,297 million are recognized as financial liabilities as of December 31, 2020.

(*5)

SK Infosec Co., Ltd. merged with Life & Security Holdings Co., Ltd., a subsidiary of the Parent Company, to improve business management efficiency on December 30, 2020. The Group acquired 34,200,560 shares of SK Infosec Co., Ltd. based on the exchange ratio on December 30, 2020. As a result of merger, the Group’s ownership interest of SK Infosec Co., Ltd. has changed from 100% to 62.6%.

(*6)	Details of changes in the consolidation scope for year ended December 31, 2020 are presented in note 1-(4).
(*7)	The Parent Company participated in a third-party allotment offering and acquired 4,166,667 shares on July 23, 2020.
(*8)

The Parent Company acquired 3,631,355 shares (100%) of SK stoa Co., Ltd. from SK Broadband Co., Ltd., a subsidiary of the Parent Company, at ~~W~~ 40,029 million in cash during the year ended December 31, 2020.

(*9)	PanAsia Semiconductor Materials LLC increased its capital by a third-party allotment, which has changed the Group’s ownership interest for the year ended December 31, 2020.
(*10)	Others are owned by Atlas Investment and another subsidiary of the Parent Company.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

1)	Condensed financial information of significant subsidiaries as of and for the year ended December 31, 2020 is as follows:

(In millions of won)
	As of December 31, 2020				2020
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	176,872	60,702	116,170	351,334	18,010
Eleven Street Co., Ltd.		999,225	542,534	456,691	545,556	(29,623)
SK m&service Co., Ltd.		129,738	74,962	54,776	214,949	2,759
SK Broadband Co., Ltd.		5,765,808	3,119,489	2,646,319	3,713,021	150,694
K-net Culture and Contents Venture Fund		377,683	65,896	311,787	—	(44,737)
PS&Marketing Corporation		470,521	257,809	212,712	1,427,218	(847)
SERVICE ACE Co., Ltd.		96,258	71,890	24,368	206,612	2,905
SERVICE TOP Co., Ltd.		69,496	51,584	17,912	195,479	2,592
SK O&S Co., Ltd.		88,663	54,012	34,651	278,948	778
SK Planet Co., Ltd.		536,981	214,846	322,135	276,462	1,305
DREAMUS COMPANY(*1)		172,443	76,642	95,801	226,329	(23,068)
SK Infosec Co., Ltd.(*2)		2,927,396	2,550,936	376,460	1,327,150	14,227
One Store Co., Ltd.		243,442	99,943	143,499	155,218	1,952
Home & Service Co., Ltd.		124,197	88,740	35,457	397,754	(20)
SK stoa Co., Ltd.		107,982	79,339	28,643	268,693	17,154
FSK L&S Co., Ltd.(*3)		66,117	35,192	30,925	205,623	3,022
Incross Co., Ltd.(*4)		179,308	104,778	74,530	39,440	12,307

(*1)	The condensed financial information of DREAMUS COMPANY is consolidated financial information including iriver Enterprise Ltd. and three other subsidiaries of DREAMUS COMPANY.
(*2)

The condensed financial information of SK Infosec Co., Ltd. is consolidated financial information including SKinfosec Information Technology (Wuxi) Co., Ltd. and two other subsidiaries of SK Infosec Co., Ltd. and including profit and loss which Life Security & Holdings Co., Ltd. recognized prior to the merger.

(*3)	The condensed financial information of FSK L&S Co., Ltd. is consolidated financial information including FSK L&S (Shanghai) Co., Ltd. and two other subsidiaries of FSK L&S Co., Ltd.
(*4)	The condensed financial information of Incross Co., Ltd. is consolidated financial information including Infra Communications Co., Ltd. and another subsidiary of Incross Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

2)	Condensed financial information of significant subsidiaries as of and for the year ended December 31, 2019 is as follows:

(In millions of won)
	As of December 31, 2019				2019
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.(*1)	~~W~~	265,725	77,378	188,347	363,627	3,010
Eleven Street Co., Ltd.		923,424	446,432	476,992	530,489	(5,077)
SK m&service Co., Ltd.		109,699	58,605	51,094	218,848	2,448
SK Broadband Co., Ltd.		4,565,732	2,930,482	1,635,250	3,170,691	47,701
K-net Culture and Contents Venture Fund		151,493	21,163	130,330	—	(294)
PS&Marketing Corporation		439,947	225,942	214,005	1,684,576	96
SERVICE ACE Co., Ltd.		80,844	55,133	25,711	206,080	3,906
SERVICE TOP Co., Ltd.		66,932	50,060	16,872	193,377	2,230
SK O&S Co., Ltd.		96,446	62,086	34,360	281,634	1,724
SK Planet Co., Ltd.		595,838	278,438	317,400	275,544	1,214
DREAMUS COMPANY(*2)		171,586	53,669	117,917	196,961	(48,006)
Life & Security Holdings Co., Ltd.(*3)		2,639,781	2,330,920	308,861	913,301	12,703
SK Infosec Co., Ltd. (*4)		158,424	61,644	96,780	270,423	18,520
One Store Co., Ltd.		236,329	93,625	142,704	135,116	(5,415)
Home & Service Co., Ltd.		121,202	84,378	36,824	351,154	(427)
SK stoa Co., Ltd.		70,754	59,207	11,547	196,063	875
FSK L&S Co., Ltd.(*5)		47,550	19,651	27,899	130,872	306
Incross Co., Ltd.(*6)		144,263	78,519	65,744	19,787	5,756

(*1)	The condensed financial information of SK Telink Co., Ltd. is consolidated financial information including SK TELINK VIETNAM Co., Ltd.
(*2)	The condensed financial information of DREAMUS COMPANY is consolidated financial information including iriver Enterprise Ltd. and three other subsidiaries of DREAMUS COMPANY.
(*3)

The condensed financial information of Life & Security Holdings Co., Ltd. is consolidated financial information including ADT CAPS Co., Ltd. and two other subsidiaries of Life & Security Holdings Co., Ltd.

(*4)	The condensed financial information of SK Infosec Co., Ltd. is consolidated financial information including SKinfosec Information Technology (Wuxi) Co., Ltd.
(*5)	The condensed financial information of FSK L&S Co., Ltd. is consolidated financial information including FSK L&S (Shanghai) Co., Ltd. and another subsidiary of FSK L&S Co., Ltd.
(*6)

The condensed financial information of Incross Co., Ltd. is consolidated financial information including Infra Communications Co., Ltd. and another subsidiary from the date of acquisition to December 31, 2019.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries

1)	The list of subsidiaries that were newly included in consolidation during the year ended December 31, 2020 is as follows:

Subsidiary	Reason
Broadband Nowon Co., Ltd.	Acquired by the Parent Company
FSK L&S VIETNAM COMPANY LIMITED	Established by FSK L&S Co., Ltd.
Pan Asia Semiconductor Materials LLC	Established by Quantum Innovation Fund I
T map Mobility Co., Ltd.	Spin-off from the Parent Company

2)	The list of subsidiaries that were excluded from consolidation during the year ended December 31, 2020 is as follows:

Subsidiary	Reason
ADT SECURITY Co., Ltd.	Merged into ADT CAPS Co., Ltd.
SK TELINK VIETNAM Co., Ltd.	Disposed
Life & Security Holdings Co., Ltd.	Merged into SK Infosec Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

1.	Reporting Entity, Continued

(5)	The financial information of significant non-controlling interests of the Group as of and for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	DREAMUS COMPANY		One Store Co., Ltd.	Eleven Street Co., Ltd.	SK Infosec Co., Ltd.(*)	Incross Co., Ltd.	SK Broadband Co., Ltd.
Ownership of non-controlling interests (%)		48.6	47.4	18.2	37.4	55.2	24.9

	As of December 31, 2020
Current assets	~~W~~	146,278	215,672	896,828	306,520	165,668	1,179,743
Non-current assets		26,165	27,770	102,397	2,620,876	13,640	4,586,065
Current liabilities		(72,762)	(96,139)	(508,427)	(417,194)	(101,065)	(1,279,132)
Non-current liabilities		(3,880)	(3,804)	(34,107)	(2,133,742)	(3,713)	(1,840,357)
Net assets		95,801	143,499	456,691	376,460	74,530	2,646,319
Fair value adjustment and others		—	—	(14,297)	(1,227,442)	—	—
Net assets on the consolidated financial statements		95,801	143,499	442,394	(850,982)	74,530	2,646,319
Carrying amount of non-controlling interests		47,452	68,573	81,754	(318,267)	46,010	665,020

	2020
Revenue	~~W~~	226,329	155,218	545,556	1,327,150	39,440	3,713,021
Profit (loss) for the year		(23,068)	1,952	(29,623)	14,227	12,307	150,694
Depreciation of the fair value adjustment and others		—	—	(492)	(19,229)	—	—
Profit (loss) for the year on the consolidated financial statements		(23,068)	1,952	(30,115)	(5,002)	12,307	150,694
Total comprehensive income (loss)		(22,740)	2,278	(15,793)	(3,758)	12,145	151,417
Profit (loss) attributable to non-controlling interests		(10,770)	930	(5,565)	(12,432)	7,568	27,240
Net cash provided by operating activities	~~W~~	15,223	38,006	65,499	248,524	24,629	1,035,474
Net cash used in investing activities		(2,471)	(62,816)	(71,644)	(229,130)	(2,284)	(844,454)
Net cash provided by (used in) financing activities		(2,329)	(2,499)	(18,059)	11,134	(4,278)	(93,259)
Effects of exchange rate changes on cash and cash equivalents		(2,053)	—	(385)	(554)	—	—
Net increase (decrease) in cash and cash equivalents		8,370	(27,309)	(24,589)	29,974	18,067	97,761
Dividends paid to non-controlling interests during the year ended December 31, 2020	~~W~~	—	—	5,000	17,273	—	—

(*)	The condensed financial information of SK Infosec Co., Ltd. includes profit and loss, cash flows which Life Security & Holdings Co., Ltd. recognized prior to the merger.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

1.	Reporting Entity, Continued

(5)	The financial information of significant non-controlling interests of the Group as of and for the years ended December 31, 2020 and 2019 are as follows, Continued:

(In millions of won)
	DREAMUS COMPANY		One Store Co., Ltd.	Eleven Street Co., Ltd.	Life & Security Holdings Co., Ltd.	Incross Co., Ltd.
Ownership of non-controlling interests (%)		48.6	47.3	18.2	45.0	65.4

	As of December 31, 2019
Current assets	~~W~~	136,269	208,527	779,568	126,437	133,741
Non-current assets		35,317	27,802	143,856	2,513,344	10,522
Current liabilities		(49,776)	(88,842)	(420,022)	(279,403)	(77,530)
Non-current liabilities		(3,893)	(4,783)	(26,410)	(2,051,517)	(989)
Net assets		117,917	142,704	476,992	308,861	65,744
Fair value adjustment and others		—	—	(18,805)	(1,219,701)	—
Net assets on the consolidated financial statements		117,917	142,704	458,187	(910,840)	65,744
Carrying amount of non-controlling interests		57,175	67,742	84,673	(409,878)	41,074

	2019
Revenue	~~W~~	196,961	135,116	530,489	913,301	19,787
Profit (loss) for the year		(48,006)	(5,415)	(5,077)	12,703	5,756
Depreciation of the fair value adjustment and others		—	—	(614)	(14,913)	—
Profit (loss) for the year on the consolidated financial statements		(48,006)	(5,415)	(5,691)	(2,210)	5,756
Total comprehensive income (loss)		(47,971)	(5,856)	(13,590)	(5,413)	5,396
Profit (loss) attributable to non-controlling interests		(23,281)	(2,256)	(1,064)	(978)	3,630
Net cash provided by (used in) operating activities	~~W~~	(1,387)	14,426	7,980	238,378	(9,331)
Net cash provided by (used in) investing activities		(2,596)	(87,275)	102,366	(194,472)	5,053
Net cash provided by (used in) financing activities		(2,965)	96,189	(72,686)	(51,129)	(4,644)
Effects of exchange rate changes on cash and cash equivalents		197	2	35	—	—
Net increase (decrease) in cash and cash equivalents		(6,751)	23,342	37,695	(7,223)	(8,922)
Dividends paid to non-controlling interests during the year ended December 31, 2019	~~W~~	—	—	17,500	28,786	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

2.	Basis of Preparation

These consolidated financial statements were prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies, Etc in the Republic of Korea.

The accompanying consolidated financial statements comprise the Group and the Group’s investments in associates and joint ventures.

The consolidated financial statements were authorized for issuance by the Board of Directors on February 2, 2021, which will be submitted for approval at the shareholders’ meeting to be held on March 25, 2021.

(1)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statement of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments measured at fair value through profit or loss (“FVTPL”);

•	financial instruments measured at fair value through other comprehensive income (“FVOCI”);

•	liabilities (assets) for defined benefit plans recognized at the total present value of defined benefit obligations less the net of the fair value of plan assets

(2)	Functional and presentation currency

Financial statements of Group entities within the Group are prepared in functional currency of each group entity, which is the currency of the primary economic environment in which each entity operates. Consolidated financial statements of the Group are presented in Korean won, which is the Parent Company’s functional and presentation currency.

(3)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1)	Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in notes for the following areas: consolidation (whether the Group has de facto control over an investee), and determination of stand-alone selling prices.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

2.	Basis of Preparation, Continued

(3)	Use of estimates and judgments, Continued

2)	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: loss allowance (notes 7 and 37), estimated useful lives of costs to obtain a contract (notes 8), property and equipment and intangible assets (notes 4 (7), (9), 14 and 17), impairment of goodwill (notes 4 (11) and 16), recognition of provision (notes 4 (16) and 20), measurement of defined benefit liabilities (notes 4 (15) and 21), and recognition of deferred tax assets (liabilities) (notes 4 (23) and 33).

3)	Fair value measurement

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has an established policies and processes with respect to the measurement of fair values including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Group regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Group assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in note 22 and note 37.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

3.	Changes in Accounting Policies

The Group has initially adopted the amendments to the ’Definition of a Business’(Amendments to K-IFRS No. 1103, Business Combination) and ‘Interest Rate Benchmark Reform’(Amendments to K-IFRS No. 1109, Financial Instruments, K-IFRS No. 1039, Financial Instrument - Recognition and Measurement, K-IFRS No. 1107, Financial Instruments - Disclosures) from January 1, 2020. A number of other amended standards are effective from January 1, 2020, but they do not have a material effect on the Group’s consolidated financial statements.

The Group applied Definition of a Business (Amendments to K-IFRS No. 1103) to business combinations whose acquisition dates are on or after January 1, 2020 in assessing whether it had acquired a business or a group of assets. Details of the accounting policies are summarized in Note 4 (2).

The Group applied the interest rate benchmark reform amendments retrospectively to hedging relationships that existed at January 1, 2020 or were designated thereafter and that are directly affected by interest rate benchmark reform. The amendment also applied to the gain or loss accumulated in the cash flow hedging reserve that existed at January 1, 2020. The details of the accounting policies are disclosed in Note 4 (6). See also Note 37 for related disclosures about risks and hedge accounting.

During the annual period ended December 31, 2020, the Group changed its accounting policy by applying agenda decision, Lease Term and Useful Life of Leasehold Improvements (IFRS 16 Leases and IAS 16 Property, Plant and Equipment) - November 2019, published by International Financial Reporting Interpretations Committee (“IFRIC”) on December 16, 2019.

Prior to the change in accounting policy, the Group determined the lease term based on the assumption that the right to extent or terminate the lease is no longer enforceable if a lease contract requires the counterparty’s consent to be extended. The Group now determines the lease term as the non-cancellable period of a lease, together with both: periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. In the assessing the periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option, the Company considered if it would incur a penalty on termination that is more than insignificant.

The Group has retrospectively applied the changes in its accounting policies in connection with the IFRIC agenda decision in accordance with K-IFRS No. 1008 Accounting Policies, Changes in Accounting Estimates and Errors and restated its comparative consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

3.	Changes in Accounting Policies, Continued

The following table summarizes the impacts of the change in accounting policies on the Group’s consolidated financial statements on the current and prior periods.

(1)	Consolidated statements of financial position

(In millions of won)
(Unaudited)	As of September 30, 2020 (*)
	As reported		Adjustments	Restated
Assets
Accounts receivable – other, net	~~W~~	1,225,398	12,919	1,238,317
Prepaid expenses and others		3,511,068	(13,086)	3,497,982
Property and equipment, net		12,190,268	827,569	13,017,837

	~~W~~	16,926,734	827,402	17,754,136

Liabilities
Accrued expenses	~~W~~	1,557,433	(273)	1,557,160
Provisions		130,181	24,279	154,460
Lease liabilities		641,334	818,652	1,459,986
Deferred tax liabilities		2,733,327	(4,061)	2,729,266

	~~W~~	5,062,275	838,597	5,900,872

Shareholder’s Equity
Retained earnings	~~W~~	22,595,716	(11,195)	22,584,521

(*)

Subsequent to the adoption of the change in accounting policy, the Group does not maintain the information necessary to prepare financial statements using the previous accounting policy. Therefore, the Group presented the impact on unaudited interim financial information using available information.

(In millions of won)
	As of December 31, 2019
	As reported		Adjustments	Restated
Assets
Accounts receivable – other, net	~~W~~	1,250,098	5,074	1,255,172
Prepaid expenses and others		3,619,033	(13,506)	3,605,527
Property and equipment, net		12,334,280	599,180	12,933,460

	~~W~~	17,203,411	590,748	17,794,159

Liabilities
Accrued expenses	~~W~~	1,515,300	(415)	1,514,885
Provisions		143,229	21,932	165,161
Lease liabilities		712,740	578,267	1,291,007
Deferred tax liabilities		2,466,295	(2,434)	2,463,861

	~~W~~	4,837,564	597,350	5,434,914

Shareholder’s Equity
Retained earnings	~~W~~	22,235,285	(6,602)	22,228,683

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

3.	Changes in Accounting Policies, Continued

(1)	Consolidated statements of financial position, Continued

(In millions of won)
	As of January 1, 2019
	As reported(*)		Adjustments	Restated
Assets
Accounts receivable – other, net	~~W~~	1,243,245	12,803	1,256,048
Prepaid expenses and others		2,944,245	(39,010)	2,905,235
Property and equipment, net		11,371,690	218,320	11,590,010

	~~W~~	15,559,180	192,113	15,751,293

Liabilities
Accrued expenses	~~W~~	1,357,339	(1,388)	1,355,951
Provisions		187,208	20,319	207,527
Lease liabilities		663,827	180,456	844,283
Deferred tax liabilities		2,260,433	(1,881)	2,258,552

	~~W~~	4,468,807	197,506	4,666,313

Shareholder’s Equity
Retained earnings	~~W~~	22,120,355	(5,393)	22,114,962

(*)	Includes impact of initial adoption of K-IFRS No.1116.

(2)	Consolidated statement of income

(In millions of won)
(Unaudited)	For the nine-month period ended September 30, 2020 (*)
	As reported		Adjustments	Restated
Operating revenue	~~W~~	13,784,051	1,322	13,785,373
Operating expenses:
Depreciation and amortization		2,948,492	40,383	2,988,875
Rent		148,437	(31,272)	117,165
Leased lines		206,577	(1,857)	204,720
Others		9,457,494	—	9,457,494

		12,761,000	7,254	12,768,254

Operating profit		1,023,051	(5,932)	1,017,119
Finance income		90,985	46	91,031
Finance costs		324,952	7,780	332,732
Other non-operating income		55,506	(641)	54,865
Other non-operating expenses		78,309	(8,087)	70,222
Gain relating to investments in subsidiaries, associates and joint ventures, net		673,800	—	673,800

Profit before income tax	~~W~~	1,440,081	(6,220)	1,433,861
Income tax expense		305,405	(1,907)	303,498

Profit for the year	~~W~~	1,134,676	(4,313)	1,130,363

Earnings per share:
Basic earnings per share (in won)	~~W~~	15,218	(59)	15,159
Diluted earnings per share (in won)		15,215	(59)	15,156

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

3.	Changes in Accounting Policies, Continued

(2)	Consolidated statement of income, Continued

(*)

Subsequent to the adoption of the change in accounting policy, the Group does not maintain the information necessary to continue to prepare financial statements using the previous accounting policy. Therefore, the Group presented the impact on unaudited interim financial information using available information.

(In millions of won)
	2019
	As reported		Adjustments	Restated
Operating revenue	~~W~~	17,743,702	(2,986)	17,740,716
Operating expenses:
Depreciation and amortization		3,771,486	85,176	3,856,662
Rent		231,934	(77,091)	154,843
Leased lines		272,616	(9,249)	263,367
Others		12,357,686	(19)	12,357,667

		16,633,722	(1,183)	16,632,539

Operating profit		1,109,980	(1,803)	1,108,177
Finance income		141,977	178	142,155
Finance costs		429,758	8,197	437,955
Other non-operating income		103,140	(409)	102,731
Other non-operating expenses		212,227	(8,577)	203,650
Gain relating to investments in subsidiaries, associates and joint ventures, net		449,543	—	449,543

Profit before income tax	~~W~~	1,162,655	(1,654)	1,161,001
Income tax expense		300,713	(445)	300,268

Profit for the year	~~W~~	861,942	(1,209)	860,733

Earnings per share:
Basic earnings per share (in won)	~~W~~	12,144	(17)	12,127
Diluted earnings per share (in won)		12,144	(17)	12,127

(3)	Consolidated statement changes in equity

The consolidated statement of changes in equity has been restated as a result of restated consolidated statement of financial position and statement of income.

(4)	Consolidated statements of cash flows

(In millions of won)
(Unaudited)	For the nine-month period ended September 30, 2020 (*1)
	As reported		Adjustments	Restated
Cash flows from operating activities(*2)	~~W~~	4,525,676	21,102	4,546,778
Cash flows from investing activities		(3,047,428)	—	(3,047,428)
Cash flows from financing activities(*3)		(870,621)	(21,102)	(891,723)

(*1)

Subsequent to the adoption of the change in accounting policy, the Group does not maintain the information necessary to continue prepare financial statements using the previous accounting policy. Therefore, the Group presented the impact on unaudited interim financial information using available information.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

3.	Changes in Accounting Policies, Continued

(4)	Consolidated statements of cash flows, Continued

(*2)	Adjustments within operating activities are mainly due to increase in depreciation expense and decrease in prepaid expense.
(*3)	The effect of changes in accounting policies resulted in an increase in repayment of lease liabilities from ~~W~~292,441 million to ~~W~~313,543 million.

(In millions of won)
	2019
	As reported		Adjustments	Restated
Cash flows from operating activities(*1)	~~W~~	3,986,082	48,902	4,034,984
Cash flows from investing activities(*2)		(3,582,523)	939	(3,581,584)
Cash flows from financing activities(*3)		(636,834)	(49,840)	(686,674)

(*1) Adjustments within operating activities are mainly due to increase in depreciation expense and decrease in prepaid expense.

(*2) The effect of changes in accounting policies resulted in an increase in lease receivables from ~~W~~26,773 million to ~~W~~27,712 million.

(*3) The effect of changes in accounting policies resulted in an increase in repayment of lease liabilities from ~~W~~393,398 million to ~~W~~443,238 million.

4.	Significant Accounting Policies

The significant accounting policies applied by the Group in the preparation of its consolidated financial statements in accordance with K-IFRS are included below. The significant accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2019, except for the changes in accounting policies described in note 3.

(1)	Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The Group’s operating segments have been determined to be each business unit, for which the Group generates separately identifiable financial information that is regularly reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Group has five reportable segments as described in note 5. Segment results that are reported to the chief operating decision maker include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(2)	Basis of consolidation

1)	Business combination

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Consideration transferred is generally measured at fair value, as are the identifiable net assets acquired. The amount of consideration in excess of the fair value of identifiable net assets acquired is recognized as goodwill. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Acquisition-related costs are expensed in the periods in which the costs are incurred and the services are received, except if related to the costs to issue debt or equity securities recognized based on K-IFRS No. 1032 and 1109.

Consideration transferred does not include the amount settled in relation to the pre-existing relationship. Such amounts are generally recognized through profit or loss.

Contingent consideration is measured at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. If contingent consideration is not classified as equity, the Group subsequently recognizes changes in fair value of contingent consideration through profit or loss.

2)	Non-controlling interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition.

Changes in a Controlling Company’s ownership interest in a subsidiary that do not result in the Controlling Company losing control of the subsidiary are accounted for as equity transactions.

3)	Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of an investee begins from the date the Group obtains control of the investee and cease when the Group loses control of the investee.

4)	Loss of control

If the Group loses control of a subsidiary, the Group derecognizes the assets and liabilities of the former subsidiary from the consolidated statement of financial position and recognizes gain or loss associated with the loss of control attributable to the former controlling interest. Any investment retained in the former subsidiary is recognized at its fair value when control is lost.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(2)	Basis of consolidation, Continued

5)	Interest in investees accounted for using the equity method

Interest in investees accounted for using the equity method composed of interest in associates and joint ventures. An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. A joint venture is a joint arrangement whereby the Group that has joint control of the arrangement has rights to the net assets of the arrangement.

The investment in an associate and a joint venture is initially recognized at cost including transaction costs and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate or the joint venture after the date of acquisition.

6)	Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. The Group’s share of unrealized gain incurred from transactions with investees accounted for using the equity method are eliminated and unrealized loss are eliminated using the same basis if there are no evidence of asset impairments.

7)	Business combinations under common control

SK Holdings Co., Ltd. is the ultimate controlling entity of the Group. The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and investment securities with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

(4)	Inventories

Inventories are initially recognized at the acquisition cost and subsequently measured using the weighted average method. During the period, a perpetual inventory system is used to track inventory quantities, which is adjusted based on the physical inventory counts performed at the period end. When the net realizable value of inventories is less than cost, the carrying amount is reduced to the net realizable value, and any difference is charged to current period as operating expenses.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets

1)	Recognition and initial measurement

Accounts receivable – trade and debt investments issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless an accounts receivable – trade without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. An accounts receivable – trade without a significant financing component is initially measured at the transaction price.

2)	Classification and subsequent measurement

On initial recognition, a financial asset is classified as measured at:

•	FVTPL

•	FVOCI – equity investment

•	FVOCI – debt investment

•	Financial assets at amortized cost

A financial asset is classified based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

2)	Classification and subsequent measurement, Continued

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

The following accounting policies are applied to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

3)	Impairment

The Group estimates the expected credit losses (ECL) for the debt instruments measured at amortized cost and FVOCI based on the Group’s historical experience and informed credit assessment that includes forward-looking information. The impairment approach is decided based on the assessment of whether the credit risk of a financial asset has increased significantly since initial recognition. However, the Group applies a practical expedient and recognizes impairment losses equal to lifetime ECLs for accounts receivable – trade and lease receivables from the initial recognition.

ECL is a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

At each reporting date, the Group assesses whether financial assets measured at amortized cost and debt investments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowance on financial assets measured at amortized cost is deducted from the carrying amount of the respective assets, while loss allowance on debt instruments at FVOCI is recognized in OCI, instead of reducing the carrying amount of the transferred assets.

4)	Derecognition

Financial assets are derecognized if the Group’s contractual rights to the cash flows from the financial assets expire or if the Group transfers the financial asset to another party without retaining control or transfers substantially all of the risks and rewards of asset.

The transferred assets are not derecognized when the Group enters into transactions whereby it transfers assets recognized in its statement of financial position but retains substantially all of the risks and rewards of the transferred assets.

5)	Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position when the Group currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to settle the liability and realize the asset simultaneously.

A financial asset and a financial liability are offset only when the right to set off the amount is not contingent on future event and legally enforceable even on the event of default, insolvency or bankruptcy.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments and hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value at the end of each reporting period, and changes therein are accounted for as described below.

1)	Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designates derivatives as hedging instruments to hedge the variability in cash flow associated with highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Hedges directly affected by interest rate benchmark reform

For the purpose of evaluating whether there is an economic relationship between the hedged items and the hedging instruments, the Group assumes that the interest rate benchmark on which the hedged items and the hedging instruments are based is not altered as a result of interest rate benchmark reform.

For a cash flow hedge of a forecast transaction, the Group assumes that the benchmark interest rate will not be altered as a result of interest rate benchmark reform for the purpose of assessing whether the forecast transaction is highly probable and presents an exposure to variations in cash flows that could ultimately affect profit and loss. In determining whether a previously designated forecast transaction in a discontinued cash flow hedge is still expected to occur, the Group assumes that the interest rate benchmark cash flows designated as a hedge will not be altered as a result of interest rate benchmark reform.

The Group will cease applying the specific policy for assessing the economic relationship between the hedged item and the hedging instrument (i) to a hedged item or hedging instrument when the uncertainty arising from interest rate benchmark reform is no longer present with respect to the timing and the amount of the interest rate benchmark-based cash flows of the respective item or instrument or (ii) when the hedging relationship is discontinued.

For its highly probable assessment of the hedged item, the Group will no longer apply the specific policy when the uncertainty arising from interest rate benchmark reform about the timing and the amount of the interest rate benchmark-based future cash flows of the hedged item is no longer present, or when the hedging relationship is discontinued.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments and hedge accounting, Continued

1)	Hedge accounting, Continued

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

2)	Other derivative financial instruments

Other derivative financial instrument not designated as a hedging instrument are measured at fair value, and the changes in fair value of the derivative financial instrument is recognized immediately in profit or loss.

(7)	Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be reliably measured. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income (loss).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(7)	Property and equipment, Continued

The estimated useful lives of the Group’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15 ~ 40
Machinery	3 ~ 15, 30
Other property and equipment	2 ~10

Depreciation methods, useful lives, and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(8)	Borrowing costs

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets are not qualifying assets, and assets that are ready for their intended use or sale when acquired are not qualifying assets either.

To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Group borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Group capitalizes during a period do not exceed the amount of borrowing costs incurred during the period.

(9)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Intangible assets, except for goodwill, are amortized on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships and brand are expected to be available for use as there are no foreseeable limits to the periods. These intangible assets are determined as having indefinite useful lives and, therefore, not amortized.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(9)	Intangible assets, Continued

The estimated useful lives of the Group’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	5 ~ 10
Land usage rights	5
Industrial rights	5, 10
Development costs	3 ~ 5
Facility usage rights	10, 20
Customer relations	3 ~ 20
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes, if appropriate, are accounted for as changes in accounting estimates.

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be reliably measured, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(10)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Group will comply with the grant’s conditions and that the grant will be received.

1)	Grants related to assets

Government grants whose primary condition is that the Group purchases, constructs, or otherwise acquires a long-term asset are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

2)	Grants related to income

Government grants which are intended to compensate the Group for expenses incurred are deducted from the related expenses.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(11)	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets other than contract assets recognized for revenue arising from contracts with a customer, assets recognized for the costs to obtain or fulfill a contract with a customer, employee benefits, inventories, deferred tax assets, and non-current assets held for sale are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

The Group estimates the recoverable amount of an individual asset, and if it is impossible to measure the individual recoverable amount of an asset, the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergy arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying amount of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(12)	Leases

A contract is or contains, a lease if the contract transfers a right to control the identified asset for a period of time in exchange for consideration.

1)	As a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, the Group has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at of before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension of termination option of if there is a revised in-substance fixed lease payment.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(12)	Leases, Continued

1)	As a lessee, Continued

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Group presents right-of-use assets that do not meet the definition of investment property in ‘property and equipment’ in the statement of financial position.

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognizes the lease payments associated with lease as an expense on a straight-line basis over the lease term.

2)	As a lessor

At inception or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operation lease.

To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Group is an intermediate lessor, is accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Group applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Group applies K-IFRS No. 1115 to allocate the consideration in the contract.

The Group applies derecognition and impairment requirements in K-IFRS No. 1109 to the net investment in the lease. The Group further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.

The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(13)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sales rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the assets (or disposal groups) must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amounts and fair value less cost to sell. The Group recognizes an impairment loss for any initial or subsequent write-down of assets (or disposal groups) to fair value less costs to sell and a gain for any subsequent increase in fair value less costs to sell up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, Impairment of Assets.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(14)	Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liabilities.

1)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, these liabilities are measured at fair value. The amount of change in fair value of financial liability that is attributable to changes in the credit risk of that liability shall be presented in other comprehensive income, and the remaining amount of change in the fair value of the liability shall be presented in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

2)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liabilities. Subsequent to initial recognition, other financial liabilities are measured at amortized cost and the interest expenses are recognized using the effective interest method.

3)	Derecognition of financial liability

The Group extinguishes a financial liability only when the contractual obligation is fulfilled, canceled or expires. The Group recognizes new financial liabilities at fair value based on new contracts and eliminates existing liabilities when the contractual terms of the financial liabilities change and the cash flows change substantially.

When a financial liability is derecognized, the difference between the carrying amount and the consideration paid (including any transferred non-cash assets or liabilities assumed) is recognized in profit or loss.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(15)	Employee benefits

1)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

2)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render related services. The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

3)	Retirement benefits: defined contribution plans

When an employee has rendered a service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

4)	Retirement benefits: defined benefit plans

At the end of reporting period, defined benefit liabilities relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Group recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability (asset), which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Group determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Group recognizes a gain or loss on a settlement when the settlement of defined benefit plan occurs.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(15)	Employee benefits, Continued

5)	Termination benefits

The Group recognizes a liability and expense for termination benefits at the earlier of the period when the Group can no longer withdraw the offer of those benefits and the period when the Group recognizes costs for a restructuring that involves the payment of termination benefits. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

(16)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. If the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

If some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

(17)	Transactions in foreign currencies

1)	Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for the differences arising on the retranslation of available-for-sale equity instruments.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(17)	Transactions in foreign currencies, Continued

2)	Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the closing rate at the reporting date.

When a foreign operation is disposed, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

(18)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Parent Company repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The gains or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners.

(19)	Hybrid bond

The Group recognizes a financial instrument issued by the Group as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(20)	Share-based Payment

For equity-settled share-based payment transaction, if the fair value of the goods or services received cannot be reliably estimated, the Group measures the value indirectly by reference to the fair value of the equity instruments granted. The related expense with a corresponding increase in capital surplus and others is recognized over the vesting period of the awards.

The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(20)	Share-based Payment, Continued

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period during which the employees become unconditionally entitled to payment. The liability is remeasured at each reporting date and at settlement date based on the fair value of the share appreciation rights. Any changes in the liability are recognized in profit or loss.

(21)	Revenue

1)	Identification of performance obligations in contracts with customers

The Group identifies the distinct services or goods as performance obligations in contracts with customers such as (1) providing wireless telecommunications services, (2) sale of handsets and (3) providing other goods and services. In the case of providing both wireless telecommunications service and selling a handset together to one customer, the Group allocates considerations from the customer between the separate performance obligations for handset sale and wireless telecommunications service. The handset sale revenue is recognized when handset is delivered, and the wireless telecommunications service revenue is recognized over the period of the contract term as stated in the subscription contract.

2)	Allocation of the transaction price to each performance obligation

The Group allocates the transaction price of a contract to each performance obligation identified on a relative stand-alone selling price basis. The Group uses “adjusted market assessment approach” for estimating the stand-alone selling price of a good or service. As an exception, the Group uses “expected cost plus a margin approach” for insignificant transactions.

3)	Incremental costs of obtaining a contract

The Group pays commissions to its retail stores and authorized dealers in connection with acquiring service contracts. The commissions paid to these parties constituted a significant portion of the Group’s operating expenses. These commissions would not have been paid if there have been no binding contracts with subscribers and, therefore, the Group capitalizes certain costs associated with commissions paid to obtain new customer contracts and amortize them over the expected contract periods.

4)	Customer loyalty programs

The Group provides customer loyalty points to customers based on the usage of the service to which the Group allocates a portion of consideration received as a performance obligation distinct from wireless telecommunications services. The amount to be allocated to the loyalty program is measured according to the relative stand-alone selling price of the customer loyalty points. The amount allocated to the loyalty program is deferred as a contract liability and is recognized as revenue when loyalty points are redeemed.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(21)	Revenue, Continued

5)	Consideration payable to a customer

Based on the subscription contract, a customer who uses the Group’s wireless telecommunications services may receive a discount for purchasing goods or services from a designated third party. The Group pays a portion of the price discounts that the customer receives to the third party which is viewed as consideration payable to a customer.

The Group accounts for the amounts payable to the third party as a reduction of the wireless telecommunications service revenue.

(22)	Finance income and finance costs

Finance income comprises interest income on funds invested (including financial assets measured at fair value), dividend income, gains on disposal of financial assets at FVTPL, changes in fair value of financial instruments at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss when the right to receive the dividend is established.

Finance costs comprise interest expense on borrowings, changes in fair value of financial instruments at FVTPL, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures is recognized as it accrues in profit or loss using the effective interest rate method.

(23)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

The Group pays income tax in accordance with the tax-consolidation system when the Parent Company and its subsidiaries are economically unified.

1)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and includes interests and fines related to income taxes paid or payable. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(23)	Income taxes, Continued

2)	Deferred tax

Deferred tax is recognized by using the asset-liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

A deferred tax asset is recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Future taxable profit is dependent on the reversal of taxable temporary differences. If there are insufficient taxable temporary differences to recognize the deferred tax asset, the business plan of the Group and the reversal of existing temporary differences are considered in determining the future taxable profit.

The Group reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized, or the liability is settled based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if the Group has a legally enforceable right to offset the amount recognized and intends to settle the current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

3)	Uncertainty over income tax treatments

The Group assesses the uncertainty over income tax treatments pursuant to K-IFRS No. 1012. If the Group concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the Group reflects the effect of uncertainty for each uncertain tax treatment by using either of the following methods, depending on which method the entity expects to better predict the resolution of the uncertainty:

•	The most likely amount: the single most likely amount in a range of possible outcomes.

•	The expected value: the sum of the probability-weighted amounts in a range of possible outcomes.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(24)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Parent Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees, if any.

(25)	Standards issued but not yet effective

The following new standards are effective for annual periods beginning after January 1, 2020 and earlier application is permitted. However, the Group has not adopted the following new standards early in preparing the accompanying consolidated financial statements.

Interest Rate Benchmark Reform - Phase 2

(Amendments to K-IFRS No. 1109, Financial Instruments, K-IFRS No. 1039, Financial Instrument-Recognition and Measurement, K-IFRS No. 1107, Financial Instruments-Disclosures, K-IFRS No. 1104 Insurance Contracts and K-IFRS No. 1116, Leases)

The amendments address issues that might affect financial reporting as a result of the reform of an interest rate benchmark, including the effects of changes to contractual cash flows or hedging relationships arising from the replacement of an interest rate benchmark with an alternative benchmark rate. The amendments provide practical relief from certain requirements in K-IFRS No. 1109, Financial Instruments, K-IFRS No. 1039, Financial Instrument-Recognition and Measurement, K-IFRS No. 1107, Financial Instruments-Disclosures, K-IFRS No. 1104 Insurance Contracts and K-IFRS No. 1116, Lease.

The amendments will require the Group to account for a change in the basis for determining the contractual cash flows of a financial asset or financial liability that is required by interest rate benchmark reform by updating the effective interest rate of the financial asset or financial liability.

As of December 31, 2020, the Group has LIBOR floating rate notes amounting to ~~W~~326,400 million that will be subject to IBOR reform. The Group has not determined an alternative interest rate benchmark to LIBOR for these notes as of December 31, 2020 and these amendments are not expected to have a significant impact on the Group’s statement of income.

The amendments provide exceptions to the hedge accounting requirements in the following areas.

•	Allow amendment of the designation of a hedging relationship to reflect changes that are required by the reform.

•

When a hedged item in a cash flow hedge is amended to reflect the changes that are required by the reform, the amount accumulated in the cash flow hedge reserve will be deemed to be based on the alternative benchmark rate on which the hedged future cash flows are determined.

•

When a group of items is designated as a hedged item and an item in the Group is amended to reflect the changes that are required by the reform, the hedged items are allocated to sub- groups based on the benchmark rates being hedged.

•

If an entity reasonably expects that an alternative benchmark rate will be separately identifiable within a period of 24 months, it is not prohibited from designating the rate as a non-contractually specified risk component if it is not separately identifiable at the designation date.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(25)	Standards issued but not yet effective, Continued

As of December 31, 2020, the Group has cash flow hedges of LIBOR risk. The Group has not identified the alternative interest rate benchmark to LIBOR for indexation of the hedged items and hedging instruments. When LIBOR is replaced by the alternative interest rate, the Group expects to apply the amendments related to hedge accounting. However, there is uncertainty about when and how replacement may occur. When the change occurs to the hedged item or the hedging instrument, the Group will remeasure the cumulative change in fair value of the hedged item or the fair value of the interest rate swap, respectively, based on the alternative interest rate to LIBOR. Hedging relationships may experience hedge ineffectiveness if there is a timing or other mismatch between the transition. The Group does not expect that the amounts accumulated in the cash flow hedge reserve will be immediately reclassified to profit or loss because of IBOR transition.

The amendments will require the Group to disclose additional information about the Group’s exposure to risks arising from interest rate benchmark reform and related risk management activities.

The Group plans to apply the amendments from January 1, 2021. Application will not impact amounts reported for 2020 or prior periods.

The following new and amended standards are not expected to have a significant impact on the Group’s separate financial statements.

•	COVID-19-Related Rent Concessions (Amendment to K-IFRS No. 1116).

•	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to K-IFRS No. 1016).

•	Reference to Conceptual Framework (Amendments to K-IFRS No. 1103).

•	Classification of Liabilities as Current or Non-current (Amendments to K-IFRS No. 1001).

•	K-IFRS No. 1117 Insurance Contracts and amendments to K-IFRS No. 1117 Insurance Contracts.

5.	Operating Segments

The Group’s operating segments have been identified to be each business unit, by which the Group provides independent services and merchandise. The Group’s reportable segments are cellular services, which include cellular voice service, wireless data service and wireless internet services; fixed-line telecommunication services, which include telephone services, internet services, and leased line services; security services, which include unmanned security services, manned security services and system software development; commerce services, the open marketplace platform; and all other businesses, which include the Group’s internet portal services and other immaterial operations, each of which does not meet the quantitative threshold to be considered as a reportable segment and are presented collectively as others.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

5.	Operating Segments, Continued

(1)	Segment information for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020
	Cellular services		Fixed-line telecommu- nication services	Security services	Commerce services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~	13,853,274	4,467,863	1,332,363	814,250	1,186,015	21,653,765	(3,029,114)	18,624,651
Inter-segment revenue		1,557,590	1,062,187	85,846	21,399	302,092	3,029,114	(3,029,114)	—
External revenue		12,295,684	3,405,676	1,246,517	792,851	883,923	18,624,651	—	18,624,651
Depreciation and amortization		2,892,460	874,562	210,092	35,742	62,403	4,075,259	(84,176)	3,991,083
Operating profit (loss)		1,031,887	258,973	137,830	11,000	(21,299)	1,418,391	(69,067)	1,349,324
Finance income and costs, net									(255,997)
Gain relating to investments in subsidiaries, associates and joint ventures, net									1,028,403
Other non-operating income and expense, net									(244,690)
Profit before income tax									1,877,040

(In millions of won)
	2019
	Cellular services		Fixed-line telecommu- nication services(*)	Security services(*)	Commerce services(*)	Others(*)	Sub-total	Adjustments	Total
Total revenue	~~W~~	13,787,009	3,944,260	1,183,724	726,552	1,069,685	20,711,230	(2,970,514)	17,740,716
Inter-segment revenue		1,609,467	1,004,193	74,247	15,899	266,708	2,970,514	(2,970,514)	—
External revenue		12,177,542	2,940,067	1,109,477	710,653	802,977	17,740,716	—	17,740,716
Depreciation and amortization		2,828,285	792,334	193,247	35,939	63,765	3,913,570	(56,908)	3,856,662
Operating profit (loss)		963,207	144,739	153,843	1,840	(77,892)	1,185,737	(77,560)	1,108,177
Finance income and costs, net									(295,800)
Gain relating to investments in subsidiaries, associates and joint ventures, net									449,543
Other non-operating income and expense, net									(100,919)
Profit before income tax									1,161,001

(*)

During the year ended December 31, 2019, due to the change in the categorization of information reviewed by the chief operating decision maker in 2019, the Group reclassified SK stoa Co., Ltd. from Fixed-line telecommunication Service segment to Commerce Services segment. In addition, operating segment for Life & Security Holdings Co., Ltd. and SK Infosec Co., Ltd. was separately presented as a reportable segment (Security Services) and no longer included in Others segment.

In addition, as a result of change in accounting policy in connection with the determination of lease term (note 3), the Group restated the segment information for the year ended December 31, 2019.

Since there are no intersegment sales of inventory or depreciable assets, there is no unrealized intersegment profit to be eliminated on consolidation. The Group principally operates its businesses in Korea and the revenue amounts earned outside of Korea are immaterial. Therefore, no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the years ended December 31, 2020 and 2019.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

5.	Operating Segments, Continued

(2)	Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows:

(In millions of won)
		2020		2019
Goods and Services transferred at a point in time:
Cellular revenue	Goods(*1)	~~W~~	975,247	1,142,868
Fixed-line telecommunication revenue	Goods		90,459	145,314
Commerce services revenue	Goods		71,519	56,699
	Commerce		218,468	151,690
Security services revenue	Goods		136,504	79,732
Other revenue	Goods		60,002	86,793
	Products		37,657	44,336
	Others(*2)		505,076	497,768

			2,094,932	2,205,200

Goods and Services transferred over time:
Cellular revenue	Wireless service(*3)		9,801,194	9,532,377
	Cellular interconnection		472,215	494,267
	Other(*4)		1,047,028	1,008,030
Fixed-line telecommunication revenue	Fixed-line service		215,827	224,453
	Cellular interconnection		85,130	92,396
	Internet Protocol Television(*5)		1,623,095	1,285,831
	International calls		160,293	137,902
	Internet service and miscellaneous(*6)		1,230,872	1,054,171
Commerce services revenue	Commerce service		502,864	502,264
Security services revenue	Service(*7)		1,110,013	1,029,745
Other revenue	Miscellaneous(*2)		281,188	174,080

			16,529,719	15,535,516

		~~W~~	18,624,651	17,740,716

(*1)	Cellular revenue includes revenue from sales of handsets and other electronic accessories.
(*2)	Miscellaneous other revenue includes revenue from considerations received for the development and maintenance of system software, and digital contents platform services.
(*3)	Wireless service includes revenue from wireless voice and data transmission services principally derived from usage charges to wireless subscribers.
(*4)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.
(*5)	IPTV service revenue includes revenue from IPTV services principally derived from usage charges to IPTV subscribers.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

5.	Operating Segments, Continued

(2)	Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows, Continued:

(*6)	Internet service includes revenue from the high speed broadband internet service principally derived from usage charges to subscribers as well as other miscellaneous services.
(*7)	Security service includes revenue from rendering security services.

6.	Restricted Deposits

Deposits which are restricted in use as of December 31, 2020 and 2019 are summarized as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Short-term financial instruments(*)	~~W~~	98,057	95,034
Long-term financial instruments(*)		890	988

	~~W~~	98,947	96,022

(*)

Financial instruments include charitable trust fund established by the Group where profits from the fund are donated to charitable institutions. As of December 31, 2020, the funds cannot be withdrawn before maturity.

7.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2020 and 2019 are as follows:

(In millions of won)	December 31, 2020
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,453,149	(264,256)	2,188,893
Short-term loans		98,366	(902)	97,464
Accounts receivable – other(*)		1,034,119	(55,075)	979,044
Accrued income		3,418	(166)	3,252
Guarantee deposits (Other current assets)		112,733	—	112,733

		3,701,785	(320,399)	3,381,386
Non-current assets:
Long-term loans		84,355	(44,122)	40,233
Long-term accounts receivable – other(*)		332,803	—	332,803
Guarantee deposits		172,774	(300)	172,474
Long-term accounts receivable – trade (Other non-current assets)		25,702	(242)	25,460

		615,634	(44,664)	570,970

	~~W~~	4,317,419	(365,063)	3,952,356

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2020 include ~~W~~ 517,175 million of financial instruments classified as FVTPL.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

7.	Trade and Other Receivables, Continued

(1)	Details of trade and other receivables as of December 31, 2020 and 2019 are as follows, Continued:

(In millions of won)	December 31, 2019
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,480,419	(249,440)	2,230,979
Short-term loans		66,706	(583)	66,123
Accounts receivable – other(*)		951,888	(48,379)	903,509
Accrued income		3,977	(166)	3,811
Guarantee deposits (Other current assets)		145,039	—	145,039

		3,648,029	(298,568)	3,349,461
Non-current assets:
Long-term loans		81,231	(47,471)	33,760
Long-term accounts receivable – other(*)		351,663	—	351,663
Guarantee deposits		164,951	(299)	164,652
Long-term accounts receivable – trade (Other non-current assets)		16,977	(61)	16,916

		614,822	(47,831)	566,991

	~~W~~	4,262,851	(346,399)	3,916,452

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2019 include ~~W~~ 532,225 million of financial instruments classified as FVTPL.

(2)	Changes in the loss allowance on accounts receivable – trade measured at amortized costs during the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	Beginning balance		Impairment	Write-offs(*)	Collection of receivables previously written-off	Business combination and others	Ending Balance
2020	~~W~~	249,501	48,625	(48,278)	12,771	1,879	264,498
2019		260,157	28,841	(55,756)	14,772	1,487	249,501

(*)	The Group writes off the trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

7.	Trade and Other Receivables, Continued

(3)

The Group applies the practical expedient that allows the Group to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Group uses its historical credit loss experience over the past three years and classified the accounts receivable - trade by their credit risk characteristics and days overdue. Details of loss allowance on accounts receivable – trade as of December 31, 2020 are as follows:

(In millions of won)
		Less than 6 months		6 months ~ 1 year	1 ~ 3 years	More than 3 years
Telecommunications service revenue	Expected credit loss rate		2.04%	70.29%	86.21%	99.18%
	Gross amount	~~W~~	1,400,316	49,583	127,275	25,195
	Loss allowance		28,574	34,854	109,727	24,988

Other revenue	Expected credit loss rate		2.82%	77.52%	61.76%	56.19%
	Gross amount	~~W~~	802,081	6,753	8,250	59,398
	Loss allowance		22,652	5,235	5,095	33,373

As the Group is a wireless and fixed-line telecommunications service provider, the Group’s financial assets measured at amortized cost primarily consist of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Group transacts only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Group is not exposed to significant credit concentration risk as the Group regularly assesses their credit risk by monitoring their credit rating. While the contract assets are under the impairment requirements, no significant credit risk has been identified.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

8.	Prepaid expenses

The Group pays commissions to its retail stores and authorized dealers for wireless and fixed-line telecommunication services. The Group capitalized certain costs associated with commissions paid to retail stores and authorized dealers to obtain new and retained customer contracts as prepaid expenses. These prepaid expenses are amortized on a straight-line basis over the periods that the Group expects to maintain its customers.

(1)	Details of prepaid expenses as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Current assets:
Incremental costs of obtaining contracts	~~W~~	2,016,570	1,897,233
Others		111,779	121,457

		2,128,349	2,018,690

Non-current assets:
Incremental costs of obtaining contracts		982,952	1,152,748
Others		80,759	87,117

	~~W~~	1,063,711	1,239,865

(2)	Incremental costs of obtaining contracts

The amortization and impairment losses in connection with incremental costs of obtaining contracts recognized during the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Amortization and impairment losses recognized	~~W~~	2,418,947	2,193,333

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

9.	Contract assets and liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Group allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Group recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Contract assets:
Allocation of consideration between performance obligations	~~W~~	148,281	191,858
Contract liabilities:
Wireless service contracts		22,026	20,393
Customer loyalty programs		16,709	21,945
Fixed-line service contracts		106,916	65,315
Security services		30,597	32,026
Others		84,348	83,777

	~~W~~	260,596	223,456

(2)

The amount of revenue recognized during the year ended December 31, 2020 related to the contract liabilities carried forward from the prior period is ~~W~~142,144 million and during the year ended December 31, 2019 related to the contract liabilities carried forward from the prior period is ~~W~~ 117,409 million. Details of revenue expected to be recognized from contract liabilities as of December 31, 2020 are as follows:

(In millions of won)
	Less than 1 year		1 ~ 2 years	More than 2 years	Total
Wireless service contracts	~~W~~	22,026	—	—	22,026
Customer loyalty programs		13,704	2,123	882	16,709
Fixed-line service contracts		91,966	9,687	5,263	106,916
Security services		22,953	5,764	1,880	30,597
Others		79,243	1,798	3,307	84,348

	~~W~~	229,892	19,372	11,332	260,596

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

10.	Inventories

(1)	Details of inventories as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020				December 31, 2019
	Acquisition cost		Write-down	Carrying amount	Acquisition cost	Write-down	Carrying amount
Merchandise	~~W~~	172,762	(10,566)	162,196	162,485	(14,557)	147,928
Finished goods		3,730	(1,879)	1,851	4,264	(2,265)	1,999
Work in process		2,579	(818)	1,761	2,674	(539)	2,135
Raw materials		11,921	(6,905)	5,016	12,369	(7,967)	4,402
Supplies		619	—	619	7,112	(694)	6,418

	~~W~~	191,611	(20,168)	171,443	188,904	(26,022)	162,882

(2)

Inventories recognized as operating expenses for the years ended December 31, 2020 and 2019 are ~~W~~1,385,016 million and ~~W~~1,498,249 million, respectively, which are included in the cost of goods sold. In addition, valuation losses on inventories which are included in the cost of goods sold amount to ~~W~~418 million and ~~W~~15,460 million during the years ended December 31, 2020 and 2019, respectively. Write-downs included in other operating expenses during the years ended December 31, 2020 and 2019 are ~~W~~364 million and ~~W~~2,140 million, respectively.

11.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	Category	December 31, 2020		December 31, 2019
Beneficiary certificates	FVTPL	~~W~~	150,392	166,666

(2)	Details of long-term investment securities as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	Category	December 31, 2020		December 31, 2019
Equity instruments	FVOCI(*)	~~W~~	1,454,361	710,272
	FVTPL		67,833	1,011

			1,522,194	711,283
Debt instruments	FVOCI		1,080	4,627
	FVTPL		125,563	141,305

			126,643	145,932

		~~W~~	1,648,837	857,215

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

11.	Investment Securities, Continued

(2)	Details of long-term investment securities as of December 31, 2020 and 2019 are as follows, Continued:

(*)

The Group designated investment in equity instruments that are not held for trading as financial assets at FVOCI, the amounts to those FVOCI as of December 31, 2020 and 2019 are ~~W~~1,454,361 million and ~~W~~ 710,272 million, respectively. During the year ended December 31, 2019, the Group disposed of 6,109,000 common shares issued by Hana Financial Group Inc. in exchange for ~~W~~ 221,146 million in cash. The valuation gain on financial assets at FVOCI of ~~W~~30,073 million was reclassified from reserves to retained earnings. Also, the Group acquired 2,177,401 shares of Kakao Co., Ltd. in exchange for ~~W~~302,321 million in cash and designated the investments as financial assets at FVOCI. In relation to this transaction, the Parent Company disposed 1,266,620 of its treasury shares to Kakao Co., Ltd. in exchange for ~~W~~300,000 million in cash. (See note 24) As this transaction is considered as a forward transaction, the Group recognized ~~W~~28,787 million of gain of settlement of derivatives, the difference of fair value between the contract date and the transaction date.

12.	Business Combinations

(1)	2020

1)	Merger of Tbroad Co., Ltd. and two other companies by SK Broadband Co., Ltd.

On April 30, 2020, SK Broadband Co., Ltd., a subsidiary of the Parent Company, merged with Tbroad Co., Ltd., Tbroad Dongdaemun Broadcasting Co., Ltd. and Korea Digital Cable Media Center Co., Ltd. in order to strengthen the competitiveness and enhance the synergy as a comprehensive media company. The considerations transferred included shares of SK Broadband Co., Ltd transferred based on the merger ratio and the obligations and rights due to shareholders’ agreement with the acquiree’s shareholders, both measured at fair value as of April 30, 2020. The Group recognized the difference between the fair value of net assets acquired and the consideration transferred amounting to ~~W~~405,639 million as goodwill.

The Group’s consolidated revenue and profit for the year would have been ~~W~~18,831,147 million and ~~W~~1,516,857 million, respectively, if the acquisition has occurred on January 1, 2020. The Group cannot reasonably identify the acquiree’s revenue and profit for the year included in the consolidated statement of income, as the business of Tbroad Co., Ltd. and the other two companies were merged with the Group’s subsidiary, SK Broadband Co., Ltd, and no separate financial information post acquisition is available.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

12.	Business Combinations, Continued

(1)	2020, Continued

1)	Merger of Tbroad Co., Ltd. and two other companies by SK Broadband Co., Ltd., Continued

Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Fair value of shares of SK Broadband Co., Ltd.	~~W~~	862,147
Fair value of derivative liability (*1)		320,984
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		110,644
Short-term financial instruments		6
Accounts receivable – trade and other		66,241
Prepaid expenses		36,324
Contract assets		14,033
Long-term investment securities		6,239
Investments in associates and joint ventures		13,637
Property and equipment, net		245,654
Intangible assets, net(*2)		423,515
Other assets		3,261
Deferred tax assets		1,296
Accounts payable – trade and other		(105,179)
Contract liabilities		(1,674)
Income tax payable		(18,065)
Provisions		(2,755)
Defined benefit liabilities		(30)
Other liabilities		(15,655)

	~~W~~	777,492

III. Goodwill (I-II)		405,639

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

12.	Business Combination, Continued

(1)	2020, Continued

1)	Merger of Tbroad Co., Ltd. and two other companies by SK Broadband Co., Ltd., Continued

(*1)

The Parent Company has recognized fair value of obligations and rights in connection with the shareholders’ agreement with the acquiree’s shareholders as consideration for the business combination. (See note 22)

(*2)

Identifiable intangible assets recognized by the Group in the business combination included customer relationships measured at fair value on the acquisition date of ~~W~~374,019 million. Fair value of the customer relationship was estimated based on the multi-period excess earnings method (“MPEEM”). MPEEM is a valuation technique under income approach which estimates fair value by discounting the expected future excess earnings attributable to an intangible asset using risk adjusted discount rate. The following table shows the details of valuation technique used in measuring fair values as well as the significant unobservable inputs used.

Type	Valuation technique	Siginificant unobservable inputs	Interrelationship between key unobservable inputs and fair value measurement
Customer relationship	MPEEM	• Estimated revenue per user • Future churn rates • Weighted average cost of capital (“WACC”) (7.7% for Tbroad Co., Ltd. and 8.3% for Tbroad Dongdaemun Broadcasting Co., Ltd.)

•  The fair value of customer relationship will increase if expected revenue per subscriber increases and customer churn rate in the future and WACC decrease.

•  The fair value of customer relationship will decrease if expected revenue per subscriber decreases and customer churn rate in the future and WACC increase.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

12.	Business Combination, Continued

(1)	2020, Continued

2)	Acquisition of Broadband Nowon Co., Ltd. by the Parent Company

The Parent Company has obtained control by acquiring 627,000 shares(55%) of Tbroad Nowon Broadcasting Co., Ltd., and Tbroad Nowon Broadcasting Co., Ltd. changed its name to Broadband Nowon Co., Ltd. during the year ended December 31, 2020. The consideration transferred was ~~W~~10,421 million in cash and the difference between the fair value of net assets acquired and the consideration transferred amounting to ~~W~~733 million was recognized as other non-operating income. Subsequent to the acquisition, Broadband Nowon Co., Ltd. recognized revenue of ~~W~~5,756 million, and net profit of ~~W~~426 million.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	Broadband Nowon Co., Ltd.
Location	21, 81gil, Dobong-ro, Gangbuk-gu, Seoul, Korea
CEO	Yoo, Chang-Wan
Industry	Cable broadcasting services

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	10,421
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		18,106
Accounts receivable – trade and other		1,122
Property and equipment, net		1,784
Intangible assets, net		360
Other assets		595
Accounts payable – trade and other		(1,351)
Other liabilities		(336)

		20,280
III. Non-controlling interests:
Non-controlling interests		9,126

IV. Gain on bargain purchase (I-II+III)	~~W~~	(733)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

12.	Business Combination, Continued

(1)	2020, Continued

3)	Acquisition of security equipment construction and security services business of SK hystec inc. by ADT CAPS Co., Ltd.

ADT CAPS Co., Ltd., a subsidiary of the Parent Company, acquired the security equipment construction and security services business from SK hystec inc., a related party of the Group, in order to strengthen the expertise and the competitiveness of security business during the year ended December 31, 2020. The consideration transferred was ~~W~~8,047 million, among which ~~W~~2,958 million was paid in cash during the year ended December 31, 2020 and the remaining balance will be paid at ~~W~~3,000 million annually in July 2021 and July 2022. The Group recognized the difference between the fair value of net assets acquired and the consideration transferred amounting to ~~W~~2,892 million as goodwill.

Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	8,047
II. Fair value of identifiable assets acquired and liabilities assumed:
Accounts receivable – trade and other		6,787
Property and equipment, net		363
Intangible assets, net		6,460
Other assets		4
Accounts payable – trade and other		(5,306)
Defined benefit liabilities		(1,227)
Deferred tax liabilities		(1,554)
Other liabilities		(372)

		5,155

III. Goodwill (I-II)	~~W~~	2,892

4)	Business combination under common control: Merger of Life & Security Holdings Co., Ltd. by SK Infosec Co., Ltd.

SK Infosec Co., Ltd. merged with Life & Security Holdings Co., Ltd., a subsidiary of the Parent Company, to improve business management efficiency on December 30, 2020. As this transaction is a business combination under common control, the acquired assets and liabilities were recognized at the carrying amounts in the ultimate controlling entity’s consolidated financial statements and there is no effect on the assets and liabilities of consolidated financial statements. As a result of the merger, the Parent Company’s ownership interest of SK Infosec Co., Ltd. has changed from 100% to 62.6%.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

12.	Business Combination, Continued

(2)	2019

1)	Acquisition of Incross Co., Ltd. by the Parent Company

The Parent Company acquired 2,786,455 shares of Incross Co., Ltd. at ~~W~~53,722 million in cash during the year ended December 31, 2019 in order to expand digital advertising business through the integration of the Group’s technological capabilities. Although the Parent Company owns less than 50% of the investee, the management has determined that the Parent Company controls Incross Co., Ltd. considering the level of dispersion of remaining voting rights and voting patterns at previous shareholders’ meetings, and the fact that the Parent Company has a right to appoint the majority of the members of board of directors by the virtue of an agreement with the investee’s other shareholders. Incross Co., Ltd. reported ~~W~~19,787 million of revenue and ~~W~~5,756 million of profit since the Group obtained control.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	Incross Co., Ltd.
Location	5th floor, 1926, Nambusunhwan-ro, Gwanak-gu, Seoul, Korea
CEO	Lee Jae won
Industry	Media representative business

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amount
I. Considerations transferred:
Cash and cash equivalents	~~W~~	53,722
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		17,400
Short-term financial instruments		24,941
Accounts receivable – trade and other		67,259
Property and equipment, net		2,411
Intangible assets, net		2,709
Other assets		9,254
Trade and other payables		(57,309)
Other liabilities		(1,984)

		64,681
III. Non-controlling interests:		40,592

IV. Goodwill (I-II+III)	~~W~~	29,633

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

13.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2020 and 2019 are as follows:

(In millions of won)
		December 31, 2020			December 31, 2019
	Country	Ownership (%)	Carrying amount		Ownership (%)	Carrying amount
Investments in associates:
SK China Company Ltd.	China	27.3	~~W~~	555,133	27.3	~~W~~	568,459
Korea IT Fund(*1)	Korea	63.3		323,294	63.3		311,552
KEB HanaCard Co., Ltd.(*2)	Korea	15.0		314,930	15.0		294,756
SK Telecom CS T1 Co., Ltd.(*1)	Korea	54.9		53,010	54.9		60,305
NanoEnTek, Inc.(*3)	Korea	28.4		43,190	28.6		42,127
UniSK	China	49.0		15,700	49.0		14,342
SK Technology Innovation Company	Cayman Islands	49.0		41,579	49.0		43,997
SK MENA Investment B.V.	Netherlands	32.1		14,043	32.1		14,904
SK hynix Inc.	Korea	20.1		12,251,861	20.1		11,425,325
SK Latin America Investment S.A.	Spain	32.1		13,930	32.1		13,698
Grab Geo Holdings PTE. LTD.	Singapore	30.0		30,063	30.0		31,269
SK South East Asia Investment Pte. Ltd.(*4)	Singapore	20.0		311,990	20.0		250,034
Pacific Telecom Inc.(*2)	USA	15.0		39,723	15.0		40,016
S.M. Culture & Contents Co., Ltd.(*5)	Korea	23.3		62,248	23.4		63,469
Content Wavve Co., Ltd.	Korea	30.0		75,803	30.0		83,640
Hello Nature Co., Ltd.(*6)	Korea	49.9		11,969	49.9		13,620
Digital Games International Pte. Ltd.(*7)	Singapore	33.3		6,449	—		—
Invites Healthcare Co., Ltd.(*8)	Korea	43.5		25,536	—		—
Nam Incheon Broadcasting Co., Ltd.(*9)	Korea	27.3		10,902	—		—
NANO-X IMAGING LTD.(*2,10)	Israel	5.6		28,484	—		—
Home Choice Corp.(*2,9)	Korea	17.8		3,585	—		—
Carrot General Insurance Co., Ltd. (Formerly, Carrot Co., Ltd)(*11)	Korea	21.4		13,469	9.9		6,459
12CM JAPAN and others(*2,8,12)	—	—		65,750	—		58,884

				14,312,641			13,336,856

Investments in joint ventures:
Dogus Planet, Inc.(*13)	Turkey	50.0		15,071	50.0		15,921
Finnq Co., Ltd. (*13)	Korea	49.0		13,342	49.0		22,880
NEXTGEN BROADCAST SERVICES CO, LLC(*13)	USA	50.0		5,850	50.0		7,961
NEXTGEN ORCHESTRATION, LLC(*13)	USA	50.0		1,600	50.0		1,646
Techmaker GmbH(*13)	Germany	50.0		5,609	—		—

				41,472			48,408

			~~W~~	14,354,113		~~W~~	13,385,264

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

13.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2020 and 2019 are as follows, Continued:

(*1)

Investments in Korea IT Fund and SK Telecom CS T1 Co., Ltd. were classified as investment in associates as the Group does not have control over the investee under the contractual agreement with other shareholders.

(*2)

These investments were classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of the board of directors even though the Group has less than 20% of equity interests.

(*3)	The ownership interest has changed as third-party share option was exercised and convertible bonds were converted during the year ended December 31, 2020.
(*4)	The Group additionally contributed ~~W~~119,770 million in cash during the year ended December 31, 2020, but there is no change in the ownership interest.
(*5)

The ownership interest has changed as S.M. Culture & Contents Co., Ltd. issued 549,094 shares of common stock as a result of the merger with Hoteltrees Co., Ltd. during the year ended December 31, 2020.

(*6)	The Group additionally contributed ~~W~~9,980 million in cash during the year ended December 31, 2020, but there is no change in the ownership interest.
(*7)	The Group newly invested ~~W~~8,810 million in cash during the year ended December 31, 2020.
(*8)

The Group transferred the entire shares of Health Connect Co., Ltd. and assets related to the digital disease management business during the year ended December 31, 2020. The Group acquired 279,999 shares of common stock and 140,000 shares of convertible preferred stock of Invites Healthcare Co., Ltd. in consideration of the transfer and recognized ~~W~~9,372 million of gain on investments in associates and ~~W~~12,451 million of gain on the business transfer. After the transaction, Invites Healthcare Co., Ltd. increased its capital by a third-party allotment which changed the Group’s ownership interest.

(*9)

The Group acquired the shares of Nam Incheon Broadcasting Co., Ltd. and Home Choice Corp. from the merger with Tbroad Co., Ltd., Tbroad Dongdaemun Broadcasting Co., Ltd. and Korea Digital Cable Media Center Co., Ltd.

(*10)

The Group obtained significant influence by contributing ~~W~~24,015 million in cash for the year ended December 31, 2020 and reclassified ~~W~~3,621 million from financial assets at FVOCI to investments in associates. Meanwhile, NANO-X IMAGING LTD. has been listed on NASDAQ since the Group obtained significant influence. The ownership interest of the Group has changed due to issuance of new shares through listing and the exercise of right to acquire new shares by a third party.

(*11)

Group acquired 1,360,000 shares of common stock and 2,640,000 shares of preferred stock of Carrot General Insurance Co., Ltd. (formerly, Carrot Co., Ltd.) at ~~W~~6,800 million and ~~W~~13,200 million, respectively, during the year ended December 31, 2019, and has converted the entire preferred stock into common stock during the year ended December 31, 2020.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

13.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2020 and 2019 are as follows, Continued:

(*12)	The Group disposed the entire shares of SK Telecom Smart City Management Co., Ltd. and recognized ~~W~~4,485 million of gain relating to investments in associates during the year ended December 31, 2020.
(*13)	These investments were classified as investments in joint ventures as the Group has a joint control pursuant to the agreement with the other shareholders.

(2)	The market value of investments in listed associates as of December 31, 2020 and 2019 are as follows:

(In millions of won, except for share data)
	December 31, 2020				December 31, 2019
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
NanoEnTek, Inc.	~~W~~	8,620	7,600,649	65,518	5,620	7,600,649	42,716
SK hynix Inc.		118,500	146,100,000	17,312,850	94,100	146,100,000	13,748,010
S.M.Culture & Contents Co.,Ltd.		1,630	22,033,898	35,915	1,530	22,033,898	33,712
NANO-X IMAGING LTD.		49,678	2,607,466	129,534	—	—	—

(3)	The condensed financial information of significant associates as of and for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	SK hynix Inc.		KEB HanaCard Co., Ltd.	Korea IT Fund	SK China Company Ltd.	SK South East Asia Investment Pte. Ltd.
	As of December 31, 2020
Current assets	~~W~~	16,570,953	7,910,517	107,652	380,413	797,045
Non-current assets		54,602,900	298,438	402,812	1,706,634	1,672,412
Current liabilities		9,072,360	897,594	—	51,025	67
Non-current liabilities		10,192,396	5,531,968	—	308,606	—

	2020
Revenue	~~W~~	31,900,418	1,231,815	52,330	107,791	—
Profit (loss) for the year		4,758,914	154,521	36,615	20,369	(158,680)
Other comprehensive income (loss)		(107,378)	(4,283)	9,647	42,921	(390,851)
Total comprehensive income (loss)		4,651,536	150,238	46,262	63,290	(549,531)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

13.	Investments in Associates and Joint Ventures, Continued

(3)	The condensed financial information of significant associates as of and for the years ended December 31, 2020 and 2019 are as follows, Continued:

(In millions of won)
	SK hynix Inc.		KEB HanaCard Co., Ltd.	Korea IT Fund	SK China Company Ltd.	SK South East Asia Investment Pte. Ltd.
	As of December 31, 2019
Current assets	~~W~~	14,457,602	7,974,407	113,233	615,028	81,065
Non-current assets		50,331,892	207,284	378,691	1,442,748	1,797,239
Current liabilities		7,874,033	1,015,657	—	59,395	94
Non-current liabilities		8,972,266	5,537,850	—	215,354	—

	2019
Revenue	~~W~~	26,990,733	1,236,678	70,565	116,269	—
Profit for the year		2,016,391	56,281	53,867	23,474	1,190
Other comprehensive income (loss)		94,023	(4,458)	6,132	(15,093)	97,508
Total comprehensive income		2,110,414	51,823	59,999	8,381	98,698

(4)	The condensed financial information of significant joint ventures as of and for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	Dogus Planet, Inc.		Finnq Co., Ltd.
	As of December 31, 2020
Current assets	~~W~~	55,951	26,781
Cash and cash equivalents		9,083	23,936
Non-current assets		30,408	8,530
Current liabilities		46,186	7,367
Accounts payable, other payables and provisions		28,145	5,094
Non-current liabilities		10,031	879

	2020
Revenue	~~W~~	177,084	3,937
Depreciation and amortization		(4,642)	(4,417)
Interest income		1,878	29
Interest expense		(555)	(51)
Profit (loss) for the year		7,030	(19,426)
Total comprehensive loss		(1,659)	(19,426)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

13.	Investments in Associates and Joint Ventures, Continued

(4)	The condensed financial information of significant joint ventures as of and for the years ended December 31, 2020 and 2019 are as follows, Continued:

(In millions of won)
	Dogus Planet, Inc.		Finnq Co., Ltd.
	As of December 31, 2019
Current assets	~~W~~	59,632	42,995
Cash and cash equivalents		13,422	40,619
Non-current assets		25,247	11,389
Current liabilities		52,238	6,756
Accounts payable, other payables and provisions		35,459	5,062
Non-current liabilities		800	1,099

	2019
Revenue	~~W~~	136,777	1,968
Depreciation and amortization		(5,487)	(4,769)
Interest income		1,455	12
Interest expense		(92)	(198)
Profit (loss) for the year		9,294	(17,079)
Total comprehensive income (loss)		9,294	(17,361)

(5)

Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
SK hynix Inc.(*1,2)	~~W~~	51,883,236	20.1	11,082,048	1,169,813	12,251,861
KEB HanaCard Co., Ltd.		1,779,393	15.0	266,909	48,021	314,930
Korea IT Fund		510,464	63.3	323,294	—	323,294
SK China Company Ltd.(*1)		1,725,949	27.3	470,687	84,446	555,133
SK South East Asia Investment Pte. Ltd.(*1)		1,559,951	20.0	311,990	—	311,990

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

13.	Investments in Associates and Joint Ventures, Continued

(5)

Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of December 31, 2020 and 2019 are as follows, Continued:

(In millions of won)
	December 31, 2019
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
SK hynix Inc.(*1,2)	~~W~~	47,928,415	20.1	10,237,314	1,188,011	11,425,325
KEB HanaCard Co., Ltd.		1,628,184	15.0	244,228	50,528	294,756
Korea IT Fund		491,924	63.3	311,552	—	311,552
SK China Company Ltd.(*1)		1,772,419	27.3	483,360	85,099	568,459
SK South East Asia Investment Pte. Ltd.(*1)		1,250,168	20.0	250,034	—	250,034

(*1)	Net assets of these entities represent net assets excluding those attributable to their non-controlling interests.
(*2)

The ownership interest is based on the number of shares owned by the Parent Company divided by the total shares issued by the investee company. The Group applied the equity method using the effective ownership interest which is based on the number of shares owned by the Parent Company and the investee’s total shares outstanding. The effective ownership interest applied for the equity method is 21.36%.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

13.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)	2020
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other compre- hensive income (loss)	Other increase (decrease)	Business Combina- tion	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	568,459	—	3,752	(17,078)	—	—	555,133
Korea IT Fund(*1)		311,552	—	23,189	6,110	(17,557)	—	323,294
KEB HanaCard Co., Ltd.		294,756	—	20,671	(497)	—	—	314,930
SK Telecom CS T1 Co., Ltd.		60,305	—	(7,282)	(13)	—	—	53,010
NanoEnTek, Inc.		42,127	143	830	90	—	—	43,190
UniSK(*1)		14,342	—	1,403	168	(213)	—	15,700
SK Technology Innovation Company		43,997	—	184	(2,602)	—	—	41,579
SK MENA Investment B.V.		14,904	—	—	(861)	—	—	14,043
SK hynix Inc.(*1)		11,425,325	—	995,117	(22,481)	(146,100)	—	12,251,861
SK Latin America Investment S.A.		13,698	—	(40)	272	—	—	13,930
Grab Geo Holdings PTE. LTD.		31,269	—	(425)	(781)	—	—	30,063
SK South East Asia Investment Pte. Ltd.		250,034	119,770	11,250	(69,064)	—	—	311,990
Pacific Telecom Inc.(*1)		40,016	—	2,307	(1,621)	(979)	—	39,723
S.M. Culture & Contents Co., Ltd.		63,469	(162)	(813)	(246)	—	—	62,248
Contents Wavve Co., Ltd.		83,640	—	(7,837)	—	—	—	75,803
Hello Nature Co., Ltd.(*2)		13,620	9,980	(11,118)	(79)	(434)	—	11,969
Digital Games International Pte. Ltd.		—	8,810	(2,038)	(323)	—	—	6,449
Invites Healthcare Co., Ltd.		—	28,000	(2,645)	181	—	—	25,536
Nam Incheon Broadcasting Co., Ltd.		—	—	676	—	—	10,226	10,902
NANO-X IMAGING LTD.(*3)		—	28,515	(747)	—	716	—	28,484
Home Choice Corp.		—	—	174	—	—	3,411	3,585
Carrot General Insurance Co., Ltd. (Formerly, Carrot Co., Ltd.)(*4)		6,459	31	(6,188)	(33)	13,200	—	13,469
12CM JAPAN and others(*5)		58,884	(1,508)	(2,134)	(2,302)	12,810	—	65,750

		13,336,856	193,579	1,018,286	(111,160)	(138,557)	13,637	14,312,641

Investments in joint ventures:
Dogus Planet, Inc.		15,921	—	3,453	(4,303)	—	—	15,071
Finnq Co., Ltd.		22,880	—	(9,538)	—	—	—	13,342
NEXTGEN BROADCAST SERVICES CO, LLC		7,961	—	(1,769)	—	(342)	—	5,850
NEXTGEN ORCHESTRATION, LLC		1,646	—	57	—	(103)	—	1,600
Techmaker GmbH		—	5,609	—	—	—	—	5,609

		48,408	5,609	(7,797)	(4,303)	(445)	—	41,472

	~~W~~	13,385,264	199,188	1,010,489	(115,463)	(139,002)	13,637	14,354,113

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

13.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2020 and 2019 are as follows, Continued:

(*1)	Dividends received from the associates are deducted from the carrying amount during the year ended December 31, 2020.
(*2)	The Group recognized ~~W~~434 million of impairment loss for the investments in Hello Nature Co., Ltd. for the year ended December 31, 2020.
(*3)	As the Group obtained significant influence, ~~W~~3,621 million of financial assets at FVOCI are reclassified to the investment in associates for the year ended December 31, 2020.
(*4)

The Group acquired 1,360,000 of common shares and 2,640,000 of preferred shares of Carrot General Insurance Co., Ltd.(Formerly, Carrot Co., Ltd.) at ~~W~~6,800 million and ~~W~~13,200 million, respectively, in cash during the year ended December 31, 2019 and the entire preferred shares were converted to common shares during the year ended December 31, 2020.

(*5)

The acquisitions for the year ended December 31, 2020 include ~~W~~1,600 million of cash investment in Laguna Dynamic Game Contents Fund and ~~W~~1,342 million of cash investment in KDX Korea Data Exchange and ~~W~~708 million relating to contribution of WALDEN SKT VENTURE FUND. The disposals for the year ended December 31, 2020 include ~~W~~1,142 million relating to transfer of the shares of Health Connect Co., Ltd. and ~~W~~2,056 million relating to liquidation of 2010 KIF-Stonebridge IT Fund and ~~W~~1,984 million relating to disposal of the entire shares of SK Telecom Smart City Management Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

13.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2020 and 2019 are as follows, Continued:

(In millions of won)	2019
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other compre- hensive income (loss)	Other increase (decrease)	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	551,548	—	4,916	11,995	—	568,459
Korea IT Fund(*1)		281,684	—	34,116	3,884	(8,132)	311,552
KEB HanaCard Co., Ltd.		288,457	—	6,827	(528)	—	294,756
SK Telecom CS T1 Co.,Ltd.		—	60,305	—	—	—	60,305
NanoEnTek, Inc.		40,974	(43)	1,220	(24)	—	42,127
UniSK(*1)		13,486	—	728	347	(219)	14,342
SK Technology Innovation Company		42,469	—	89	1,439	—	43,997
SK MENA Investment B.V.		14,420	—	4	480	—	14,904
SK hynix Inc.(*1)		11,208,315	—	416,168	20,008	(219,166)	11,425,325
SK Latin America Investment S.A.		13,313	—	74	311	—	13,698
Grab Geo Holdings PTE. LTD.		—	30,518	(17)	768	—	31,269
SK South East Asia Investment Pte. Ltd.		111,000	113,470	6,062	19,502	—	250,034
Pacific Telecom Inc.		37,075	—	2,689	252	—	40,016
S.M.Culture & Contents Co., Ltd.		63,801	—	464	(796)	—	63,469
Contents Wavve Co., Ltd.		—	90,858	(7,218)	—	—	83,640
Hello Nature Ltd.(*2)		28,549	—	(6,580)	(16)	(8,333)	13,620
Health Connect Co., Ltd. and others(*1,3)		96,522	7,444	(17,142)	3,101	(24,582)	65,343

		12,791,613	302,552	442,400	60,723	(260,432)	13,336,856

Investments in joint ventures:
Dogus Planet, Inc.		12,487	(81)	4,628	(1,113)	—	15,921
Finnq Co., Ltd.		7,671	24,500	(8,441)	(850)	—	22,880
NEXTGEN BROADCAST SERVICES CO, LLC		—	8,160	(144)	—	(55)	7,961
NEXTGEN ORCHESTRATION, LLC		—	1,748	(91)	—	(11)	1,646
Celcom Planet(*4)		—	6,141	(6,141)	—	—	—

		20,158	40,468	(10,189)	(1,963)	(66)	48,408

	~~W~~	12,811,771	343,020	432,211	58,760	(260,498)	13,385,264

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

13.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2020 and 2019 are as follows, Continued:

(*1)	Dividends received from the associates are deducted from the carrying amount during the year ended December 31, 2019.
(*2)	The Group recognized ~~W~~8,333 million of impairment loss for the investments in Hello Nature Co., Ltd. during the year ended December 31, 2019.
(*3)

The acquisition for the year ended December 31, 2019 includes ~~W~~6,800 million of cash investments in Carrot General Insurance Co., Ltd.(Formerly, Carrot Co., Ltd.), and others. Other increase (decrease) includes the changes in book value due to the reclassification of FSK L&S Co., Ltd. as investments in subsidiary from investments in associates.

(*4)	Investment in Celcom Planet was disposed during year ended December 31, 2019.

(7)

The Group discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. The details of cumulative unrecognized equity method losses as of December 31, 2020 are as follows:

(In millions of won)	Unrecognized loss			Unrecognized change in equity
	2020		Cumulative loss	2020	Cumulative loss
Wave City Development Co., Ltd.	~~W~~	(1,970)	2,400	—	—
Daehan Kanggun BcN Co., Ltd. and others		295	10,947	14	(124)

	~~W~~	(1,675)	13,347	14	(124)

14.	Property and Equipment

(1)	Property and equipment as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	~~W~~	1,039,323	—	—	1,039,323
Buildings		1,747,445	(888,389)	(450)	858,606
Structures		913,102	(594,098)	(1,601)	317,403
Machinery		36,152,031	(27,761,449)	(14,370)	8,376,212
Other		2,047,405	(1,391,201)	(2,588)	653,616
Right-of-use assets		1,961,346	(489,311)	—	1,472,035
Construction in progress		659,882	—	—	659,882

	~~W~~	44,520,534	(31,124,448)	(19,009)	13,377,077

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

14.	Property and Equipment, Continued

(1)	Property and equipment as of December 31, 2020 and 2019 are as follows, Continued:

(In millions of won)
	December 31, 2019
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	~~W~~	981,389	—	—	981,389
Buildings		1,715,619	(847,761)	(450)	867,408
Structures		910,049	(561,379)	(1,601)	347,069
Machinery		34,120,057	(26,161,923)	(33,742)	7,924,392
Other		2,079,265	(1,345,074)	(3,125)	731,066
Right-of-use assets		1,665,923	(339,295)	—	1,326,628
Construction in progress		755,508	—	—	755,508

	~~W~~	42,227,810	(29,255,432)	(38,918)	12,933,460

(2)	Changes in property and equipment for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020
	Beginning balance		Acquisition	Disposal	Transfer	Deprecia- tion	Impairment (*1)	Business combina- tion(*2)	Ending balance
Land	~~W~~	981,389	525	(20,415)	37,532	—	—	40,292	1,039,323
Buildings		867,408	3,034	(21,811)	48,160	(55,215)	—	17,030	858,606
Structures		347,069	2,542	(4,417)	9,167	(36,995)	—	37	317,403
Machinery		7,924,392	553,052	(32,369)	2,180,445	(2,419,522)	(1,745)	171,959	8,376,212
Other		731,066	945,499	(6,486)	(817,819)	(203,376)	—	4,732	653,616
Right-of-use assets		1,326,628	736,157	(163,217)	—	(436,231)	—	8,698	1,472,035
Construction in progress		755,508	1,625,218	(16,162)	(1,709,735)	—	—	5,053	659,882

	~~W~~	12,933,460	3,866,027	(264,877)	(252,250)	(3,151,339)	(1,745)	247,801	13,377,077

(*1)	The Group recognized impairment losses for obsolete assets during the year ended December 31, 2020.
(*2)	Includes assets from the acquisition of Broadband Nowon Co., Ltd. and from the merger of Tbroad Co., Ltd. and two other companies by SK Broadband Co., Ltd., a subsidiary of the Parent Company.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

14.	Property and Equipment, Continued

(2)	Changes in property and equipment for the years ended December 31, 2020 and 2019 are as follows, Continued:

(In millions of won)
	2019
	Beginning balance		Acquisition	Disposal	Transfer	Deprecia- tion	Impair- ment(*1)	Business combina- tion(*2)	Disposal of subsidiaries	Ending balance
Land	~~W~~	938,344	3,297	(275)	39,454	—	—	569	—	981,389
Buildings		863,294	8,117	(2,886)	52,775	(54,100)	(450)	658	—	867,408
Structures		356,039	18,246	(48)	10,582	(36,149)	(1,601)	—	—	347,069
Machinery		7,129,154	821,576	(25,595)	2,349,133	(2,316,598)	(33,278)	—	—	7,924,392
Other		847,483	1,443,327	(5,816)	(1,355,232)	(199,106)	(147)	557	—	731,066
Right-of-use assets		890,339	1,141,349	(257,226)	—	(448,817)	—	1,080	(97)	1,326,628
Construction in progress		565,357	1,515,617	(22,338)	(1,303,128)	—	—	—	—	755,508

	~~W~~	11,590,010	4,951,529	(314,184)	(206,416)	(3,054,770)	(35,476)	2,864	(97)	12,933,460

(*1)	The Group recognized impairment losses for obsolete assets during the year ended December 31, 2019.
(*2)	Includes assets from the acquisitions of FSK L&S Co., Ltd. and Incross Co.,Ltd.

15.	Lease

(1)	As a lessee

1)	Details of the right-of-use assets as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Land, buildings and structures	~~W~~	1,269,753	1,131,035
Others		202,282	195,593

	~~W~~	1,472,035	1,326,628

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

15.	Lease, Continued

(1)	As a lessee, Continued

2)	Details of amounts recognized in the consolidated statements of income for the years ended December 31, 2020 and 2019 as a lessee are as follows:

(In millions of won)
	2020		2019
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	347,166	359,755
Others		89,065	89,062

	~~W~~	436,231	448,817

Interest expense on lease liabilities	~~W~~	22,976	25,981
Expenses related to short-term leases		20,193	19,098
Expenses related to leases of low-value assets except for short-term leases		3,297	2,550

3)	The total cash outflows due to lease payments for the years ended December 31, 2020 and 2019 amounted to ~~W~~459,132 million and ~~W~~489,440 million.

(2)	As a lessor

1)	Finance lease

The Group recognized interest income of ~~W~~2,223 million and ~~W~~1,712 million on lease receivables for the years ended December 31, 2020 and 2019.

The following table sets out a maturity analysis for lease receivables, presenting the undiscounted lease payments to be received subsequent to December 31, 2020.

(In millions of won)
	Amount
Less than 1 year	~~W~~	26,004
1 ~ 2 years		15,732
2 ~ 3 years		6,794
3 ~ 4 years		3,044
4 ~ 5 years		678
More than 5 year		13

Undiscounted lease payments	~~W~~	52,265

Unrealized finance income		1,941
Net investment in the lease		50,324

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

15.	Lease, Continued

(2)	As a lessor, Continued

2)	Operating lease

The Group recognized lease income of ~~W~~238,545 million and ~~W~~168,482 million for the years ended December 31, 2020 and 2019, respectively, of which variable lease payment received are ~~W~~21,715 million and ~~W~~25,228 million, respectively.

The following table sets out a maturity analysis of lease payments, presenting the undiscounted lease payments to be received subsequent to December 31, 2020.

(In millions of won)
	Amount
Less than 1 year	~~W~~	201,828
1 ~ 2 years		125,681
2 ~ 3 years		40,474
3 ~ 4 years		1,211
4 ~ 5 years		12
More than 5 year		5

	~~W~~	369,211

16.	Goodwill

(1)	Goodwill as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Goodwill related to merger of Shinsegi Telecom, Inc.	~~W~~	1,306,236	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		764,082	358,443
Goodwill related to acquisition of Life & Security Holdings Co., Ltd.		1,155,037	1,155,037
Other goodwill		132,169	129,814

	~~W~~	3,357,524	2,949,530

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

16.	Goodwill, Continued

(2)	Details of the impairment testing of Goodwill as of December 31, 2020 is as follows:

Goodwill is allocated to the following CGUs for the purpose of impairment testing.

•	goodwill related to Shinsegi Telecom, Inc.(*1): Cellular services;

•	goodwill related to SK Broadband Co., Ltd.(*2): Fixed-line telecommunication services;

•	goodwill related to Life & Security Holdings Co., Ltd.(*3): Security services; and

•	other goodwill: Security services and other.

(*1)	Goodwill related to merger of Shinsegi Telecom, Inc.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 6.3%(4.9% in prior year) to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of (-)0.2%((-)0.6% in prior year) was applied for the cash flows expected to be incurred after five years and is not expected to exceed the long-term wireless telecommunication industry growth rate. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

(*2)	Goodwill related to acquisition of SK Broadband Co., Ltd.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 6.9%(5.0% in prior year) to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 1.0%(1.0% in prior year) was applied for the cash flows expected to be incurred after five years and is not expected to exceed the long-term fixed-line telecommunication industry growth rate. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

(*3)	Goodwill related to acquisition of Life & Security Holdings Co., Ltd.

The recoverable amount of the CGU is based on its value in use, which is estimated based on using key assumptions including estimated revenue growth rates, labor costs, annual growth rate applied for the cash flows expected to be incurred after five years (“perpetual growth rate”), and discount rate. The discount rate applied for future cash flows based on financial budgets for the next five years is 7.1% (7.29% in 2019). The estimated revenue growth rates and labor costs are based on past performance, business plans and its expectation of future market changes.

In addition, an annual growth rate of 1.0% (1.0% in 2019) was applied for the cash flows expected to be incurred after five years and does not exceed the long-term growth rate in the security service industry. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount as a result of reasonably possible changes to these assumptions.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

16.	Goodwill, Continued

(3)	Details of the changes in goodwill for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Beginning balance	~~W~~	2,949,530	2,938,563
Acquisition(*1)		408,531	30,962
Impairment loss(*2)		(519)	(21,065)
Other		(18)	1,070

Ending balance	~~W~~	3,357,524	2,949,530

(*1)

It consists of goodwill recognized as SK Broadband Co., Ltd., a subsidiary of the Parent Company, merged with Tbroad Co., Ltd. and two other companies and goodwill recognized from ADT CAPS Co., Ltd.’s acquisition of security equipment construction and security services business from SK hystec inc. during the year ended December 31, 2020. (See Note 12)

(*2)	As a result of the impairment test on DREAMUS COMPANY and Incross Co., Ltd., the carrying value of the CGU exceeds the recoverable amount, thus the Group recognized ~~W~~519 million of impairment loss.

As of December 31, 2020 and 2019, accumulated impairment losses are ~~W~~85,764 million and ~~W~~85,245 million, respectively.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

17.	Intangible Assets

(1)	Intangible assets as of December 31, 2020 and 2019 are as follows:

(In millions of won)	December 31, 2020
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights(*1)	~~W~~	6,210,882	(4,079,729)	(198,388)	1,932,765
Land usage rights		50,503	(45,783)	—	4,720
Industrial rights		116,889	(45,300)	(147)	71,442
Development costs		67,989	(54,771)	(3,854)	9,364
Facility usage rights		159,865	(137,985)	—	21,880
Customer relations		1,091,146	(171,283)	—	919,863
Club memberships(*2)		139,349	—	(32,484)	106,865
Brands(*2)		374,096	—	—	374,096
Other(*3)		4,604,077	(3,586,596)	(22,282)	995,199

	~~W~~	12,814,796	(8,121,447)	(257,155)	4,436,194

(In millions of won)	December 31, 2019
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights	~~W~~	6,210,882	(3,563,381)	—	2,647,501
Land usage rights		53,265	(45,916)	—	7,349
Industrial rights		110,380	(43,522)	(34)	66,824
Development costs		63,840	(50,127)	(2,567)	11,146
Facility usage rights		157,664	(131,832)	—	25,832
Customer relations		607,435	(16,064)	—	591,371
Club memberships(*2)		112,571	—	(32,161)	80,410
Brands(*2)		374,096	—	—	374,096
Other(*3)		4,397,319	(3,313,263)	(22,493)	1,061,563

	~~W~~	12,087,452	(7,164,105)	(57,255)	4,866,092

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

17.	Intangible Assets, Continued

(1)	Intangible assets as of December 31, 2020 and 2019 are as follows, Continued:

(*1)

During the year ended December 31, 2020, the Ministry of Science and Information and Communication Technology approved the discontinuance of 2G service. The Group recognized an impairment loss of ~~W~~12,388 million related to 800MHz frequency usage rights used for 2G service. In addition, as of December 31, 2020, due to the change in its business environment, the Group expects that it is no longer probable that its 28GHz frequency usage rights will be in the condition necessary for it to be capable of operating in the manner intended by management. As a result, the Group performed impairment test over the frequency usage rights. As a result, the recoverable amount (determining based on value in use) exceeded the carrying value, and an impairment loss of ~~W~~186,000 million was recognized.

(*2)	Club memberships and Brands are classified as intangible assets with indefinite useful lives and are not amortized.
(*3)	Other intangible assets primarily consist of computer software and others.

(2)	Changes in intangible assets for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment (*1)	Business Combination(*2)	Ending balance
Frequency usage rights	~~W~~	2,647,501	—	—	—	(516,348)	(198,388)	—	1,932,765
Land usage rights		7,349	550	(100)	—	(3,079)	—	—	4,720
Industrial rights		66,824	1,836	(513)	8,281	(4,825)	(161)	—	71,442
Development costs		11,146	1,141	(294)	3,302	(4,644)	(1,287)	—	9,364
Facility usage rights		25,832	1,810	(3)	434	(6,193)	—	—	21,880
Customer relations		591,371	2,014	(1,604)	491	(52,849)	—	380,440	919,863
Club memberships		80,410	11,821	(35,432)	544	—	(323)	49,845	106,865
Brands(*3)		374,096	—	—	—	—	—	—	374,096
Other		1,061,563	112,011	(13,729)	272,433	(430,719)	(6,410)	50	995,199

	~~W~~	4,866,092	131,183	(51,675)	285,485	(1,018,657)	(206,569)	430,335	4,436,194

(*1)	The Group recognized the difference between recoverable amount and the carrying amount of intangible assets amounting to ~~W~~206,569 million as impairment loss for the year ended December 31, 2020.
(*2)	Includes assets from the acquisition of Broadband Nowon Co., Ltd. and from the merger of Tbroad Co., Ltd. and two other companies by SK Broadband Co., Ltd., a subsidiary of the Parent Company.
(*3)

Brands are recognized in connection with the acquisition of Life & Security Holdings Co., Ltd. and are tested for impairment by comparing the recoverable amounts of CGU to the carrying amounts. (See note 16)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

17.	Intangible Assets, Continued

(2)	Changes in intangible assets for the years ended December 31, 2020 and 2019 are as follows, Continued:

(In millions of won)
	2019
	Beginning balance		Acquisition	Disposal	Transfer	Amorti- zation	Impairment (*1)	Business Combination(*2)	Disposal of subsidiaries	Ending balance
Frequency usage rights	~~W~~	3,139,978	—	—	—	(492,477)	—	—	—	2,647,501
Land usage rights		10,511	2,017	(442)	—	(4,737)	—	—	—	7,349
Industrial rights		83,627	1,409	(1,540)	2,491	(4,696)	—	158	(14,625)	66,824
Development costs		8,990	2,218	—	1,468	(5,359)	(961)	4,790	—	11,146
Facility usage rights		31,027	2,093	(25)	236	(7,499)	—	—	—	25,832
Customer relations		625,091	250	(367)	304	(33,907)	—	—	—	591,371
Club memberships		80,475	2,437	(1,574)	(1,200)	—	(916)	1,188	—	80,410
Brands		374,096	—	—	—	—	—	—	—	374,096
Other		1,157,441	134,911	(5,154)	209,322	(417,571)	(7,517)	1,100	(10,969)	1,061,563

	~~W~~	5,511,236	145,335	(9,102)	212,621	(966,246)	(9,394)	7,236	(25,594)	4,866,092

(*1)	The Group recognized the difference between recoverable amount and the carrying amount of intangible assets amounting to ~~W~~9,394 million as impairment loss for the year ended December 31, 2019.
(*2)	Includes assets from the Parent Company’s acquisitions of FSK L&S Co., Ltd. and Incross Co., Ltd.

(3)	Research and development expenditures recognized as expense for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Research and development costs expensed as incurred	~~W~~	416,445	391,327

(4)	Details of frequency usage rights as of December 31, 2020 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	~~W~~	13,515	CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		125,620	LTE service	Sept. 2013	Dec. 2021
2.6GHz license		728,510	LTE service	Sept. 2016	Dec. 2026
2.1GHz license		94,963	W-CDMA and LTE service	Dec. 2016	Dec. 2021
3.5GHz license(*)		953,474	5G service	Apr. 2019	Nov. 2028
28GHz license(*)		16,683	5G service	—	Nov. 2023

	~~W~~	1,932,765

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

17.	Intangible Assets, Continued

(4)	Details of frequency usage rights as of December 31, 2020 are as follows, Continued:

(*)

The Group participated in the frequency license allocation auction hosted by Ministry of Science and Information and Communication Technology and was assigned the 3.5GHz and 28GHz bands of frequency licenses during the year ended December 31, 2018. The considerations payable for the bands of frequency are ~~W~~1,218,500 million and ~~W~~207,300 million, respectively. These bands of frequency were assigned in December 2018 and the annual payments in installment of the remaining balances will be made for the next ten and five years, respectively. The Group recognized these frequency licenses as intangible assets at the date of initial lump sum payment and began amortization for 3.5GHz frequency license in April 2019. The amortization for 28GHz license which is measured as recoverable value after recognition of impairment loss will begin when it is in the condition necessary for it to be capable of operating in the manner intended by management.

18.	Borrowings and Debentures

(1)	Short-term borrowings as of December 31, 2020 and 2019 are as follows:

(In millions of won and thousands of foreign currency)
	Lender	Annual interest rate (%)	December 31, 2020		December 31, 2019
Short-term borrowings	Citibank	2.45	~~W~~	50,000	—
	KEB Hana Bank(*1)	FTP 1M +1.51		27,000	—
	KEB Hana Bank(*2)	6M financial I (bank) + 1.59		5,000	—
	Shinhan Bank(*2)	6M financial I (bank) + 1.35		15,000	—
	Shinhan Bank(*2)	6M financial I (bank) + 1.60		—	15,000
	KEB Hana Bank(*3)	3M CD + 1.75		—	5,000
	Hana Financial Investment Co., Ltd.	4.50		4,642	—
	DB Financial Investment Co., Ltd.	4.50		2,785	—
	Shinhan Financial Investment Co., Ltd.	4.50		5,571	—
	Woori Bank				603
		7.50		—	(VND 12,068,234)

			~~W~~	109,998	20,603

(*1)	1M FTP rate is 1.14% as of December 31, 2020.
(*2)	6M financial I (bank) rate are 0.92% and 1.52% as of December 31, 2020 and 2019, respectively.
(*3)	3M CD rate is 1.53% as of December 31, 2019.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

18.	Borrowings and Debentures, Continued

(2)	Long-term borrowings as of December 31, 2020 and 2019 are as follows:

(In millions of won and thousands of other currencies)
Lender	Annual interest rate (%)	Maturity	December 31, 2020		December 31, 2019
Korea Development Bank(*1,2)	3M CD + 0.61	Dec. 20, 2021		12,250	24,500
Korea Development Bank(*1,3)	3M CD + 0.71	Dec. 21, 2022		25,000	37,500
Credit Agricole CIB(*1,4)	3M CD + 0.82	Dec. 14, 2023		37,500	50,000
Shinhan Bank and others(*5)	4.21	Sept. 30, 2023		—	1,750,000
KDB Capital and others(*5)	7.20	Sept. 30, 2023		—	150,000
Export Kreditnamnden(*6)	1.70	Apr. 29, 2022		18,726	33,266
				(USD 17,211)	(USD 28,732)
Shinhan Bank and others	3.20	Oct. 5, 2025		1,950,000	—
UBS	0.00	Mar. 28, 2025		617
				(CHF 500)	—
FAE	0.00	May. 7, 2025		617
				(CHF 500)	—

				2,044,710	2,045,266
Less present value discount				(15,786)	(22,729)

				2,028,924	2,022,537
Less current installments				(49,663)	(50,388)

			~~W~~	1,979,261	1,972,149

(*1)	3M CD rate are 0.66% and 1.53% as of December 31, 2020 and 2019, respectively.
(*2)	The long-term borrowings are to be repaid by installments on an annual basis from 2017 to 2021.
(*3)	The long-term borrowings are to be repaid by installments on an annual basis from 2018 to 2022.
(*4)	The long-term borrowings are to be repaid by installments on an annual basis from 2020 to 2023.
(*5)	The long-term borrowings were repaid before maturity during the year ended December 31, 2020.
(*6)	The long-term borrowings are to be repaid by installments on an annual basis from 2014 to 2022.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

18.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2020 and 2019 are as follows:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2020		December 31, 2019
Unsecured corporate bonds	Operating fund	2021	4.22	~~W~~	190,000	190,000
Unsecured corporate bonds	Operating and refinancing fund	2022	3.30		140,000	140,000
Unsecured corporate bonds		2032	3.45		90,000	90,000
Unsecured corporate bonds	Operating fund	2023	3.03		230,000	230,000
Unsecured corporate bonds		2033	3.22		130,000	130,000
Unsecured corporate bonds		2024	3.64		150,000	150,000
Unsecured corporate bonds	Refinancing fund	2021	2.66		150,000	150,000
Unsecured corporate bonds		2024	2.82		190,000	190,000
Unsecured corporate bonds	Operating and refinancing fund	2022	2.40		100,000	100,000
Unsecured corporate bonds		2025	2.49		150,000	150,000
Unsecured corporate bonds		2030	2.61		50,000	50,000
Unsecured corporate bonds	Operating fund	2025	2.66		70,000	70,000
Unsecured corporate bonds		2030	2.82		90,000	90,000
Unsecured corporate bonds	Operating and refinancing fund	2025	2.55		100,000	100,000
Unsecured corporate bonds		2035	2.75		70,000	70,000
Unsecured corporate bonds	Operating fund	2021	1.80		100,000	100,000
Unsecured corporate bonds		2026	2.08		90,000	90,000
Unsecured corporate bonds		2036	2.24		80,000	80,000
Unsecured corporate bonds		2021	1.71		50,000	50,000
Unsecured corporate bonds		2026	1.97		120,000	120,000
Unsecured corporate bonds		2031	2.17		50,000	50,000
Unsecured corporate bonds	Refinancing fund	2020	1.93		—	60,000
Unsecured corporate bonds		2022	2.17		120,000	120,000
Unsecured corporate bonds		2027	2.55		100,000	100,000
Unsecured corporate bonds	Operating and refinancing fund	2032	2.65		90,000	90,000
Unsecured corporate bonds	Refinancing fund	2020	2.39		—	100,000
Unsecured corporate bonds	Operating and refinancing fund	2022	2.63		80,000	80,000
Unsecured corporate bonds	Refinancing fund	2027	2.84		100,000	100,000
Unsecured corporate bonds		2021	2.57		110,000	110,000
Unsecured corporate bonds		2023	2.81		100,000	100,000
Unsecured corporate bonds		2028	3.00		200,000	200,000
Unsecured corporate bonds		2038	3.02		90,000	90,000
Unsecured corporate bonds	Operating and refinancing fund	2021	2.10		100,000	100,000
Unsecured corporate bonds		2023	2.33		150,000	150,000
Unsecured corporate bonds		2038	2.44		50,000	50,000
Unsecured corporate bonds	Operating fund	2022	2.03		180,000	180,000
Unsecured corporate bonds		2024	2.09		120,000	120,000
Unsecured corporate bonds		2029	2.19		50,000	50,000
Unsecured corporate bonds		2039	2.23		50,000	50,000
Unsecured corporate bonds	Operating and refinancing fund	2022	1.40		120,000	120,000
Unsecured corporate bonds		2024	1.49		60,000	60,000
Unsecured corporate bonds		2029	1.50		120,000	120,000
Unsecured corporate bonds		2039	1.52		50,000	50,000
Unsecured corporate bonds		2049	1.56		50,000	50,000

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

18.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2020 and 2019 are as follows, Continued:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2020	December 31, 2019
Unsecured corporate bonds	Operating fund	2022	1.69	230,000	230,000
Unsecured corporate bonds		2024	1.76	70,000	70,000
Unsecured corporate bonds		2029	1.79	40,000	40,000
Unsecured corporate bonds		2039	1.81	60,000	60,000
Unsecured corporate bonds	Operating and refinancing fund	2023	1.64	170,000	—
Unsecured corporate bonds	Operating fund	2025	1.75	130,000	—
Unsecured corporate bonds		2030	1.83	50,000	—
Unsecured corporate bonds		2040	1.87	70,000	—
Unsecured corporate bonds	Refinancing fund	2025	1.40	140,000	—
Unsecured corporate bonds		2030	1.59	40,000	—
Unsecured corporate bonds		2040	1.76	110,000	—
Unsecured corporate bonds(*1)	Operating fund	2020	2.49	—	160,000
Unsecured corporate bonds(*1)		2020	2.43	—	140,000
Unsecured corporate bonds(*1)		2020	2.18	—	130,000
Unsecured corporate bonds(*1)	Operating and refinancing fund	2021	1.77	120,000	120,000
Unsecured corporate bonds(*1)	Operating fund	2022	2.26	150,000	150,000
Unsecured corporate bonds(*1)	Refinancing fund	2020	2.34	—	30,000
Unsecured corporate bonds(*1)	Operating and refinancing fund	2022	2.70	140,000	140,000
Unsecured corporate bonds(*1)		2021	2.59	70,000	70,000
Unsecured corporate bonds(*1)		2023	2.93	80,000	80,000
Unsecured corporate bonds(*1)	Refinancing fund	2022	2.00	50,000	50,000
Unsecured corporate bonds(*1)		2024	2.09	160,000	160,000
Unsecured corporate bonds(*1)	Operating and refinancing fund	2022	1.71	80,000	80,000
Unsecured corporate bonds(*1)		2024	1.71	100,000	100,000
Unsecured corporate bonds(*1)		2026	1.86	50,000	50,000
Unsecured corporate bonds(*1)	Refinancing fund	2023	1.48	100,000	—
Unsecured corporate bonds(*1)	Operating and refinancing fund	2025	1.64	100,000	—
Unsecured corporate bonds(*1)	Refinancing fund	2025	1.41	160,000	—
Private placement corporate bonds(*2)	Operating fund	2023	—	6,292	6,292
Private placement corporate bonds(*2)	Operating fund	2023	—	6,222	6,222
Private placement corporate bonds(*2)	Operating fund	2023	—	6,168	—
Private placement corporate bonds(*2)	Operating fund	2023	—	6,100	—
Unsecured global bonds	Operating fund	2027	6.63	435,200	463,120
				(USD 400,000)	(USD 400,000)
Unsecured global bonds		2023	3.75	544,000	578,900
				(USD 500,000)	(USD 500,000)
Unsecured global bonds(*1)	Refinancing fund	2023	3.88	326,400	347,340
				(USD 300,000)	(USD 300,000)
Floating rate notes(*3)	Operating fund	2020	3M LIBOR	—	347,340
			+ 0.88		(USD 300,000)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

18.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2020 and 2019 are as follows, Continued:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2020	December 31, 2019
Floating rate notes(*3)	Operating fund	2025	3M LIBOR + 0.91	326,400 (USD 300,000)	—

				8,606,782	8,249,214
Less discounts on bonds				(27,039)	(28,381)

				8,579,743	8,220,833
Less current installments of bonds				(889,574)	(966,939)

				7,690,169	7,253,894

(*1)	Unsecured corporate bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.
(*2)	Private placement corporate bonds were issued by SK Infosec Co., Ltd., a subsidiary of the Parent Company.
(*3)	3M LIBOR rates are 0.24% and 1.91% as of December 31, 2020 and 2019, respectively.

19.	Long-term Payables – other

(1)	Long-term payables – other as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Payables related to acquisition of frequency usage rights	~~W~~	1,141,723	1,544,699
Other		631	5,468

	~~W~~	1,142,354	1,550,167

(2)	As of December 31, 2020 and 2019, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See Note 17):

(In millions of won)
	December 31, 2020		December 31, 2019
Long-term payables - other	~~W~~	1,626,040	2,051,389
Present value discount on long-term payables – other		(59,717)	(82,851)
Current installments of long-term payables – other		(424,600)	(423,839)

Carrying amount at December 31	~~W~~	1,141,723	1,544,699

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

19.	Long-term Payables – other, Continued

(3)

The principal amounts of the long-term payables – other repaid during the year ended December 31, 2020 and 2019 are ~~W~~425,349 million, respectively. The repayment schedule of the principal amount of long-term payables – other related to acquisition of frequency usage rights as of December 31, 2020 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	425,349
1~3 years		444,480
3~5 years		382,290
More than 5 years		373,921

	~~W~~	1,626,040

20.	Provisions

Changes in provisions for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020								As of December 31, 2020
	Beginning balance		Increase	Utilization	Reversal	Other	Business Combination	Ending balance	Current	Non-current
Provision for restoration	~~W~~	102,519	15,616	(3,610)	(1,492)	(6)	626	113,653	42,348	71,305
Emission allowance		5,257	7,400	—	(5,233)	—	—	7,424	7,424	—
Other provisions (*)		57,385	3,250	(30,861)	(1,904)	(199)	2,129	29,800	19,591	10,209

	~~W~~	165,161	26,266	(34,471)	(8,629)	(205)	2,755	150,877	69,363	81,514

(*)	~~W~~18,717 million of current provisions are included in the other provisions relating to SK Planet Co., Ltd.’s onerous contracts. (See note 39)

(In millions of won)
	2019								As of December 31, 2019
	Beginning balance		Increase	Utilization	Reversal	Other	Business Combination	Ending balance	Current	Non-current
Provision for restoration	~~W~~	98,060	9,424	(3,409)	(1,711)	115	40	102,519	48,391	54,128
Emission allowance		2,238	5,037	(1,086)	(932)	—	—	5,257	5,257	—
Other provisions (*)		107,229	7,609	(45,260)	(163)	(12,030)	—	57,385	32,672	24,713

	~~W~~	207,527	22,070	(49,755)	(2,806)	(11,915)	40	165,161	86,320	78,841

(*)	~~W~~32,104 million of current provisions and ~~W~~18,018 million of non-current provisions are included in the other provisions relating to SK Planet Co., Ltd.’s onerous contracts.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

21.	Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Present value of defined benefit obligations	~~W~~	1,278,550	1,136,787
Fair value of plan assets		(1,127,163)	(965,654)

Defined benefit assets(*)		(3,557)	(1,125)

Defined benefit liabilities		154,944	172,258

(*)

Since the Group entities neither have legally enforceable right nor intention to settle the defined benefit obligations of Group entities with defined benefit assets of other Group entities, defined benefit assets of Group entities have been separately presented from defined benefit liabilities.

(2)	Principal actuarial assumptions as of December 31, 2020 and 2019 are as follows:

	December 31, 2020	December 31, 2019
Discount rate for defined benefit obligations	1.83 ~ 3.14%	1.77 ~ 3.04%
Expected rate of salary increase	2.04 ~ 6.00%	1.53 ~ 6.00%

Discount rate for defined benefit obligation is determined based on market yields of high-quality corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Group’s historical promotion index, inflation rate and salary increase ratio.

(3)	Changes in defined benefit obligations for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)	For the year ended December 31
	2020		2019
Beginning balance	~~W~~	1,136,787	926,302
Current service cost		193,078	171,197
Past service cost		815	—
Interest cost		25,958	23,685
Remeasurement - Demographic assumption		2,071	19,344
- Financial assumption		(18,266)	56,265
- Adjustment based on experience		17,364	14,363
Business combinations		1,742	3,653
Benefit paid		(76,987)	(84,098)
Others(*)		(4,012)	6,076

Ending balance	~~W~~	1,278,550	1,136,787

(*)	Others include changes of liabilities due to employee’s transfers among affiliates for the years ended December 31, 2020 and 2019.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

21.	Defined Benefit Liabilities (Assets), Continued

(4)	Changes in plan assets for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)	For the year ended December 31
	2020		2019
Beginning balance	~~W~~	965,654	816,699
Interest income		21,057	19,717
Remeasurement		(1,385)	(5,366)
Contributions		213,298	204,186
Benefit paid		(68,084)	(73,396)
Business combinations		485	3,207
Others		(3,862)	607

Ending balance	~~W~~	1,127,163	965,654

The Group expects to contribute ~~W~~214,088 million to the defined benefit plans in 2021.

(5)

Total cost of benefit plan, which is recognized in profit and loss (included in labor in the statement of income) and capitalized into construction-in-progress, for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)	For the year ended December 31
	2020		2019
Current service cost	~~W~~	193,078	171,197
Past service cost		815	—
Net interest cost		4,901	3,968

	~~W~~	198,794	175,165

Costs related to the defined benefit except for the amounts transferred to construction in progress are included labor expenses and Research and development expenses.

(6)	Details of plan assets as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Equity instruments	~~W~~	15,770	29,489
Debt instruments		228,839	207,504
Short-term financial instruments, etc.		882,554	728,661

	~~W~~	1,127,163	965,654

(7)	As of December 31, 2020, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)
	0.5% Increase		0.5% Decrease
Discount rate	~~W~~	(58,830)	65,732
Expected salary increase rate		65,338	(59,315)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

A weighted average duration of defined benefit obligations as of December 31, 2020 and 2019 are 9.49 years and 9.52 years, respectively.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

22.	Derivative Instruments

(1)	Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2020 are as follows:

(In millions of won and thousands of U.S. dollars)
Borrowing date	Hedging Instrument (Hedged item)	Hedged risk	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Morgan Stanley and four other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Dec. 16, 2013	Fixed-to-fixed cross currency (U.S. dollar borrowing amounting to USD 17,211)	Foreign currency risk	Deutsche bank	Dec.16, 2013 ~ Apr. 29, 2022
Apr. 16, 2018	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 500,000)	Foreign currency risk	The Export-Import Bank of Korea and three other banks	Apr. 16, 2018~ Apr. 16, 2023
Mar. 4, 2020	Floating-to-fixed cross-currency interest rate swap (U.S. dollar-denominated bonds face value of USD 300,000)	Foreign currency risk and Interest rate risk	Citibank	Mar. 4, 2020~ Jun. 4, 2025
Aug. 13, 2018	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk	Citibank	Aug. 13, 2018~ Aug. 13, 2023
Dec. 20, 2016	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 12,250)	Interest rate risk	Korea Development Bank	Dec. 20, 2016~ Dec. 20, 2021
Dec. 21, 2017	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 25,000)	Interest rate risk	Korea Development Bank	Dec. 21, 2017~ Dec. 21, 2022
Dec. 19, 2018	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 37,500)	Interest rate risk	Credit Agricole CIB	Mar.19, 2019~ Dec.14, 2023

(2)

SK Broadband Co., Ltd., a subsidiary of the Parent Company, entered into Total Return Swap(TRS) contract amounting to ~~W~~270,000 million and ~~W~~64,000 million with beneficiary certificates as underlying asset with IGIS Professional Investment Type Private Real Estate Investment Trust No. 156 and Hana Professional Alternative Investment Type Private Real Estate Investment Trust No. 62, respectively. The contract consists of the settlement of the difference resulting from the change in the value of the real estate on the maturity date of the contract and the settlement of the difference between the dividend and the standard dividend during the contract period. Each contract expires in November 2022 and September 2024, respectively. SK Broadband Co., Ltd. has an obligation to guarantee fixed rate of returns to the other party to each contract.

(3)

The Group has entered into an agreement regarding a share in order to establish a partnership for the growth of e-commerce business operated by Eleven Street Co., Ltd., a subsidiary of the Parent Company, whereby the Group is allowed to grant right to the counterparty to acquire new preferred shares when conditions of business performance or a stock listing are met. Exercise period of the right is 5 years from July 1, 2020, which is the date of the agreement. The Group determined the agreement is a derivative financial liability in accordance with K-IFRS No.1109 and recognized the liability amounting to ~~W~~12,115 million as of December 31, 2020.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

22.	Derivative Instruments, Continued

(4)

In relation to the business acquisition by SK Broadband Co., Ltd. (see note 12 (1)) in 2020, the Parent Company has entered into a shareholders’ agreement with the shareholders of the acquirees. Pursuant to the agreement, when certain conditions are met within a period of time subsequent to the business combination, the shareholders of the acquirees can exercise their drag-along rights and require the Parent Company to sell its shares in SK Broadband Co., Ltd. Should the shareholders exercise their drag-along rights, the Parent Company also can exercise its call options over the shares held by those shareholders. The Group recognized a derivative financial liability of ~~W~~320,984 million for the rights included in the shareholders’ agreement as of December 31, 2020.

The fair value of SK Broadband Co., Ltd.’s common stock (post-merger) was estimated using 5-year projected cash flows discounted at 6.9% per annum. The fair value of the derivative financial liability was determined by using the Binomial Model based on various assumptions including the price of common stock and its price fluctuations. The difference in fair values between the acquisition date and December 31, 2020 is insignificant. The significant unobservable inputs used in the fair value measurement and inter-relationship between significant unobservable inputs and fair value measurement are as below:

Significant unobservable inputs	Correlations between inputs and fair value measurements
Fair value of SK Broadband Co., Ltd.’s common stock	The estimated fair value of derivative liabilities would decrease (increase) if the fair value of common stock would increase (decrease)

Volatility	The estimated fair value of derivative liabilities would decrease (increase) if the volatility of stock price increase (decrease)

(5)

The Group has entered into the agreement with Newberry Global Limited, whereby the Group has been granted subscription right and contingent subscription right to acquire Newberry series-C redeemable convertible preferred stock. The Group recognized long-term derivative financial assets of ~~W~~14,155 million and derivative financial assets of ~~W~~8,704 million, respectively, for subscription right and contingent subscription right.

(6)

The Group has been granted subscription right to acquire 2,262,443 shares of NANO-X IMAGING LTD., an associate, and recognized derivative financial assets of ~~W~~71,212 million for subscription right as of December 31, 2020.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

22.	Derivative Instruments, Continued

(7)

The fair value of derivative financial instruments to which the Group applies cash flow hedge is recorded in the financial statements as long-term derivative financial assets, derivative financial liabilities and long-term derivative financial liabilities. As of December 31, 2020, details of fair values of the derivatives assets and liabilities are as follows:

(In millions of won and thousands of foreign currency)
Hedging instrument (Hedged item)	Cash flow hedge		Fair value
Non-current assets:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	~~W~~	32,059		32,059
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 500,000)		30,247		30,247
Fixed-to-fixed cross currency swap (U.S dollar denominated bonds face value of USD 300,000)		2,830		2,830

	~~W~~	65,136	~~W~~	65,136

Current liabilities:
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 12,250)	~~W~~	(77)		(77)
Non-current liabilities:
Fixed-to-fixed cross currency swap (U.S dollar borrowing amounting to USD 17,211)	~~W~~	(453)		(453)
Floating-to-fixed cross currency interest rate swap (U.S dollar denominated bonds face value of USD 300,000)		(40,565)		(40,565)
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 25,000)		(360)		(360)
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 37,500)		(606)		(606)

	~~W~~	(42,061)	~~W~~	(42,061)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

22.	Derivative Instruments, Continued

(8)

The fair value of derivatives held for trading is recorded in the financial statements as derivative financial assets, long-term derivative financial assets and long-term derivative financial liabilities. As of December 31, 2020, details of fair values of the derivative assets and liabilities are as follows:

(In millions of won)
	Held for trading		Fair value
Current assets:
Contingent subscription right	~~W~~	8,704		8,704
Non-current assets:
Total return swap	~~W~~	5,488		5,488
Subscription right		85,367		85,367

	~~W~~	99,559	~~W~~	99,559

Non-current liabilities:
Drag-along and call option right	~~W~~	(320,984)		(320,984)
Contingent subscription right		(12,115)		(12,115)

	~~W~~	(333,099)	~~W~~	(333,099)

23.	Share Capital and Capital Surplus and Others

The Parent Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~500. The number of authorized, issued and outstanding common shares and the details of capital surplus and others as of December 31, 2020 and 2019 are as follows:

(In millions of won, except for share data)
	December 31, 2020		December 31, 2019
Number of authorized shares		220,000,000	220,000,000
Number of issued shares(*1)		80,745,711	80,745,711
Share capital:
Common share	~~W~~	44,639	44,639
Capital surplus and others:
Paid-in surplus		2,915,887	2,915,887
Treasury shares(note 24)		(2,123,661)	(1,696,997)
Hybrid bonds(note 25)		398,759	398,759
Share option(note 26)		1,481	1,302
Others(*2)		(515,263)	(612,470)

	~~W~~	677,203	1,006,481

(*1)

In 2002 and 2003, the Parent Company retired treasury shares with reduction of retained earnings before appropriation. As a result, the Parent Company’s outstanding shares have decreased without change in share capital.

(*2)	Others primarily consist of the excess of the consideration paid by the Group over the carrying amount of net assets acquired from entities under common control.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

23.	Share Capital and Capital Surplus and Others, Continued

There were no changes in share capital during the years ended December 31, 2020 and 2019 and details of shares outstanding as of December 31, 2020 and 2019 are as follows:

(In shares)	2020			2019
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	80,745,711	9,418,558	71,327,153	80,745,711	7,609,263	73,136,448

24.	Treasury Shares

Treasury shares as of December 31, 2020 and 2019 are as follows:

(In millions of won, except for share data)
	December 31, 2020		December 31, 2019
Number of shares(*)		9,418,558	7,609,263
Acquisition cost	~~W~~	2,123,661	1,696,997

(*)

The Parent Company acquired 1,809,295 of its treasury shares for ~~W~~426,664 million in an effort to increase shareholder value by stabilizing its stock price during the year ended December 31, 2020 and disposed 1,266,620 of its treasury shares to Kakao Co., Ltd. in exchange for ~~W~~300,000 million in cash and acquired 2,177,401 shares of Kakao Co., Ltd. for ~~W~~302,321 million during the year ended December 31, 2019 in order to solidify the future ICT business cooperation.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

25.	Hybrid Bonds

Hybrid bonds classified as equity as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	Type	Issuance date	Maturity(*1)	Annual interest rate(%)(*2)	December 31, 2020		December 31, 2019
Series 2-1 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.70	~~W~~	300,000	300,000
Series 2-2 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.65		100,000	100,000
Issuance costs						(1,241)	(1,241)

					~~W~~	398,759	398,759

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Group classified the hybrid bonds as equity.

These are subordinated bonds which rank before common shares in the event of a liquidation or reorganization of the Parent Company.

(*1)	The Parent Company has a right to extend the maturity without any notice or announcement.
(*2)

Annual interest rate is determined as yield rate of 5 year national bond plus premium. According to the step-up clause, additional premium of 0.25% and 0.75%, respectively, after 10 years and 25 years from the issuance date are applied.

26.	Share option

(1)	The terms and conditions related to the grants of the share options under the share option program are as follows:

	Parent Company
	1-1	1-2	1-3	2	3(*)	4	5
Grant date	March 24, 2017			February 20, 2018	February 22, 2019	March 26, 2019	March 26, 2020
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, cash settlement
Number of shares (in shares)	22,168	22,168	22,168	1,358	4,177	1,734	127,643
Exercise price (in won)	246,750	266,490	287,810	254,120	265,260	254,310	192,260
Exercise period	Mar. 25, 2019 ~ Mar. 24, 2022	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2021 ~ Mar. 24, 2024	Feb. 21, 2020 ~ Feb. 20, 2023	Feb. 23, 2021 ~ Feb. 22, 2024	Mar. 27, 2021 ~ Mar. 26, 2024	Mar. 27, 2023 ~ Mar. 26, 2027
Vesting conditions	2 years’ service from the grant date	3 years’ service from the grant date	4 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	3 years’ service from the grant date

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

26.	Share option, Continued

(1)	The terms and conditions related to the grants of the share options under the share option program are as follows, Continued:

(*)	Parts of the grant that have not met the vesting conditions have been forfeited during the year ended December 31, 2019.

	One Store Co., Ltd.	DREAMUS COMPANY
		1-1	1-2	1-3
Grant date	April 27, 2018	March 28, 2019	March 28, 2019	March 28, 2019
Types of shares to be issued	Common shares of One Store Co., Ltd.	Common shares of DREAMUS COMPANY
Grant method	Issuance of new shares	Issuance of new shares, reissue of treasury shares, cash settlement
Number of shares (in shares)(*1)	712,150	366,679	366,672	366,649
Exercise price (in won)	5,390	9,160	9,160	9,160
Exercise period	Apr. 28, 2020~ Apr. 27, 2024	Mar. 29, 2021~ Mar. 28, 2024	Mar. 29, 2022~ Mar. 28, 2025	Mar. 29, 2023~ Mar. 28, 2026
Vesting conditions	2 years’ service from the grant date	(a) 2 years’ service from the grant date	(a) 3 years’ service from the grant date	(a) 4 years’ service from the grant date
		(b) Average stock price for the exercise period is more than 150% of the exercise price	(b) Average stock price for the exercise period is more than 150% of the exercise price	(b) Average stock price for the exercise period is more than 150% of the exercise price

	Incross Co., Ltd.
	3	4	5	6	7	8	9
Grant date	March 30, 2016	March 7, 2017	March 7, 2018	March 7, 2019	October 15, 2019	March 10, 2020	October 20, 2020
Types of shares to be issued	Common shares of Incross Co., Ltd.
Grant method	Issuance of new shares, reissue of treasury shares, cash settlement
Number of shares (in shares)(*1)	5,000	29,625	9,900	6,600	59,225	19,800	3,300
Exercise price (in won)	10,571	17,485	25,861	16,895	22,073	26,291	45,280
Exercise period	Mar. 30, 2019~ Mar. 30, 2022	Mar. 7, 2020~ Mar. 6, 2023	Mar. 7, 2021~ Mar. 6, 2024	Mar. 7, 2022~ Mar. 6, 2025	Oct. 15, 2022~ Oct. 14, 2025	Mar. 10, 2023~ Mar. 9, 2026	Oct. 20, 2023~ Oct. 19, 2026
Vesting conditions	3 years’ service from the grant date	3 years’ service from the grant date	3 years’ service from the grant date	3 years’ service from the grant date	3 years’ service from the grant date	3 years’ service from the grant date	3 years’ service from the grant date

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

26.	Share option, Continued

(1)	The terms and conditions related to the grants of the share options under the share option program are as follows, Continued:

SK Infosec Co., Ltd.(*2)
	1-1	1-2	1-3	1-4
Grant date	August 22, 2019
Types of shares to be issued	Registered common shares of SK Infosec. Co., Ltd.
Grant method	Cash settlement
Number of shares (in shares)(*1)	161,541	87,562	230,581	203,223
Exercise price (in won)	20,579	20,579	22,225	24,003
Exercise period	1st exercise: Applied to 50% of the granted shares and exercisable 6 months after the listing (June 30, 2022) of SK Infosec Co., Ltd.
2nd exercise: Applied to 25% of the granted shares and exercisable 12 months after the listing (June 30, 2022) of SK Infosec Co., Ltd.
3rd exercise: Applied to 25% of the granted shares and exercisable 18 months after the listing (June 30, 2022) of SK Infosec Co., Ltd.
Vesting conditions	Service provided until December 31, 2019	Service provided until December 31, 2020	Service provided until December 31, 2020	Service provided until December 31, 2021

SK Infosec Co., Ltd.(*2)
	2-1	2-2	2-3	2-4	FSK L&S Co., Ltd.
Grant date	December 30, 2020				May 31, 2019
Types of shares to be issued	Registered common shares of SK Infosec. Co., Ltd.				Common shares of FSK L&S Co., Ltd.
Grant method	Cash settlement				Issuance of new shares
Number of shares (in shares)(*1)	23,097	9,648	32,744	23,094	43,955
Exercise price (in won)	20,807	20,807	22,472	24,270	10,000
Exercise period	1st exercise: Applied to 50% of the granted shares and exercisable 6 months after the listing(June 30, 2022) of SK Infosec Co., Ltd.				June 1, 2022 ~ May 31, 2025
2nd exercise: Applied to 25% of the granted shares and exercisable 12 months after the listing(June 30, 2022) of SK Infosec Co., Ltd.
3rd exercise: Applied to 25% of the granted shares and exercisable 18 months after the listing(June 30, 2022) of SK Infosec Co., Ltd.
Vesting conditions	Service provided until December 31, 2020	Service provided until December 31, 2021	Service provided until December 31, 2021	Service provided until December 31, 2022	3 years’ service from the grant date

(*1)

Some of stock options granted by One Store Co., Ltd., DREAMUS COMPANY and SK Infosec Co., Ltd. that have not met the vesting conditions have been forfeited, and some of the stock options granted by One Store Co., Ltd. and Incross Co., Ltd. have been exercised during the year ended December 31, 2020. Some of stock options granted by One Store Co., Ltd. and DREAMUS COMPANY that have not met the vesting conditions have been forfeited during the year ended December 31, 2019.

(*2)

The share option has transferred from Life & Security Holdings Co., Ltd. due to the business combination. As a result of the business combination, number of shares and exercise price of the share option and the expected listing date have changed.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

26.	Share option, Continued

(2)	Share compensation expense recognized during the year ended December 31, 2020 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)
	Share compensation expense
As of December 31, 2019	~~W~~	3,276
During the year ended December 31, 2020		4,313
In subsequent periods		2,259

	~~W~~	9,848

(3)	The Group used binomial option pricing model or Monte-Carlo simulation in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows:

(In won)	Parent Company
	Series
	1-1	1-2	1-3	2	3	4	5
Risk-free interest rate	1.86%	1.95%	2.07%	2.63%	1.91%	1.78%	1.52%
Estimated option’s life	5 years	6 years	7 years	5 years	5 years	5 years	7 years
Share price (Closing price on the preceding day)	262,500	262,500	262,500	243,500	259,000	253,000	174,500
Expected volatility	13.38%	13.38%	13.38%	16.45%	8.30%	7.70%	8.10%
Expected dividends	3.80%	3.80%	3.80%	3.70%	3.80%	3.90%	5.70%
Exercise price	246,750	266,490	287,810	254,120	265,260	254,310	192,260
Per-share fair value of the option	27,015	20,240	15,480	23,988	8,600	8,111	962

(In won)		DREAMUS COMPANY
	One Store Co., Ltd.	1-1	1-2	1-3
Risk-free interest rate	2.58%	1.73%	1.77%	1.82%
Estimated option’s life	6 years	—	—	—
Share price (Closing price on the preceding day)	4,925	8,950	8,950	8,950
Expected volatility	9.25%	32.34%	32.34%	32.34%
Expected dividends	0.00%	0.00%	0.00%	0.00%
Exercise price	5,390	9,160	9,160	9,160
Per-share fair value of the option	566	1,976	2,189	2,356

(In won)	Incross Co., Ltd.
	3	4	5	6	7	8	9	FSK L&S Co., Ltd.
Risk-free interest rate	2.09%	1.35%	1.50%	1.76%	1.41%	1.16%	1.23%	1.64%
Estimated option’s life	6 years	6 years	6 years	6 years	6 years	6 years	6 years	—
Share price (Closing price on the preceding day)	17,993	43,843	27,300	17,000	22,050	21,800	40,300	10,455
Expected volatility	20.67%	18.67%	21.28%	25.58%	42.37%	41.69%	51.16%	16.20%
Expected dividends	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Exercise price	10,571	17,485	25,861	16,895	22,073	26,291	45,280	10,000
Per-share fair value of the option	1,965	9,423	7,277	4,887	9,209	7,813	18,491	1,420

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

26.	Share option, Continued

(3)

The Group used binomial option pricing model or Monte-Carlo simulation in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows, Continued:

(In won)	SK Infosec. Co., Ltd.(*)
	1-1, 1-2
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	0.89%	0.97%	0.97%
Estimated option’s life	2 years	2.5 years	3 years
Share price	26,787	26,787	26,787
Expected volatility	27.87%	27.87%	27.87%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	20,579	20,579	20,579
Per-share fair value of the option	6,051	7,448	7,571

(In won)	SK Infosec. Co., Ltd.(*)
	1-3
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	0.89%	0.97%	0.97%
Estimated option’s life	2 years	2.5 years	3 years
Share price	26,787	26,787	26,787
Expected volatility	27.87%	27.87%	27.87%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	22,225	22,225	22,225
Per-share fair value of the option	5,521	6,531	6,720

(In won)	SK Infosec. Co., Ltd.(*)
	1-4
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	0.89%	0.97%	0.97%
Estimated option’s life	2 years	2.5 years	3 years
Share price	26,787	26,787	26,787
Expected volatility	27.87%	27.87%	27.87%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	24,003	24,003	24,003
Per-share fair value of the option	4,948	5,663	5,909

(In won)	SK Infosec. Co., Ltd.(*)
	2-1, 2-2
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	0.89%	0.97%	0.97%
Estimated option’s life	2 years	2.5 years	3 years
Share price	26,787	26,787	26,787
Expected volatility	27.87%	27.87%	27.87%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	20,807	20,807	20,807
Per-share fair value of the option	5,977	7,321	7,454

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

26.	Share option, Continued

(3)

The Group used binomial option pricing model or Monte-Carlo simulation in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows, Continued:

(In won)	SK Infosec. Co., Ltd.(*)
	2-3
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	0.89%	0.97%	0.97%
Estimated option’s life	2 years	2.5 years	3 years
Share price	26,787	26,787	26,787
Expected volatility	27.87%	27.87%	27.87%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	22,472	22,472	22,472
Per-share fair value of the option	5,441	6,393	6,592

(In won)	SK Infosec. Co., Ltd.(*)
	2-4
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	0.89%	0.97%	0.97%
Estimated option’s life	2 years	2.5 years	3 years
Share price	26,787	26,787	26,787
Expected volatility	27.87%	27.87%	27.87%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	24,270	24,270	24,270
Per-share fair value of the option	4,862	5,547	5,800

(*)	The share option has transferred from Life & Security Holdings Co., Ltd. due to the business combination.

As One Store Co., Ltd., FSK L&S Co., Ltd., and SK Infosec Co., Ltd., the subsidiaries of the Parent Company, are unlisted, the share price is calculated using the discounted cash flow model.

27.	Retained Earnings

(1)	Retained earnings as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		11,631,138	11,531,138
Reserve for technology development		4,365,300	4,265,300

		15,996,438	15,796,438
Unappropriated		6,963,155	6,409,925

	~~W~~	22,981,913	22,228,683

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

27.	Retained Earnings, Continued

(2)	Legal reserve

The Korean Commercial Act requires the Parent Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

28.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Valuation gain (loss) on FVOCI	~~W~~	438,979	(47,086)
Other comprehensive loss of investments in associates and joint ventures		(392,333)	(278,142)
Valuation gain (loss) on derivatives		17,615	(920)
Foreign currency translation differences for foreign operations		(24,122)	(3,428)

	~~W~~	40,139	(329,576)

(2)	Changes in reserves for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Other comprehensive income (loss) of investments in associates and joint ventures	Valuation gain (loss) on derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2019	~~W~~	(124)	(334,637)	(41,601)	2,920	(373,442)
Changes, net of taxes		(46,962)	56,495	40,681	(6,348)	43,866
Balance at December 31, 2019	~~W~~	(47,086)	(278,142)	(920)	(3,428)	(329,576)
Changes, net of taxes		486,065	(114,191)	18,535	(20,694)	369,715

Balance at December 31, 2020	~~W~~	438,979	(392,333)	17,615	(24,122)	40,139

(3)	Changes in valuation gain (loss) on financial assets at FVOCI for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Balance at January 1	~~W~~	(47,086)	(124)
Amount recognized as other comprehensive income (loss) during the year, net of taxes		486,440	(18,472)
Amount reclassified to retained earnings, net of taxes		(375)	(28,490)

Balance at December 31	~~W~~	438,979	(47,086)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

28.	Reserves, Continued

(4) Changes in valuation gain (loss) on derivatives for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)	2020		2019
Balance at January 1	~~W~~	(920)	(41,601)
Amount recognized as other comprehensive income during the year, net of taxes		15,414	34,209
Amount reclassified to profit or loss, net of taxes		3,121	6,472

Balance at December 31	~~W~~	17,615	(920)

29.	Redeemable convertible preferred stocks

Eleven street Co., Ltd., a subsidiary of the Parent Company, issued redeemable convertible preferred stocks on September 7, 2018 according to the board of directors’ resolution. The details of the issuance are as follows:

Information of redeemable convertible preferred stocks

Issuer	Eleven Street Co., Ltd.

Number of shares issued	1,863,093

Issue price	~~W~~268,371 per share

Voting rights	1 voting right per 1 share

Dividend rate(*)	6% of the issue price per annum (cumulative, non-participating) The obligatory dividend rate of the Parent Company is 1% of the issue price per annum

Conversion period	From 6 months after the date of issue to 1 business day before the expiration date of the redemption period

Conversion ratio	[Issue price ÷ Conversion price at the date of conversion] per share

Conversion price	~~W~~268,371 per share

Refixing clauses

•  In the case when spin-off, merger, split merger of the company, comprehensive stock exchange or transfer and decrease in capital, (“merger and others”), conversion price is subject to refixing to guarantee the value that the holder could earn the day right before the circumstances arise.

•  In the case when this preferred share is split or merged, the conversion prices is subject to refixing to correspond with the split or merge ratio.

Redemption period	Two months from September 30, 2023 to December 31, 2047 at the choice of the issuer.

Redemption party	Eleven Street Co., Ltd.

Redemption price	Amounts realizing the internal rate of return to be 3.5% at the date of actual redemption

Liquidation preference	Preferential to the common shares

(*)

The present value of obligatory dividends amounting to ~~W~~14,297 million and ~~W~~18,805 million payable to non-controlling interests based on the shareholders agreement are recognized as financial liabilities as of December 31, 2020 and 2019, respectively.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

30.	Other Operating Expenses

Details of other operating expenses for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Communication	~~W~~	41,138	43,606
Utilities		341,045	320,474
Taxes and dues		40,831	44,761
Repair		384,328	358,758
Research and development		416,445	391,327
Training		35,802	35,004
Bad debt for accounts receivable – trade		48,625	28,841
Travel		15,652	30,746
Supplies and other		328,243	259,154

	~~W~~	1,652,109	1,512,671

31.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	35,644	8,533
Gain on business transfer		12,455	69,522
Others		50,952	24,676

	~~W~~	99,051	102,731

Other Non-operating Expenses:
Impairment loss on property and equipment and intangible assets	~~W~~	208,833	65,935
Loss on disposal of property and equipment and intangible assets		41,598	47,760
Donations		16,774	17,557
Bad debt for accounts receivable – other		10,559	5,802
Loss on impairment of investment assets		—	1,670
Others		65,977	64,926

	~~W~~	343,741	203,650

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

32.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Finance Income:
Interest income	~~W~~	50,357	63,579
Gain on sale of accounts receivable – other		22,605	15,855
Dividends		1,170	10,011
Gain on foreign currency transactions		13,120	11,798
Gain on foreign currency translations		8,928	4,576
Gain on valuation of derivatives		101,343	2,499
Gain on settlement of derivatives		7,829	29,277
Gain relating to financial assets at FVTPL		35,844	4,504
Gain relating to financial liabilities at FVTPL		—	56

	~~W~~	241,196	142,155

(In millions of won)
	2020		2019
Finance Costs:
Interest expense	~~W~~	399,176	406,087
Loss on sale of accounts receivable – other		—	5,823
Loss on foreign currency transactions		13,373	12,660
Loss on foreign currency translations		12,730	4,948
Loss on disposal of long-term investment securities		98	—
Loss on valuation of derivatives		13,551	—
Loss on settlement of derivatives		2,637	641
Loss relating to financial assets at FVTPL		10,894	7,753
Loss relating to financial liabilities at FVTPL		—	43
Other financial fees		44,734	—

	~~W~~	497,193	437,955

(2)	Details of interest income included in finance income for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Interest income on cash equivalents and short-term financial instruments	~~W~~	24,378	29,854
Interest income on loans and others		25,979	33,725

	~~W~~	50,357	63,579

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

32.	Finance Income and Costs, Continued

(3)	Details of interest expenses included in finance costs for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Interest expense on borrowings	~~W~~	116,397	104,991
Interest expense on debentures		225,309	224,765
Others		57,470	76,331

	~~W~~	399,176	406,087

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2020 and 2019 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 7 and 37.

1)	Finance income and costs

(In millions of won)
	2020
	Finance income		Finance costs
Financial Assets:
Financial assets at FVTPL	~~W~~	161,835	10,894
Financial assets at FVOCI		993	44,832
Financial assets at amortized cost		64,554	24,601
Derivatives designated as hedging instrument		—	1,867

		227,382	82,194

Financial Liabilities:
Financial liabilities at FVTPL		—	12,115
Financial liabilities at amortized cost		6,434	400,678
Derivatives designated as hedging instrument		7,380	2,206

		13,814	414,999

	~~W~~	241,196	497,193

(In millions of won)
	2019
	Finance income		Finance costs
Financial Assets:
Financial assets at FVTPL	~~W~~	56,953	13,577
Financial assets at FVOCI		9,924	—
Financial assets at amortized cost		75,119	17,488

		141,996	31,065

Financial Liabilities:
Financial liabilities at FVTPL		56	43
Financial liabilities at amortized cost		103	406,206
Derivatives designated as hedging instrument		—	641

		159	406,890

	~~W~~	142,155	437,955

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

32.	Finance Income and Costs, Continued

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2020 and 2019 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 7 and 37, Continued.

2)	Other comprehensive income (loss)

(In millions of won)
	2020		2019
Financial Assets:
Financial assets at FVOCI	~~W~~	579,678	(17,943)
Derivatives designated as hedging instrument		24,320	41,305

		603,998	23,362

Financial Liabilities:
Derivatives designated as hedging instrument		(5,182)	(624)

	~~W~~	598,816	22,738

(5)	Details of impairment losses for financial assets for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Accounts receivable – trade	~~W~~	48,625	28,841
Other receivables		10,559	5,802

	~~W~~	59,184	34,643

33.	Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2020 and 2019 consist of the following:

(In millions of won)
	2020		2019
Current tax expense:
Current year	~~W~~	286,717	105,859
Current tax of prior years		14,536	(6,855)

		301,253	99,004

Deferred tax expense:
Changes in net deferred tax assets		75,249	201,264

Income tax expense	~~W~~	376,502	300,268

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

33.	Income Tax Expense, Continued

(2)

The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2020 and 2019 is attributable to the following:

(In millions of won)
	2020		2019
Income taxes at statutory income tax rate	~~W~~	505,824	308,913
Non-taxable income		(41,084)	(92,666)
Non-deductible expenses		31,882	14,630
Tax credit and tax reduction		(48,774)	(32,877)
Changes in unrecognized deferred taxes		(69,776)	83,940
Changes in tax rate		24,537	4,050
Income tax refund and others		(26,107)	14,278

Income tax expense	~~W~~	376,502	300,268

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Valuation gain (loss) on financial assets measured at fair value	~~W~~	(166,612)	2,983
Share of other comprehensive income (loss) of associates and joint ventures		(14)	2,279
Valuation gain (loss) on derivatives		(6,886)	(16,083)
Remeasurement of defined benefit liabilities		(164)	22,733

	~~W~~	(173,676)	11,912

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

33.	Income Tax Expense, Continued

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Business combinations	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~	88,913	1,326	—	1,046	91,285
Accrued interest income		(2,039)	435	—	(27)	(1,631)
Financial assets measured at fair value		98,101	(17,586)	(166,612)	5,042	(81,055)
Investments in subsidiaries, associates and joint ventures		(1,613,048)	(60,844)	(14)	—	(1,673,906)
Property and equipment and intangible assets		(371,489)	(47,468)	—	(92,905)	(511,862)
Provisions		2,543	3,751	—	—	6,294
Retirement benefit obligation		100,194	1,873	(164)	382	102,285
Valuation gain on derivatives		17,507	4,146	(6,886)	—	14,767
Gain or loss on foreign currency translation		22,005	(231)	—	—	21,774
Incremental costs to acquire a contract		(829,055)	21,224	—	—	(807,831)
Contract assets and liabilities		(28,030)	25,424	—	—	(2,606)
Right-of-use assets		(390,936)	18,639	—	—	(372,297)
Lease liabilities		385,394	(22,918)	—	—	362,476
Others		64,620	(30,310)	—	86,204	120,514

		(2,455,320)	(102,539)	(173,676)	(258)	(2,731,793)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards:
Tax loss carryforwards		91,136	(2,913)	—	—	88,223
Tax credit		9,380	30,203	—	—	39,583

		100,516	27,290	—	—	127,806

	~~W~~	(2,354,804)	(75,249)	(173,676)	(258)	(2,603,987)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

33.	Income Tax Expense, Continued

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2020 and 2019 are as follows, Continued:

(In millions of won)
	2019
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Business combinations	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~	102,276	(13,698)	—	335	88,913
Accrued interest income		(2,713)	691	—	(17)	(2,039)
Financial assets measured at fair value		79,757	15,099	2,983	262	98,101
Investments in subsidiaries, associates and joint ventures		(1,580,087)	(35,222)	2,279	(18)	(1,613,048)
Property and equipment and intangible assets		(415,327)	43,841	—	(3)	(371,489)
Provisions		2,494	49	—	—	2,543
Retirement benefit obligation		84,034	(6,643)	22,733	70	100,194
Valuation gain on derivatives		31,415	2,175	(16,083)	—	17,507
Gain or loss on foreign currency translation		21,948	57	—	—	22,005
Incremental costs to acquire a contract		(640,840)	(188,215)	—	—	(829,055)
Contract assets and liabilities		(26,458)	(1,572)	—	—	(28,030)
Right-of-use assets		(263,528)	(127,408)	—	—	(390,936)
Lease liabilities		248,244	137,150	—	—	385,394
Others		54,341	10,273	—	6	64,620

		(2,304,444)	(163,423)	11,912	635	(2,455,320)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards:
Tax loss carryforwards		122,899	(31,763)	—	—	91,136
Tax credit		15,458	(6,078)	—	—	9,380

		138,357	(37,841)	—	—	100,516

	~~W~~	(2,166,087)	(201,264)	11,912	635	(2,354,804)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

33.	Income Tax Expense, Continued

(5)

Details of temporary differences, unused tax loss carryforwards and unused tax credits carryforwards which are not recognized as deferred tax assets (liabilities), in the consolidated statements of financial position as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Loss allowance	~~W~~	102,085	96,006
Investments in subsidiaries, associates and joint ventures		8,365	(128,339)
Other temporary differences		68,415	145,692
Unused tax loss carryforwards		1,042,063	1,023,907
Unused tax credit carryforwards		1,037	1,192

(6)	The amount of unused tax loss carryforwards and unused tax credit carryforwards which are not recognized as deferred tax assets as of December 31, 2020 are expiring within the following periods:

(In millions of won)
	Unused tax loss carryforwards		Unused tax credit carryforwards
Less than 1 year	~~W~~	79,725	20
1 ~ 2 years		88,794	172
2 ~ 3 years		70,834	116
More than 3 years		802,710	729

	~~W~~	1,042,063	1,037

34.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2020 and 2019 are calculated as follows:

(In millions of won, except for share data)
	2020		2019
Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company	~~W~~	1,504,352	888,698
Interest on hybrid bonds		(14,766)	(14,766)

Profit attributable to owners of the Parent Company on common shares		1,489,586	873,932
Weighted average number of common shares outstanding		72,795,431	72,064,159

Basic earnings per share (in won)	~~W~~	20,463	12,127

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

34.	Earnings per Share, Continued

2)	The weighted average number of common shares outstanding for the years ended December 31, 2020 and 2019 are calculated as follows:

(In shares)
	2020
	Number of common shares	Weighted average number of common shares
Issued shares at January 1, 2020	80,745,711	80,745,711
Treasury shares at January 1, 2020	(7,609,263)	(7,609,263)
Acquisition of treasury shares	(1,809,295)	(341,017)

	71,327,153	72,795,431

(In shares)
	2019
	Number of common shares	Weighted average number of common shares
Issued shares at January 1, 2019	80,745,711	80,745,711
Treasury shares at January 1, 2019	(8,875,883)	(8,875,883)
Disposal of treasury shares	1,266,620	194,331

	73,136,448	72,064,159

(2)	Diluted earnings per share

1)	Diluted earnings per share for the years ended December 31, 2020 are calculated as follows:

(In millions of won, except for share data)
	2020
Profit for the year on common shares	~~W~~	1,489,586
Adjusted weighted average number of common shares outstanding		72,808,379

Diluted earnings per share (in won)	~~W~~	20,459

2)	The adjusted weighted average number of common shares outstanding for the years ended December 31, 2020 are calculated as follows:

(In shares)
2020
Outstanding shares at January 1, 2020	73,136,448
Effect of treasury shares	(341,017)
Effect of share option	12,948

Adjusted weighted average number of common shares outstanding	72,808,379

For the year ended December 31, 2019, diluted earnings per share are the same as basic earnings per share as there are no dilutive potential common shares.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

35.	Dividends

(1)	Details of dividends declared

Details	of dividend declared for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (in won)	Dividend ratio	Dividends
2020	Cash dividends (Interim)	73,136,448	500	200%	~~W~~	73,136
	Cash dividends (Year-end)	71,327,153	500	1,800%		641,944

					~~W~~	715,080

2019	Cash dividends (Interim)	71,869,828	500	200%	~~W~~	71,870
	Cash dividends (Year-end)	73,136,448	500	1,800%		658,228

					~~W~~	730,098

(2)	Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2020 and 2019 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at year-end	Dividend yield ratio
2020	Cash dividends	10,000	238,000	4.20%
2019	Cash dividends	10,000	238,000	4.20%

36.	Categories of Financial Instruments

(1)	Financial assets by category as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020
	Financial assets at FVTPL		Equity instruments at FVOCI	Debt instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	—	1,369,653	—	1,369,653
Financial instruments		—	—	—	1,427,845	—	1,427,845
Short-term investment securities		150,392	—	—	—	—	150,392
Long-term investment securities(*)		193,396	1,454,361	1,080	—	—	1,648,837
Accounts receivable – trade		—	—	—	2,214,353	—	2,214,353
Loans and other receivables		517,175	—	—	1,220,828	—	1,738,003
Derivative financial assets		99,559	—	—	—	65,136	164,695

	~~W~~	960,522	1,454,361	1,080	6,232,679	65,136	8,713,778

(*)	The Group designated ~~W~~1,454,361 million of equity instruments that are not held for trading as financial assets at FVOCI.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

36.	Categories of Financial Instruments, Continued

(1)	Financial assets by category as of December 31, 2020 and 2019 are as follows, Continued:

(In millions of won)
	December 31, 2019
	Financial assets at FVTPL		Equity instruments at FVOCI	Debt instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	—	1,270,824	—	1,270,824
Financial instruments		—	—	—	831,637	—	831,637
Short-term investment securities		166,666	—	—	—	—	166,666
Long-term investment securities(*)		142,316	710,272	4,627	—	—	857,215
Accounts receivable – trade		—	—	—	2,247,895	—	2,247,895
Loans and other receivables		532,225	—	—	1,136,332	—	1,668,557
Derivative financial assets		6,074	—	—	—	144,886	150,960

	~~W~~	847,281	710,272	4,627	5,486,688	144,886	7,193,754

(*)	The Group designated ~~W~~710,272 million of equity instruments that are not held for trading as financial assets at FVOCI.

(2)	Financial liabilities by category as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	—	372,909	—	372,909
Derivative financial liabilities		333,099	—	42,061	375,160
Borrowings		—	2,138,922	—	2,138,922
Debentures		—	8,579,743	—	8,579,743
Lease liabilities(*)		—	1,436,777	—	1,436,777
Accounts payable - other and others		—	6,051,550	—	6,051,550

	~~W~~	333,099	18,579,901	42,061	18,955,061

(In millions of won)
	December 31, 2019
	Financial liabilities at amortized cost		Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	438,297	—	438,297
Derivative financial liabilities		—	1,043	1,043
Borrowings		2,043,140	—	2,043,140
Debentures		8,220,833	—	8,220,833
Lease liabilities(*)		1,291,007	—	1,291,007
Accounts payable – other and others		6,562,612	—	6,562,612

	~~W~~	18,555,889	1,043	18,556,932

(*)

Lease liabilities are not applicable on category of financial liabilities, but are classified as financial liabilities measured at amortized cost on consideration of nature for measurement of liabilities.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

37.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets consist of cash and cash equivalents, financial instruments, investment securities, accounts receivable – trade and other, etc. Financial liabilities consist of accounts payable – trade and other, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)	Currency risk

The Group incurs exchange position due to revenue and expenses from its global operations. Major foreign currencies where the currency risk occur are USD, EUR and JPY. The Group determines the currency risk management policy after considering the nature of business and the presence of methods that mitigate the currency risk for each Group entities. Currency risk occurs on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of each Group entity. The Group manages currency risk arising from business transactions by using currency forwards, etc.

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2020 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	84,581	~~W~~	92,025	1,541,544	~~W~~	1,677,200
EUR	10,903		14,591	2,519		3,370
JPY	672,311		7,088	22,778		240
Others	—		2,702	—		606

		~~W~~	116,406		~~W~~	1,681,416

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (See note 22)

As of December 31, 2020 a hypothetical change in exchange rates by 10% would have increased (decreased) the Group’s income before income tax as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	5,507	(5,507)
EUR		1,122	(1,122)
JPY		685	(685)
Others		210	(210)

	~~W~~	7,524	(7,524)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

37.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk

The interest rate risk of the Group arises from borrowings, debenture and long-term payables – other. Since the Group’s interest bearing assets are mostly fixed-interest bearing assets, the Group’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Group performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Group takes various measures such as refinancing, renewal, alternative financing and hedging.

As of December 31, 2020, the floating-rate borrowings and bonds of the Group are ~~W~~121,750 million and ~~W~~326,400 million, respectively, and the Group has entered into interest rate swap agreements, as described in note 22, for the most of all floating-rate borrowings and debentures to hedge interest rate risk. If the interest rate increases (decreases) 1% with all other variables held constant, income before income taxes would change by ~~W~~470 million in relation to interest expenses on floating-rate borrowings that are exposed to interest rate risk, which would also change the year-end balance of shareholder’s equity by the same amount.

As of December 31, 2020, the floating-rate long-term payables – other are ~~W~~1,626,040 million. If the interest rate increases (decreases) 1% with all other variables held constant, income before income taxes for the year ended December 31, 2020 would change by ~~W~~ 16,260 million in relation to floating-rate long-term payables - other that are exposed to interest rate risk.

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (“IBOR”s) with alternative nearly risk-free rates (referred to as “IBOR reform”). The Group has exposures to IBORs on its financial instruments that will be replaced or reformed as part of these market-wide initiatives. There is uncertainty over the timing and the methods of transition in some jurisdictions that the Group operates in. The Group anticipates that IBOR reform will impact its risk management and hedge accounting.

Derivatives

The Group holds interest rate swaps for risk management purposes which are designated in cash flow hedging relationships. The interest rate swaps have floating legs that are indexed to LIBOR. The Group’s derivative instruments are governed by contracts based on the International Swaps and Derivatives Association (“ISDA”)’s master agreements.

ISDA is currently reviewing its standardized contracts in the light of IBOR reform and plans to amend certain floating-rate options in the 2006 ISDA definitions to include fallback clauses that would apply on the permanent discontinuation of certain key IBORs. ISDA is expected to publish an IBOR fallback supplement to amend the 2006 ISDA definitions and an IBOR fallback protocol to facilitate multilateral amendments to include the amended floating-rate options in derivative transactions that were entered into before the date of the supplement. The Group currently plans to adhere to the protocol if and when it is finalized and to monitor whether its counterparties will also adhere. If this plan changes or there are counterparties who will not adhere to the protocol, the Group will negotiate with them bilaterally about including new fallback clauses.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

37.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk, Continued

Hedge accounting

The Group has evaluated the extent to which its cash flow hedging relationships are subject to uncertainty driven by IBOR reform as of December 31, 2020. The Group’s hedged items and hedging instruments continue to be indexed to LIBOR. These benchmark rates are quoted each day and the IBOR cash flows are exchanged with counterparties as usual.

However, the Group’s LIBOR cash flow hedging relationships extend beyond the anticipated cessation date for LIBOR. The Group expects that LIBOR will be discontinued after the end of 2021. As of December 31, 2020, the Group has not determined the alternative interest rate benchmark to LIBOR and there is uncertainty about when and how replacement may occur with respect to the relevant hedged items and hedging instruments. Such uncertainty may impact the hedging relationship. The Group applies the amendments to K-IFRS No. 1109, Financial Instruments issued in 2020 to those hedging relationships directly affected by IBOR reform.

Hedging relationships impacted by IBOR reform may experience ineffectiveness attributable to market participants’ expectations of when the shift from the existing IBOR benchmark rate to an alternative benchmark interest rate will occur. This transition may occur at different times for the hedged item and hedging instrument, which may lead to hedge ineffectiveness. The Group has measured its hedging instruments indexed to LIBOR using available quoted market rates for LIBOR-based instruments of the same tenor and similar maturity and has measured the cumulative change in the present value of hedged cash flows attributable to changes in LIBOR on a similar basis.

2)	Credit risk

The maximum credit exposure as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Cash and cash equivalents	~~W~~	1,369,423	1,270,572
Financial instruments		1,427,845	831,637
Investment securities		4,154	13,548
Accounts receivable – trade		2,214,353	2,247,895
Contract assets		148,281	191,858
Loans and other receivables		1,738,003	1,668,557
Derivative financial assets		164,695	150,960

	~~W~~	7,066,754	6,375,027

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Group establishes credit limits for each customer or counterparty.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

37.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk, Continued

(i)	Accounts receivable – trade and contract assets

The Group establishes a loss allowance in respect of accounts receivable – trade and contract assets. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Details of changes in loss allowance during the year ended December 31, 2020 are included in note 7.

(ii)	Debt investments

The credit risk arises from debt investments included in ~~W~~1,427,845 million of financial instruments, ~~W~~4,154 million of investment securities and ~~W~~1,738,003 million of loans and other receivables. To limit the exposure to this risk, the Group transacts only with financial institutions with credit ratings that are considered to be low credit risk.

Most of the Group’s debt investments are considered to have a low risk of default and the borrower has a strong capacity to meet its contractual cash flow obligations in the near term. Thus the Group measured the loss allowance for the debt investments at an amount equal to 12-month expected credit losses.

Meanwhile, the Group monitors changes in credit risk at each reporting date. The Group recognized the loss allowance at an amount equal to lifetime expected credit losses when the credit risk on the debt investments is assumed to have increased significantly if it is more than 30 days past due.

The Group’s maximum exposure to credit risk is equal to each financial asset’s carrying amount. The gross carrying amounts of each financial asset except for the accounts receivable – trade and derivative financial assets as of December 31, 2020 are as follows.

(In millions of won)
	Financial assets at FVTPL		Financial assets at FVOCI	At amortized cost
				12-month ECL	Lifetime ECL – not credit impaired	Lifetime ECL – credit impaired
Gross amount	~~W~~	520,249	1,080	2,517,685	105,878	125,674
Loss allowance		—	—	(3,751)	(7,995)	(88,819)

Carrying amount	~~W~~	520,249	1,080	2,513,934	97,883	36,855

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

37.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk, Continued

(ii)	Debt investments, Continued

Changes in the loss allowance for the debt investments during the year ended December 31, 2020 are as follows:

(In millions of won)
	12-month ECL		Lifetime ECL – not credit impaired	Lifetime ECL – credit impaired	Total
December 31, 2019	~~W~~	4,241	8,704	83,953	96,898
Remeasurement of loss allowance, net		834	2,321	7,404	10,559
Transfer to lifetime ECL – not credit impaired		(334)	334	—	—
Transfer to lifetime ECL – credit impaired		(990)	(2,357)	3,347	—
Amounts written off		—	—	(12,208)	(12,208)
Recovery of amounts written off		—	—	6,323	6,323
Other		—	(1,007)	—	(1,007)

December 31, 2020	~~W~~	3,751	7,995	88,819	100,565

(iii)	Cash and cash equivalents

The Group has ~~W~~1,369,423 million as of December 31, 2020 (~~W~~1,270,572 million as of December 31, 2019) cash and cash equivalents with banks and financial institutions above specific credit ratings.

Impairment on cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Group considered that its cash and cash equivalents have low credit risk based on the credit ratings of the counterparties assigned by external credit rating agencies.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

37.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of December 31, 2020 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable - trade	~~W~~	372,909	372,909	372,909	—	—
Borrowings(*)		2,138,923	2,467,988	225,657	2,242,331	—
Debentures (*)		8,579,743	9,749,762	1,106,505	5,680,403	2,962,854
Lease liabilities		1,436,777	1,537,279	365,925	826,331	345,023
Accounts payable – other and others (*)		6,051,550	6,145,185	4,920,324	849,013	375,848

	~~W~~	18,579,902	20,273,123	6,991,320	9,598,078	3,683,725

(*)	Includes interest payables.

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

As of December 31, 2020, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	~~W~~	65,136	65,637	20,211	52,651	(7,225)
Liabilities		(42,061)	(43,076)	(1,740)	(41,336)	—

	~~W~~	23,075	22,561	18,471	11,315	(7,225)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

37.	Financial Risk Management, Continued

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2019.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity; both are from the financial statements.

Debt-equity ratio as of December 31, 2020, 2019 and January 1, 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Total liabilities	~~W~~	23,510,714	22,385,434
Total equity		24,396,243	22,816,934

Debt-equity ratios		96.37%	98.11%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2020 are as follows:

(In millions of won)
	December 31, 2020
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	960,522	60,473	629,732	270,317	960,522
Derivatives hedging instruments		65,136	—	65,136	—	65,136
FVOCI		1,455,441	885,452	—	569,989	1,455,441

	~~W~~	2,481,099	945,925	694,868	840,306	2,481,099

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	333,099	—	—	333,099	333,099
Derivative hedging instruments		42,061	—	42,061	—	42,061

	~~W~~	375,160	—	42,061	333,099	375,160

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	2,138,923	—	2,282,316	—	2,282,316
Debentures		8,579,743	—	9,085,324	—	9,085,324
Long-term payables – other		1,566,954	—	1,582,805	—	1,582,805

	~~W~~	12,285,620	—	12,950,445	—	12,950,445

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

37.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2019 are as follows:

(In millions of won)	December 31, 2019
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	847,281	—	668,891	178,390	847,281
Derivatives hedging instruments		144,886	—	144,886	—	144,886
FVOCI		714,899	407,651	—	307,248	714,899

	~~W~~	1,707,066	407,651	813,777	485,638	1,707,066

Financial liabilities that are measured at fair value:
Derivative hedging instruments	~~W~~	1,043	—	1,043	—	1,043

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	2,043,140	—	2,191,037	—	2,191,037
Debentures		8,220,833	—	8,714,408	—	8,714,408
Long-term payables – other		1,974,006	—	2,008,493	—	2,008,493

	~~W~~	12,237,979	—	12,913,938	—	12,913,938

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Group uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods such as discounted cash flow and market approach. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Group for the fair value measurement as of December 31, 2020 are as follows:

Interest rate
Derivative instruments	0.14% ~ 3.90%
Borrowings and debentures	0.99% ~ 2.21%
Long-term payables – other	0.90% ~ 1.72%

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

37.	Financial Risk Management, Continued

(3)	Fair value, Continued

3)	There have been no transfers between Level 2 and Level 1 for year ended December 31, 2020. The changes of financial assets classified as Level 3 for the year ended December 31, 2020 are as follows:

(In millions of won)
	Balance at January 1, 2020		Gain (loss) for the year	OCI	Acquisition	Disposal	Transfer	Business combinations	Balance at December 31, 2020
Financial assets
FVTPL	~~W~~	178,390	103,327	(8,266)	60,576	(39,570)	(24,156)	16	270,317
FVOCI		307,248	(98)	230,526	37,381	(5,154)	(6,137)	6,223	569,989

	~~W~~	485,638	103,229	222,260	97,957	(44,724)	(30,293)	6,239	840,306

Financial liabilities
	~~W~~	—	(12,115)	—	—	—	—	(320,984)	(333,099)

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statements of financial position	Relevant financial instruments not offset	Net amount

Financial assets:
Derivative instruments(*)	~~W~~	8,015	—	8,015	(453)	7,562
Accounts receivable – trade and others		317,332	(203,403)	113,929	—	113,929

	~~W~~	325,347	(203,403)	121,944	(453)	121,491

Financial liabilities:
Derivative instruments(*)	~~W~~	453	—	453	(453)	—
Accounts payable – other and others		301,996	(203,403)	98,593	—	98,593

	~~W~~	302,449	(203,403)	99,046	(453)	98,593

(*)	The balance represents the net amount under the standard terms and conditions of International Swaps and Derivatives Association.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

37.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement, Continued

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2020 and 2019 are as follows, Continued:

(In millions of won)
	December 31, 2019
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statements of financial position

Financial assets:
Accounts receivable – trade and others	~~W~~	102,241	(100,895)	1,346
Financial liabilities:
Accounts payable – other and others	~~W~~	100,895	(100,895)	—

38.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Joint ventures	Dogus Planet, Inc. and 4 others
Associates	SK hynix Inc. and 55 others
Others	The Ultimate Controlling Entity’s subsidiaries and associates, etc.

For the periods presented, the Group belongs to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All of the other entities included in SK Group are considered related parties of the Group.

(2)	Compensation for the key management

The Parent Company considers registered directors (3 executive and 5 non-executive directors) who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Salaries	~~W~~	10,029	5,969
Defined benefits plan expenses		3,459	1,237
Share option		158	325

	~~W~~	13,646	7,531

Compensation for the key management includes salaries, non-monetary salaries, and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

38.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
		2020
Scope	Company	Operating revenue and others		Operating expense and others(*1)	Acquisition of property and equipment
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*2)	~~W~~	40,717	596,509	76,534

Associates	F&U Credit information Co., Ltd.		3,484	51,228	—
	SK hynix Inc(*3)		316,001	267	—
	KEB HanaCard Co., Ltd.		683	3,065	—
	SK Wyverns Co., Ltd.		1,279	19,354	—
	Content Wavve Co., Ltd.		446	56,631	—
	Others(*4)		65,431	12,511	78

			387,324	143,056	78

Others	SK Engineering & Construction Co., Ltd.		12,349	238	—
	SK Innovation Co., Ltd.		38,999	18,464	—
	SK Networks Co., Ltd.(*5)		13,893	1,022,976	32
	SK Networks Services Co., Ltd.		6,936	76,653	2,023
	SK Telesys Co., Ltd.		388	10,751	30,453
	SK TNS Co., Ltd.		1,118	43,767	496,460
	SK Energy Co., Ltd.		16,009	296	—
	SK hynix Semiconductor (China) Ltd.		73,683	—	—
	SK Battery Hungary Krt		19,394	—	—
	SK Global Chemical Co., Ltd.		20,667	9	—
	SK Global Chemical International Trading (Shanghai) Co., Ltd.		15,898	8	—
	HappyNarae Co., Ltd.		9,871	17,361	129,621
	Others		102,141	128,268	83,693

			331,346	1,318,791	742,282

		~~W~~	759,387	2,058,356	818,894

(*1)	Operating expense and others include lease payments by the Group.

(*2)	Operating expense and others include ~~W~~216,241 million of dividends paid by the Parent Company.

(*3)

Operating revenue and others include ~~W~~146,100 million of dividends received from SK hynix Inc. which was deducted from the investment in associates and ~~W~~70,495 million of disposal amounts of Yongin SK Academy training facility.

(*4)	Operating revenue and others include ~~W~~18,749 million of dividends declared by Korea IT Fund and Pacific Telecom Inc. and UniSK which was deducted from the investments in associates.

(*5)	Operating expenses and others include costs for handset purchases amounting to ~~W~~961,167 million.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

38.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2020 and 2019 are as follows, Continued:

(In millions of won)
		2019
Scope	Company	Operating revenue and others		Operating expense and others(*1)	Acquisition of property and equipment
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*2)	~~W~~	53,507	612,248	95,426

Associates	F&U Credit information Co., Ltd.		2,293	55,179	—
	SK hynix Inc(*3)		273,047	481	—
	KEB HanaCard Co., Ltd.		832	1,901	—
	SK Wyverns Co., Ltd.		1,399	21,528	—
	Others(*4)		17,286	13,864	457

			294,857	92,953	457

Others	SK Engineering & Construction Co., Ltd.		13,339	1,601	7,400
	SK Innovation Co., Ltd.		26,697	2,777	—
	SK Networks Co., Ltd.(*5)		29,321	1,088,443	449
	SK Networks Services Co., Ltd.		1,056	76,671	4,979
	SK Telesys Co., Ltd.		474	9,686	59,392
	SK TNS Co., Ltd.		240	35,824	607,546
	SK Energy Co., Ltd.		16,294	516	—
	SK hynix Semiconductor (China) Ltd.		73,542	—	—
	SK Global Chemical International Trading (Shanghai) Co., Ltd.		14,535	131	—
	HappyNarae Co., Ltd.		6,943	18,121	168,286
	Others		90,307	105,569	109,189

			272,748	1,339,339	957,241

		~~W~~	621,112	2,044,540	1,053,124

(*1)	Operating expense and others include lease payments by the Group.

(*2)	Operating expense and others include ~~W~~216,241 million of dividends paid by the Parent Company.

(*3)	Operating revenue and others include ~~W~~219,150 million of dividends received from SK hynix Inc. which was deducted from the investment in associates.

(*4)	Operating revenue and others include ~~W~~11,955 million of dividends declared by Korea IT Fund and , UniSK and KIF Stonebridge IT Investment Fund which was deducted from the investments in associates.

(*5)	Operating expenses and others include costs for handset purchases amounting to ~~W~~1,043,902 million.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

38.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of December 31, 2020 and 2019 are as follows:

(In millions of won)
		December 31, 2020
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc	Accounts payable – other, etc
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	6,449	64,373
Associates	F&U Credit information Co., Ltd.		—	10	4,699
	SK hynix Inc.		—	33,773	128
	Wave City Development Co., Ltd.(*1)		—	25,782	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	2,779	—
	KEB HanaCard Co., Ltd.		—	352	145,328
	Content Wavve Co., Ltd.		—	283	2,491
	Others		—	9,098	1,686

			22,147	72,077	154,332

Others	SK Engineering & Construction Co., Ltd.		—	1,521	152
	SK Innovation Co., Ltd.		—	11,737	44,105
	SK Networks. Co., Ltd.		—	2,245	108,233
	SK Networks Services Co., Ltd.		—	579	7,103
	SK Telesys Co., Ltd.		—	37	9,253
	SK TNS Co., Ltd.		—	263	89,915
	SK Energy Co., Ltd.		—	3,502	1,837
	SK hystec Co., Ltd.		—	494	6,085
	SK hynix Semiconductor (China) Ltd.		—	5,896	—
	SK Battery Hungary Krt		—	2,075	—
	SK Global Chemical Co., Ltd.		—	1,142	5
	SK Global Chemical International Trading (Shanghai) Co., Ltd.		—	795	21
	HappyNarae Co., Ltd.		—	720	16,534
	Others		—	15,564	120,575

			—	46,570	403,818

		~~W~~	22,147	125,096	622,523

(*1)	As of December 31, 2020, the Parent Company recognized loss allowance amounting to ~~W~~10,880 million on the accounts receivable – trade.
(*2)	As of December 31, 2020, the Parent Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

38.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of December 31, 2020 and 2019 are as follows, Continued:

(In millions of won)
		December 31, 2019
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc	Accounts payable – other, etc
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	7,941	87,458
Associates	F&U Credit information Co., Ltd.		—	2	4,869
	SK hynix Inc.		—	21,510	100
	Wave City Development Co., Ltd.(*1)		—	31,523	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	5,359	—
	KEB HanaCard Co., Ltd.		—	1,025	9,474
	Others		204	2,490	2,262

			22,351	61,909	16,705

Others	SK Engineering & Construction Co., Ltd.		—	4,422	97
	SK Innovation Co., Ltd.		—	7,496	43,791
	SK Networks. Co., Ltd.		—	3,469	76,993
	SK Networks Services Co., Ltd.		—	—	10,900
	SK Telesys Co., Ltd.		—	30	16,337
	SK TNS Co., Ltd.		—	14	200,703
	SK Energy Co., Ltd.		—	2,757	1,954
	SK hystec Co., Ltd.		—	848	687
	SK hynix Semiconductor (China) Ltd.		—	8,556	—
	Others		—	23,264	88,813

			—	50,856	440,275

		~~W~~	22,351	120,706	544,438

(*1)	As of December 31, 2019, the Parent Company recognized loss allowance amounting to ~~W~~13,283 million on the accounts receivable – trade.
(*2)	As of December 31, 2019, the Parent Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

(5)	SK Telink Co., Ltd., a subsidiary of the Parent Company, is holding a blank note provided by SK Holdings Co., Ltd. with regards to a performance guarantee.

(6)	The details of additional investments and disposal of associates and joint ventures for the year ended December 31, 2020 as presented in note 13.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

39.	Commitments and Contingencies

(1)	Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ~~W~~1,568 million as of December 31, 2020.

In addition, SK Infosec Co, Ltd., a subsidiary of the Parent Company, has pledged its shares of ADT CAPS Co., Ltd., CAPSTEC Co., Ltd., and ADT SECURITY Co., Ltd. for the long-term borrowings with a face value of ~~W~~1,950,000 million and Incross Co., Ltd., a subsidiary of the Parent Company, has pledged ~~W~~20,057 million of short-term financial instrument for performance guarantee as of December 31, 2020.

(2)	Legal claims and litigations

As of December 31, 2020 the Group is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

Meanwhile, the pending litigation over the validity of partnership contract that SK Planet Co., Ltd., a subsidiary of the Parent Company, was involved as the defendant (Plaintiff: Nonghyup Bank) was settled by the agreement between the parties during the year ended December 31, 2018. As a result of the settlement, the credit card business partnership between SK Planet Co., Ltd. and Nonghyup Bank will be maintained until April 2021, and the Group is obligated to pay the commission fees based on the customers’ credit card usage until September 2021, the expiration date of the credit cards. The Group determined that the contract and the subsidiary agreements meet the definition of an onerous contract according to K-IFRS No.1037, for which the Group recognized provisions with the best estimate of the expenditure required to settle the present obligation at the end of the reporting period. In this regard, ~~W~~18,717 million are recognized as current provisions as of December 31, 2020.

(3)	Accounts receivables from sale of handsets

The sales agents of the Parent Company sell handsets to the Parent Company’s subscribers on an installment basis. The Parent Company entered into comprehensive agreements to purchase accounts receivables from handset sales with retail stores and authorized dealers and to transfer the accounts receivables from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivables from sale of handsets amounting to ~~W~~571,004 million and ~~W~~646,837 million as of December 31, 2020 and 2019, respectively, which the Parent Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable – other and long-term accounts receivable – other.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

40.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Interest income	~~W~~	(50,357)	(63,579)
Dividends		(1,170)	(10,011)
Gain on foreign currency translations		(8,928)	(4,576)
Gain on valuation of derivatives		(101,343)	(2,499)
Gain on settlement of derivatives		(7,829)	(29,277)
Gain on sale of accounts receivable – other		(22,605)	(15,855)
Gain relating to investments in subsidiaries, associates and joint ventures, net		(1,028,403)	(449,543)
Gain on disposal of property and equipment and intangible assets		(35,644)	(8,533)
Gain on business transfer		(12,455)	(69,522)
Gain relating to financial assets at FVTPL		(35,844)	(4,504)
Gain relating to financial liabilities at FVTPL		—	(56)
Other income		(4,220)	(1,875)
Interest expenses		399,176	406,087
Loss on foreign currency translations		12,730	4,948
Loss on disposal of long-term investment securities		98	—
Loss on sale of accounts receivable – other		—	5,823
Income tax expense		376,502	300,268
Expense related to defined benefit plan		198,794	175,165
Share option		4,313	2,073
Depreciation and amortization		4,169,996	4,021,016
Bad debt expense		48,625	28,841
Loss on disposal of property and equipment and intangible assets		41,598	47,760
Loss on impairment of property and equipment and intangible assets		208,833	65,935
Bad debt for accounts receivable – other		10,559	5,802
Loss on valuation of derivatives		13,551	—
Loss on settlement of derivatives		2,637	641
Loss relating to financial assets at FVTPL		10,894	7,753
Loss relating to financial liabilities at FVTPL		—	43
Loss on impairment of investment assets		—	1,670
Other expenses		67,146	21,044

	~~W~~	4,256,654	4,435,039

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

40.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Accounts receivable – trade	~~W~~	(33,410)	(211,712)
Accounts receivable – other		(50,003)	48,399
Accrued income		—	151
Advanced payments		(945)	(12,204)
Prepaid expenses		112,270	(680,925)
Inventories		(7,219)	115,893
Long-term accounts receivable – other		26,027	(56,216)
Contract assets		1,528	(68,805)
Guarantee deposits		26,122	6,392
Accounts payable – trade		3,023	(23,607)
Accounts payable – other		311,737	167,595
Withholdings		33,348	(31,545)
Contract liabilities		35,426	33,574
Deposits received		(1,028)	(3,112)
Accrued expenses		61,848	116,949
Provisions		(30,773)	(36,478)
Long-term provisions		(548)	(1,699)
Plan assets		(145,214)	(130,790)
Retirement benefit payment		(76,987)	(84,098)
Others		37,256	(3,892)

	~~W~~	302,458	(856,130)

(3)	Significant non-cash transactions for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Increase in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	(426,723)	438,622
Increase of right-of-use assets		736,157	1,141,349
Contribution in kind for investments		4,702	78,900
Merger of Tbroad Co., Ltd. and two other companies by SK Broadband Co., Ltd.		1,072,487	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

40.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020
	January 1, 2020		Cash flows		Non-cash transactions
					Exchange rate changes(*)	Fair value changes	Business combinations	Other changes	December 31, 2020
Total liabilities from financing activities:
Short-term borrowings	~~W~~	20,603		76,375	13,020	—	—	—	109,998
Long-term borrowings		2,022,537		(3,026)	(14,208)	—	—	23,621	2,028,924
Debentures		8,220,833		445,462	(94,391)	—	—	7,839	8,579,743
Lease liabilities		1,291,007		(412,666)	—	—	7,696	550,740	1,436,777
Long-term payables – other		1,971,609		(428,100)	—	—	—	23,445	1,566,954
Derivative financial liabilities		1,043		8,191	—	44,942	—	—	54,176
Derivative financial assets		(144,886)		28,500	—	51,250	—	—	(65,136)

	~~W~~	13,382,746		(285,264)	(95,579)	96,192	7,696	605,645	13,711,436
Other cash flows from financing activities:
Payments of cash dividends			~~W~~	(742,136)
Payments of interest on hybrid bonds				(14,766)
Acquisition of treasury shares				(426,664)
Cash inflow from transactions with the non-controlling shareholders				17,766
Cash outflow from transactions with the non-controlling shareholders				(6,515)

				(1,172,315)

			~~W~~	(1,457,579)

(*)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

40.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2020 and 2019 are as follows, Continued:

(In millions of won)
	2019
	January 1, 2019		Cash flows		Non-cash transactions
					Exchange rate changes(*)	Fair value changes	Business combinations	Other changes	December 31, 2019
Total liabilities from financing activities:
Short-term borrowings	~~W~~	80,000		(59,860)	(2)	—	465	—	20,603
Long-term borrowings		2,104,996		(89,882)	1,129	—	—	6,294	2,022,537
Debentures		7,466,852		693,444	59,157	223	—	1,157	8,220,833
Lease liabilities		844,283		(443,238)	—	—	955	889,007	1,291,007
Long-term payables – other		2,393,027		(428,153)	(84)	—	—	6,819	1,971,609
Derivative financial liabilities		4,184		626	—	(3,767)	—	—	1,043
Derivative financial assets		(55,457)		11,800	—	(98,958)	—	(2,271)	(144,886)

	~~W~~	12,837,885		(315,263)	60,200	(102,502)	1,420	901,006	13,382,746
Other cash flows from financing activities:
Payments of cash dividends			~~W~~	(718,698)
Payments of interest on hybrid bonds				(14,766)
Disposal of treasury shares				300,000
Cash inflow from transactions with the non-controlling shareholders				101,398
Cash outflow from transactions with the non-controlling shareholders				(39,345)

				(371,411)

			~~W~~	(686,674)

(*)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

41.	Subsequent Events

(1)	Merge of ADT Caps Co., Ltd. by SK Infosec Co., Ltd

On January 13, 2021, the board of directors of SK Infosec Co., Ltd., a subsidiary of the Parent Company, resolved to approve SK Infosec Co., Ltd.’s merger with ADT CAPS Co., Ltd. SK Infosec Co., Ltd. will merge ADT CAPS Co., Ltd. which is planned to be merged and dissolved on the date of merger expected to be March 4, 2021.

(2)	Sale of ownership interest for SK Wynerns

On January 26, 2021, the Parent Company has entered into a memorandum of understanding (“MOU”) with E-MART Inc. to sell its entire 1,000,000 common stock of SK Wyverns Co., Ltd., in addition to land and buildings for ~~W~~100,000 million and ~~W~~35,280 million, respectively. In accordance with the MOU, the sale and purchase agreement of stock has been executed on February 23, 2021 and the agreement to sell land and building with SK Wyverns Co., Ltd. was executed on February 26, 2021.

SK TELECOM CO., LTD.

Separate Financial Statements

December 31, 2020 and 2019

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders of

SK Telecom Co., Ltd.:

Opinion

We have audited the accompanying separate financial statements of SK Telecom Co., Ltd. (the “Company”) which comprise the separate statements of financial position as of December 31, 2020 and 2019 and the separate statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and notes to the separate financial statements, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2020 and 2019, and its separate financial performance and its separate cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

We also have audited, in accordance with the Korean Standards on Auditing, the Company’s Internal Control over Financial Reporting as of December 31, 2020, based on the criteria established in Conceptual Framework for Designing and Operating Internal Control over Financial Reporting issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea, and our report dated March 11, 2021 expressed an unmodified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter

Without qualifying our opinion, we draw attention to the following:

As described in Note 3 to the separate financial statements, the Company retrospectively applied changes in accounting policies regarding the method of determining lease term and restated the comparative financial statements as of and for the year then ended December 31, 2019.

Key Audit Matter

Key audit matter communicated below is a matter that, in our professional judgment, was of most significance in our audit of the separate financial statements as of and for the year ended December 31, 2020. This matter was addressed in the context of our audit of the separate financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter.

1.	Revenue Recognition

As described in note 4 (21) and 27 of the separate financial statements, the Company’s revenue from cellular services is primarily generated from the provision of a variety of telecommunications services at various rate plans and products. Revenue from wireless service amounted to W9,989,461 million in 2020. It is recognized based on data from complex information technology systems that process large volume of transactions with subscribers. Therefore, we have identified revenue recognition related to the Company’s wireless service as a key audit matter due to the complexity of information technology systems involved and the revenue recognition standard applied.

The primary procedures we performed to address this key audit matter included:

•

Testing certain internal controls relating to the Company’s revenue recognition process, including information technology (IT) systems used for the purposes of revenue recognition. Specifically, we assessed the IT system environment for data records, rating and billing systems, which aggregate data used for revenue recognition for voice usage, text and mobile data services, generate customer bills and support measurement of revenue.

•	Comparing a sample of revenue transactions to supporting evidence, such as customer bills, rating system information, subscriber contracts, and cash received where applicable.

•

Inspecting major contracts with subscribers to assess the Group’s revenue recognition policies based on the terms and conditions as set out in the contracts, with reference to the requirements of K-IFRS No. 1115.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

2

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•

Evaluate the appropriateness of accounting policies used in the preparation of the separate financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

3

From the matters communicated with those charged with governance, we determine this matter that was of most significant in the audit of the separate financial statements of the current period and is therefore the key audit matter. We describe this matter in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is In Hye Kang.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 11, 2021

This report is effective as of March 11, 2021, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

4

SK TELECOM CO., LTD. (the “Company”)

SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020, AND DECEMBER 31, 2019, AND

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

The accompanying separate financial statements, including all footnote disclosures, were prepared by, and are the responsibility of, the Company.

Park, Jung-Ho

Chief Executive Officer

5

SK TELECOM CO., LTD.

Separate Statements of Financial Position

As of December 31, 2020 and 2019

(In millions of won)
	Note	December 31, 2020		December 31, 2019
Assets
Current Assets:
Cash and cash equivalents	34,35	~~W~~	329,208	497,282
Short-term financial instruments	5,34,35		516,000	234,000
Short-term investment securities	9,34,35		31,854	31,920
Accounts receivable – trade, net	6,34,35,36		1,503,552	1,479,971
Short-term loans, net	6,34,35,36		89,280	57,751
Accounts receivable – other, net	3,6,34,35,36,37		434,713	506,642
Contract assets	8,35		8,388	7,173
Prepaid expenses	3,7		2,052,515	1,959,122
Guarantee deposits	6,34,35,36		51,069	73,345
Prepaid income taxes	31		—	70,528
Derivative financial assets	19,34,35,38		8,704	26,253
Inventories, net			5,181	11,125
Advanced payments and others	6,34,35		16,651	43,353

			5,047,115	4,998,465

Non-Current Assets:
Long-term financial instruments	5,34,35		354	382
Long-term investment securities	9,34,35		983,688	510,633
Investments in subsidiaries, associates and joint ventures	10,39		11,357,504	10,578,158
Property and equipment, net	3,11,12,36		9,157,548	9,052,709
Goodwill	13		1,306,236	1,306,236
Intangible assets, net	14		2,665,083	3,461,152
Long-term loans, net	6,34,35,36		6,518	7,474
Long-term accounts receivable – other	3,6,34,35,37		348,335	335,574
Long-term contract assets	8,35		22,844	23,724
Long-term prepaid expenses	3,7		903,961	1,134,737
Guarantee deposits	6,34,35,36		110,555	108,141
Long-term derivative financial assets	19,34,35,38		76,461	99,998
Other non-current assets			249	249

			26,939,336	26,619,167

		~~W~~	31,986,451	31,617,632

See accompanying notes to the separate financial statements.

6

SK TELECOM CO., LTD.

Separate Statements of Financial Position, Continued

As of December 31, 2020 and 2019

(In millions of won)
	Note	December 31, 2020		December 31, 2019
Liabilities and Shareholders’ Equity Current Liabilities:
Accounts payable – other	34,35,36	~~W~~	1,955,472	2,266,958
Contract liabilities	8		83,216	88,257
Withholdings	34,35		659,181	685,822
Accrued expenses	3,34,35		724,992	793,252
Income tax payable	31		154,144	—
Provisions	3,17		43,437	47,786
Current installments of long-term debt, net	15,34,35,38		712,105	520,292
Lease liabilities	3,34,35,36,38		313,422	319,519
Current installments of long-term payables – other	16,34,35,38		424,600	423,839
Other current liabilities	34,35		5,835	20,019

			5,076,404	5,165,744

Non-Current Liabilities:
Debentures, excluding current installments, net	15,34,35,38		6,175,576	5,900,829
Long-term borrowings, excluding current installments, net	15,34,35,38		6,167	19,777
Long-term payables – other	16,34,35,38		1,141,723	1,544,699
Long-term contract liabilities	8		8,110	11,342
Long-term derivative financial liabilities	19,34,35,38		362,002	—
Long-term lease liabilities	3,34,35,36,38		999,776	856,385
Long-term provisions	3,17		55,953	41,145
Deferred tax liabilities	3,31		756,873	642,601
Defined benefit liabilities	18		7,421	25,093
Other non-current liabilities	34,35		46,588	26,118

			9,560,189	9,067,989

Total Liabilities			14,636,593	14,233,733

Shareholders’ Equity:
Share capital	1,20		44,639	44,639
Capital surplus and others	20,21,22,23		289,134	715,619
Retained earnings	3,24,25		16,684,640	16,672,947
Reserves	26		331,445	(49,306)

Total Shareholders’ Equity			17,349,858	17,383,899

		~~W~~	31,986,451	31,617,632

See accompanying notes to the separate financial statements.

7

SK TELECOM CO., LTD.

Separate Statements of Income

For the years ended December 31, 2020 and 2019

(In millions of won)
	Note	2020		2019
Operating revenue:	3,27,36
Revenue		~~W~~	11,746,630	11,421,342
Operating expenses:	3,36
Labor			804,982	783,124
Commission	7		4,647,773	4,419,845
Depreciation and amortization	3		2,841,755	2,776,140
Network interconnection			555,846	565,084
Leased lines			215,878	213,673
Advertising			114,794	154,124
Rent	3		121,032	123,517
Cost of goods sold			436,013	479,605
Others	28		985,490	954,427

			10,723,563	10,469,539

Operating profit			1,023,067	951,803
Finance income	3,30		377,947	615,571
Finance costs	3,30		(256,737)	(280,247)
Other non-operating income	3,29		82,673	76,928
Other non-operating expenses	3,29		(273,655)	(110,627)
Loss relating to investments in subsidiaries, associates and joint ventures, net	10		(11,840)	(68,550)

Profit before income tax			941,455	1,184,878
Income tax expense	3,31		182,663	204,987

Profit for the year		~~W~~	758,792	979,891

Earnings per share:	3,32
Basic earnings per share (in won)		~~W~~	10,221	13,393
Diluted earnings per share (in won)			10,219	13,393

See accompanying notes to the separate financial statements.

8

SK TELECOM CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2020 and 2019

(In millions of won)	Note	2020		2019
Profit for the year		~~W~~	758,792	979,891
Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	18		(2,325)	(40,720)
Valuation gain(loss) on financial assets at fair value through other comprehensive income	26,30		366,600	(13,972)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of derivatives	19,26,30		15,507	35,004

Other comprehensive income(loss) for the year, net of taxes			379,782	(19,688)

Total comprehensive income		~~W~~	1,138,574	960,203

See accompanying notes to the separate financial statements.

9

SK TELECOM CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2020 and 2019

(In millions of won)		Share capital		Capital surplus and others						Retained earnings	Reserves
	Note			Paid-in surplus	Treasury shares	Hybrid bonds	Share option	Other	Sub-total			Total equity
Balance, January 1, 2019 (As reported)		~~W~~	44,639	2,915,887	(1,979,475)	398,759	1,007	(920,854)	415,324	16,442,560	(40,265)	16,862,258
Changes in Accounting Policies	3		—	—	—	—	—	—	—	(5,393)	—	(5,393)

Balance, January 1, 2019 (Restated)			44,639	2,915,887	(1,979,475)	398,759	1,007	(920,854)	415,324	16,437,167	(40,265)	16,856,865
Total comprehensive Income (loss):
Profit for the year			—	—	—	—	—	—	—	979,891	—	979,891
Other comprehensive loss	18,19,26,30		—	—	—	—	—	—	—	(10,647)	(9,041)	(19,688)

			—	—	—	—	—	—	—	969,244	(9,041)	960,203

Transactions with owners:
Annual dividends	33		—	—	—	—	—	—	—	(646,828)	—	(646,828)
Interim dividends	33		—	—	—	—	—	—	—	(71,870)	—	(71,870)
Share option	23		—	—	—	—	295	—	295	—	—	295
Interest on hybrid bonds	22		—	—	—	—	—	—	—	(14,766)	—	(14,766)
Disposal of treasury shares	21		—	—	282,478	—	—	17,522	300,000	—	—	300,000

			—	—	282,478	—	295	17,522	300,295	(733,464)	—	(433,169)

Balance, December 31, 2019		~~W~~	44,639	2,915,887	(1,696,997)	398,759	1,302	(903,332)	715,619	16,672,947	(49,306)	17,383,899

Balance, January 1, 2020		~~W~~	44,639	2,915,887	(1,696,997)	398,759	1,302	(903,332)	715,619	16,672,947	(49,306)	17,383,899
Total comprehensive Income (loss):
Profit for the year			—	—	—	—	—	—	—	758,792	—	758,792
Other comprehensive income (loss)	18,19,26,30		—	—	—	—	—	—	—	(969)	380,751	379,782

			—	—	—	—	—	—	—	757,823	380,751	1,138,574

Transactions with owners:
Annual dividends	33		—	—	—	—	—	—	—	(658,228)	—	(658,228)
Interim dividends	33		—	—	—	—	—	—	—	(73,136)	—	(73,136)
Share option	23		—	—	—	—	179	—	179	—	—	179
Interest on hybrid bonds	22		—	—	—	—	—	—	—	(14,766)	—	(14,766)
Acquisition of treasury shares	21		—	—	(426,664)	—	—	—	(426,664)	—	—	(426,664)

			—	—	(426,664)	—	179	—	(426,485)	(746,130)	—	(1,172,615)

Balance, December 31, 2020		~~W~~	44,639	2,915,887	(2,123,661)	398,759	1,481	(903,332)	289,134	16,684,640	331,445	17,349,858

See accompanying notes to the separate financial statements

10

SK TELECOM CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2020 and 2019

(In millions of won)	Note	2020		2019
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the year		~~W~~	758,792	979,891
Adjustments for income and expenses	38		3,361,118	2,898,842
Changes in assets and liabilities related to operating activities	38		169,589	(703,093)

			4,289,499	3,175,640
Interest received			20,283	28,388
Dividends received			285,040	525,045
Interest paid			(212,921)	(226,652)
Income tax refund(paid)			5,908	(311,680)

Net cash provided by operating activities			4,387,809	3,190,741

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term investment securities, net			—	16,217
Collection of short-term loans			69,754	107,996
Decrease in long-term financial instruments			28	—
Proceeds from disposals of long-term investment securities			790	223,619
Proceeds from disposal of investments in subsidiaries, associates and joint ventures			659	—
Proceeds from disposal of property and equipment			89,922	10,767
Proceeds from disposal of intangible assets			4,475	3,843
Collection of lease receivables			—	6,881

			165,628	369,323
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(282,000)	(135,000)
Increase in short-term loans			(100,739)	(111,686)
Acquisition of long-term investment securities			(827)	(321,124)
Acquisition of investments in subsidiaries, associates and joint ventures			(277,465)	(379,821)
Acquisition of property and equipment			(2,480,297)	(2,304,512)
Acquisition of intangible assets			(81,352)	(109,853)
Cash outflow for spin-off			(121,100)	—

			(3,343,780)	(3,361,996)

Net cash used in investing activities		~~W~~	(3,178,152)	(2,992,673)

See accompanying notes to the separate financial statements.

11

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

(In millions of won)	Note	2020		2019
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from issuance of debentures		~~W~~	1,062,500	1,195,274
Cash inflows from settlement of derivatives			36,691	12,426
Proceeds from disposal of treasury shares			—	300,000

			1,099,191	1,507,700
Cash outflows for financing activities:
Repayments of long-term borrowings			(13,624)	(12,882)
Repayments of long-term payables – other			(425,349)	(425,349)
Repayments of debentures			(515,500)	(550,000)
Payments of cash dividends			(731,364)	(718,698)
Payments of interest on hybrid bonds			(14,766)	(14,766)
Repayments of lease liabilities			(349,656)	(364,614)
Acquisition of treasury shares			(426,664)	—

			(2,476,923)	(2,086,309)

Net cash used in financing activities			(1,377,732)	(578,609)

Net decrease in cash and cash equivalents			(168,075)	(380,541)
Cash and cash equivalents at beginning of the year			497,282	877,823
Effects of exchange rate changes on cash and cash equivalents			1	—

Cash and cash equivalents at end of the year		~~W~~	329,208	497,282

See accompanying notes to the separate financial statements.

12

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications services in Korea. The head office of the Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares and depositary receipts (“DRs”) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2020, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	21,624,120	26.78
National Pension Service	8,853,906	10.97
Institutional investors and other shareholders	39,582,507	49.02
Kakao Co., Ltd.	1,266,620	1.57
Treasury shares	9,418,558	11.66

	80,745,711	100.00

2.	Basis of Preparation

These separate financial statements were prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies, etc. in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent or an investor with joint control of or significant influence over an investee, in which the investments are accounted for at cost less impairment, if any.

The separate financial statements were authorized for issuance by the Board of Directors on February 2, 2021, which will be submitted for approval at the shareholders’ meeting to be held on March 25, 2021.

(1) Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the separate statement of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments measured at fair value through profit or loss (“FVTPL”);

•	financial instruments measured at fair value through other comprehensive income (“FVOCI”);

•	liabilities (assets) for defined benefit plans recognized at the total present value of defined benefit obligations less the net of the fair value of plan assets.

13

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

2.	Basis of Preparation, Continued

(2) Functional and presentation currency

These separate financial statements are presented in Korean won, which is the currency of the primary economic environment in which the Company operates.

(3) Use of estimates and judgments

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1) Critical judgments

Information about critical judgments in applying accounting policies that have most significant effects on the amounts recognized in the separate financial statements is included in notes for the following areas: financial risk management.

2) Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following notes: loss allowance (notes 6 and 35), estimated useful lives of costs to obtain a contract (notes 4 (21), and 7), property and equipment and intangible assets (notes 4 (7), (9), 11 and 14), impairment of goodwill (notes 4 (11) and 13), recognition of provision (notes 4 (16) and 17), measurement of defined benefit liabilities (notes 4 (15) and 18), and recognition of deferred tax assets (liabilities) (notes 4 (23) and 31).

3) Fair value measurement

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established policies and processes with respect to the measurement of fair values including Level 3 fair values, and the measurement of fair value is reviewed is directly reported to the finance executives.

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, are used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

14

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

2.	Basis of Preparation, Continued

(3) Use of estimates and judgments, Continued

3) Fair value measurement, Continued

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in note 35.

3.	Changes in accounting policies

The Company has initially adopted Interest Rate Benchmark Reform (Amendments to K-IFRS No. 1109, Financial Instruments, K-IFRS No. 1039, Financial Instrument- Recognition and Measurement, K-IFRS No. 1107, Financial Instruments: Disclosures) from January 1, 2020. A number of other new standards are effective from January 1, 2020, but they do not have a material effect on the Company’s separate financial statements.

The Company applied the interest rate benchmark reform amendments retrospectively to hedging relationships that existed at January 1, 2020 or were designated thereafter and that are directly affected by interest rate benchmark reform. These amendments also apply to the gain or loss accumulated in the cash flow hedging reserve that existed at January 1, 2020. The details of the accounting policies are disclosed in note 4 (6). See also note 35 for related disclosures about risk and hedge accounting.

During the annual period ended December 31, 2020, the Company changed its accounting policy by applying agenda decision, Lease Term and Useful Life of Leasehold Improvements (IFRS 16 Leases and IAS 16 Property, Plant and Equipment)—November 2019, published by International Financial Reporting Interpretations Committee (“IFRIC”) on December 16, 2019.

Prior to the changes in accounting principles, the Company determined the lease term based on the assumption that the right to extent or terminate the lease is no longer enforceable if a lease contract requires the counterparty’s consent to be extended. The Company now determines the lease term as the non-cancellable period of a lease, together with both: periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. In the assessing the periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option, the Company considered if it would incur a penalty on termination that is more than insignificant.

The Company has retrospectively applied the changes in its accounting policies in connection with the IFRIC agenda decision in accordance with K-IFRS No. 1008 Accounting Policies, Changes in Accounting Estimates and Errors and restated its comparative financial statements.

15

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

3.	Changes in accounting policies, Continued

The following table summarizes the impacts of the change in accounting policy on the Company’s separate financial statements on the current and prior periods.

(1) Statements of financial position

(In millions of won)
(Unaudited)	As of September 30, 2020 (*)
	As reported		Adjustments	Restated
Assets
Accounts receivable – other, net	~~W~~	702,082	6,179	708,261
Prepaid expenses		2,958,517	(10,922)	2,947,595
Property and equipment, net		8,131,623	919,163	9,050,786

	~~W~~	11,792,222	914,420	12,706,642

Liabilities
Accrued expenses	~~W~~	689,679	(273)	689,406
Provisions		71,230	23,953	95,183
Lease liabilities		454,739	904,759	1,359,498
Deferred tax liabilities		765,218	(3,732)	761,486

	~~W~~	1,980,866	924,707	2,905,573

Shareholder’s Equity
Retained earnings	~~W~~	16,662,589	(10,287)	16,652,302

(*)

Subsequent to the adoption of the change in accounting policy, the Company does not maintain the information necessary to prepare financial statements using the previous accounting policy. Therefore, the Company presented the impact on unaudited interim financial information using available information.

(In millions of won)
	As of December 31, 2019
	As reported		Adjustments	Restated
Assets
Accounts receivable – other, net	~~W~~	839,900	2,316	842,216
Prepaid expenses		3,105,731	(11,872)	3,093,859
Property and equipment, net		8,264,888	787,821	9,052,709

	~~W~~	12,210,519	778,265	12,988,784

Liabilities
Accrued expenses	~~W~~	793,669	(417)	793,252
Provisions		67,271	21,660	88,931
Lease liabilities		410,889	765,015	1,175,904
Deferred tax liabilities		644,754	(2,153)	642,601

	~~W~~	1,916,583	784,105	2,700,688

Shareholder’s Equity
Retained earnings	~~W~~	16,678,787	(5,840)	16,672,947

16

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

3.	Changes in accounting policies, Continued

(1) Statements of financial position, Continued

(In millions of won)
	As of January 1, 2019
	As reported(*)		Adjustments	Restated
Assets
Accounts receivable – other, net	~~W~~	809,707	(1,147)	808,560
Prepaid expenses		2,387,807	(35,377)	2,352,430
Property and equipment, net		7,360,042	345,266	7,705,308

	~~W~~	10,557,556	308,742	10,866,298

Liabilities
Accrued expenses	~~W~~	664,286	—	664,286
Provisions		61,786	19,485	81,271
Lease liabilities		412,407	296,639	709,046
Deferred tax liabilities		514,427	(1,989)	512,438

	~~W~~	1,652,906	314,135	1,967,041

Shareholder’s Equity
Retained earnings	~~W~~	16,442,560	(5,393)	16,437,167

(*)	Includes impact of initial adoption of K-IFRS No.1116.
(2)	Statement of income

(In millions of won)
(Unaudited)	For the nine-month period ended September 30, 2020 (*)
	As reported		Adjustments	Restated
Operating revenue	~~W~~	8,803,310	4,939	8,808,249
Operating expenses:
Depreciation and amortization		2,079,602	65,048	2,144,650
Rent		147,917	(58,095)	89,822
Others		5,783,522	(197)	5,783,325

		8,011,041	6,756	8,017,797

Operating profit		792,269	(1,817)	790,452
Finance income		332,051	(7)	332,044
Finance costs		184,862	9,507	194,369
Other non-operating income		43,822	(751)	43,071
Other non-operating expenses		51,597	(6,056)	45,541
Loss relating to investments in subsidiaries, associates and joint ventures, net		11,840	—	11,840

Profit before income tax	~~W~~	919,843	(6,026)	913,817
Income tax expense		186,721	(1,578)	185,143

Profit for the year	~~W~~	733,122	(4,448)	728,674

Earnings per share:
Basic earnings per share (in won)	~~W~~	9,877	(61)	9,816
Diluted earnings per share (in won)		9,876	(61)	9,815

17

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

3.	Changes in accounting policies, Continued

(2) Statement of income, Continued

(*)

Subsequent to the adoption of the change in accounting policy, the Company does not maintain the information necessary to continue to prepare financial statements using the previous accounting policy. Therefore, the Company presented the impact on unaudited interim financial information using available information.

(In millions of won)	December 31, 2019
	As reported		Adjustments	Restated
Operating revenue	~~W~~	11,416,215	5,127	11,421,342
Operating expenses:
Depreciation and amortization		2,672,597	103,543	2,776,140
Rent		223,439	(99,922)	123,517
Others		7,570,070	(188)	7,569,882

		10,466,106	3,433	10,469,539

Operating profit		950,109	1,694	951,803
Finance income		615,589	(18)	615,571
Finance costs		270,795	9,452	280,247
Other non-operating income		78,212	(1,284)	76,928
Other non-operating expenses		119,075	(8,448)	110,627
Loss relating to investments in subsidiaries, associates and joint ventures, net		68,550	—	68,550

Profit before income tax	~~W~~	1,185,490	(612)	1,184,878
Income tax expense		205,152	(165)	204,987

Profit for the year	~~W~~	980,338	(447)	979,891

Earnings per share:
Basic earnings per share (in won)	~~W~~	13,399	(6)	13,393
Diluted earnings per share (in won)		13,399	(6)	13,393

(3) Statement of changes in equity

The statement of changes in equity has been restated as a result of restated statement of financial position and statement of income.

18

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

3.	Changes in accounting policies, Continued

(4) Statement of cash flows

(In millions of won)
(Unaudited)	For the nine-month period ended September 30, 2020 (*1)
	As reported (Unaudited)		Adjustments	Restated
Cash flows from operating activities(*2)	~~W~~	3,474,526	47,975	3,522,501
Cash flows from investing activities		(2,391,980)	—	(2,391,980)
Cash flows from financing activities(*3)		(904,561)	(47,975)	(952,536)

(*1)

Subsequent to the adoption of the change in accounting policy, the Company does not maintain the information necessary to continue prepare financial statements using the previous accounting policy. Therefore, the Company presented the impact on unaudited interim financial information using available information.

(*2)	Adjustments are mainly due to increase in depreciation expense and decrease in prepaid expense.
(*3)	The effect of changes in accounting policies resulted in an increase in repayment of lease liabilities from ~~W~~205,966 million to ~~W~~253,941 million.

(In millions of won)
	2019
	As reported		Adjustments	Restated
Cash flows from operating activities(*1)	~~W~~	3,115,408	75,333	3,190,741
Cash flows from investing activities(*2)		(2,984,059)	(8,614)	(2,992,673)
Cash flows from financing activities(*3)		(511,890)	(66,719)	(578,609)

(*1)	Adjustments are mainly due to increase in depreciation expense and decrease in prepaid expense.
(*2)	The effect of changes in accounting policies resulted in a decrease in collection of lease receivables from ~~W~~15,495 million to ~~W~~6,881 million.
(*3)	The effect of changes in accounting policies resulted in increase in repayment of lease liabilities from ~~W~~297,895 million to ~~W~~364,614 million.

19

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies

The significant accounting policies applied by the Company in the preparation of its separate financial statements in accordance with K-IFRS are included below. The significant accounting policies applied by the Company in these separate financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2019, except for the changes in accounting policies described in note 3.

(1) Operating segments

The Company presents disclosures relating to operating segments on its consolidated financial statements in accordance with K-IFRS No. 1108, Operating Segments, and such disclosures are not separately disclosed on these separate financial statements.

(2) Investments in subsidiaries, associates, and joint ventures

These separate financial statements are prepared and presented in accordance with K-IFRS No. 1027, Separate Financial Statements. The Company applies the cost method to investments in subsidiaries, associates and joint ventures in accordance with K-IFRS No. 1027. Dividends from subsidiaries, associates, and joint ventures are recognized in profit or loss when the right to receive the dividends is established.

The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

(3) Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits, and investment securities with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

(4) Inventories

Inventories are initially recognized at the acquisition cost and subsequently measured using the average method. During the period, a perpetual inventory system is used to track inventory quantities, which is adjusted based on the physical inventory counts performed at the period end. When the net realizable value of inventories is less than cost, the carrying amount is reduced to the net realizable value, and any difference is charged to current period as operating expenses.

(5) Non-derivative financial assets

1) Recognition and initial measurement

Accounts receivable – trade and debt investments issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless an accounts receivable – trade without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. An accounts receivable – trade without a significant financing component is initially measured at the transaction price.

20

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(5) Non-derivative financial assets, Continued

2) Classification and subsequent measurement

On initial recognition, a financial asset is classified as measured at:

•	FVTPL

•	FVOCI – equity investment

•	FVOCI – debt investment

•	Financial assets at amortized cost

A financial asset is classified based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

21

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(5) Non-derivative financial assets, Continued

2) Classification and subsequent measurement, Continued

The following accounting policies are applied to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

3) Impairment

The Company estimates the expected credit losses (ECL) for the debt instruments measured at amortized cost and FVOCI based on the Company’s historical experience and informed credit assessment that includes forward-looking information. The impairment approach is decided based on the assessment of whether the credit risk of a financial asset has increased significantly since initial recognition. However, the Company applies a practical expedient and recognizes impairment losses equal to lifetime ECLs for accounts receivable – trade and lease receivables from the initial recognition.

ECL is a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive).

At each reporting date, the Company assesses whether financial assets measured at amortized cost and debt investments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowance on financial assets measured at amortized cost is deducted from the carrying amount of the respective assets, while loss allowance on debt instruments at FVOCI is recognized in OCI, instead of reducing the carrying amount of the assets.

22

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(5) Non-derivative financial assets, Continued

4) Derecognition

Financial assets are derecognized if the Company’s contractual rights to the cash flows from the financial assets expire or if the Company transfers the financial asset to another party without retaining control or transfers substantially all the risks and rewards of the asset.

The transferred assets are not derecognized when the Company enters into transactions whereby it transfers assets recognized in its statement of financial position but retains substantially all of the risks and rewards of the transferred assets.

5) Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position when the Company currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to settle the liability and realize the asset simultaneously.

A financial asset and a financial liability are offset only when the right to set off the amount is not contingent on future event and legally enforceable even on the event of default, insolvency or bankruptcy.

(6) Derivative financial instruments and hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value at the end of each reporting period, and changes therein are accounted for as described below.

1) Hedge accounting

The Company holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Company designates derivatives as hedging instruments to hedge the variability in cash flow associated with highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

23

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(6) Derivative financial instruments, including hedge accounting, Continued

1) Hedge accounting, Continued

Hedges directly affected by interest rate benchmark reform

For the purpose of evaluating whether there is an economic relationship between the hedged items and the hedging instruments, the Company assumes that the interest rate benchmark on which the hedged items and the hedging instruments are based is not altered as a result of interest rate benchmark reform.

For a cash flow hedge of a forecast transaction, the Company assumes that the benchmark interest rate will not be altered as a result of interest rate benchmark reform for the purpose of assessing whether the forecast transaction is highly probable and presents an exposure to variations in cash flows that could ultimately affect profit or loss. In determining whether a previously designated forecast transaction in a discontinued cash flow hedge is still expected to occur, the Company assumes that the interest rate benchmark cash flows designated as a hedge will not be altered as a result of interest rate benchmark reform.

The Company will cease applying the specific policy for assessing the economic relationship between the hedged item and the hedging instrument (i) to a hedged item or hedging instrument when the uncertainty arising from interest rate benchmark reform is no longer present with respect to the timing and the amount of the interest rate benchmark-based cash flows of the respective item or instrument or (ii) when the hedging relationship is discontinued.

For its highly probable assessment of the hedged item, the Company will no longer apply the specific policy when the uncertainty arising from interest rate benchmark reform about the timing and the amount of the interest rate benchmark-based future cash flows of the hedged item is no longer present, or when the hedging relationship is discontinued.

24

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

1) Hedge accounting, Continued

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

2) Other derivative financial instruments

Other derivative financial instrument not designated as a hedging instrument are measured at fair value, and the changes in fair value of the derivative financial instrument is recognized immediately in profit or loss.

(7)	Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be ciapable of operating in the manner intended by management, and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income (loss).

25

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(7)	Property and equipment, Continued

The estimated useful lives of the Company’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15, 30
Machinery	3 ~ 8, 15, 30
Other property and equipment	4 ~10

Depreciation methods, useful lives, and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(8)	Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets are not qualifying assets, and assets that are ready for their intended use or sale when acquired are not qualifying assets either.

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period do not exceed the amount of borrowing costs incurred during the period.

26

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(9)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Intangible assets, except for goodwill, are amortized on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships are expected to be available for use as there are no foreseeable limits to the periods. These intangible assets are determined as having indefinite useful lives and, therefore, not amortized.

The estimated useful lives of the Company’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	5 ~ 10
Land usage rights	5
Industrial rights	5, 10
Facility usage rights	10, 20
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes, if appropriate, are accounted for as changes in accounting estimates.

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be reliably measured, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

27

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(10)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

1) Grants related to assets

Government grants whose primary condition is that the Company purchases, constructs or otherwise acquires a long-term asset are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

2) Grants related to income

Government grants which are intended to compensate the Company for expenses incurred are deducted from the related expenses.

(11)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets other than contract assets recognized for revenue arising from contracts with a customer, assets recognized for the costs to obtain or fulfill a contract with a customer, employee benefits, inventories, deferred tax assets, and non-current assets held for sale are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

The Company estimates the recoverable amount of an individual asset, and if it is impossible to measure the individual recoverable amount of an asset, the Company estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU, for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergy arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

28

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(12)	Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

1) As a lessee

At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, the Company has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

29

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(12)	Leases, Continued

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in - substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company presents right-of-use assets that do not meet the definition of investment property in ‘property and equipment’ in the statement of financial position.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

2) As a lessor

At inception or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Company applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Company applies K-IFRS No. 1115 to allocate the consideration in the contract.

The Company applies the derecognition and impairment requirements in K-IFRS No. 1109 to the net investment in the lease. The Company further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.

The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

30

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(13)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sales rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the assets (or disposal groups) must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amounts and fair value less cost to sell. The Company recognizes an impairment loss for any initial or subsequent write-down of assets (or disposal groups) to fair value less costs to sell and a gain for any subsequent increase in fair value less costs to sell up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, Impairment of Assets.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(14)	Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liabilities.

1) Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, these liabilities are measured at fair value. The amount of change in fair value of financial liability that is attributable to changes in the credit risk of that liability shall be presented in other comprehensive income, and the remaining amount of change in the fair value of the liability shall be presented in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

2) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liabilities. Subsequent to initial recognition, other financial liabilities are measured at amortized cost and the interest expenses are recognized using the effective interest method.

3) Derecognition of financial liability

The Company extinguishes a financial liability only when the contractual obligation is fulfilled, canceled or expires. The Company recognizes new financial liabilities at fair value based on new contracts and eliminates existing liabilities when the contractual terms of the financial liabilities change and the cash flows change substantially.

When a financial liability is derecognized, the difference between the carrying amount and the consideration paid(including any transferred non-cash assets or liabilities assumed) is recognized in profit or loss.

(15)	Employee benefits

31

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(15)	Employee benefits, Continued

1) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

2) Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render related services. The Company’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

3) Retirement benefits: defined contribution plans

When an employee has rendered a service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

4) Retirement benefits: defined benefit plans

At the end of reporting period, defined benefit liabilities relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability (asset), which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Company determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Company recognizes a gain or loss on a settlement when the settlement of defined benefit plan occurs.

32

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(15)	Employee benefits, Continued

5) Termination benefits

The Company recognizes a liability and expense for termination benefits at the earlier of the period when the Company can no longer withdraw the offer of those benefits and the period when the Company recognizes costs for a restructuring that involves the payment of termination benefits. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

(16)	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. If the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

If some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

(17)	Transactions in foreign currencies

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for the differences arising on the retranslation of available-for-sale equity instruments.

(18)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The gains or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners.

33

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(19)	Hybrid bond

The Company recognizes a financial instrument issued by the Company as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(20)	Share-based payment

For equity-settled share-based payment transaction, if the fair value of the goods or services received cannot be reliably estimated, the Company measures the value indirectly by reference to the fair value of the equity instruments granted. The related expense with a corresponding increase in capital surplus and others is recognized over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

(21)	Revenue

1) Identification of performance obligations in contracts with customers

The Company identifies the distinct services or goods as performance obligations in contracts with customers such as (1) providing wireless telecommunications services and (2) sale other goods and services. In the case of providing both wireless telecommunications service and selling a handset together to one customer, the Company allocates considerations from the customer between the separate performance obligations for handset sale and wireless telecommunications service. The handset sale revenue is recognized when handset is delivered, and the wireless telecommunications service revenue is recognized over the period of the contract term as stated in the subscription contract.

2) Allocation of the transaction price to each performance obligation

The Company allocates the transaction price of a contract to each performance obligation identified on a relative stand-alone selling price basis. The Company uses “adjusted market assessment approach” for estimating the stand-alone selling price of a good or service.

3) Incremental costs of obtaining a contract

The Company pays commissions to its retail stores and authorized dealers in connection with acquiring service contracts. The commissions paid to these parties constituted a significant portion of the Company’s operating expenses. These commissions would not have been paid if there have been no binding contracts with subscribers and, therefore, the Company capitalizes certain costs associated with commissions paid to obtain new customer contracts and amortize them over the expected contract periods

34

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(21)	Revenue, Continued

4) Customer loyalty programs

The Company provides customer loyalty points to customers based on the usage of the service to which the Company allocates a portion of consideration received as a performance obligation distinct from wireless telecommunications services. The amount to be allocated to the loyalty program is measured according to the relative stand-alone selling price of the customer loyalty points. The amount allocated to the loyalty program is deferred as a contract liability and is recognized as revenue when loyalty points are redeemed.

5) Consideration payable to a customer

Based on the subscription contract, a customer who uses the Company’s wireless telecommunications services may receive a discount for purchasing goods or services from a designated third party. The Company pays a portion of the price discounts that the customer receives to the third party which is viewed as consideration payable to a customer. The Company accounts for the amounts payable to the third party as a reduction of the wireless telecommunications service revenue.

(22)	Finance income and finance costs

Finance income comprises interest income on funds invested (including financial assets measured at fair value), dividend income, gains on disposal of financial assets at FVTPL, changes in fair value of financial instruments at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss by using the effective interest rate method. Dividend income is recognized in profit or loss when the right to receive the dividend is established.

Finance costs comprise interest expense on borrowings, changes in fair value of financial instruments at FVTPL, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures is recognized as it accrues in profit or loss using the effective interest rate method.

35

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(23)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except for to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

The Company pays income tax in accordance with the tax-consolidation system when the Company and its subsidiaries are economically unified.

1) Current tax

In accordance with the tax-consolidation system, the Company calculates current taxes on the consolidated taxable income for the Company and its subsidiaries that meet the criteria for the consolidated income tax returns and recognizes the income tax payable as current tax liabilities of the Company.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and includes interests and fines related to income taxes paid or payable. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

2) Deferred tax

Deferred tax is recognized by using the asset-liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Company recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

A deferred tax asset is recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Future taxable profit is dependent on the reversal of taxable temporary differences. If there are insufficient taxable temporary differences to recognize the deferred tax asset, the business plan of the Company and the reversal of existing temporary differences are considered in determining the future taxable profit.

The Company reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

36

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(23)	Income taxes, Continued

2) Deferred tax, Continued

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if the Company has a legally enforceable right to offset the amount recognized and intends to settle the current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

3) Uncertainty over income tax treatments

The Company assesses the uncertainty over income tax treatments pursuant to K-IFRS No. 1012. If the Company concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the Company reflects the effect of uncertainty for each uncertain tax treatment by using either of the following methods, depending on which method the entity expects to better predict the resolution of the uncertainty:

•	the most likely amount - the single most likely amount in a range of possible outcomes.

•	the expected value - the sum of the probability-weighted amounts in a range of possible outcomes.

(24)	Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees, if any.

37

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(25)	Standards issued but not yet effective

The following new standards are effective for annual periods beginning after January 1, 2020 and earlier application is permitted. However, the Company has not adopted the following new standards early in preparing the accompanying separate financial statements.

Interest	Rate Benchmark Reform - Phase 2

(Amendments to K-IFRS No. 1109, Financial Instruments, K-IFRS No. 1039, Financial Instrument-Recognition and Measurement, K-IFRS No. 1107, Financial Instruments-Disclosures, K-IFRS No. 1104 Insurance Contracts and K-IFRS No. 1116, Leases)

The amendments address issues that might affect financial reporting as a result of the reform of an interest rate benchmark, including the effects of changes to contractual cash flows or hedging relationships arising from the replacement of an interest rate benchmark with an alternative benchmark rate. The amendments provide practical relief from certain requirements in K-IFRS No. 1109, Financial Instruments, K-IFRS No. 1039, Financial Instrument-Recognition and Measurement, K-IFRS No. 1107, Financial Instruments-Disclosures, K-IFRS No. 1104 Insurance Contracts and K-IFRS No. 1116, Lease.

The amendments will require the Company to account for a change in the basis for determining the contractual cash flows of a financial asset or financial liability that is required by interest rate benchmark reform by updating the effective interest rate of the financial asset or financial liability.

As of December 31, 2020, the Company has LIBOR floating rate notes amounting to ~~W~~326,400 million that will be subject to IBOR reform. The Company has not determined an alternative interest rate benchmark to LIBOR for these notes as of December 31, 2020 and these amendments are not expected to have a significant impact on the Company’s statement of income.

38

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(25)	Standards issued but not yet effective, Continued

The amendments provide exceptions to the hedge accounting requirements in the following areas.

•	Allow amendment of the designation of a hedging relationship to reflect changes that are required by the reform.

•

When a hedged item in a cash flow hedge is amended to reflect the changes that are required by the reform, the amount accumulated in the cash flow hedge reserve will be deemed to be based on the alternative benchmark rate on which the hedged future cash flows are determined.

•

When a group of items is designated as a hedged item and an item in the Company is amended to reflect the changes that are required by the reform, the hedged items are allocated to sub- groups based on the benchmark rates being hedged.

•

If an entity reasonably expects that an alternative benchmark rate will be separately identifiable within a period of 24 months, it is not prohibited from designating the rate as a non-contractually specified risk component if it is not separately identifiable at the designation date.

As of December 31, 2020, the Company has cash flow hedges of LIBOR risk. The Company has not identified the alternative interest rate benchmark to LIBOR for indexation of the hedged items and hedging instruments. When LIBOR is replaced by the alternative interest rate, the Company expects to apply the amendments related to hedge accounting. However, there is uncertainty about when and how replacement may occur. When the change occurs to the hedged item or the hedging instrument, the Company will remeasure the cumulative change in fair value of the hedged item or the fair value of the interest rate swap, respectively, based on the alternative interest rate to LIBOR. Hedging relationships may experience hedge ineffectiveness if there is a timing or other mismatch between the transition. The Company does not expect that the amounts accumulated in the cash flow hedge reserve will be immediately reclassified to profit or loss because of IBOR transition.

The amendments will require the Company to disclose additional information about the Company’s exposure to risks arising from interest rate benchmark reform and related risk management activities.

The Company plans to apply the amendments from January 1, 2021. Application will not impact amounts reported for 2020 or prior periods.

The following new and amended standards are not expected to have a significant impact on the Company’s separate financial statements.

•	COVID-19-Related Rent Concessions (Amendment to K-IFRS No. 1116).

•	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to K-IFRS No. 1016).

•	Reference to Conceptual Framework (Amendments to K-IFRS No. 1103).

•	Classification of Liabilities as Current or Non-current (Amendments to K-IFRS No. 1001).

•	K-IFRS No. 1117 Insurance Contracts and amendments to K-IFRS No. 1117 Insurance Contracts.

39

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

5.	Restricted Deposits

Deposits which are restricted in use as of December 31, 2020 and 2019 are summarized as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Short-term financial instruments(*)	~~W~~	79,000	79,000
Long-term financial instruments(*)		354	382

	~~W~~	79,354	79,382

(*)

Financial instruments include charitable trust fund established by the Company where profits from the fund are donated to charitable institutions. As of December 31, 2020 the funds cannot be withdrawn before maturity.

40

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

6.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2020 and 2019 are as follows:

(In millions of won)	December 31, 2020
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,605,860	(102,308)	1,503,552
Short-term loans		90,182	(902)	89,280
Accounts receivable – other(*)		468,880	(34,167)	434,713
Guarantee deposits		51,069	—	51,069
Accrued income		518	—	518

		2,216,509	(137,377)	2,079,132
Non-current assets:
Long-term loans		47,619	(41,101)	6,518
Long-term accounts receivable – other(*)		348,335	—	348,335
Guarantee deposits		110,555	—	110,555

		506,509	(41,101)	465,408

	~~W~~	2,723,018	(178,478)	2,544,540

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2020 include ~~W~~517,175 million of financial instruments classified as FVTPL.

(In millions of won)	December 31, 2019
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,583,727	(103,756)	1,479,971
Short-term loans		58,334	(583)	57,751
Accounts receivable – other(*)		541,406	(34,764)	506,642
Guarantee deposits		73,345	—	73,345
Accrued income		336	—	336

		2,257,148	(139,103)	2,118,045
Non-current assets:
Long-term loans		48,585	(41,111)	7,474
Long-term accounts receivable – other(*)		335,574	—	335,574
Guarantee deposits		108,141	—	108,141

		492,300	(41,111)	451,189

	~~W~~	2,749,448	(180,214)	2,569,234

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2019 include ~~W~~532,225 million of financial instruments classified as FVTPL.

41

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

6.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on accounts receivable – trade measured at amortized costs during the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	Beginning balance		Impairment	Write-offs (*)	Collection of receivables previously written-off	Spin-off	Ending Balance
2020	~~W~~	103,756	23,611	(34,687)	9,699	(71)	102,308
2019		119,842	4,036	(29,972)	9,850	—	103,756

(*)	The Company writes off the trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.
(3)

The Company applies the practical expedient that allows the Company to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Company uses its historical credit loss experience over the past three years and classified the accounts receivable – trade by their credit risk characteristics and days overdue. Details of loss allowance on accounts receivable – trade as of December 31, 2020 are as follows:

(In millions of won)
		Less than 6 months		6 months ~ 1 year	1 ~ 3 years	More than 3 years
Telecommunications service revenue	Expected credit loss rate	~~W~~	0.89%	50.77%	70.22%	99.02%
	Gross amount		1,095,863	18,455	45,318	21,126
	Loss allowance		9,778	9,369	31,821	20,919

Other revenue	Expected credit loss rate		2.13%	5.53%	16.36%	46.15%
	Gross amount		373,224	976	3,558	47,340
	Loss allowance		7,937	54	582	21,848

As the Company is a wireless telecommunications service provider, the Company’s financial assets measured at amortized cost primarily consist of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Company transacts only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Company is not exposed to significant credit concentration risk as the Company regularly assesses their credit risk by monitoring their credit rating. While the contract assets are under the impairment requirements, no significant credit risk has been identified.

42

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

7.	Prepaid expenses

The Company pays commissions to its retail stores and authorized dealers for wireless telecommunications services and for each service contract and installation secured. The Company capitalized certain costs associated with commissions paid to retail stores and authorized dealers to obtain new and retained customer contracts as prepaid expenses. These prepaid expenses are amortized on a straight-line basis over the periods that the Company expects to maintain its customers.

(1)	Details of prepaid expenses as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Current assets:
Incremental costs of obtaining contracts	~~W~~	2,022,314	1,920,023
Others		30,201	39,099

	~~W~~	2,052,515	1,959,122

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	885,951	1,112,595
Others		18,010	22,142

	~~W~~	903,961	1,134,737

(2)	Incremental costs of obtaining contracts

The amortization in connection with incremental costs of obtaining contracts recognized during the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)	2020		2019
Amortization recognized	~~W~~	2,422,977	2,196,482

8.	Contract assets and liabilities

In case of providing both wireless telecommunications services and sales of handsets, the Company allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Company recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Contract assets:
Allocation of consideration between performance obligations	~~W~~	31,232	30,897
Contract liabilities:
Wireless service contracts		22,026	20,393
Customer loyalty programs		16,709	21,945
Others		52,591	57,261

	~~W~~	91,326	99,599

43

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

8.	Contract assets and liabilities, Continued

(2)

The amount of revenue recognized during the year ended December 31, 2020 related to the contract liabilities carried forward from the prior period is ~~W~~73,016 million and during the year ended December 31, 2019 related to the contract liabilities carried forward from the prior period is ~~W~~36,890 million. Details of revenue expected to be recognized from contract liabilities as of December 31, 2020 are as follows:

(In millions of won)
	Less than 1 year		1~2 years	More than 2 years	Total
Wireless service contracts	~~W~~	22,026	—	—	22,026
Customer loyalty programs		13,704	2,123	882	16,709
Others		47,486	1,798	3,307	52,591

	~~W~~	83,216	3,921	4,189	91,326

9.	Investment Securities

(1) Details of short-term investment securities as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	Category	December 31, 2020		December 31, 2019
Beneficiary certificates	FVTPL	~~W~~	31,854	31,920

(2) Details of long-term investment securities as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	Category		December 31, 2020		December 31, 2019
Equity instruments	FVOCI	(*)	~~W~~	916,387	435,210
Debt instruments	FVTPL			67,301	75,423

			~~W~~	983,688	510,633

(*)

The Company designated investments in equity instruments that are not held for trading as financial assets at FVOCI, the amounts to those FVOCI as of December 31, 2020 and 2019 are ~~W~~916,387 million and ~~W~~ 435,210 million, respectively. During the year ended December 31, 2019, the Company disposed of 6,109,000 common shares issued by Hana Financial Group Inc. in exchange for ~~W~~ 221,146 million in cash. The valuation gain on financial assets at FVOCI of ~~W~~30,073 million was reclassified from reserves to retained earnings. Also, the Company acquired 2,177,401 shares of Kakao Co., Ltd. in exchange for ~~W~~302,321 million in cash and designated the investments as financial assets at FVOCI. In relation to this transaction, the Company disposed 1,266,620 of its treasury shares to Kakao Co., Ltd. in exchange for ~~W~~300,000 million in cash. (See note 21) As this transaction is considered as a forward transaction, the Company recognized ~~W~~28,787 million of gain of settlement of derivatives, the difference of fair value between the contract date and the transaction date.

44

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

10.	Investments in Subsidiaries, Associates and Joint Ventures

(1)	Investments in subsidiaries, associates and joint ventures as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Investments in subsidiaries	~~W~~	6,014,367	5,408,974
Investments in associates and joint ventures		5,343,137	5,169,184

	~~W~~	11,357,504	10,578,158

(2)	Details of investments in subsidiaries as of December 31, 2020 and 2019 are as follows:

(In millions of won, except for share data)
	December 31, 2020				December 31, 2019
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,432,627	100.0	~~W~~	243,988	243,988
SK Broadband Co., Ltd.(*1)	298,460,212	74.3		2,195,452	1,870,582
SK Communications Co., Ltd.	43,427,530	100.0		41,939	41,939
PS&Marketing Corporation	66,000,000	100.0		313,934	313,934
SERVICE ACE Co., Ltd.	4,385,400	100.0		21,927	21,927
SK Planet Co., Ltd.	69,593,562	98.7		404,833	404,833
Eleven Street Co., Ltd.	8,224,709	80.3		1,049,403	1,049,403
DREAMUS COMPANY	29,246,387	51.4		156,781	156,781
SK Telecom China Holdings Co., Ltd.	—	100.0		48,096	48,096
Life & Security Holdings Co., Ltd.(*2)	—	—		—	703,394
SKT Americas, Inc.(*3)	122	100.0		31,203	45,701
Atlas Investment(*4)	—	100.0		143,097	130,200
One Store Co., Ltd.(*5)	10,409,600	52.1		82,186	82,186
id Quantique SA(*6)	73,324,172	68.1		100,527	94,119
SK Infosec Co., Ltd.(*2)	46,836,584	62.6		747,804	44,410
SK Telecom TMT Investment Corp.(*7)	80,000	100.0		94,136	33,834
FSK L&S Co., Ltd.	2,415,750	60.0		17,757	17,757
Incross Co., Ltd.(*8)	2,786,455	34.6		53,722	53,722
SK stoa Co., Ltd.(*9)	3,631,355	100.0		40,029	—
Broadband Nowon Co., Ltd.(*10)	627,000	55.0		10,463	—
Quantum Innovation Fund I(*11)	—	59.9		15,969	4,807
T map Mobility Co., Ltd.(*12)	10,000,000	100.0		155,408	—
SK O&S Co., Ltd. and others	—	—		45,713	47,361

			~~W~~	6,014,367	5,408,974

45

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

10.	Investments in Subsidiaries, Associates and Joint ventures, Continued

(2)	Details of investments in subsidiaries as of December 31, 2020 and 2019 are as follows, Continued:

(*1)

On April 30, 2020, SK Broadband Co., Ltd. merged with Tbroad Co., Ltd., Tbroad Dongdaemun Broadcasting Co., Ltd. and Korea Digital Cable Media Center Co., Ltd. to strengthen competitiveness and enhance synergy as a comprehensive media company. The Company’s ownership interest of SK Broadband Co., Ltd. has changed as SK Broadband Co., Ltd. issued new shares to the shareholders of the merged companies as the consideration for the merger. The Company has entered into a shareholder’s agreement with the acquiree’s shareholders and ~~W~~320,984 million of derivative financial liabilities are recognized for drag-along right of the acquiree’s shareholders and for call option of the Company as of December 31, 2020. (See note 19)

(*2)

SK Infosec Co., Ltd. merged with Life & Security Holdings Co., Ltd. to improve business management efficiency on December 30, 2020. The Company acquired 34,200,560 shares of SK Infosec Co., Ltd. based on the exchange ratio on December 30, 2020. As a result of the merger, the Company’s ownership interest of SK Infosec Co., Ltd. has changed from 100% to 62.6%.

(*3)	The Company recognized ~~W~~14,498 million of impairment loss for the investments in SKT Americas, Inc. during the year ended December 31, 2020.

(*4)	The Company additionally contributed ~~W~~12,897 million in cash during the year ended December 31, 2020.

(*5)	The ownership interest has changed as third-party share option of One Store Co., Ltd. was exercised during the year ended December 31, 2020.

(*6)	The Company additionally acquired 4,166,667 shares of id Quantique SA by contributing ~~W~~6,408 million in cash in terms of an unequal paid-in capital increase during the year ended December 31, 2020.

(*7)	The Company additionally contributed ~~W~~60,302 million in cash during the year ended December 31, 2020.

(*8)

Although the Company owns less than 50% of the investee, the management has determined that the Company controls Incross Co., Ltd. considering the level of dispersion of remaining voting rights and voting patterns at previous shareholders’ meetings, and the fact that the Company has a right to appoint the majority of the members of the board of directors by the virtue of an agreement with the investee’s other shareholders.

(*9)	The Company acquired 3,631,355 shares (100%) of SK stoa Co., Ltd. from SK Broadband Co., Ltd. at ~~W~~40,029 million in cash during the year ended December 31, 2020.

(*10)

The Company has obtained control over Tbroad Nowon Broadcasting Co., Ltd. by acquiring 627,000 shares (55%) for ~~W~~10,463 million in cash and Tbroad Nowon Broadcasting Co., Ltd. changed its name to Broadband Nowon Co., Ltd.

(*11)	The Company additionally contributed ~~W~~11,162 million in cash during the year ended December 31, 2020, but there is no change in the ownership interest.

(*12)

The Company incorporated and acquired equity interest in T map Mobility Co., Ltd. on December 29, 2020 by spin-off in order to enhance business efficiency and expertise of the mobility business. (See note 39)

46

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

10.	Investments in Subsidiaries, Associates and Joint ventures, Continued

(3)	Details of investments in associates and joint ventures as of December 31, 2020 and 2019 are as follows:

(In millions of won, except for share data)
	December 31, 2020				December 31, 2019
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
Investments in associates:
SK China Company Ltd.	10,928,921	27.3	~~W~~	601,192	601,192
Korea IT Fund(*1)	190	63.3		220,957	220,957
KEB HanaCard Co., Ltd.(*2)	39,902,323	15.0		253,739	253,739
NanoEnTek, Inc.(*3)	7,600,649	28.4		51,138	51,138
SK Technology Innovation Company	14,700	49.0		45,864	45,864
SK hynix Inc.	146,100,000	20.1		3,374,725	3,374,725
S.M. Culture & Contents Co., Ltd.(*4)	22,033,898	23.3		65,341	65,341
SK South East Asia Investment Pte. Ltd.(*5)	300,000,000	20.0		344,240	224,470
Pacific Telecom Inc.(*2)	1,734,109	15.0		36,487	36,487
Grab Geo Holdings PTE. LTD.	300	30.0		30,517	30,517
Content Wavve Co., Ltd.	1,306,286	30.0		90,858	90,858
SK Telecom CS T1 Co., Ltd.(*1)	50,000	54.9		60,305	60,305
Digital Games International Pte. Ltd.(*6)	10,000,000	33.3		8,810	—
Invites Healthcare Co., Ltd.(*7)	419,999	43.5		28,000	—
SK Telecom Smart City Management Co., Ltd.(*8)	—	—		—	12,642
Carrot General Insurance Co., Ltd. (formerly, Carrot Co., Ltd.)(*9)	4,000,000	21.4		20,000	6,800
12CM JAPAN and others(*7)	—	—		79,926	68,720

			~~W~~	5,312,099	5,143,755

Investment in a joint venture:
Finnq Co., Ltd.(*10)	6,370,000	49.0	~~W~~	25,429	25,429
Techmaker GmbH(*10)	12,500	50.0		5,609	—

				31,038	25,429

			~~W~~	5,343,139	5,169,184

47

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

10.	Investments in Subsidiaries, Associates and Joint ventures, Continued

(3)	Details of investments in associates and joint ventures as of December 31, 2020 and 2019 are as follows, Continued:
(*1)	Investments in Korea IT Fund and SK Telecom CS T1 Co., Ltd. were classified as investment in associates as the Company does not have control over the investee under the contractual agreement.
(*2)

These investments were classified as investments in associates as the Company can exercise significant influence through its right to appoint the members of the board of directors even though the Company has less than 20% of equity interests.

(*3)	The ownership interest has changed as third-party share option was exercised and convertible bonds were converted during the year ended December 31, 2020.
(*4)

The ownership interest has changed as S.M. Culture & Contents Co., Ltd. issued 549,094 shares of common stock as a result of the merger with Hoteltrees Co., Ltd. during the year ended December 31, 2020.

(*5)	The Company additionally contributed ~~W~~119,770 million in cash during the year ended December 31, 2020, but there is no change in the ownership interest.
(*6)	The Company newly invested ~~W~~8,810 million in cash in Digital Games International Pte. Ltd. during the year ended December 31, 2020.
(*7)

The Company transferred the entire shares of Health Connect Co., Ltd. and assets related to the digital disease management business during the year ended December 31, 2020. The Company acquired 279,999 shares of common stock and 140,000 shares of convertible preferred stock of Invites Healthcare Co., Ltd. in consideration of the transfer and recognized ~~W~~7,641 million of gain on investments in associates and ~~W~~12,451 million of gain on the business transfer. After the transaction, Invites Healthcare Co., Ltd. increased its capital by a third-party allotment which changed the Company’s ownership interest.

(*8)	The Company disposed the entire shares of SK Telecom Smart City Management Co., Ltd. during the year ended December 31, 2020.
(*9)

The Company acquired 1,360,000 shares of common stock and 2,640,000 shares of preferred stock of Carrot General Insurance Co., Ltd. (formerly, Carrot Co., Ltd.) at ~~W~~6,800 million and ~~W~~13,200 million, respectively, during the year ended December 31, 2019, and has converted the entire preferred stock into common stock during the year ended December 31, 2020.

(*10)	This investment was classified as investment in a joint venture as the Company has joint control pursuant to the agreement with the other shareholders.

48

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

10.	Investments in Subsidiaries, Associates and Joint ventures, Continued

(4)	The market value of investments in listed subsidiaries as of December 31, 2020 and 2019 are as follows:

(In millions of won, except for share data)
	December 31, 2020				December 31, 2019
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
DREAMUS COMPANY	~~W~~	5,280	29,246,387	154,421	5,970	29,246,387	174,601
Incross Co., Ltd.		54,000	2,786,455	150,469	25,150	2,786,455	70,079

(5)	The market value of investments in listed associates as of December 31, 2020 and 2019 are as follows:

(In millions of won, except for share data)
	December 31, 2020				December 31, 2019
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
NanoEnTek, Inc.	~~W~~	8,620	7,600,649	65,518	5,620	7,600,649	42,716
SK hynix Inc.		118,500	146,100,000	17,312,850	94,100	146,100,000	13,748,010
S.M.Culture & Contents Co., Ltd.		1,630	22,033,898	35,915	1,530	22,033,898	33,712

49

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

11.	Property and Equipment

(1)	Property and equipment as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020
	Acquisition cost		Accumulated depreciation	Accumulated impairment	Carrying amount
Land	~~W~~	638,371	—	—	638,371
Buildings		1,258,656	(670,248)	(450)	587,958
Structures		912,496	(594,000)	(1,601)	316,895
Machinery		26,263,114	(20,906,377)	(1,745)	5,354,992
Right-of-use assets		1,703,195	(380,084)	—	1,323,111
Other		1,402,064	(996,924)	—	405,140
Construction in progress		531,081	—	—	531,081

	~~W~~	32,708,977	(23,547,633)	(3,796)	9,157,548

(In millions of won)
	December 31, 2019
	Acquisition cost		Accumulated depreciation	Accumulated impairment	Carrying amount
Land	~~W~~	618,012	—	—	618,012
Buildings		1,243,945	(642,870)	(450)	600,625
Structures		908,504	(560,169)	(1,601)	346,734
Machinery		25,007,286	(19,911,504)	(21,117)	5,074,665
Right-of-use assets		1,533,430	(294,236)	—	1,239,194
Other		1,480,921	(980,034)	—	500,887
Construction in progress		672,592	—	—	672,592

	~~W~~	31,464,690	(22,388,813)	(23,168)	9,052,709

50

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

11.	Property and Equipment, Continued

(2)	Changes in property and equipment for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment(*)	Spin-off	Ending balance
Land	~~W~~	618,012	84	(17,256)	37,531	—	—	—	638,371
Buildings		600,625	1,607	(20,810)	48,203	(41,667)	—	—	587,958
Structures		346,734	2,393	(4,417)	9,167	(36,982)	—	—	316,895
Machinery		5,074,665	99,659	(19,180)	1,845,507	(1,635,430)	(1,745)	(8,484)	5,354,992
Right-of-use assets		1,239,194	514,681	(55,743)	—	(374,974)	—	(47)	1,323,111
Other		500,887	824,205	(4,908)	(822,401)	(92,051)	—	(592)	405,140
Construction in progress		672,592	1,149,751	(5,573)	(1,283,223)	—	—	(2,466)	531,081

	~~W~~	9,052,709	2,592,380	(127,887)	(165,216)	(2,181,104)	(1,745)	(11,589)	9,157,548

(In millions of won)
	2019
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment(*)	Ending balance
Land	~~W~~	544,419	34,246	(150)	39,497	—	—	618,012
Buildings		537,000	53,298	(1,126)	50,738	(38,835)	(450)	600,625
Structures		355,739	18,200	(2)	10,536	(36,138)	(1,601)	346,734
Machinery		4,364,805	256,819	(8,755)	2,079,119	(1,596,206)	(21,117)	5,074,665
Right-of-use assets		779,388	880,013	(43,541)	—	(376,666)	—	1,239,194
Other		617,837	1,335,828	(1,046)	(1,355,841)	(95,891)	—	500,887
Construction in progress		506,120	1,089,126	(5,847)	(916,807)	—	—	672,592

	~~W~~	7,705,308	3,667,530	(60,467)	(92,758)	(2,143,736)	(23,168)	9,052,709

(*)	The Company recognized impairment losses for obsolete assets during the years ended December 31, 2020 and 2019.

51

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

12.	Lease

(1)	As a lessee

1)	Details of the right-of-use assets as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Land, buildings and structures	~~W~~	1,095,216	962,483
Others		227,895	276,711

	~~W~~	1,323,111	1,239,194

2) Details of amounts recognized in the separate statements of income for the years ended December 31, 2020 and 2019 as a lessee are as follows:

(In millions of won)
	2020		2019
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	291,883	293,488
Others		83,091	83,178

	~~W~~	374,974	376,666

Interest expense on lease liabilities	~~W~~	18,875	17,519

Expenses related to short-term leases and low-value assets leases are immaterial.

3)	The total cash outflows due to lease payments for the years ended December 31, 2020 and 2019 amount to ~~W~~368,542 million and ~~W~~382,140 million, respectively.

52

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

12.	Lease, Continued

(2)	As a lessor

1)	Finance lease

The Company recognized interest income of ~~W~~428 million and ~~W~~ 287 million for lease receivables for the years ended December 31, 2020 and 2019, respectively.

The following table sets out a maturity analysis of lease receivables, presenting the undiscounted lease payments to be received subsequent to December 31, 2020.

(In millions of won)
	Amount
Less than 1 year	~~W~~	12,039
1 ~ 2 years		8,584
2 ~ 3 years		8,145
3 ~ 4 years		8,349
4 ~ 5 years		2,479

Undiscounted lease payments	~~W~~	39,596

Unrealized finance income		845
Net investment in the lease		38,751

2)	Operating lease

The Company recognized lease income of ~~W~~113,400 million and ~~W~~88,934 million for the year ended December 31, 2020 and 2019, respectively, of which variable lease payments received are ~~W~~21,715 million and ~~W~~25,228 million, respectively.

The following table sets out a maturity analysis of lease payments, presenting the undiscounted lease payments to be received subsequent to December 31, 2020.

(In millions of won)
	Amount
Less than 1 year	~~W~~	45,870
1 ~ 2 years		15,081
2 ~ 3 years		4,043
3 ~ 4 years		1,211
4 ~ 5 years		12
More than 5 year		5

	~~W~~	66,222

53

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

13.	Goodwill

Goodwill as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Goodwill related to merger of Shinsegi Telecom, Inc.	~~W~~	1,306,236	1,306,236

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 6.3(4.9% of 2019) to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of (-)0.2%((-)0.6% of 2019) was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Company’s long-term wireless telecommunication industry growth rate. Management of the Company does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

14.	Intangible Assets

(1)	Intangible assets as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights(*1)	~~W~~	6,210,882	(4,079,729)	(198,388)	1,932,765
Land usage rights		43,192	(39,089)	—	4,103
Industrial rights		41,110	(31,451)	—	9,659
Facility usage rights		58,638	(43,577)	—	15,061
Club memberships(*2)		77,917	—	(27,219)	50,698
Other(*3)		3,345,627	(2,692,830)	—	652,797

	~~W~~	9,777,366	(6,886,676)	(225,607)	2,665,083

(In millions of won)
	December 31, 2019
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights(*1)	~~W~~	6,210,882	(3,563,381)	—	2,647,501
Land usage rights		45,930	(40,222)	—	5,708
Industrial rights		41,485	(29,431)	—	12,054
Facility usage rights		56,479	(40,955)	—	15,524
Club memberships(*2)		75,496	—	(27,885)	47,611
Other(*3)		3,245,063	(2,512,309)	—	732,754

	~~W~~	9,675,335	(6,186,298)	(27,885)	3,461,152

54

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

14.	Intangible Assets, Continued

(1)	Intangible assets as of December 31, 2020 and 2019 are as follows, Continued:

(*1)

During the year ended December 31, 2020, the Ministry of Science and Information and Communication Technology approved the discontinuance of 2G service. The Company recognized an impairment loss of ~~W~~12,388 million related to 800MHz frequency usage rights used for 2G service. In addition, as of December 31, 2020, due to the change in its business environment, the Company expects that it is no longer probable that its 28GHz frequency usage rights will be in the condition necessary for it to be capable of operating in the manner intended by management. As a result, the Company performed impairment test over the frequency usage rights. As a result, the recoverable amount (determining based on value in use) exceeded the carrying value, and an impairment loss of ~~W~~186,000 million was recognized.

(*2)	Club memberships are classified as intangible assets with indefinite useful life and are not amortized.
(*3)	Other intangible assets primarily consist of computer software and others.

(2)	Changes in intangible assets for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment	Spin-off	Ending balance
Frequency usage rights	~~W~~	2,647,501	—	—	—	(516,348)	(198,388)	—	1,932,765
Land usage rights		5,708	550	(88)	—	(2,067)	—	—	4,103
Industrial rights		12,054	750	(81)	—	(2,415)	—	(649)	9,659
Facility usage rights		15,524	1,665	(3)	537	(2,662)	—	—	15,061
Club memberships		47,611	6,472	(1,999)	—	—	—	(1,386)	50,698
Other		732,754	71,915	(9,064)	196,280	(307,030)	—	(32,058)	652,797

	~~W~~	3,461,152	81,352	(11,235)	196,817	(830,522)	(198,388)	(34,093)	2,665,083

(In millions of won)
	2019
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment	Ending balance
Frequency usage rights	~~W~~	3,139,978	—	—	—	(492,477)	—	2,647,501
Land usage rights		6,498	2,017	(14)	—	(2,793)	—	5,708
Industrial rights		15,300	759	(1,206)	—	(2,799)	—	12,054
Facility usage rights		16,008	2,093	(25)	177	(2,729)	—	15,524
Club memberships		47,411	1,113	(850)	—	—	(63)	47,611
Other		783,395	103,871	(2,464)	134,525	(286,573)	—	732,754

	~~W~~	4,008,590	109,853	(4,559)	134,702	(787,371)	(63)	3,461,152

55

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

14.	Intangible Assets, Continued

(3)	Research and development expenditures recognized as expense for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Research and development costs expensed as incurred	~~W~~	352,907	324,053

(4)	Details of frequency usage rights as of December 31, 2020 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800 MHz license	~~W~~	13,515	CDMA and LTE service	Jul. 2011	Jun. 2021
1.8 GHz license		125,620	LTE service	Sept. 2013	Dec. 2021
2.6 GHz license		728,510	LTE service	Sept. 2016	Dec. 2026
2.1 GHz license		94,963	W-CDMA and LTE service	Dec. 2016	Dec. 2021
3.5 GHz license(*)		953,474	5G service	Apr. 2019	Nov. 2028
28 GHz license(*)		16,683	5G service	—	Nov. 2023

	~~W~~	1,932,765

(*)

The Company participated in the frequency license allocation auction hosted by Ministry of Science and Information and Communication Technology and was assigned the 3.5GHz and 28GHz bands of frequency license during the year ended December 31, 2018. The considerations payable for the bands of frequency are ~~W~~1,218,500 million and ~~W~~207,300 million, respectively. These bands of frequency were assigned in December 2018 and the annual payments in installment of the remaining balances will be made for the next ten and five years, respectively. The Company recognized these frequency license as intangible assets at the date of initial lump sum payment and began amortization for 3.5GHz frequency license in April 2019. The amortization for 28GHz frequency license will begin when it is in the condition necessary for it to be capable of operating in the manner intended by management.

15.	Borrowings and Debentures

(1)	Long-term borrowings as of December 31, 2020 and 2019 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	December 31, 2020		December 31, 2019
Export Kreditnamnden(*)	1.70	Apr. 29, 2022	~~W~~	18,726	33,266
				(USD 17,211)	(USD 28,732)

Less present value discount				(118)	(332)

				18,608	32,934
Less current installments				(12,441)	(13,157)

			~~W~~	6,167	19,777

(*)	The long-term borrowings are to be repaid by installments on an annual basis from 2014 to 2022.

56

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

15.	Borrowings and Debentures, Continued

(2)	Debentures as of December 31, 2020 and 2019 are as follows:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2020	December 31, 2019
Unsecured corporate bonds	Operating fund	2021	4.22	190,000	190,000
Unsecured corporate bonds	Operating and refinancing fund	2022	3.30	140,000	140,000
Unsecured corporate bonds		2032	3.45	90,000	90,000
Unsecured corporate bonds	Operating fund	2023	3.03	230,000	230,000
Unsecured corporate bonds		2033	3.22	130,000	130,000
Unsecured corporate bonds		2024	3.64	150,000	150,000
Unsecured corporate bonds	Refinancing fund	2021	2.66	150,000	150,000
Unsecured corporate bonds		2024	2.82	190,000	190,000
Unsecured corporate bonds	Operating and refinancing fund	2022	2.40	100,000	100,000
Unsecured corporate bonds		2025	2.49	150,000	150,000
Unsecured corporate bonds		2030	2.61	50,000	50,000
Unsecured corporate bonds	Operating fund	2025	2.66	70,000	70,000
Unsecured corporate bonds		2030	2.82	90,000	90,000
Unsecured corporate bonds	Operating and refinancing fund	2025	2.55	100,000	100,000
Unsecured corporate bonds		2035	2.75	70,000	70,000
Unsecured corporate bonds	Operating fund	2021	1.80	100,000	100,000
Unsecured corporate bonds		2026	2.08	90,000	90,000
Unsecured corporate bonds		2036	2.24	80,000	80,000
Unsecured corporate bonds		2021	1.71	50,000	50,000
Unsecured corporate bonds		2026	1.97	120,000	120,000
Unsecured corporate bonds		2031	2.17	50,000	50,000
Unsecured corporate bonds	Refinancing fund	2020	1.93	-	60,000
Unsecured corporate bonds		2022	2.17	120,000	120,000
Unsecured corporate bonds		2027	2.55	100,000	100,000
Unsecured corporate bonds	Operating and refinancing fund	2032	2.65	90,000	90,000
Unsecured corporate bonds	Refinancing fund	2020	2.39	-	100,000
Unsecured corporate bonds	Operating and refinancing fund	2022	2.63	80,000	80,000
Unsecured corporate bonds	Refinancing fund	2027	2.84	100,000	100,000
Unsecured corporate bonds		2021	2.57	110,000	110,000
Unsecured corporate bonds		2023	2.81	100,000	100,000
Unsecured corporate bonds		2028	3.00	200,000	200,000
Unsecured corporate bonds		2038	3.02	90,000	90,000
Unsecured corporate bonds	Operating and refinancing fund	2021	2.10	100,000	100,000
Unsecured corporate bonds		2023	2.33	150,000	150,000
Unsecured corporate bonds		2038	2.44	50,000	50,000
Unsecured corporate bonds	Operating fund	2022	2.03	180,000	180,000
Unsecured corporate bonds		2024	2.09	120,000	120,000
Unsecured corporate bonds		2029	2.19	50,000	50,000
Unsecured corporate bonds		2039	2.23	50,000	50,000
Unsecured corporate bonds	Operating and refinancing fund	2022	1.40	120,000	120,000
Unsecured corporate bonds		2024	1.49	60,000	60,000
Unsecured corporate bonds		2029	1.50	120,000	120,000
Unsecured corporate bonds		2039	1.52	50,000	50,000
Unsecured corporate bonds		2049	1.56	50,000	50,000

57

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

15.	Borrowings and Debentures, Continued

(2)	Debentures as of December 31, 2020 and 2019 are as follows, Continued:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2020		December 31, 2019
Unsecured corporate bonds	Operating fund	2022	1.69		230,000	230,000
Unsecured corporate bonds		2024	1.76		70,000	70,000
Unsecured corporate bonds		2029	1.79		40,000	40,000
Unsecured corporate bonds		2039	1.81		60,000	60,000
Unsecured corporate bonds	Operating and refinancing fund	2023	1.64		170,000	—
Unsecured corporate bonds	Operating fund	2025	1.75		130,000	—
Unsecured corporate bonds		2030	1.83		50,000	—
Unsecured corporate bonds		2040	1.87		70,000	—
Unsecured corporate bonds	refinancing fund	2025	1.40		140,000	—
Unsecured corporate bonds		2030	1.59		40,000	—
Unsecured corporate bonds		2040	1.76		110,000	—
Unsecured global bonds	Operating fund	2027	6.63		435,200 (USD 400,000)	463,120 (USD 400,000)
Unsecured global bonds		2023	3.75		544,000 (USD 500,000)	578,900 (USD 500,000)
Floating rate notes(*)		2020	3M LIBOR +0.88		—	347,340 (USD 300,000)

Floating rate notes (*)		2025	3M LIBOR +0.91		326,400 (USD 300,000)	—

					6,895,600	6,429,360
Less discounts on bonds					(20,360)	(21,396)

					6,875,240	6,407,964
Less current installments of bonds					(699,664)	(507,135)

				~~W~~	6,175,576	5,900,829

(*)	3M LIBOR rates are 0.24% and 1.91% as of December 31, 2020 and 2019, respectively.

58

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

16.	Long-term Payables - other

(1)	As of December 31, 2020 and 2019, details of long-term payables – other related to the acquisition of frequency usage rights are as follows (See note 14):

(In millions of won)
	December 31, 2020		December 31, 2019
Long-term payables – other	~~W~~	1,626,040	2,051,389
Present value discount on long-term payables – other		(59,717)	(82,851)
Current installments of long-term payables – other		(424,600)	(423,839)

Carrying amount at December 31	~~W~~	1,141,723	1,544,699

(2)

Principal amounts of long-term payables repaid during the year ended December 31, 2020 and 2019 are ~~W~~425,349 million, respectively. The repayment schedule of the principal amount of long-term payables – other as of December 31, 2020 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	425,349
1~3 years		444,480
3~5 years		382,290
More than 5 years		373,921

	~~W~~	1,626,040

17.	Provisions

Changes	in provisions for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)	For the year ended December 31, 2020							As of December 31, 2020
	Beginning balance		Increase	Utilization	Reversal	Spin-off	Ending balance	Current	Non-current
Provision for restoration	~~W~~	83,675	8,939	(588)	—	(60)	91,966	36,013	55,953
Emission allowance		5,256	7,400	—	(5,232)	—	7,424	7,424	—

	~~W~~	88,931	16,339	(588)	(5,232)	(60)	99,390	43,437	55,953

(In millions of won)	For the year ended December 31, 2019						As of December 31, 2019
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for restoration	~~W~~	79,033	5,772	(656)	(474)	83,675	42,530	41,145
Emission allowance		2,238	5,036	(1,086)	(932)	5,256	5,256	—

	~~W~~	81,271	10,808	(1,742)	(1,406)	88,931	47,786	41,145

59

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

18.	Defined Benefit Liabilities

(1)	Details of defined benefit liabilities as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Present value of defined benefit obligations	~~W~~	464,846	422,782
Fair value of plan assets		(457,425)	(397,689)

	~~W~~	7,421	25,093

(2)	Principal actuarial assumptions as of December 31, 2020 and 2019 are as follows:

	December 31, 2020	December 31, 2019
Discount rate for defined benefit obligations	2.41%	2.36%
Expected rate of salary increase	4.67%	4.69%

Discount rate for defined benefit obligation is determined based on market yields of high-quality corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Company’s historical promotion index, inflation rate and salary increase ratio.

(3)	Changes in defined benefit obligations for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Beginning balance	~~W~~	422,782	332,044
Current service cost		57,480	45,664
Past service cost		815	—
Interest cost		10,364	8,638
Remeasurement
- Demographic assumption		—	19,746
- Financial assumption		(1,686)	28,774
- Adjustment based on experience		3,038	5,105
Benefit paid		(26,066)	(21,875)
Spin-off		(5,605)	—
Others (*)		3,724	4,686

Ending balance	~~W~~	464,846	422,782

(*)	Others include changes in liabilities due to employee’s transfers among affiliates for the years ended December 31, 2020 and 2019.

60

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

18.	Defined Benefit Liabilities, Continued

(4)	Changes in plan assets for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Beginning balance	~~W~~	397,689	363,878
Interest income		9,249	9,073
Remeasurement		(1,297)	(2,023)
Contributions		83,000	51,500
Benefit paid		(28,188)	(22,951)
Spin-off		(5,316)	—
Others		2,288	(1,788)

Ending balance	~~W~~	457,425	397,689

The Company expects to contribute ~~W~~93,909 million to the defined benefit plans in 2021.

(5)

Total cost of benefit plan, which is recognized in profit and loss (included in labor in the statement of income) and capitalized into construction-in-progress, for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Current service cost	~~W~~	57,480	45,664
Past service cost		815	—
Net interest cost(income)		1,115	(435)

	~~W~~	59,410	45,229

Costs related to the defined benefit except for the amounts transferred to construction in progress are included labor expenses and Research and development expenses.

(6)	Details of plan assets as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Equity instruments	~~W~~	1,879	342
Debt instruments		150,485	123,951
Short-term financial instruments, etc.		305,061	273,396

	~~W~~	457,425	397,689

(7)	As of December 31, 2020, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)
	0.5% Increase		0.5% Decrease
Discount rate	~~W~~	(20,600)	22,155
Expected salary increase rate		22,151	(20,790)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

A weighted average duration of defined benefit obligations as of December 31, 2020 and 2019 are 9.98 years and 10.35 years, respectively.

61

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

19.	Derivative Instruments

(1)	Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2020 are as follows:

(In thousands of foreign currencies)
Borrowing date	Hedging Instrument (Hedged item)	Hedged risk	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Morgan Stanley and four other banks	Jul. 20, 2007 ~ Jul. 20, 2027

Dec. 16, 2013	Fixed-to-fixed cross currency swap (U.S. dollar borrowing amounting to USD 17,211)	Foreign currency risk	Deutsche bank	Dec. 16, 2013 ~ Apr. 29, 2022

Apr. 16, 2018	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 500,000)	Foreign currency risk	The Export-Import Bank of Korea and three other banks	Apr. 16, 2018 ~ Apr. 16, 2023

Mar. 4, 2020	Floating-to-fixed cross-currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and interest rate risk	Citibank	Mar. 4, 2020 ~ Jun. 4, 2025

(2)

In relation to the merger of SK Broadband Co., Ltd. in 2020, the Company has entered into a shareholders’ agreement with the shareholders of the acquirees. Pursuant to the agreement, when certain conditions are met within a period of time subsequent to the merger, the shareholders of the acquirees can exercise their drag-along rights and require the Company to sell its shares in SK Broadband Co., Ltd. Should the shareholders exercise their drag-along rights, the Company also can exercise its call options over the shares held by those shareholders. The Company recognized a derivative financial liability of ~~W~~320,984 million for the rights included in the shareholders’ agreement as of December 31, 2020.

The fair value of SK Broadband Co., Ltd.’s common stock (post-merger) was estimated using 5-year projected cash flows discounted at 6.9% per annum. The fair value of the derivative financial liability was determined by using the Binomial Model based on various assumptions including the price of common stock and its price fluctuations. The difference in fair values between the date of merger and the December 31, 2020 is insignificant. The significant unobservable inputs used in the fair value measurement and inter-relationship between significant unobservable inputs and fair value measurement are as below:

Significant unobservable inputs	Correlations between inputs and fair value measurements
Fair value of SK Broadband Co., Ltd.’s common stock	The estimated fair value of derivative liabilities would decrease (increase) if the fair value of common stock would increase (decrease)

Volatility	The estimated fair value of derivative liabilities would decrease (increase) if the volatility of stock price increase (decrease)

(3)

The Company has entered into the agreement with Newberry Global Limited, whereby the Company has been granted subscription right and contingent subscription right to acquire Newberry series-C RCPS. The Company recognized long-term derivative financial assets of ~~W~~14,155 million and derivative financial assets of ~~W~~8,704 million, respectively, for subscription right and contingent subscription right.

62

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

19.	Derivative Instruments, Continued

(4)

The fair value of derivative financial instruments to which the Company applies cash flow hedge is recorded in the financial statements as long-term derivative financial assets and long-term derivative financial liabilities. As of December 31, 2020, details of fair values of the derivatives assets and liabilities are as follows:

(In millions of won, thousands of foreign currencies)
Hedging instrument (Hedged item)	Cash flow hedge		Fair value
Non-current assets:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	~~W~~	32,059	32,059
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 500,000)		30,247	30,247

		62,306	62,306

Non-current liabilities:
Fixed-to-fixed cross currency swap (U.S. dollar borrowing amounting to USD 17,211)		453	453
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)		40,565	40,565

	~~W~~	41,018	41,018

(5)

The fair value of derivatives held for trading is recorded in the financial statements as derivative financial assets, long-term derivative financial assets and long-term derivative financial liabilities. As of December 31, 2020, details of fair values of the derivative assets and liabilities are as follows:

(In millions of won)
	Held for trading		Fair value
Current assets:
Contingent subscription right	~~W~~	8,704	8,704
Non-current assets:
Subscription right		14,155	14,155

		22,859	22,859

Non-current liabilities:
Drag-along and call option rights	~~W~~	320,984	320,984

63

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

20.	Share Capital and Capital Surplus and Others

The Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~500. The number of authorized, issued and outstanding common stocks and the details of capital surplus and others as of December 31, 2020 and 2019 are as follows:

(In millions of won, except for share data)
	December 31, 2020		December 31, 2019
Number of authorized shares		220,000,000	220,000,000
Number of issued shares (*)		80,745,711	80,745,711
Share capital:
Common share	~~W~~	44,639	44,639
Capital surplus and others:
Paid-in surplus		2,915,887	2,915,887
Treasury shares (Note 21)		(2,123,661)	(1,696,997)
Hybrid bonds (Note 22)		398,759	398,759
Share option (Note 23)		1,481	1,302
Others		(903,332)	(903,332)

	~~W~~	289,134	715,619

(*)

In 2002 and 2003, the Company retired treasury shares with reduction of its retained earnings before appropriation. As a result, the Company’s outstanding shares have decreased without change in share capital.

There were no changes in share capital during the years ended December 31, 2020 and 2019 and details of shares outstanding as of December 31, 2020 and 2019 are as follows:

(In shares)
	2020			2019
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	80,745,711	9,418,558	71,327,153	80,745,711	7,609,263	73,136,448

64

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

21.	Treasury Shares

Treasury shares as of December 31, 2020 and 2019 are as follows:

(In millions of won, except for share data)
	December 31, 2020		December 31, 2019
Number of shares (*)		9,418,558	7,609,263
Acquisition cost	~~W~~	2,123,661	1,696,997

(*)

The Company acquired 1,809,295 of its treasury shares for ~~W~~426,664 million in an effort to increase shareholder value by stabilizing its stock price during the year ended December 31, 2020 and disposed 1,266,620 of its treasury shares to Kakao Co., Ltd. in exchange for ~~W~~300,000 million in cash and acquired 2,177,401 shares of Kakao Co., Ltd. for ~~W~~302,321 million during the year ended December 31, 2019 in order to solidify the future ICT business cooperation.

22.	Hybrid Bonds

Hybrid bonds classified as equity as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	Type	Issuance date	Maturity(*1)	Annual interest rate(%)(*2)	December 31, 2020		December 31, 2019
Series 2-1 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.70	~~W~~	300,000	300,000
Series 2-2 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.65		100,000	100,000
Issuance costs						(1,241)	(1,241)

					~~W~~	398,759	398,759

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Company classified the hybrid bonds as equity.

These are subordinated bonds which rank before common shares in the event of a liquidation or reorganization of the Parent Company.

(*1)	The Company has a right to extend the maturity without any notice or announcement.
(*2)

Annual interest rate is determined as yield rate of 5 year national bond plus premium. According to the step-up clause, additional premium of 0.25% and 0.75%, respectively, after 10 years and 25 years from the issuance date are applied.

65

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

23.	Share option

(1)	The terms and conditions related to the grants of the share options under the share option program are as follows:

	Series
	1-1	1-2	1-3	2	3(*)	4	5
Grant date	March 24, 2017			February 20, 2018	February 22, 2019	March 26, 2019	March 26, 2020
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, Cash settlement
Number of shares (in share)	22,168	22,168	22,168	1,358	4,177	1,734	127,643
Exercise price (in won)	246,750	266,490	287,810	254,120	265,260	254,310	192,260
Exercise period	Mar. 25, 2019 ~ Mar. 24, 2022	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2021 ~ Mar. 24, 2024	Feb. 21, 2020 ~ Feb. 20, 2023	Feb. 23, 2021 ~ Feb. 22, 2024	Mar. 27, 2021 ~ Mar. 26, 2024	Mar. 27, 2023 ~ Mar. 26, 2027
Vesting conditions	2 years’ service from the grant date	3 years’ service from the grant date	4 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	3 years’ service from the grant date

(*)	Parts of the grant that have not met the vesting conditions have been forfeited during the year ended December 31, 2019.

(2)	Share compensation expense recognized during the year ended December 31, 2020 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)	Share compensation expense
As of December 31, 2019	~~W~~	1,302
During the year ended December 31, 2020		179
In subsequent periods		115

	~~W~~	1,596

(3)	The Company used binomial option pricing model in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows:

(In won)	Series
	1-1	1-2	1-3	2	3	4	5
Risk-free interest rate	1.86%	1.95%	2.07%	2.63%	1.91%	1.78%	1.52%
Estimated option’s life	5 years	6 years	7 years	5 years	5 years	5 years	7 years
Share price (Closing price on the preceding day)	262,500	262,500	262,500	243,500	259,000	253,000	174,500
Expected volatility	13.38%	13.38%	13.38%	16.45%	8.30%	7.70%	8.10%
Expected dividends	3.80%	3.80%	3.80%	3.70%	3.80%	3.90%	5.70%
Exercise price	246,750	266,490	287,810	254,120	265,260	254,310	192,260
Per-share fair value of the option	27,015	20,240	15,480	23,988	8,600	8,111	962

66

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

24.	Retained Earnings

(1)	Retained earnings as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		11,631,138	11,531,138
Reserve for technology development		4,365,300	4,265,300

		15,996,438	15,796,438
Unappropriated		665,882	854,189

	~~W~~	16,684,640	16,672,947

(2)	Legal reserve

The Korean Commercial Act requires the Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

67

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

25.	Statements of Appropriation of Retained Earnings

Details of statements of appropriation of retained earnings for the years ended December 31, 2020 and 2019 are as follows:

Date of appropriation for 2020: March 25, 2021

Date of appropriation for 2019: March 26, 2020

(In millions of won)
	2020		2019
Unappropriated retained earnings:
Unappropriated retained earnings	~~W~~	1,801	2,203
Changes in accounting policies		(5,840)	(25,229)
Remeasurement of defined benefit liabilities		(2,325)	(40,720)
Reclassification of valuation gain on FVOCI		1,356	30,073
Interim dividends: 2020: ~~W~~1,000 per share, 200% on par value 2019: ~~W~~1,000 per share, 200% on par value		(73,136)	(71,870)
Interest on hybrid bonds		(14,766)	(14,766)
Profit for the year		758,792	980,338

		665,882	860,029

Appropriation of retained earnings:
Reserve for business expansion		—	100,000
Reserve for technology development		—	100,000
Cash dividends: 2020: ~~W~~ 9,000 per share, 1,800% on par value 2019: ~~W~~ 9,000 per share, 1,800% on par value		641,944	658,228

		641,944	858,228

Unappropriated retained earnings to be carried over to subsequent year	~~W~~	23,938	1,801

68

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

26.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Valuation gain(loss) on FVOCI	~~W~~	323,246	(41,998)
Valuation gain(loss) on derivatives		8,199	(7,308)

	~~W~~	331,445	(49,306)

(2)	Changes in reserves for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Valuation gain (loss) on derivatives	Total
Balance at January 1, 2019	~~W~~	2,047	(42,312)	(40,265)
Changes, net of taxes		(44,045)	35,004	(9,041)

Balance at December 31, 2019		(41,998)	(7,308)	(49,306)
Balance at January 1, 2020		(41,998)	(7,308)	(49,306)
Changes, net of taxes		365,244	15,507	380,751

Balance at December 31, 2020	~~W~~	323,246	8,199	331,445

(3)	Changes in valuation gain (loss) on financial assets at FVOCI for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Balance at January 1	~~W~~	(41,998)	2,047
Amount recognized as other comprehensive income (loss) during the year, net of taxes		366,600	(13,972)
Amount reclassified to retained earnings, net of taxes		(1,356)	(30,073)

Balance at December 31	~~W~~	323,246	(41,998)

(4)	Changes in valuation gain (loss) on derivatives for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Balance at January 1	~~W~~	(7,308)	(42,312)
Amount recognized as other comprehensive income during the year, net of taxes		11,163	28,532
Amount reclassified to profit or loss, net of taxes		4,344	6,472

Balance at December 31	~~W~~	8,199	(7,308)

69

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

27.	Operating revenue

Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Company’s revenue and future cash flows is as follows:

(In millions of won)
	2020		2019
Products transferred at a point in time:
Product sales	~~W~~	43,014	111,065
Services transferred over time:
Wireless service revenue(*1)		9,989,461	9,721,569
Cellular interconnection revenue		502,252	518,810
Others(*2)		1,211,903	1,069,898

		11,703,616	11,310,277

	~~W~~	11,746,630	11,421,342

(*1)	Wireless service revenue includes revenue from wireless voice and data transmission services principally derived through usage charges collected from the wireless subscribers.
(*2)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.

The Company has a right to consideration from a customer in an amount that corresponds directly with the value to the subscriber of the Company’s performance completed, thus, as a practical expedient, the Company recognizes revenue in the amount to which the Company has a right to invoice.

Most of the Company’s transactions are occurring in Korea as it principally operates its businesses in Korea.

28.	Other Operating Expenses

Details of other operating expenses for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Communication	~~W~~	29,730	30,613
Utilities		256,095	247,263
Taxes and dues		20,872	26,307
Repair		241,076	246,840
Research and development		352,907	324,053
Training		25,727	27,272
Bad debt for accounts receivable – trade		23,611	4,036
Other		35,472	48,043

	~~W~~	985,490	954,427

70

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

29.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	31,711	5,281
Gain on business transfer		12,451	59,375
Others		38,511	12,272

	~~W~~	82,673	76,928

Other Non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~	18,882	12,232
Impairment loss on property and equipment and intangible assets		200,133	23,231
Donations		15,144	16,441
Bad debt for accounts receivable – other		3,767	3,295
Others		35,729	55,428

	~~W~~	273,655	110,627

71

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

30.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)	2020		2019
Finance Income:
Interest income	~~W~~	26,463	35,463
Gain on sale of accounts receivable – other		22,605	15,855
Dividends		285,040	525,045
Gain on foreign currency transactions		7,606	6,782
Gain on foreign currency translations		38	1,870
Gain on valuation of derivatives		22,859	465
Gain on settlement of derivatives		7,380	29,176
Gain relating to financial assets at FVTPL		5,956	859
Gain relating to financial liabilities at FVTPL		—	56

	~~W~~	377,947	615,571

(In millions of won)	2020		2019
Finance Costs:
Interest expenses	~~W~~	244,037	256,186
Loss on foreign currency transactions		9,157	7,853
Loss on foreign currency translations		317	2,253
Loss on sale of accounts receivable – other		—	5,823
Loss on settlement of derivatives		2,637	641
Loss relating to financial assets at FVTPL		589	7,448
Loss relating to financial liabilities at FVTPL		—	43

	~~W~~	256,737	280,247

(2)	Details of interest income included in finance income for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)	2020		2019
Interest income on cash equivalents and short-term financial instruments	~~W~~	7,391	10,537
Interest income on loans and others		19,072	24,926

	~~W~~	26,463	35,463

72

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

30.	Finance Income and Costs, Continued

(3)	Details of interest expenses included in finance costs for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)	2020		2019
Interest expense on borrowings	~~W~~	7,974	7,260
Interest expense on debentures		186,262	180,474
Others		49,801	68,452

	~~W~~	244,037	256,186

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2020 and 2019 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 6 and 35.

1)	Finance income and costs

(In millions of won)	2020
	Finance income(*)		Finance costs
Financial Assets:
Financial assets at FVTPL	~~W~~	51,559	589
Financial assets at FVOCI		993	—
Financial assets at amortized cost		30,368	8,391
Derivatives designated as hedging instrument		—	1,867

		82,920	10,847

Financial Liabilities:
Financial liabilities at amortized cost		3,762	245,120
Derivatives designated as hedging instrument		7,380	770

		11,142	245,890

	~~W~~	94,062	256,737

(*)	Finance income does not include ~~W~~283,885 million of dividends received from subsidiaries, associates and joint ventures for the year ended December 31, 2020.

73

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

30.	Finance Income and Costs, Continued

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2020 and 2019 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 6 and 35, Continued.

1)	Finance income and costs, Continued

(In millions of won)	2019
	Finance income(*)		Finance costs
Financial Assets:
Financial assets at FVTPL	~~W~~	47,435	13,271
Financial assets at FVOCI		9,909	—
Financial assets at amortized cost		43,122	10,106

		100,466	23,377

Financial Liabilities:
Financial liabilities at FVTPL		56	43
Financial liabilities at amortized cost		—	256,186
Derivatives designated as hedging instrument		—	641

		56	256,870

	~~W~~	100,522	280,247

(*)	Finance income does not include ~~W~~515,049 million of dividends received from subsidiaries, associates and joint ventures for the year ended December 31, 2019.

2)	Other comprehensive income (loss)

(In millions of won)	2020		2019
Financial Assets:
Financial assets at FVOCI	~~W~~	366,600	(13,972)
Derivatives designated as hedging instrument		21,732	35,004

		388,332	21,032

Financial Liabilities:
Derivatives designated as hedging instrument		(6,225)	—

	~~W~~	382,107	21,032

74

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

30.	Finance Income and Costs, Continued

(5)	Details of impairment losses for financial assets for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Accounts receivable – trade	~~W~~	23,611	4,036
Other receivables		3,767	3,295

	~~W~~	27,378	7,331

31.	Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2020 and 2019 consist of the following:

(In millions of won)
	2020		2019
Current tax expense:
Current year	~~W~~	193,646	77,518
Current tax of prior years		13,282	(10,385)

		206,928	67,133

Deferred tax expense:
Changes in net deferred tax assets		(24,265)	137,854

Income tax expense	~~W~~	182,663	204,987

(2)

The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2020 and 2019 is attributable to the following:

(In millions of won)
	2020		2019
Income taxes at statutory income tax rate	~~W~~	248,538	315,648
Non-taxable income		(40,358)	(90,160)
Non-deductible expenses		9,601	7,433
Tax credit and tax reduction		(36,091)	(22,163)
Changes in unrecognized deferred taxes		29,122	(1,434)
Income tax refund		(212)	3,633
Changes in tax rate and other		(27,937)	(7,970)

Income tax expense	~~W~~	182,663	204,987

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Valuation gain (loss) on financial assets at fair value	~~W~~	(133,199)	5,681
Valuation loss on derivatives		(5,663)	(12,917)
Remeasurement of defined benefit liabilities		325	14,928

	~~W~~	(138,537)	7,692

75

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

31.	Income Tax Expense, Continued

(4)	Changes in deferred tax assets (liabilities) for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)	2020
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~	51,941	(2,494)	—	49,447
Accrued interest income		(90)	(48)	—	(138)
Financial assets measured at fair value		78,144	(1,446)	(133,199)	(56,501)
Investments in subsidiaries, associates and joint ventures		21,755	(20,441)	—	1,314
Property and equipment		(107,708)	(43,244)	—	(150,952)
Retirement benefit obligation		25,039	(15,658)	325	9,706
Valuation gain on derivatives		19,545	2,005	(5,663)	15,887
Gain or loss on foreign currency translation		21,995	(231)	—	21,764
Incremental costs to acquire a contract		(823,973)	42,449	—	(781,524)
Right-of-use assets		(333,298)	(18,895)	—	(352,193)
Lease liabilities		316,275	33,280	—	349,555
Others		86,475	10,704	—	97,179

	~~W~~	(643,900)	(14,019)	(138,537)	(796,456)

Tax credit		1,299	38,284	—	39,583

		(642,601)	24,265	(138,537)	(756,873)

76

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

31.	Income Tax Expense, Continued

(4)	Changes in deferred tax assets (liabilities) for the years ended December 31, 2020 and 2019 are as follows, Continued:

(In millions of won)	2019
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~	62,935	(10,994)	—	51,941
Accrued interest income		(111)	21	—	(90)
Financial assets measured at fair value		65,570	6,893	5,681	78,144
Investments in subsidiaries, associates and joint ventures		15,905	5,850	—	21,755
Property and equipment		(141,656)	33,948	—	(107,708)
Retirement benefit obligation		14,711	(4,600)	14,928	25,039
Valuation gain on derivatives		30,287	2,175	(12,917)	19,545
Gain or loss on foreign currency translation		21,938	57	—	21,995
Incremental costs to acquire a contract		(621,372)	(202,601)	—	(823,973)
Right-of-use assets		(210,006)	(123,292)	—	(333,298)
Lease liabilities		191,052	125,223	—	316,275
Others		58,308	28,167	—	86,475

	~~W~~	(512,439)	(139,153)	7,692	(643,900)

Tax credit		—	1,299	—	1,299

		(512,439)	(137,854)	7,692	(642,601)

(5)	Details of temporary differences not recognized as deferred tax assets(liabilities) in the statements of financial position as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Loss allowance	~~W~~	77,405	77,405
Investments in subsidiaries, associates and joint ventures		1,320,231	1,531,810
Other temporary differences		372,134	51,150

77

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

32.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2020 and 2019 are calculated as follows:

(In millions of won, except for share data)
	2020		2019
Profit for the year	~~W~~	758,792	979,891
Interest on hybrid bonds		(14,766)	(14,766)

Profit for the year on common shares		744,026	965,125
Weighted average number of common shares outstanding		72,795,431	72,064,159

Basic earnings per share (in won)	~~W~~	10,221	13,393

2)	The weighted average number of common shares outstanding for the years ended December 31, 2020 and 2019 are calculated as follows:

(In shares)	2020
	Number of common shares	Weighted average number of common shares
Issued shares at January 1, 2020	80,745,711	80,745,711
Treasury shares at January 1, 2020	(7,609,263)	(7,609,263)
Acquisition of treasury shares	(1,809,295)	(341,017)

	71,327,153	72,795,431

(In shares)	2019
	Number of common shares	Weighted average number of common shares
Issued shares at January 1, 2019	80,745,711	80,745,711
Treasury shares at January 1, 2019	(8,875,883)	(8,875,883)
Disposal of treasury shares	1,266,620	194,331

	73,136,448	72,064,159

78

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

32.	Earnings per Share, Continued

(2)	Diluted earnings per share

1)	Diluted earnings per share for the year ended December 31, 2020 is calculated as follows:

(In millions of won, except for share data)	2020
Profit for the year on common shares	~~W~~	744,026
Adjusted weighted average number of common shares outstanding		72,808,379

Diluted earnings per share (in won)	~~W~~	10,219

2)	The adjusted weighted average number of common shares outstanding for the year ended December 31, 2020 is calculated as follows:

(In shares)	2020
Outstanding shares at January 1, 2020	73,136,448
Effect of treasury shares	(341,017)
Effect of stock option	12,948

Adjusted weighted average number of common shares outstanding	72,808,379

For the year ended December 31, 2019, diluted earnings per share are the same as basic earnings per share as there are no dilutive potential common shares.

79

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

33.	Dividends

(1)	Details of dividends declared

Details of dividend declared for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (in won)	Dividend ratio	Dividends
2020	Cash dividends (interim)	73,136,448	500	200%	~~W~~	73,136
	Cash dividends (year-end)	71,327,153	500	1,800%		641,944

					~~W~~	715,080

2019	Cash dividends (interim)	71,869,828	500	200%	~~W~~	71,870
	Cash dividends (year-end)	73,136,448	500	1,800%		658,228

					~~W~~	730,098

(2)	Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2020 and 2019 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at year-end	Dividend yield ratio
2020	Cash dividends	10,000	238,000	4.20%
2019	Cash dividends	10,000	238,000	4.20%

80

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

34.	Categories of Financial Instruments

(1)	Financial assets by category as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives- hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	329,208	—	329,208
Financial instruments		—	—	516,354	—	516,354
Short-term investment securities		31,854	—	—	—	31,854
Long-term investment securities(*)		67,301	916,387	—	—	983,688
Accounts receivable – trade		—	—	1,503,552	—	1,503,552
Loans and other receivables		517,175	—	523,813	—	1,040,988
Derivative financial assets		22,859	—	—	62,306	85,165

	~~W~~	639,189	916,387	2,872,927	62,306	4,490,809

(*)	The Company designated ~~W~~916,387 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)
	December 31, 2019
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives- hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	497,282	—	497,282
Financial instruments		—	—	234,382	—	234,382
Short-term investment securities		31,920	—	—	—	31,920
Long-term investment securities(*)		75,423	435,210	—	—	510,633
Accounts receivable – trade		—	—	1,479,971	—	1,479,971
Loans and other receivables		532,225	—	557,038	—	1,089,263
Derivative financial assets		—	—	—	126,251	126,251

	~~W~~	639,568	435,210	2,768,673	126,251	3,969,702

(*)	The Company designated ~~W~~435,210 million of equity instruments that are not held for trading as financial assets at FVOCI.

81

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

34.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Derivative financial liabilities	~~W~~	320,984	—	41,018	362,002
Borrowings		—	18,608	—	18,608
Debentures		—	6,875,240	—	6,875,240
Lease liabilities(*)		—	1,313,198	—	1,313,198
Accounts payable – other and others		—	4,446,539	—	4,446,539

	~~W~~	320,984	12,653,585	41,018	13,015,587

(In millions of won)
	December 31, 2019
	Financial liabilities at amortized cost
Borrowings	~~W~~	32,934
Debentures		6,407,964
Lease liabilities(*)		1,175,904
Accounts payable - other and others		5,337,563

	~~W~~	12,954,365

(*)

Lease liabilities are not applicable on category of financial liabilities, but are classified as financial liabilities measured at amortized cost on consideration of nature for measurement of liabilities.

82

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

35.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets consist of cash and cash equivalents, financial instruments, investment securities, accounts receivable – trade and others, etc. Financial liabilities consist of accounts payable – other, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)	Currency risk

The Company is exposed to currency risk mainly on exchange fluctuations on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2020 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	11,437	~~W~~	12,444	1,210,411	~~W~~	1,316,927
EUR	463		619	32		42
Others	—		158	—		32

		~~W~~	13,221		~~W~~	1,317,001

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures.

As of December 31, 2020, a hypothetical change in exchange rates by 10% would have increased (decreased) the Company’s income before income taxes as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	1,155	(1,155)
EUR		58	(58)
Others		13	(13)

	~~W~~	1,226	(1,226)

83

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk

The interest rate risk of the Company arises from borrowings, debentures, and long-term payables – other. Since the Company’s interest-bearing assets are mostly fixed-interest bearing assets, the Company’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Company performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Company takes various measures such as refinancing, renewal, alternative financing and hedging.

As of December 31, 2020, the floating-rate bonds are ~~W~~326,400 million, and the Company has entered into interest rate swaps to hedge interest rate risk related to the floating-rate debentures as described in note 19. Therefore, income before income taxes for the year ended December 31, 2020 would not have been affected by the changes in interest rates of floating-rate borrowings and debentures.

As of December 31, 2020, the floating-rate long-term payables – other are ~~W~~1,626,040 million. If the interest rate increases (decreases) 1% with all other variables held constant, income before income taxes for the year ended December 31, 2020 would change by ~~W~~ 16,260 million in relation to floating-rate long-term payables – other that are exposed to interest rate risk.

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (“IBOR”s) with alternative nearly risk-free rates (referred to as “IBOR reform”). The Company has exposures to IBORs on its financial instruments that will be replaced or reformed as part of these market-wide initiatives. There is uncertainty over the timing and the methods of transition in some jurisdictions that the Company operates in. The Company anticipates that IBOR reform will impact its risk management and hedge accounting.

Derivatives

The Company holds interest rate swaps for risk management purposes which are designated in cash flow hedging relationships. The interest rate swaps have floating legs that are indexed to LIBOR. The Company’s derivative instruments are governed by contracts based on the International Swaps and Derivatives Association (“ISDA”)’s master agreements.

ISDA is currently reviewing its standardized contracts in the light of IBOR reform and plans to amend certain floating-rate options in the 2006 ISDA definitions to include fallback clauses that would apply on the permanent discontinuation of certain key IBORs. ISDA is expected to publish an IBOR fallback supplement to amend the 2006 ISDA definitions and an IBOR fallback protocol to facilitate multilateral amendments to include the amended floating-rate options in derivative transactions that were entered into before the date of the supplement. The Company currently plans to adhere to the protocol if and when it is finalized and to monitor whether its counterparties will also adhere. If this plan changes or there are counterparties who will not adhere to the protocol, the Company will negotiate with them bilaterally about including new fallback clauses.

84

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk, Continued

Hedge accounting

The Company has evaluated the extent to which its cash flow hedging relationships are subject to uncertainty driven by IBOR reform as of December 31, 2020. The Company’s hedged items and hedging instruments continue to be indexed to LIBOR. These benchmark rates are quoted each day and the IBOR cash flows are exchanged with counterparties as usual.

However, the Company’s LIBOR cash flow hedging relationships extend beyond the anticipated cessation date for LIBOR. The Company expects that LIBOR will be discontinued after the end of 2021. As of December 31, 2020, the Company has not determined the alternative interest rate benchmark to LIBOR and there is uncertainty about when and how replacement may occur with respect to the relevant hedged items and hedging instruments. Such uncertainty may impact the hedging relationship. The Company applies the amendments to K-IFRS No.1109, Financial Instruments issued in 2020 to those hedging relationships directly affected by IBOR reform.

Hedging relationships impacted by IBOR reform may experience ineffectiveness attributable to market participants’ expectations of when the shift from the existing IBOR benchmark rate to an alternative benchmark interest rate will occur. This transition may occur at different times for the hedged item and hedging instrument, which may lead to hedge ineffectiveness. The Company has measured its hedging instruments indexed to LIBOR using available quoted market rates for LIBOR-based instruments of the same tenor and similar maturity and has measured the cumulative change in the present value of hedged cash flows attributable to changes in LIBOR on a similar basis.

85

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk

The maximum credit exposure as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Cash and cash equivalents	~~W~~	329,176	497,240
Financial instruments		516,354	234,382
Investment securities		900	900
Accounts receivable – trade		1,503,552	1,479,971
Contract assets		31,232	30,897
Loans and other receivables		1,040,988	1,089,263
Derivative financial assets		85,165	126,251

	~~W~~	3,507,367	3,458,904

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Company establishes credit limits for each customer or counterparty.

86

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk, Continued

(i)	Accounts receivable – trade and contract assets

The Company establishes a loss allowance in respect of account receivable – trade and contract assets. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Details of changes in loss allowance during the year ended December 31, 2020 are included in note 6.

(ii)	Debt investments

The credit risk arises from debt investments included in ~~W~~516,354 million of financial instruments, ~~W~~900 million of investment securities, and ~~W~~1,040,988 million of loans and other receivables. To limit the exposure to this risk, the Company transacts only with financial institutions with credit ratings that are considered to be low credit risk.

Most of the Company’s debt investments are considered to have a low risk of default and the borrower has a strong capacity to meet its contractual cash flow obligations in the near term. Thus the Company measured the loss allowance for the debt investments at an amount equal to 12-month expected credit losses.

Meanwhile, the Company monitors changes in credit risk at each reporting date. The Company recognized the loss allowance at an amount equal to lifetime expected credit losses when the credit risk on the debt investments is assumed to have increased significantly if it is more than 30 days past due.

The Company’s maximum exposure to credit risk is equal to each financial asset’s carrying amount. The gross carrying amounts of each financial asset except for the accounts receivable – trade and derivative financial assets as of December 31, 2020 are as follows:

(In millions of won)
	Financial assets at FVTPL		At amortized cost
			12-month ECL	Lifetime ECL – not credit impaired	Lifetime ECL – credit impaired
Gross carrying amount	~~W~~	518,075	1,021,908	28,442	65,987
Loss allowance		—	(2,771)	(7,412)	(65,987)

Carrying amount	~~W~~	518,075	1,019,137	21,030	—

87

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk, Continued

(ii)	Debt investments, Continued

Changes in the loss allowance for the debt investments during the year ended December 31, 2020 are as follows:

(In millions of won)
	12-month ECL		Lifetime ECL – not credit impaired	Lifetime ECL – credit impaired	Total
December 31, 2019	~~W~~	3,252	7,114	66,092	76,458
Remeasurement of loss allowance, net		(147)	2,321	1,593	3,767
Transfer to lifetime ECL – not credit impaired		(334)	334	—	—
Transfer to lifetime ECL – credit impaired		—	(2,357)	2,357	—
Amounts written off		—	—	(5,871)	(5,871)
Recovery of amounts written off		—	—	1,816	1,816
December 31, 2020	~~W~~	2,771	7,412	65,987	76,170

(iii)	Cash and cash equivalents

The Company has ~~W~~329,176 million as of December 31, 2020 (~~W~~497,240 million as of December 31, 2019) cash and cash equivalents with banks and financial institutions above specific credit ratings.

Impairment on cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Company considered that its cash and cash equivalents have low credit risk based on the credit ratings of the counterparties assigned by external credit rating agencies.

88

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Company maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of December 31, 2020 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Borrowings(*)	~~W~~	18,608	19,211	12,912	6,299	—
Debentures(*)		6,875,240	7,947,895	883,026	4,152,711	2,912,158
Lease liabilities		1,313,198	1,383,551	316,531	824,701	242,319
Accounts payable – other and others(*)		4,446,539	4,523,435	3,282,618	864,969	375,848

	~~W~~	12,653,585	13,874,092	4,495,087	5,848,680	3,530,325

(*)	Includes interest payables.

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

As of December 31, 2020, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years	More than 5 years
Assets	~~W~~	62,306	63,057	15,217	55,065	(7,225)
Liabilities		(41,018)	(42,033)	(1,663)	(40,370)	—

	~~W~~	21,288	21,024	13,554	14,695	(7,225)

89

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

35.	Financial Risk Management, Continued

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Company is the same as that of the Company as of and for the year ended December 31, 2019.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity; both are from the financial statements.

Debt-equity ratio as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Total liabilities	~~W~~	14,636,593	14,233,733
Total equity		17,349,858	17,383,899

Debt-equity ratios		84.36%	81.88%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2020 and 2019 are as follows:

(In millions of won)	December 31, 2020
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	639,189	—	549,029	90,160	639,189
Derivative hedging instruments		62,306	—	62,306	—	62,306
FVOCI		916,387	881,135	—	35,252	916,387

	~~W~~	1,617,882	881,135	611,335	125,412	1,617,882

Financial liabilities that are measured at fair value:
Derivative financial liabilities	~~W~~	320,984	—	—	320,984	320,984
Derivative hedging instruments		41,018	—	41,018	—	41,018

		362,002	—	41,018	320,984	362,002

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	18,608	—	19,131	—	19,131
Debentures		6,875,240	—	7,316,314	—	7,316,314
Long-term payables – other		1,566,323	—	1,582,174	—	1,582,174

	~~W~~	8,460,171	—	8,917,619	—	8,917,619

90

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

35.	Financial Risk Management, Continued

(3)	Fair value, Continued

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2020 and 2019 are as follows, Continued:

(In millions of won)	December 31, 2019
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	639,568	—	564,145	75,423	639,568
Derivatives hedging instrument		126,251	—	126,251	—	126,251
FVOCI		435,210	384,721	—	50,489	435,210

	~~W~~	1,201,029	384,721	690,396	125,912	1,201,029

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	32,934	—	33,755	—	33,755
Debentures		6,407,964	—	6,848,312	—	6,848,312
Long-term payables - other		1,968,538	—	2,003,025	—	2,003,025

	~~W~~	8,409,436	—	8,885,092	—	8,885,092

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods such as discounted cash flow and market approach. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Company performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

91

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

35.	Financial Risk Management, Continued

(3)	Fair value, Continued

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2020 and 2019 are as follows, Continued:

Interest rates used by the Company for the fair value measurement as of December 31, 2020 are as follows:

Interest rate
Derivative instruments	0.14% ~ 1.36%
Borrowings and debentures	0.99% ~ 1.55%
Long-term payables - other	0.90% ~ 1.72%

2)	There have been no transfers between Level 2 and Level 1 for year ended December 31, 2020. The changes of financial assets classified as Level 3 for the year ended December 31, 2020 are as follows:

(In millions of won)
	Balance at January 1, 2020		Valuation	Acquisition	Disposal	Transfer	Balance at December 31, 2020
FVTPL	~~W~~	75,423	27,772	627	(270)	(13,392)	90,160
FVOCI		50,489	(1,889)	200	(277)	(13,271)	35,252

	~~W~~	125,912	25,883	827	(547)	(26,663)	125,412

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2020 and 2019 are as follows:

(In millions of won)	December 31, 2020
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statement of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivative (*)	~~W~~	8,015	—	8,015	(453)	7,562
Accounts receivable – trade and others		79,127	(77,714)	1,413	—	1,413

		87,142	(77,714)	9,428	(453)	8,975

Financial liabilities:
Derivative (*)	~~W~~	453	—	453	(453)	—
Accounts payable – other and others		77,714	(77,714)	—	—	—

		78,167	(77,714)	453	(453)	—

(*)	The balance represents the net amount under the standard terms and conditions of International Swaps and Derivatives Association.

92

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

35.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement, Continued

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2020 and 2019 are as follows, Continued:

(In millions of won)	December 31, 2019
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	77,958	(77,958)	—
Financial liabilities:
Accounts payable – other and others	~~W~~	78,133	(77,958)	175

93

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

36.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holdings Co., Ltd.

Subsidiaries	SK Planet Co., Ltd. and 48 others(*)

Joint ventures	Dogus Planet, Inc. and 4 others

Associates	SK hynix Inc. and 55 others

Others	The Ultimate Controlling Entity’s other subsidiaries and associates, etc

(*)	As of December 31, 2020, subsidiaries of the Company are as follows:

Subsidiary		Ownership percentage(%)(*1)	Primary business
Subsidiaries owned by the Company	SK Telink Co., Ltd.	100.0	Telecommunication and Mobile Virtual Network Operator service
	SK Communications Co., Ltd.	100.0	Internet website services
	SK Broadband Co., Ltd.(*2)	74.3	Telecommunication services
	PS&Marketing Corporation	100.0	Communications device retail business
	SERVICE ACE Co., Ltd.	100.0	Call center management service
	SERVICE TOP Co., Ltd.	100.0	Call center management service
	SK O&S Co., Ltd.	100.0	Base station maintenance service
	SK Telecom China Holdings Co., Ltd.	100.0	Investment (Holdings company)
	SK Global Healthcare Business Group., Ltd.	100.0	Investment
	YTK Investment Ltd.	100.0	Investment association
	Atlas Investment	100.0	Investment association
	SKT Americas, Inc.	100.0	Information gathering and consulting
	One Store Co., Ltd.	52.1	Telecommunication services
	SK Planet Co., Ltd.	98.7	Telecommunication services, system software development and supply services
	Eleven Street Co., Ltd.	80.3	E-commerce
	DREAMUS COMPANY	51.4	Manufacturing digital audio players and other portable media devices
	SK Infosec Co., Ltd.(*3)	62.6	Information security service
	Quantum Innovation Fund I	59.9	Investment
	SK Telecom Japan Inc.	100.0	Information gathering and consulting
	id Quantique SA(*4)	68.1	Quantum information and communications service
	SK Telecom TMT Investment Corp.	100.0	Investment
	FSK L&S Co., Ltd.	60.0	Freight and logistics consulting business
	Incross Co., Ltd.	34.6	Media representative business
	Happy Hanool Co., Ltd.	100.0	Service
	SK stoa Co., Ltd.(*5)	100.0	Other telecommunication retail business
	Broadband Nowon Co., Ltd.(*6)	55.0	Cable broadcasting services
	T Map Mobility Co., Ltd.(*7)	100.0	Mobility business
Subsidiaries owned by SK Planet Co., Ltd.	SK m&service Co., Ltd.	100.0	Database and internet website service
	SK Planet Global Holdings Pte. Ltd.	100.0	Investment (Holdings company)
	SKP America LLC.	100.0	Digital contents sourcing service
	K-net Culture and Contents Venture Fund	59.0	Capital investing in startups
Subsidiaries owned by DREAMUS COMPANY	iriver Enterprise Ltd.	100.0	Management of Chinese subsidiaries
	iriver China Co., Ltd.	100.0	Sales and manufacturing of MP3 and 4
	Dongguan iriver Electronics Co., Ltd.	100.0	Sales and manufacturing of e-book devices
	LIFE DESIGN COMPANY Inc.	100.0	Sales of goods in Japan

94

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

36.	Transactions with Related Parties, Continued

(1)	List of related parties, Continued

Subsidiary		Ownership percentage(%)(*1)	Primary business
Subsidiary owned by SK Infosec Co., Ltd.	SKinfosec Information Technology(Wuxi)Co., Ltd.	100.0	System software development and supply services
	ADT CAPS Co., Ltd.	100.0	Unmanned security
	CAPSTEC Co., Ltd.	100.0	Manned security
Subsidiary owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	100.0	Operation of information and communication facility
Subsidiary owned by Quantum Innovation Fund I	PanAsia Semiconductor Materials LLC(*8)	66.4	Investment
Subsidiary owned by id Quantique SA	Id Quantique LLC	100.0	Quantum information and communications service
Subsidiaries owned by FSK L&S Co., Ltd.	FSK L&S(Shanghai) Co., Ltd.	66.0	Logistics business
	FSK L&S(Hungary) Co., Ltd.	100.0	Logistics business
	FSK L&S VIETNAM COMPANY LIMITED(*9)	100.0	Logistics business
Subsidiaries owned by Incross Co., Ltd.	Infra Communications Co., Ltd.	100.0	Service operation
	Mindknock Co., Ltd.	100.0	Software development
Subsidiary owned by SK Telecom Japan Inc.	SK Planet Japan, K. K.	79.8	Digital Contents sourcing service
Others(*10)	SK Telecom Innovation Fund, L.P.	100.0	Investment
	SK Telecom China Fund I L.P.	100.0	Investment

95

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

36.	Transactions with Related Parties, Continued

(1)	List of related parties, Continued

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Company or subsidiaries of the Company.
(*2)

On April 30, 2020, SK Broadband Co., Ltd. merged with Tbroad Co., Ltd., Tbroad Dongdaemun Broadcasting Co., Ltd. and Korea Digital Cable Media Center Co., Ltd. to strengthen competitiveness and enhance synergy as a comprehensive media company. The Company’s ownership interest of SK Broadband Co., Ltd. has changed as SK Broadband Co., Ltd. issued new shares to the shareholders of the merged companies as the consideration for the merger. The Company has entered into a shareholders’ agreement with the shareholders of the merged company and recognized ~~W~~320,984 million of derivative financial liabilities for drag-along right of the shareholders of the merged company and call option of the Company as of December 31, 2020. (See Note 19)

(*3)

SK Infosec Co., Ltd. merged with Life & Security Holdings Co., Ltd. to improve management efficiency on December 30, 2020 with the Company acquiring 34,200,560 shares of SK Infosec Co., Ltd. based on the exchange ratio on December 30, 2020. As a result of the merger, the Company’s ownership interest of SK Infosec Co., Ltd. has changed from 100% to 62.6%.

(*4)	The Company acquired additional 4,166,667 shares of id Quantique SA by contributing ~~W~~6,408 million in cash, in terms of an unequal paid-in capital increase during the year ended December 31, 2020.
(*5)	The Company acquired 3,631,355 shares (100%) of SK stoa Co., Ltd. from SK Broadband. Co., Ltd. at ~~W~~40,029 million in cash during the year ended December 31, 2020.
(*6)

The Company has obtained control over Tbroad Nowon Broadcasting Co., Ltd. by acquiring 627,000 shares (55%) for ~~W~~10,463 million in cash and Tbroad Nowon Broadcasting Co., Ltd. changed its name to Broadband Nowon Co., Ltd.

(*7)	The Company incorporated and acquired T map Mobility Co., Ltd. on December 29, 2020 by spin-off. (See Note 39)
(*8)	Quantum Innovation Fund I newly established PanAsia Semiconductor Materials LLC. as its subsidiary during the year ended December 31, 2020.
(*9)	FSK L&S Co., Ltd. newly established FSK L&S VIETNAM COMPANY LIMITED as its subsidiary during the year ended December 31, 2020.
(*10)	Others are owned by Atlas Investment and another subsidiary of the Company.

As of December 31, 2020, the Company is included in SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act. All of the other entities included in SK Group are considered related parties of the Company.

96

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

36.	Transactions with Related Parties, Continued

(2)	Compensation for the key management

The Company considers registered directors (3 executive and 5 non-executive directors) who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Salaries	~~W~~	10,029	5,969
Defined benefits plan expenses		3,459	1,237
Share option		158	325

	~~W~~	13,646	7,531

Compensation for the key management includes salaries, non-monetary salaries, and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

97

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

36.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)		2020
		Operating revenue and others		Operating expense and others (*1)	Acquisition of property and equipment
Scope	Company
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*2)	~~W~~	14,953	498,282	35,744

Subsidiaries	SK Broadband Co., Ltd.		133,512	542,581	13,310
	PS&Marketing Corporation(*3)		12,224	1,338,394	932
	SK O&S Co., Ltd.		4,189	221,380	56,663
	SK Planet Co., Ltd.		3,352	88,155	12,730
	SK Telink Co., Ltd.(*4)		146,146	31,711	2
	SERVICE ACE Co., Ltd.(*5)		11,474	136,517	—
	SERVICE TOP Co., Ltd.		8,156	144,393	—
	Eleven Street Co., Ltd.		3,274	19,264	—
	Life & Security Holdings Co., Ltd.(*6)		22,194	2,807	8,052
	One Store Co., Ltd.		14,669	270	—
	SK Infosec Co., Ltd.(*7)		20,340	32,144	4,166
	DREAMUS COMPANY		2,421	74,218	465
	Others		9,975	33,523	5,960

			391,926	2,665,357	102,280

Associates	F&U Credit information Co., Ltd.		1,420	45,495	—
	SK hynix Inc. (*8)		252,271	151	—
	KEB HanaCard Co., Ltd.		683	3,065	—
	SK Wyverns Co., Ltd.		1,195	19,329	—
	Content Wavve Co., Ltd.		161	56,631	—
	Others(*9)		47,777	12,096	78

			303,507	136,767	78

Others	SK Engineering & Construction Co., Ltd.		4,777	238	—
	SK Innovation Co., Ltd.		13,844	14,715	—
	SK Networks Co., Ltd.		2,040	11,217	7
	SK Networks Service Co., Ltd.		786	41,065	1,543
	SK Telesys Co., Ltd.		239	634	23,004
	SK TNS Co., Ltd.		344	42,470	332,955
	SK Energy Co., Ltd.		3,584	234	—
	SKC Infra Service Co., Ltd.		29	7,885	137
	SK ENS Co., Ltd.		2,246	53	—
	UbiNS Co., Ltd.		—	2,316	25,100
	Happy Narae Co., Ltd.		105	13,212	117,198
	Others		10,738	8,016	8,020

			38,732	142,055	507,964

		~~W~~	749,118	3,442,461	646,066

98

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

36.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2020 and 2019 are as follows, Continued:

(*1)	Operating expense and others include lease payments by the Company.
(*2)	Operating expense and others include ~~W~~216,241 million of dividends paid by the Company.
(*3)	Operating expense and others include ~~W~~778,230 million paid to PS&Marketing Corporation relating to purchase of accounts receivables resulting from sale of handsets.
(*4)	Operating revenue and others include ~~W~~89,969 million of dividend income received.
(*5)	Operating revenue and others include ~~W~~2,000 million of dividend income received.
(*6)	Operating revenue and others include ~~W~~7,039 million of dividend income received. Amount represents transaction amounts with Life & Security Holdings prior to its merger with SK Infosec Co., Ltd.
(*7)	Operating revenue and others include ~~W~~20,028 million of dividend income received.
(*8)	Operating revenue and others include ~~W~~146,100 million of dividend income received and ~~W~~70,495 million of disposal amounts of Yongin SK Academy training facility.
(*9)	Operating revenue and others include ~~W~~18,749 million of dividend income received from Korea IT Fund, Pacific Telecom Inc. and UniSK.

99

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

36.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2020 and 2019 are as follows, Continued:

(In millions of won)		2019
Scope	Company	Operating revenue and others		Operating expense and others (*1)	Acquisition of property and equipment
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*2)	~~W~~	29,130	508,255	47,789

Subsidiaries	SK Broadband Co., Ltd.		109,663	542,715	22,255
	PS&Marketing Corporation(*3)		12,408	1,595,661	985
	SK O&S Co., Ltd.		4,493	220,585	60,801
	SK Planet Co., Ltd.		2,963	89,026	92,477
	SK Telink Co., Ltd. (*4)		249,464	22,612	—
	SERVICE ACE Co., Ltd. (*5)		15,399	133,717	—
	SERVICE TOP Co., Ltd. (*6)		17,695	138,971	—
	Eleven Street Co., Ltd.		7,202	7,990	—
	Life & Security Holdings Co., Ltd. (*7)		33,111	1,257	222
	One Store Co., Ltd.		14,963	1,461	—
	SK Infosec Co., Ltd. (*8)		50,149	31,267	4,812
	DREAMUS COMPANY		1,185	49,214	—
	Others		8,095	39,575	5,799

			526,790	2,874,051	187,351

Associates	F&U Credit information Co., Ltd.		1,108	46,824	—
	SK hynix Inc. (*9)		246,522	255	—
	KEB HanaCard Co., Ltd.		832	1,901	—
	SK Wyverns Co., Ltd.		1,313	21,145	—
	Others (*10)		11,049	14,208	457

			260,824	84,333	457

Others	SK Engineering & Construction Co., Ltd.		5,722	253	7,400
	SK Innovation Co., Ltd.		14,470	2,748	—
	SK Networks Co., Ltd.		3,061	15,981	443
	SK Networks Service Co., Ltd.		733	45,942	2,569
	SK Telesys Co., Ltd.		215	965	25,886
	SK TNS Co., Ltd.		197	34,115	426,273
	SK Energy Co., Ltd.		2,914	248	—
	SKC Infra Service Co., Ltd.		64	8,573	2,008
	SK ENS Co., Ltd.		1,991	145	—
	UbiNS Co., Ltd.		—	1,907	45,814
	Happy Narae Co., Ltd.		82	13,019	157,593
	Others		12,105	6,088	10,130

			41,554	129,984	678,116

		~~W~~	858,298	3,596,623	913,713

100

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

36.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2020 and 2019 are as follows, Continued:

(*1)	Operating expenses and others include lease payments by the Company.
(*2)	Operating expenses and others include ~~W~~216,241 million of dividends paid by the Company.
(*3)	Operating expenses and others include ~~W~~890,529 million paid to PS&Marketing Corporation relating to purchase of accounts receivables resulting from sale of handsets.
(*4)	Operating revenue and others include ~~W~~199,995 million of dividend income received.
(*5)	Operating revenue and others include ~~W~~7,499 million of dividend income received.
(*6)	Operating revenue and others include ~~W~~8,900 million of dividend income received.
(*7)	Operating revenue and others include ~~W~~21,117 million of dividend income received.
(*8)	Operating revenue and others include ~~W~~50,039 million of dividend income received.
(*9)	Operating revenue and others include ~~W~~219,150 million of dividend income received.
(*10)	Operating revenue and others include ~~W~~8,350 million of dividend income received from Korea IT Fund and UniSK.

101

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

36.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of December 31, 2020 and 2019 are as follows:

(In millions of won)		December 31, 2020
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	1,593	44,035

Subsidiaries	SK Broadband Co., Ltd.		—	12,035	224,714
	PS&Marketing Corporation		—	1,686	69,301
	SK O&S Co., Ltd.		—	78	38,220
	SK Planet Co., Ltd.		—	412	23,886
	SK Telink Co., Ltd.		—	11,994	26,621
	SERVICE ACE Co., Ltd.		—	210	28,111
	SERVICE TOP Co., Ltd.		—	158	28,215
	Eleven Street Co., Ltd.		—	545	8,182
	One Store Co., Ltd.		—	267	12,320
	SK m&service Co., Ltd.		—	2,688	15,046
	SK Infosec Co., Ltd.		—	921	13,998
	SK Communications Co., Ltd.		—	28	11,052
	Others		—	1,791	25,729

			—	32,813	525,395

Associates	F&U Credit information Co., Ltd.		—	5	4,005
	SK hynix Inc.		—	6,991	127
	Wave City Development Co., Ltd.(*1)		—	25,782	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	2,779	—
	KEB HanaCard Co., Ltd.		—	352	145,328
	Others		—	7,398	4,150

			22,147	43,307	153,610

Others	SK Engineering and Construction Co., Ltd.		—	410	152
	SK Innovation Co., Ltd.		—	4,277	42,896
	SK Networks Co., Ltd.		—	371	4,533
	SK Networks Services Co., Ltd.		—	—	6,328
	SK Telesys Co., Ltd.		—	33	4,331
	SK TNS Co., Ltd.		—	19	89,370
	SK Energy Co., Ltd		—	525	233
	Others		—	2,192	26,640

			—	7,827	174,483

		~~W~~	22,147	85,540	897,523

(*1)	As of December 31, 2020, the Company recognized loss allowance of ~~W~~10,880 million on the receivable – trade.
(*2)	As of December 31, 2020, the Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

102

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

36.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of December 31, 2020 and 2019 are as follows, Continued:

(In millions of won)		December 31, 2019
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	1,869	53,297

Subsidiaries	SK Broadband Co., Ltd.		—	9,812	250,552
	PS&Marketing Corporation		—	122	67,146
	SK O&S Co., Ltd.		—	15	54,902
	SK Planet Co., Ltd.		—	949	100,431
	SK Telink Co., Ltd.		—	10,591	2,709
	SERVICE ACE Co., Ltd.		—	348	25,035
	SERVICE TOP Co., Ltd.		—	15	26,837
	Eleven Street Co., Ltd.		—	131	4,730
	One Store Co., Ltd.		—	263	27,409
	SK m&service Co., Ltd.		—	3,220	8,006
	SK Infosec Co., Ltd.		—	24	8,136
	SK Communications Co., Ltd.		—	31	11,574
	Others		—	1,062	11,065

			—	26,583	598,532

Associates	F&U Credit information Co., Ltd.		—	—	4,742
	SK hynix Inc.		—	5,602	100
	Wave City Development Co., Ltd.(*1)		—	31,523	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	5,359	—
	KEB HanaCard Co., Ltd.		—	1,025	9,474
	Others		204	25	2,261

			22,351	43,534	16,577

Others	SK Engineering and Construction Co., Ltd.		—	3,527	97
	SK Innovation Co., Ltd.		—	5,542	43,610
	SK Networks Co., Ltd.		—	333	9,058
	SK Networks Services Co., Ltd.		—	—	7,739
	SK Telesys Co., Ltd.		—	26	3,592
	SK TNS Co., Ltd.		—	9	193,946
	SK Energy Co., Ltd.		—	215	217
	UbiNS Co., Ltd.		—	—	16,741
	Others		—	1,699	18,139

			—	11,351	293,139

		~~W~~	22,351	83,337	961,545

(*1)	As of December 31, 2019, the Company recognized loss allowance of ~~W~~13,283 million on the receivable – trade.
(*2)	As of December 31, 2019, the Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

103

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

36.	Transactions with Related Parties, Continued

(5)	There were additional investments and disposal transactions in subsidiaries, associates and joint ventures during the years ended December 31, 2020 as presented in note 10.

37.	Commitments and Contingencies

(1)	Accounts receivables from sale of handsets

The sales agents of the Company sell handsets to the Company’s subscribers on an installment basis. The Company entered into comprehensive agreements to purchase accounts receivables from handset sales with retail stores and authorized dealers, and to transfer the accounts receivables from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivables from sale of handsets amounting to ~~W~~571,004 million and ~~W~~646,837 million as of December 31 2020 and 2019, respectively, which the Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable – other and long-term accounts receivable – other.

(2)	Legal claims and litigations

As of December 31, 2020, the Company is involved in various legal claims and litigations. Provision recognized in relation to these claims and litigation is immaterial. In connection with those legal claims and litigations for which no provision was recognized, management does not believe the Company has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Company’s financial position or operating results in the event an outflow of resources is ultimately necessary.

104

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

38.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Gain on foreign currency translations	~~W~~	(38)	(1,870)
Interest income		(26,463)	(35,463)
Dividends		(285,040)	(525,045)
Gain relating to financial assets at FVTPL		(5,956)	(859)
Gain relating to financial liabilities at FVTPL		—	(56)
Gain on disposal of property and equipment and intangible assets		(31,711)	(5,281)
Gain on business transfer		(12,451)	(59,375)
Gain on valuation of derivatives		(22,859)	(465)
Gain on settlement of derivatives		(7,380)	(29,176)
Gain on sale of accounts receivable - other		(22,605)	(15,855)
Other income		(959)	(558)
Loss on foreign currency translations		317	2,253
Bad debt for accounts receivable - trade		23,611	4,036
Bad debt for accounts receivable - other		3,767	3,295
Loss relating to financial assets at FVTPL		589	7,448
Loss relating to financial liabilities at FVTPL		—	43
Depreciation and amortization		3,011,626	2,931,107
Loss on disposal of property and equipment and intangible assets		18,882	12,232
Impairment loss on property and equipment and intangible assets		200,133	23,231
Interest expenses		244,037	256,186
Loss on settlement of derivatives		2,637	641
Loss relating to investments in subsidiaries and associates		11,840	68,550
Loss on sale of accounts receivable - other		—	5,823
Expense related to defined benefit plan		59,410	45,229
Share option		179	295
Income tax expense		182,663	204,987
Other expenses		16,889	7,489

	~~W~~	3,361,118	2,898,842

105

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

38.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Accounts receivable – trade	~~W~~	(49,900)	(135,840)
Accounts receivable – other		118,097	39,630
Advance payments		(5,305)	(11,040)
Prepaid expenses		(93,396)	(351,997)
Inventories		5,260	10,954
Long-term accounts receivable - other		19,238	(55,916)
Long-term prepaid expenses		227,843	(392,715)
Guarantee deposits		24,225	8,429
Contract assets		(335)	(23,366)
Accounts payable – other		95,810	160,397
Withholdings		(24,191)	(10,967)
Deposits received		1,415	(1,012)
Accrued expenses		(85,389)	95,985
Plan assets		(54,812)	(28,549)
Retirement benefit payment		(26,066)	(21,875)
Contract liabilities		(8,273)	34,441
Others		25,368	(19,652)

	~~W~~	169,589	(703,093)

(3)	Significant non-cash transactions for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Increase (decrease) in accounts payable - other relating to the acquisition of property and equipment and intangible assets	~~W~~	(402,598)	483,005
Increase of right-of-use assets		514,681	880,013
Contribution in kind for investments		4,702	168
Increase of investment in subsidiary from spin-off		34,308	—

106

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

38.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020
					Non-cash transactions
	January 1, 2020		Cash flows		Exchange rate changes(*)	Fair value changes	Other changes	December 31, 2020

Total liabilities from financing activities:
Long-term borrowings	~~W~~	32,934		(13,624)	(1,194)	—	492	18,608
Debentures		6,407,964		547,000	(85,091)	—	5,367	6,875,240
Lease liabilities		1,175,904		(349,656)	—	—	486,950	1,313,198
Long-term payables – other		1,968,538		(425,349)	—	—	23,134	1,566,323
Derivative financial Liabilities		—		8,191	—	32,827	—	41,018
Derivative financial assets		(126,251)		28,500	—	35,445	—	(62,306)

	~~W~~	9,459,089		(204,938)	(86,285)	68,272	515,943	9,752,081
Other cash flows from financing activities:
Payments of cash dividends			~~W~~	(731,364)
Payments of interest on hybrid bonds				(14,766)
Acquisition of treasury shares				(426,664)

				(1,172,794)

			~~W~~	(1,377,732)

(*)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.

107

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

38.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2020 and 2019 are as follows, Continued:

(In millions of won)
	2019
					Non-cash transactions
	January 1, 2019		Cash flows		Exchange rate changes(*)	Fair value changes	Other changes	December 31, 2019

Total liabilities from financing activities:
Long-term borrowings	~~W~~	44,394		(12,882)	1,129	—	293	32,934
Debentures		5,722,612		645,274	47,343	(56)	(7,209)	6,407,964
Lease liabilities		709,046		(364,614)	—	—	831,472	1,175,904
Long-term payables – other		2,362,966		(425,349)	—	—	30,921	1,968,538
Derivative financial Liabilities		1,107		626	—	(1,733)	—	—
Derivative financial assets		(50,805)		11,800	—	(84,975)	(2,271)	(126,251)

	~~W~~	8,789,320		(145,145)	48,472	(86,764)	853,206	9,459,089
Other cash flows from financing activities:
Payments of cash dividends			~~W~~	(718,698)
Payments of interest on hybrid bonds				(14,766)
Disposal of treasury shares				300,000

				(433,464)

			~~W~~	(578,609)

(*)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.

108

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

39.	Spin-off

On October 15, 2020, the board of directors of the Company made a resolution to spin off its mobility business and incorporate a new company (“T Map Mobility Co., Ltd.”) and the resolution was approved as presented at the extraordinary shareholders’ meeting on November 26, 2020. The details of spin-off are as follows:

Information of Spin-off

Spin-off method	Simple vertical spin-off

Company	SK Telecom Co., Ltd. (Surviving Company)
T Map Mobility Co., Ltd. (New Company)

Shareholders’ meeting approval date	November 26, 2020
Effective date of the spin-off	December 29, 2020

The Company determined the acquisition cost of investment in subsidiary at the carved out carrying amount of net assets transferred to the New Company by the spin-off. The carrying amount of net assets transferred by the spin-off and the acquisition cost of investment in subsidiary are as follows:

(In millions of won)
Amount
I. Assets:
Cash and cash equivalents	121,100
Trade and other receivables	2,460
Inventories, net	684
Property and equipment, net	11,589
Intangible assets, net	34,093
Deferred tax assets	112
Other assets	1,126

171,164
II. Liabilities:
Accounts payable - other	7,003
Accrued expenses	5,020
Withholdings	2,715
Defined benefit liabilities	289
Lease liabilities	39
Other liabilities	1,038

16,104
III. Net assets transferred (I-II)	155,060

IV. Acquisition incidental expense	348

V. Investment in subsidiary (III+IV)	155,408

109

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

40.	Subsequent Events

On January 26, 2021, the Company has entered into a memorandum of understanding (“MOU”) with E-MART Inc. to sell its entire 1,000,000 common stock of SK Wyverns Co., Ltd., in addition to land and buildings for ~~W~~100,000 million and ~~W~~35,280 million, respectively. In accordance with the MOU, the sale and purchase agreement of stock has been executed on February 23, 2021 and the agreement to sell land and building with SK Wyverns Co., Ltd. was executed on February 26, 2021.

110

Independent Auditors’ Report on Internal Control over Financial Reporting

Based on a report originally issued in Korean

To the Board of Directors and Shareholders of

SK Telecom Co., Ltd.:

Opinion on Internal Control over Financial Reporting

We have audited SK Telecom Co., Ltd.’s (the “Company”) Internal Control over Financial Reporting (“ICFR”) as of December 31, 2020, based on the criteria established in Conceptual Framework for Designing and Operating ICFR (“ICFR Design and Operation Framework”) issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea (the “ICFR Committee”).

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on ICFR Design and Operation Framework.

We also have audited, in accordance with Korean Standards on Auditing (“KSAs”), the separate financial statements of the Company, which comprise the separate statement of financial position as of December 31, 2020, the separate statements of income, comprehensive income, changes in equity, and cash flows for the year then ended, and notes, comprising significant accounting policies and other explanatory information, and our report dated March 11, 2021 expressed an unmodified opinion on those separate financial statements.

Basis for Opinion

We conducted our audit in accordance with KSAs. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Internal Control over Financial Reporting section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the internal control over financial reporting in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Internal Control over Financial Reporting

The Company’s management is responsible for designing, operating, and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report on the Operation of Internal Control over Financial Reporting.

Those charged with governance are responsible for overseeing the Company’s internal control over financial reporting.

Auditors’ Responsibilities for the Audit of the Internal Control over Financial Reporting

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit in accordance with KSAs. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit of internal control over financial reporting involves performing procedures to obtain audit evidence about whether a material weakness exists. The procedures selected depend on the auditor’s judgment, including the assessment of the risks that a material weakness exists. An audit includes obtaining an understanding of internal control over financial reporting and testing and evaluating the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

111

Definition and Inherent Limitations of Internal Control over Financial Reporting

The Company’s internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Korean International Financial Reporting Standards (“K-IFRS”). The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with K-IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditors’ report is In Hye Kang.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 11, 2021

This report is effective as of March 11, 2021, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the Company’s internal control over financial reporting. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

112

Report on the Operation of Internal Control over Financial Reporting

English translation of a Report Originally Issued in Korean

To Shareholders, the Board of Directors and Audit Committee of

SK Telecom Co., Ltd.

We, as the Chief Executive Officer (“CEO”) and Internal Control over Financial Reporting (“ICFR”) Officer of SK Telecom Co., Ltd. (“the Company”), assessed the status of the design and operation of the Company’s ICFR for the year ending December 31, 2020.

The Company’s management including the CEO and ICFR Officer is responsible for designing and operating ICFR. We, as the CEO and ICFR Officer (collectively, “We”, “Our” or “Us”), evaluated whether the ICFR has been appropriately designed and is effectively operating to prevent and detect error or fraud which may cause material misstatement of the financial statements to ensure preparation and disclosure of reliable financial information.

We used the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’ established by the Operating Committee of Internal Control over Financial Reporting in Korea (the “ICFR Committee”)’ as the criteria for design and operation of the Company’s ICFR. We also conducted an evaluation of ICFR based on the ‘Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting’ established by the ICFR Committee.

Based on our assessment of ICFR operation, we concluded that the Company’s ICFR has been appropriately designed and is operating effectively in all material respects as of December 31, 2020, in accordance with the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

February 1, 2021

/s/ Yoon, Poong Young
Internal Control over Financial Reporting Officer

/s/ Park, Jung Ho
Chief Executive Officer

113